UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 18-K
For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of

THE REPUBLIC OF ARGENTINA
(Name of Registrant)

Date of end of last fiscal year: December 31, 2007

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Daniel Martin
Office of the Financial Representative of Argentina
1800 K Street, N.W., Suite 924
Washington, D.C. 20006

Copies to:

Carmen Amalia Corrales
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006

*The Registrant is filing this annual report on a voluntary basis.

ITEM 1.	In respect of each issue of securities of the registrant registered, a brief statement as to:

	(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

Not applicable.

	(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

Reference is made to pages 125 through 132 of Exhibit D.

	(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

Not applicable.

ITEM 2.	A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a)

Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item.)

Reference is made to pages 125 through 160 of Exhibit D and to Exhibit E.

	(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

Reference is made to pages 125 through 160 of Exhibit D and to Exhibit E.

ITEM 3.

A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Reference is made to pages 125 through 160 of Exhibit D and to Exhibit E.

ITEM 4. (a)	As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1) Total amount held by or for the account of the registrant.

Not applicable.

(2)

Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not practicable.

(3) Total amount otherwise outstanding.

2

Not applicable.

	(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.

ITEM 5.	A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

	(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

Reference is made to pages 125 through 160 of Exhibit D and to Exhibit E.

	(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

Reference is made to pages 125 through 160 of Exhibit D and to Exhibit E.

ITEM 6.

Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to pages 98 through 124 of Exhibit D.

ITEM 7.	(a)

If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe such foreign exchange control.

Reference is made to pages 80 through 83 of Exhibit D.

	(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Reference is made to pages 80 through 83 of Exhibit D.

ITEM 8.

Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

Reference is made to page78 of Exhibit D.

ITEM 9.

Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

3

Reference is made to pages 54 through 70 of Exhibit D.

ITEM 10.

The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need be furnished only if the registrant has published balances of international payments.)

Reference is made to pages 52 through 54 of Exhibit D.

4

This annual report comprises:

(a)	Pages numbered 1 to 6 consecutively.

(b)	The following exhibits:

	Exhibit A:	None.
	Exhibit B:	None.
	Exhibit C:	National Administration General Budget Law for 2008 of the Registrant.
	Exhibit D:	Current Republic of Argentina Description.
	Exhibit E:	Debt Tables as of December 31, 2007.

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

5

SIGNATURE PAGE

                    Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant, the Republic of Argentina, has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buenos Aires, Argentina on the 10th day of October, 2008.

By:	/s/ Fabián Gustavo Dall’O

Cabinet Advisor to the Minister of Economy

6

EXHIBIT D
TABLE OF CONTENTS

ABOUT THIS ANNUAL REPORT

          This annual report is based on information that is publicly available or that Argentina has supplied, unless otherwise expressly stated. Argentina confirms that:

•	the information contained in this annual report is true and correct in all material respects and is not misleading as of the date of this annual report;

•	it has not omitted facts, the omission of which makes this annual report as a whole misleading; and

•	it accepts responsibility for the information it has provided in this annual report and will provide in any annual report supplement.

CERTAIN DEFINED TERMS AND CONVENTIONS

Certain Defined Terms

          All references in this annual report to the “Government” are to the non-financial sector of the federal government of Argentina, excluding the Central Bank of Argentina (to which we refer as the “Central Bank”).

          The terms set forth below have the following meanings for the purposes of this annual report:

•	Gross domestic product, or “GDP,” means the total value of final products and services produced in Argentina during the relevant period.

•

Imports are calculated based upon (i) for purposes of foreign trade, statistics reported to Argentine customs upon entry of goods into Argentina on a cost, insurance and freight included basis, or “CIF basis” and (ii) for purposes of the balance of payments accounts, statistics collected on a free on board, or “FOB basis,” at a given departure location.

•

Exports are calculated based upon (i) for purposes of foreign trade, statistics reported to Argentine customs upon departure of goods from Argentina on a FOB basis and (ii) for purposes of the balance of payments accounts, statistics collected on a FOB basis.

•

The rate of inflation or inflation rate provides an aggregate measure of the rate of change in the prices of goods and services in the economy. The inflation rate is generally measured by the rate of change in the consumer price index, or “CPI,” between two periods unless otherwise specified. The annual percentage rate of change in the CPI as of a particular date is calculated by comparing the index as of that date against the index as of the date twelve months prior. The CPI is calculated on a weighted basket of consumer goods and services that reflects the pattern of consumption of Argentine households using a monthly averaging method. The Government also compiles statistics on the wholesale price index, or “WPI.” The annual percentage rate of change in the WPI as of a particular date is calculated by comparing the index as of that date against the index as of the date twelve months prior. The WPI is based on a basket of goods and services that reflects the pattern of consumption of Argentine retailers. The CPI measures changes in the price level of goods and services to the final consumer and therefore tends to reflect changes in the cost of living. While the WPI also provides a measure of inflation, it is more limited in scope since it measures changes in the price of goods and services paid by retailers and not the end consumers.

•

Certain data included in this annual report has been adjusted for inflation based on the Coeficiente de Estabilización de Referencia, or “CER,” or the Coeficiente de Variación Salarial, or “CVS.” CERs are units of account whose value in pesos is indexed to consumer price inflation. The nominal amount of a CER-based financial instrument is converted to a CER-adjusted amount and interest on the financial instrument is calculated on the CER-adjusted balance. CVSs are units of account whose value in pesos is determined based on changes in an index of public and private sector wages. The nominal amount of a CVS-based financial instrument is converted to a CVS-adjusted amount and interest on the financial instrument is calculated on the CVS-adjusted balance.

•

Unemployment rate represents the percentage of Argentina’s labor force that has not worked a minimum of one hour with remuneration or fifteen hours without remuneration during the week preceding the date of measurement. The “labor force” refers to the sum of the population in major urban centers across Argentina that has worked a minimum of one hour with remuneration or fifteen hours without remuneration during the week preceding the date of measurement plus the population that is unemployed but actively seeking employment.

•	Underemployment rate represents the percentage of Argentina’s labor force that has worked fewer than thirty-five hours during the week preceding the date of measurement and seeks to work more.

•

Defaulted debt or debt in default as of any given date refers to all of Argentina’s public indebtedness on which Argentina is not paying principal or interest as of such date, plus any past-due principal and interest payments.

•	Non-performing debt refers to public indebtedness of Argentina that is formally subject to the suspension of payments declared by the Government in December 2001, and it also includes the following:

o

(i) certain debt obligations on which the Government has continued to make payments on a case-by-case basis (such as in cases of extreme necessity (e.g., for senior citizens 75 years of age or older) or when the provision of essential services is threatened), despite being formally subject to the suspension of debt payments; and

o

(ii) certain obligations that resulted from the advance payment of tax obligations by certain companies. These advance tax payments gave rise to claims against the Government for the amount of the payment. The Government considers these claims additional public indebtedness of Argentina and they are treated as such in the Government’s accounts. These claims, however, are discharged when the tax obligation that gave rise to the advanced payment actually becomes payable, at which time the tax obligation is cancelled. Accordingly, although formally subject to the suspension of payments, the Government’s obligations in respect of these claims are not in default. Argentina’s “non-performing” debt encompasses all the public debt in which Argentina is in default as of any given date, but excluding past-due principal and interest payments.

•	Past-due payments or payments in arrears refers to past-due principal or interest payments on Argentina’s non-performing public indebtedness.

•	2005 Debt Exchange refers to the restructuring and exchange of public debt undertaken by the Government in January and February of 2005. See “Public Sector Debt—Debt Management—2005 Debt Exchange.”

          For purposes of this annual report, the following terms, which refer to various public debt instruments, have the meanings set forth below:

•

Bocones. Bonds that the Government began issuing in 1991 to restructure its obligations to pensioners and various private creditors and as reparation to the families of those who were imprisoned by, or who disappeared under the rule of, the military dictatorship.

•

Boden. Bonds that the Government began issuing in 2002 to compensate individuals and financial institutions affected by some of the emergency measures adopted by the Government during the most recent economic crisis. Boden include the following:

•

Boden Compensation. Issued to compensate banks for losses attributable to the difference in value between their pesified assets and their pesified liabilities that resulted from the asymmetric pesification of substantially all foreign currency-denominated loans and liabilities.

•

Boden Coverage. Issued to compensate banks for losses attributable to any amounts by which their remaining foreign currency-denominated liabilities not subject to pesification exceeded their remaining foreign currency-denominated assets not subject to pesification.

	•	Boden Depositor. Issued to compensate depositors for losses that resulted from the pesification and rescheduling of bank deposits.

•

Boden Quasi-Currency. Issued to the Central Bank in order to redeem quasi-currency bonds issued by the federal and provincial governments. “Quasi-currency” bonds refers to debt instruments issued by the federal and provincial governments that circulated in the Argentine economy as an alternative form of currency since they could be used by the holder to discharge a variety of obligations, including tax obligations.

	•	Boden Restitution. Issued to compensate pensioners and public-sector employees for the 13% reductions in benefits and salaries that took place in 2001.

	•	Boden 2005. Boden with maturity date in 2005.

	•	Boden 2006. Boden with maturity date in 2006.

	•	Boden 2007. Boden with maturity date in 2007.

	•	Boden 2008. Boden with maturity date in 2008.

	•	Boden 2011. Boden with maturity date in 2011.

	•	Boden 2012. Boden with maturity date in 2012.

	•	Boden 2013. Boden with maturity date in 2013.

	•	Boden 2014. Boden with maturity date in 2014.

	•	Boden 2015. Boden with maturity date in 2015.

•

Bogar. Bonds issued by the Provincial Development Fund in order to restructure debt obligations of the provinces. These bonds are guaranteed by the Government. This guarantee is, in turn, secured through a pledge of revenue from certain Government taxes. Additionally, the provinces have an obligation to reimburse the Provincial Development Fund and, indirectly, the Government for any amounts paid under these bonds. This obligation is secured by a pledge of a portion of the tax-revenue transfer the provinces receive from the Government.

•	Bogar 2018. Bogar with maturity date in 2018.

•	Bogar 2020. Bogar with maturity date in 2020.

•	Bonar V. Dollar denominated bonds issued at an annual rate of 7.0% and maturing in 2011.

•	Bontes. Medium- to long-term Government treasury bonds issued domestically in the late 1990s.

•	Bonos-Pagaré. Medium-to long-term Government treasury bonds issued domestically in the late 1990s.

•

Brady Bonds. Collateralized Government bonds issued in 1992 pursuant to the Brady Plan to restructure Argentina’s outstanding medium- and long-term commercial bank debt. These bonds consisted of par bonds, discount bonds and floating-rate bonds.

•

Cedros. Negotiable instruments issued by financial institutions representing claims on term deposits that were rescheduled by the Government as part of the emergency measures it adopted during the recent economic crisis. Cedros can be used to repay certain bank loans, are not backed by the Government and trade on the Buenos Aires Stock Exchange.

•	Eurobond. Government bonds issued in the international capital markets under the Government’s U.S.$15.0 billion Medium-Term Note Program.

•	GDP-linked Securities. Long-term Government treasury securities issued in the international capital markets pursuant to the 2005 Debt Exchange.

•	Global Bond. Government bonds issued in the international capital markets under the Government’s shelf registration statements filed with the SEC.

•	LEBACs. Short-term notes that the Central Bank began issuing in March 2002. They are issued principally in pesos, but also in U.S. dollars and pesos inflation adjusted.

•	Lecops. Government-issued quasi-currency bonds.

•	Letes. Short-term Government treasury bonds issued domestically in the late 1990s.

•

National Guaranteed Loans. Tax-secured loans that the Government exchanged for previously outstanding Government bonds as part of a voluntary debt exchange offer that took place in 2001. Holders of National Guaranteed Loans retained the right to recover their original bonds upon any default (we refer to this process as the reverse swap of National Guaranteed Loans).

•	NOBACs. Medium-term notes that the Central Bank began issuing in December 2003. They are issued only in pesos and pesos inflation adjusted.

•	Par, Discount and Quasi-Par Bonds. Long-term Government treasury bonds issued in the international capital markets pursuant to the 2005 Debt Exchange.

•	Patacones. Quasi-currency treasury bonds issued by the Province of Buenos Aires in 2001 and 2002 to finance its fiscal deficits.

•	Samurai Bonds. Yen-denominated bonds issued by the Government in Japan and that are governed by Japanese law.

•

Spanish Bonds. Government bonds issued to Spanish banks in 1993 as part of the Brady restructuring. They have shorter maturities than Brady Bonds and, instead of being secured with collateral, are guaranteed by the Spanish government.

Currency of Presentation

          Unless otherwise specified, references herein to “dollars,” “U.S. dollars,” “U.S.$” and “$” are to the currency of the United States of America, references to “euros” or “€” are to the currency of the European Union, and references to “pesos” and “Ps.” are to Argentine pesos. The Government publishes most of its economic indicators and other statistics in pesos. From April 1, 1991, through January 6, 2002, the amounts presented to reflect economic indicators were the same in dollars and in pesos due to the one-to-one dollar/peso exchange rate that prevailed during this period. The peso now floats against other currencies, although the Central Bank of

Argentina purchases or sells U.S. dollars on the currency exchange market from time to time in order to minimize fluctuations in the value of the peso. For figures reflecting flows of peso amounts during a specified period, the average dollar-peso exchange rate for that period is used. For figures reflecting amounts as of a specific date, the exchange rate applicable on that date is used.

          On October 8, 2008, the exchange rate as reported by the Central Bank was Ps.3.22 per U.S. dollar.

          Currency conversions, including conversions of pesos into U.S. dollars, are included only for the convenience of the reader and should not be construed as a representation that the amounts in question have been, could have been, or could be converted into any particular denomination, at any particular rate, or at all.

          Unless otherwise specified, prices and figures are stated in current values of the currency presented.

          The following table shows the average and period-end peso/dollar exchange rates as reported by the Central Bank for the dates and periods specified.

	Argentine peso per U.S. dollar (1)
	High	Low	Average	Period-end

2003	3.36	2.76	2.95	2.93
2004	3.07	2.80	2.94	2.97
2005	3.05	2.86	2.92	3.03
2006	3.11	3.03	3.07	3.07
2007	3.18	3.06	3.12	3.15
2008 (through September 30)	3.18	3.01	3.11	3.13
January	3.16	3.13	3.14	3.16
February	3.15	3.17	3.16	3.16
March	3.14	3.17	3.16	3.17
April	3.18	3.15	3.17	3.16
May	3.18	3.10	3.15	3.10
June	3.09	3.01	3.04	3.02
July	3.03	3.01	3.02	3.03
August	3.05	3.02	3.03	3.03
September	3.13	3.03	3.08	3.13

(1) As quoted by the Central Bank.

Presentation of Financial Information

          All annual information presented herein is based upon January 1 to December 31 periods, unless otherwise specified. Totals in some tables in this annual report may differ from the sum of the individual items in those tables due to rounding.

          Certain statistical information included herein is preliminary in nature and reflects the most recent reliable data readily available to the Government as of the date of this annual report. The Central Bank, the Ministry of Economy and Production and other government entities conduct reviews of Argentina’s official financial and economic statistics after these statistics are first published. These reviews are conducted periodically depending on the period of time covered by the data. Annual figures are reviewed once a year, quarterly figures are reviewed once a quarter and monthly figures are reviewed once a month. Accordingly, certain financial and economic information presented in this annual report may subsequently be adjusted or revised to reflect new or more accurate data or in accordance with Argentina’s ongoing review of its financial and economic data. The Government believes that this review process is substantially similar to the practices of other industrialized nations. The Government does not expect revisions of the data contained in this annual report to be material, although it cannot assure you that it will not make material revisions. Certain financial and economic data included herein may also differ materially from data provided by other sources.

          Beginning in the last quarter of 2006, The Intstituto Nacional de Estaditicas y Censos, or “INDEC,” one of the Government’s principal statistical agencies, has experienced significant personnel turnover and controversy over inflation figures. Certain INDEC employees and analysts have objected to the inflation data published by INDEC. Private analysts and non-Governmental sources may publish inflation estimates, which may be significantly higher than INDEC’s. The Government utilizes and relies on the INDEC statistics, including inflation data, presented herein. Inflation presents a significant challenge to the Argentine economy. Inflation estimates have an impact on the calculation of several other economic data, such as GDP and poverty estimates. See “Monetary System –Inflation.”

          The Government uses 1993 as the base year for calculating GDP and assigns different weights to selected sectors of the economy to reflect their relative importance. The Government’s GDP calculation methodology conforms to international statistical norms recommended by the International Monetary Fund, or “IMF.” Under the methodology, Argentina’s current account includes transactions involving non-residents, incorporates estimates regarding business, technical and personal services, and utilizes various sources of information, including account balances of private sector businesses. Argentina’s capital account under this methodology includes investments by non-residents in Argentine businesses and estimates of bank deposits and investment portfolios.

          Debt presentation

         Except where indicated, debt amounts provided in this annual report do not include defaulted debt in respect of securities that were eligible for, but were not tendered in, the 2005 Debt Exchange. Defaulted debt on securities that were eligible for, but were not tendered in, the 2005 Debt Exchange totaled U.S.$28.9 billion as of December 31, 2007, and U.S. $30.6 billion as of June 30, 2008. As of June 30, 2008, that debt consisted of:

•	U.S.$14.4 billion pertained to past-due principal amounts;

•	U.S.$9.2 billion pertained to past-due interest amounts; and

•	the balance pertained to principal and interest on debt that had not become due.

       In addition, past-due interest amounts relating to non-performing debt provided in this annual report do not include penalty interest.

DATA DISSEMINATION

          Argentina subscribes to the IMF’s Special Data Dissemination Standard, or “SDDS,” which is designed to improve the timeliness and quality of information of subscribing member countries. The SDDS requires subscribing member countries to provide schedules indicating, in advance, the date on which data will be released (the so-called “Advance Release Calendar”). For Argentina, precise dates or “no-later-than-dates” for the release of data under the SDDS are disseminated in advance through the Advance Release Calendar, which is published on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board. Summary methodologies of all metadata to enhance transparency of statistical compilation are also provided on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board. The Internet website is located at http://dsbb.imf.org. Neither the Government nor any agents acting on behalf of the Government in connection with this annual report accept any responsibility for information included on that website, and its contents are not intended to be incorporated by reference into this annual report.

SUMMARY

          The following summary highlights information contained elsewhere in this annual report. It is not complete and may not contain all the information that you should consider. You should read the entire annual report and any supplement carefully.

Selected Economic Information
(in billions of pesos unless otherwise indicated)

	For the year ended and as of December 31 (unless otherwise specified),

	2003		2004		2005		2006		2007

THE ECONOMY:
Real GDP (in billions of 1993 pesos)	Ps.	256.0	Ps.	279.1	Ps.	304.8	Ps.	330.6	Ps.	359.2
Rate of change from prior year		8.8%		9.0%		9.2%		8.5%		8.7%
Nominal GDP		375.9		447.6		531.9		654.4		812.5
Inflation (as measured by CPI)(1)		3.7%		6.1%		12.3%		9.8%		8.5%
Unemployment rate(2)		15.4%		12.6%		10.6%		9.5%		9.2%

BALANCE OF PAYMENTS (in billions of U.S. dollars):
Current account	U.S.$	8.1	U.S.$	3.2	U.S.$	5.3	U.S.$	7.7	U.S.$	7.1

Of which:
Imports of goods		13.1		21.3		27.3		32.6		42.5
Exports of goods		29.9		34.6		40.4		46.5		55.8
Capital and financial account		(3.2)		1.5		3.4		(5.4)		5.7
Change in gross international reserves of the Central Bank		3.6		5.3		8.9		3.5		13.1
Gross international reserves of the Central Bank		14.1		19.7		28.1		32.0		46.2

PUBLIC FINANCE:
Revenues	Ps.	77.2	Ps.	104.9	Ps.	126.3	Ps.	158.2	Ps.	218.3
As a % of GDP		20.5%		23.4%		23.7%		24.2%		26.9%
Primary Expenditures		68.5		87.6		106.7		135.1		192.6
As a % of GDP		18.2%		19.6%		20.1%		20.6%		23.7%
Primary fiscal balance(3)		8.7		17.3		19.6		23.2		25.7
As a % of GDP		2.3%		3.9%		3.7%		3.5%		3.2%
Overall fiscal balance		1.8		11.7		9.4		11.6		9.3
As a % of GDP		0.5%		2.6%		1.8%		1.8%		1.1%

PUBLIC DEBT(4) (in billions of U.S. dollars):
Peso-denominated debt(5)	U.S.$	43.3	U.S.$	46.7	U.S.$	62.8	U.S.$	65.6	U.S.$	68.4
Foreign currency-denominated debt(5)		113.5		144.6		66.4		71.2		76.4
Total principal arrears		18.1		30.5		3.3		4.4		4.4
Total interest arrears		9.8		14.9		0.8		1.0		1.1

Total gross public debt(6)	U.S.$	178.8	U.S.$	191.3	U.S.$	129.2	U.S.$	136.7	U.S.$	144.7

Total gross debt as a % of GDP		138.7%		127.3%		73.9%		64.0%		56.1%
Total gross debt as a % of Government revenues		671.9%		532.9%		297.2%		265.6%		206.6%

(1)	Measured by the twelve-month percentage change in the CPI.
(2)	The numbers presented are for the second half of the years 2003 through 2007.
(3)	Excluding privatizations and interest payments.
(4)	Excluding direct debt of the provinces and municipalities not guaranteed by the Government.
(5)	Not including principal or interest arrears.
(6)	As of December 31, 2004, of the U.S.$191.3 billion total gross debt, U.S.$110.4 billion was in default.

The Republic of Argentina

General

          Argentina is a representative democracy located in southeastern South America with an estimated population of 36.3 million as of 2001, the date of the most recent census. Argentina has recovered from a severe economic recession that began in the fourth quarter of 1998 and culminated, after a decade of relative stability and economic prosperity, in unprecedented social, economic and political crises in 2001 and 2002. From 1999 through 2002, Argentina’s economy contracted significantly and poverty and unemployment reached record levels. The administration of President Fernando de la Rúa, which took office in October 1999, was unable to restore economic growth.

          In December 2001, the Government imposed restrictions on the withdrawal of bank deposits to safeguard the viability of the banking system. These restrictions triggered widespread social unrest that resulted in the resignation of President de la Rúa. Through the end of 2003, Congress, in accordance with the Constitution, appointed sucessive presidents of Argentina until the election of Néstor Kirchner as president in December 2003. President Kirchner’s term expired on December 10, 2007. His term in office was marked by economic growth, reduction of poverty and unemployment rates, and large-scale debt renegotiations with a majority of the holders of defaulted Argentine bonds.

          On October 28, 2007, presidential and congressional elections were held in Argentina. Cristina E. Fernández de Kirchner was elected and became Argentina’s President on December 10, 2007. Her term will expire on December 10, 2011. Fernández de Kirchner’s administration has continued the policies of the previous government, including pursuing strong economic growth, maintaining fiscal and trade surpluses, preserving a weak currency and low interest rates, suppressing inflation and redistributing income through food, energy, and transport subsidies. Fernández de Kirchner intends to combat inflation by negotiating a “social pact” between business and trade unions that would control wage claims, slow price increases and provide a stable environment for investment.

          The Argentine economy began to show signs of recovery in the second half of 2002. This recovery continued during 2003 through 2007 and the first six months of 2008.

The Economy

          History and Background

          During the 1980s, high levels of state intervention in the economy, combined with high levels of inflation, frequent changes in Government policy and financial market instability, inhibited any significant growth in the Argentine economy. During the 1990s, the Menem administration adopted a fixed exchange rate regime (known as “Convertibility”) and neo-liberal economic policies that included privatization, deregulation and trade liberalization programs. It also sought to improve Argentina’s relations with its creditors.

          The regime (“the Convertibility Regime”) imposed by the convertibility law No. 23.928 in 1991 (the “Convertibility Law”) and the Government’s free-market initiatives temporarily achieved price stability, increased the efficiency and productivity of the Argentine economy and attracted significant foreign investment. From 1993 through 1998, GDP grew in real terms at an average annual rate of 4.0%, despite a 2.8% contraction in 1995 due to the Mexican financial crisis of 1994.

          The Beginning of the Economic Recession: 1999-2001

          Argentina’s recent severe economic recession was triggered, in part, by a series of external shocks that took place between the last quarter of 1997 and the fall of 2001, including financial crises in Russia, Asia and Brazil and rising worldwide interest rates. Domestic structural barriers to economic growth also contributed to the crisis. Together, these factors resulted in a deep contraction in the economy, a banking and fiscal crisis and capital flight from Argentina. From 1998 through 2002, real GDP contracted by a cumulative 18.4%. As of May 31, 2002, the unemployment rate had reached 21.5%, and more than half of the population subsisted below the poverty line.

          The Collapse of the Convertibility Regime - 2002

          In 2002, in response to a massive run on bank deposits and capital flight, the Government ended the peg of the peso to the U.S. dollar. Following the collapse of the Convertibility Regime, the peso lost significant value, both against foreign currencies and in terms of domestic purchasing power. In the first six months of 2002, the peso lost approximately 74.2% of its value against the U.S. dollar, reaching a low of U.S.$0.258 per one peso on June 26, 2002.

          During 2002, Argentina experienced a 10.9% reduction in GDP. As a result of strict restrictions imposed by the Government on bank withdrawals and foreign exchange transactions, economic activity declined dramatically, with gross investment and private consumption decreasing by 36.4% and 14.4%, respectively, in 2002. During this year, Government consumption also declined, by 5.1%. Beginning in the second half of the year, however, the devaluation of the peso caused a shift in domestic consumption. As the price of imported goods increased due to the devaluation of the peso, Argentine consumers shifted their purchases away from foreign products and towards domestic products. This import substitution process reactivated domestic production, which triggered the economic recovery.

          Continued Economic Recovery – From 2003 to present

          In 2007, Argentina’s GDP completed a five-year growth period at an annual average rate of 8.7%. Per capita income increased 153.8% in 2007, as compared to the per capita income recorded in 2002 when Argentina was enduring the worst economic crisis in its history. During the first six months of 2008, the economy continued to grow, although at a less rapid pace.

          Despite this recovery, the Argentine economy still faces significant challenges, including widespread poverty, high unemployment and underemployment, increasing inflation and energy shortages.

Balance of Payments

          History and Background

          Argentina’s balance of payments played a pivotal role in the economic downturn that gripped the economy beginning in late 1998. During the Convertibility Regime, the Argentine economy grew dependent on a steady inflow of foreign capital to finance its recurring dual deficits in its current account and in the Government’s fiscal accounts.

          Throughout most of the 1990s, these capital inflows materialized as the free-market reforms adopted by the Government and the economic expansion fueled a growing appetite among foreign investors for Argentine assets and investments. As a result, throughout most of the 1990s Argentina registered surpluses in its capital account, which offset its current account deficits. The flow of foreign capital into Argentina, however, was volatile due in part to the elimination of restrictions on capital flows.

          1998-2001

          Between the fourth quarter of 1998 and the fall of 2001, several factors, including international financial crises, a rise in U.S. interest rates and an increasing fiscal deficit, triggered a significant reduction in net capital inflows to the Argentine economy which led to a reversal of Argentina’s balance of payments surplus.

          2002-Second quarter of 2008

          The economic crisis resulted in a significant decline in demand for imports in 2002 which yielded a surplus in Argentina’s current account. This surplus offset the continued capital flight from the economy resulting in a reduction of Argentina’s balance of payments deficit. Argentina recorded a balance of payments surplus every year since 2003, primarily as a result of an increase in exports and the switch from deficit to surplus in the Capital and Financial Account (with the exception of 2006, when the Government repayed its U.S.$9.5 billion debt with the IMF), which was the result of the economic recovery and the devalued peso making Argentine products more competitive in the international marketplace.

Monetary System

          The Central Bank and Monetary Policy

          The Convertibility Law, which fixed a one-to-one exchange rate between the peso and the U.S. dollar, governed Argentina’s monetary policy from 1991 through 2001. The Convertibility Law was complemented by the 1992 amendments to the Central Bank charter, which limited the tools available to the Central Bank with respect to regulating the money supply. On January 6, 2002, the Argentine Congress enacted the Law of Public Emergency and Reform of the Exchange Rate Regime (the “Public Emergency Law”), which effectively brought an end to the Convertibility Regime. The Public Emergency Law abolished the peg between the peso and the U.S. dollar and granted the executive branch the power to regulate the foreign exchange market and to establish foreign exchange rates. The Central Bank now focuses its monetary policy on providing adequate liquidity to the economy while maintaining the stability of the rate of inflation and the exchange rate.

          Inflation

          Prior to the adoption of the Convertibility Regime, Argentina was plagued by high inflation. By the late 1980s, Argentina faced its latest bout of hyperinflation, with the CPI increasing by 1,344.0% in 1990. The restrictions imposed by the Convertibility Regime brought this hyperinflation to an end. By 1996, the year-to-year increase in the CPI had dropped below 1.0%. A similar decrease was observed in the WPI in 1997.

          A downturn in economic activity starting in the last quarter of 1998, however, brought about price deflation, which further aggravated Argentina’s economic downturn as it tended to discourage consumption and put downward pressure on wages. This, in turn, undermined the ability of debtors to repay debts, increasing the bad-loan portfolio of the banking sector. Deflation in both consumer and wholesale prices ended in 2002 with the devaluation of the peso, which resulted in an increase in the price of foreign goods. The rate of inflation has stabilized since 2003:

•	During 2003, the CPI increased 3.7%, and the WPI increased 2.0%;

•	During 2004, the CPI increased 6.1%, and the WPI increased 7.9%;

•	During 2005, the CPI increased 12.3%, and the WPI increased 10.7%;

•	During 2006, the CPI increased 9.8%, and the WPI increased 7.1%;

•	During 2007, the CPI increased 8.5%, and the WPI increased 14.6%; and

•	During the first eight months of 2008, the CPI increased 5.5%, and the WPI increased 7.7%.

          The Financial System

          The monetary and financial system had achieved substantial stability and strength prior to the onset of the economic crisis and remained relatively stable during the first two years of the recession (1999 to 2000). However, as the crisis deepened and speculation of a potential devaluation mounted, confidence in the banking sector began to erode triggering a significant run on deposits in 2001. By December 31, 2001, total deposits (peso and dollar) had declined 23.2% from the previous year, threatening the liquidity of the system and lending to the non-financial private sector had come to a virtual standstill.

          To reduce the threat of a collapse of the banking sector, in December 2001 and February 2002 the Government imposed strict limits on bank withdrawals (known as the “corralito”) and rescheduled term deposits (known as the “corralón”). After the devaluation of the peso, in February 2002 the Government ordered the pesification of the economy, which consisted primarily of ordering the conversion of dollar-denominated loans into pesos at a rate of one peso per U.S. dollar and the conversion of dollar-denominated deposits into pesos at a rate of Ps.1.40 per U.S. dollar, each adjusted by inflation. In late 2002 the Government was able to begin lifting these restrictions as the peso stabilized and banks began to recover their liquidity. The lifting of restrictions on bank withdrawals and the stability of the inflation rate and exchange rate resulted in deposits increasing by 12.9% in 2002 and 24.0% in 2003. Lending also recovered in these years, although this recovery was driven primarily by lending to the public sector as lending to the non-financial private sector registered slight declines.

          All liquidity aggregates continued to increase in 2004 and the following years. These increases resulted mainly from the increase in economic activity, the general increase in prices and optimism regarding future economic growth, which continued to fuel demand for pesos.

          Net assets have shown an upward trend since 2004. The quality of bank assets, as well as bank profitability, has also improved over the past four years. Deposits have dramatically increased and private sector lending has steadily increased over the past four years.

          The higher proportion of peso-denominated liabilities together with a lower exposure to the public sector on the side of banks have made the system much less vulnerable to changes in exchange rate, in global risk aversion or in the perception of sovereign risk.

Public Sector Finances

          History and Background

          The sustainability of Argentina’s economic growth during the 1990s was undermined by the Government’s inability to maintain fiscal discipline. Instead of capitalizing on periods of sustained growth and rising revenues to balance its budget and pay down its debt, the Government continued to incur overall fiscal deficits. This resulted primarily from inability to achieve political consensus about needed reforms, failure to reform revenue-sharing arrangements with the provinces, increasing debt service obligations and a widening gap between the Government’s social security revenues and social security outlays attributable to the privatization of the social security system. The Government’s inability to set its finances on a more sustainable course also undermined confidence in Argentina among foreign investors, increasing the Government’s borrowing costs and threatening the capital inflows on which the country had come to depend.

          Fiscal Result

          The Government achieved primary fiscal surpluses throughout the 1990s (except in 1996) and from 2000 through 2003, but registered overall fiscal deficits during these years. The most significant long-term factor in the Government’s deteriorating finances from 1999 through 2001 was a steady and pronounced rise in net interest payments on the Government’s debt, which increased 249.0% from U.S.$2.9 billion (1.2% of GDP) in 1993 to U.S.$10.2 billion (3.8% of GDP) in 2001.

          In 2003, the government achieved its first overall fiscal surplus since 1994, due in large part to the increase in the Government’s primary balance. Interest expense on the Government’s debt decreased only marginally in 2003, although the total amount of interest payments was still 32.4% lower in 2003 than at the peak of the fiscal crisis in 2001 due to the government’s continued suspension of debt payments.

          The Government’s finances continued to improve in 2004 and the following years with the primary surplus increasing by a total of Ps.17.0 billion or 195.4%, to Ps.25.7 billion in 2007 from Ps.8.7 billion in 2003. An average 31.1% increase per year, primarily as a result of a significant increase in fiscal revenues, partly offset by the increase in primary expenditures.

          Fiscal revenues increased to Ps.158.2 billion in 2006, from Ps.77.2 billion in 2003, primarily as a result of an across-the-board increase in tax revenue due to the economic recovery and the Government’s efforts to reduce tax evasion. Primary expenditures on the other hand, increased 18.1% (from Ps.68.5 in 2003 to Ps.193.0 billion in 2007) primarily as a result of an increase in transfers to provinces, social security benefits, National Administration wages and other transfers-like subsidies.

          The increase in the Government’s primary balance led to continuous overall fiscal surplus in the period 2004-2007. The Government overall fiscal results in 2004 and 2005 benefited from the Government’s suspension of payments on a substantial portion of its debt beginning in December 2001. As of December 31, 2007, the

Government registered an overall final surplus of Ps.9.3 billion (1.1% of GDP). During the first six months of 2008, the Government continued to record an overall fiscal surplus.

          Fiscal Policy

          Since the collapse of the Convertibility Regime, the Government has implemented tax reform measures designed to deter widespread tax evasion and raise tax revenues, and measures to maintain fiscal discipline. The Government also proposed the Ley de Responsabilidad Fiscal (Fiscal Responsibility Law) to further increase Government accountability and prudent fiscal management at the provincial and national levels, which was approved by Congress on August 4, 2004. At the same time, the Government introduced a number of social support programs designed both to reduce poverty and to boost domestic demand.

          In 2003, the Government eliminated most of the tax relief measures adopted under the Competitiveness Plan of 2001—a series of measures that granted benefits to specific industries that were most vulnerable in the recessionary context—and implemented tax reform measures designed to improve tax collection efficiency. At the same time, the Government sought to maintain fiscal discipline by applying inflation adjustments only to Government expenditures that constituted essential necessities (such as wage adjustments for the lowest-paid public sector employees, which took effect in December 2004, and increases in minimum public pension payments).

          Additionally, the Government implemented targeted increases of capital expenditures and increased transfers to the energy sector in order to increase supply and to prevent an energy crisis.

          The Government devotes a substantial portion of its revenues to social programs. From 2003 through 2007, social programs expenditures accounted on average for 62.5% of Government expenditures. These social programs include the social security system, cultural, education, science and technology programs, the health-care system, low-income housing programs, social welfare programs and labor subsidies. From 2003 through 2007, social security payments alone accounted on average for 37.4% of the Government’s annual expenditures.

          In 2003, public infrastructure and services expenditures more than doubled from the previous year, primarily as a result of the increase in capital expenditures intended to foster economic growth. From 2004 through 2007, public infrastructure and services expenditures continued to increase as the Government undertook projects to improve Argentina’s aging infrastructure. In 2008, the Government continued to devote a substantial portion of its revenue to social programs, infrastructure and services expenditures.

Public Sector Debt

          Debt Record

          The Government suspended payments on a substantial portion of Argentina’s public debt in December 2001 and it restructured its public debt in an exchange offer in 2005.

          The Government’s decision to defer payments on a substantial portion of its public debt has prompted a number of lawsuits in various jurisdictions by plaintiffs seeking to collect on bonds issued by the Government. See “Public Sector Debt—Debt Record.”

          Debt Management

          During the 1990s, the Government increasingly accessed the international capital markets to meet its financing needs, primarily through issuances of Global Bonds and Eurobonds. As it became increasingly difficult for the Government to access the international markets in the late 1990s, however, it turned more and more to domestic debt issuances and loans from multilateral lenders.

          From 1999 through 2001, Argentina’s gross public debt increased from 43.5% of GDP to 53.7% of GDP. Following the collapse of the Convertibility Regime and the devaluation of the peso, Argentina’s gross public debt increased to 166.4% and 138.7% of GDP in 2002 and 2003, respectively.

          The Government began to issue a new type of bond (known as a Boden) beginning in 2002. Several types of Boden have been issued, primarily for the purpose of providing compensation to individuals and financial institutions affected by various measures adopted by the Government during the economic crisis.

          Argentina’s gross public debt decreased from U.S.$191.3 billion in 2004 (127.3% of GDP) to U.S.$129.2 billion in 2005 (73.9% of GDP). The decrease was mainly driven by the 2005 Debt Exchange and the fact that the total debt figures since 2005 exclude the debt on securities that were eligible for but did not participate in the Exchange, an amount that totaled U.S.$28.9 billion as of December 31, 2007.

          From 2005 through 2007 gross public debt increased in nominal terms, reaching U.S.$136.7 billion in 2006 and U.S.$144.7 billion in 2007. However, since GDP increased at a higher rate in that period, gross public debt decreased as a percentage of GDP, falling from approximately 74.0% in 2005 to 64.0% in 2006 and 56.1% in 2007. During the first six months of 2008, gross public debt has followed the same trend.

THE REPUBLIC OF ARGENTINA

Territory and Population

          The Republic of Argentina consists of 23 provinces and the City of Buenos Aires. Located in the southeastern region of South America, Argentina is the second largest country in Latin America in terms of territory, covering approximately 3.8 million square kilometers (1.5 million square miles), including territorial claims in the Antarctic region (covering approximately 970,000 square kilometers) and to certain south Atlantic islands (covering approximately 5,000 square kilometers).

          The most densely inhabited areas and the main agricultural regions of the country are located on the wide temperate belt that stretches across central Argentina. The country’s population as of 2001, the year of the most recent census, was an estimated of 36.3 million. As of 2001, approximately 11.5 million people lived in the greater Buenos Aires area. Three other provinces—Córdoba, Mendoza and Santa Fe—each had urban populations of over 1,000,000. During the period from 1991 to 2001 (the latest period for which figures are available), Argentina’s population grew at an average annual rate of 1.1%. Approximately 90.0% of the population lives in urban areas and approximately 97.0% is literate.

          The table below sets forth comparative gross national income, or “GNI,” figures and selected other comparative statistics using 2005 data (the most recent year for which such comparative information is available). See “The Argentine Economy―Poverty and Income Distribution.”

Territory and Population (1)

	Argentina	Brazil	Chile	Colombia	México	Perú	United States(3)

Per capita GNI(2)	U.S.$5,150	U.S.$4,730	U.S.$6,980	U.S.$2,740	U.S.$7,830	U.S.$2,920	U.S.$44,710
Life expectancy (in years)	75	71	78	73	75	71	78
Infant mortality (% of live births)	1.5%	3.1%	0.8%	1.7%	2.2%	2.3%	0.8%
Adult literacy rate (% of population age 15 or older)	97%	89%	96%	93%	92%	88%	n/a

(1)	Figures include information for the year 2005, unless otherwise specified.
(2)	Calculated using the World Bank Atlas method.
(3)	The “Life Expectancy” and “Infant Mortality” figures include information up to the year 2005 only.
Source: 2006 World Bank World Development Indicators, unless otherwise specified.

Government

          The Argentine Constitution, first adopted in 1853, provides for a tripartite system of government divided into an executive branch headed by the President, a legislative branch consisting of a bicameral Congress, and a judicial branch headed by the Supreme Court of Justice. The Constitution was last amended in 1994. Each province has its own constitution and the people of each province elect a governor and legislators who are independent from the federal government. The federal government may directly intervene in the administration of the provincial governments in certain emergency situations, including, among others, to secure the republican form of government and in the case of foreign invasions.

          Executive Branch

          The President and Vice President are directly elected for a four-year term, may serve for a maximum of two consecutive terms and may be elected for an additional term after one term out of office. The President oversees the administration of the country and has the power to veto laws in whole or in part. Congress may override a presidential veto by a two-thirds majority vote in each chamber. The Jefatura del Gabinete de Ministros (Chief of the Cabinet of Ministers) is responsible for the administration of the country and prepares the Government’s annual budget, which is subject to congressional approval. The President chooses the Chief of the Cabinet of Ministers, who may be removed by an absolute majority vote of both houses of Congress.

          Congress

          Congress is composed of the Senate and the Chamber of Deputies.

          The Senate. There are a total of 72 senate seats, three for each province and three for the City of Buenos Aires (each a district). Of the three senators from each district, two represent the party receiving the most votes in that district, and the third represents the party receiving the second most votes. Senators are elected by popular vote to serve for six-year terms. Elections are held for one-third of the senate seats every two years. The last Senate elections were held in October 2007.

          The Chamber of Deputies. The Chamber of Deputies consists of 257 seats which are allocated in proportion to each district’s population. Deputies are elected by popular vote to serve for four-year terms. Elections for half of the seats are held every two years. The last elections for seats in the Chamber of Deputies were held in October 2007.

          Judicial System

          The judicial system is composed of federal and provincial trial courts, courts of appeal and the Supreme Court of Justice.

          The Consejo de la Magistratura (Council of Magistrates) consists of an independent panel of lawyers, representatives of the judiciary, legislators, a representative of the executive branch and an academic. This entity oversees the administration of the judicial branch, the initiation of impeachment proceedings against judges other than Supreme Court judges and the selection of judges. The Jurado de Enjuiciamiento (Jury of Prosecution) decides proceedings to remove judges initiated by the Council of Magistrates. On February 24, 2006, Congress passed a law reducing the number of Council of Magistrates members from 20 to 13.

          The President appoints all Supreme Court judges subject to the Senate approval. All federal court judges are also appointed by the President subject to Senate approval, but they must be selected from a list of recommendations provided by the Council of Magistrates. The Supreme Court and all federal court judges are appointed for life. All judicial appointments must be approved by two-thirds of the Senate. Pursuant to a presidential decree, candidates’ identities and certain information regarding candidates is now made public and the executive branch provides for a period of public comment on each nomination before it is submitted to the Senate.

          Between February 2002 and September 2005, the Chamber of Deputies considered impeachment requests pending against the nine judges of the Supreme Court for alleged negligent legal decisions and breach of duty. As a result of those procedures, two judges of the Supreme Court were impeached and five of them resigned between October 2002 and September 2005.

          On December 31, 2006, Congress enacted a law reducing the number of Supreme Court judges from 9 to 5. Congress also enacted transitory provisions regarding the gradual reduction of the number of judges (to be produced with the next two vacancies) and the applicable majority rules (currently four votes). In December 2007, the Supreme Court had seven judges; two of them had been in office since before 2002 and the other five, including the current Chief Justice, Ricardo L. Lorenzetti, had joined the court subsequently.

Recent Political History

          Argentina has been under uninterrupted civilian rule since 1983, when the last military government came to an end due to poor economic management and the loss of a brief war with the United Kingdom over the Malvinas (or Falkland) Islands. Between 1930 and 1983, the military ruled the country for a total of 22 years as partisan infighting, economic stagnation and deepening social divisions undermined the development of a more stable democratic regime. In 1983, Raúl Alfonsín was elected President. Since that date, four uprisings by discontented factions within the military, the most recent in December 1990, have failed to seize power due to a lack of support from the public and the military as a whole. In 1989, Raúl Alfonsín was succeeded as President by Carlos Menem, who was re-elected in 1995 to a four-year term following the 1994 constitutional amendments that reduced the presidential term to four years from six.

          After a decade of relative stability and economic prosperity, Argentina faced an unprecedented social, economic and political crisis beginning in 2001 and 2002. See “The Argentina Economy—Economic History—The Crisis and Beginning of Recovery.” During this crisis, Argentina’s economy contracted significantly and poverty and unemployment reached record levels. The administration of President Fernando de la Rúa, which took office in October 1999, could not restore economic growth and, during the second six months of 2001, the deepening economic recession increasingly fueled social unrest.

          In December 2001, the Government imposed restrictions on the withdrawal of bank deposits to safeguard the viability of the banking system. Ongoing, widespread riots and protests forced President de la Rúa and his entire cabinet to resign on December 19 and 20, 2001. During the weeks that followed, Argentina experienced significant political turmoil. From December 2001 to January 2002, Congress appointed successive presidents pursuant to the Constitution, including Eduardo Duhalde, who called for elections to be held on April 27, 2003, prior to the scheduled expiration of his term. Néstor Kirchner, former governor of the province of Santa Cruz, was elected and was sworn in as President on May 25, 2003. President Kirchner’s term expired on December 10, 2007. His term in office was marked by economic growth, reduction of poverty and unemployment rates and large-scale debt renegotiations with a majority of the holders of defaulted Argentine bonds.

          On October 28, 2007, Cristina E. Fernández de Kirchner—President Kirchner’s wife—was elected President with approximately 44.9% of the popular vote. Cristina E. Fernández de Kirchner was sworn in as President on December 10, 2007. President Fernández de Kirchner’s term will expire on December 10, 2011. Fernández de Kirchner’s administration has continued the policies of the previous government.

          In April 2008, the Minister of Economy, Martín Lousteau, resigned after five months in office. Lousteau was replaced by Carlos Fernández, former head of Argentina’s tax agency. In July 2007, the Chief of the Cabinet of Argentina, Alberto Fernández resigned and was replaced by Sergio Massa, former mayor of the Buenos Aires suburb of Tigre.

Political Parties

          Traditionally, the two largest political parties in Argentina have been the Peronist Party and the Radical Civic Union, both of which have broad-based support across the country. Disagreements within the ranks of the Peronist Party led to a formal split in the Peronist Party in the wake of the 2005 legislative elections. President Néstor Kirchner, with the support of other Peronist Party members, presented separate candidate lists both at the national and provincial levels under a new political party known as Frente para la Victoria (Front for Victory). Legislative elections took place on October 23, 2005, and Front for Victory candidates obtained 69 out of 127 disputed seats in the national Chamber of Deputies and 17 out of 24 disputed seats in the Senate. The new Front for Victory deputies and senators, together with other allied parties’ deputies and senators who expressed for President Néstor Kirchner and President Fernández de Kirchner, have formed the single largest block in the Senate and the Chamber of Deputies since December 2005.

          On October 28, 2007, the Front for Victory consolidated its position in both chambers of Congress, obtaining 54 out of 130 disputed seats in the Chamber of Deputies and 8 out of 24 disputed seats in the Senate. Since these newly elected deputies and senators commenced their terms in December 2007, the Front for Victory has had a majority in both chambers (148 out of 257 seats in the Chamber of Deputies and 47 out of 72 seats in the Senate).

          The following are Argentina’s principal political parties:

•	the Partido Justicialista, or Peronist Party, which includes the Front for Victory and evolved from former President Juan Perón’s efforts in the 1940s;

•	the Unión Cívica Radical, or Radical Civic Union, founded in 1890;

•	the Frente de País Solidario (Front for a Country in Solidarity), which is known as Frepaso, founded in 1994 by former members of the Peronist Party and a small socialist party;

•

Afirmación para una República Igualitaria (Affirmation for an Equitable Republic), which we refer to as “ARI”, founded in 2001, and formed a broader coalition for the 2007 elections under the name Coalición Cívica (Civic Coalition); and

•

the Unión Propuesta Republicana (Republican Proposal Union), or “PRO,” an alliance formed in 2005 between Propuesta Republicana, led by businessman Mauricio Macri, and Recrear para el Crecimiento, founded in 2002 by Ricardo López Murphy, former Minister of Defense and former Minister of Economy and Infrastructure during the de la Rúa administration.

          In addition, certain political parties of the provinces have a significant representation in Congress, including, among others, locally-based parties from Neuquén and Córdoba.

          The following table shows the party composition of the Argentine Chamber of Deputies and Senate following the elections in the years specified.

	Chamber of Deputies(1)					Senate(2)

	2003	2005		2007		2003		2005		2007

Party:
Peronist Party(3)	116	12		8		41		25		25
Justicialist Front Alliance[1]	―	―		―		―		3		3
Front for Victory Alliance[1]	―	―		―		―		7		7
Front for Victory(4)	―	116		128		―		4		4
Federal Peronist[1]	―	19		―		―		―		―
Radical Civic Union	61	36		24		19	(5)	14	(5)	14
Frepaso	6	―		―		3	(6)	1	(6)	1
ARI/Civic Coalition[1]	11	14		27		―		―		―
Unión PRO[1]	―	―		15		―		―		―
Others(7)	63	59		53		8		18		18

Total	257	256	(8)	255	(7)	71	(9)	72		72

(1)	Composition of the Chamber of Deputies as of December 10 of each year specified, when the deputies elected during such year took office.
(2)	Composition of the Senate as of December 31 of each year specified.
(3)

For the April 27, 2003, elections, members of the Peronist Party ran under the following denominations: Justicialist Front Alliance, Front for Victory, Front for Victory Alliance and Federal Peronists.

(4)

In addition to elected deputies and senators, the figures for Front for Victory include deputies and senators from other factions of the Peronist Party who became members of the Front for Victory while in office.

(5)

Includes two senators who ran for office as part of the Radical Civic Union but have since declared themselves independent and two senators belonging to a separate provincial party led by the Radical Civic Union.

(6)	Includes one senator from the Socialist Party and one senator originally from the Frente Grande, which later joined Frepaso.
(7)	Includes other registered parties, primarily represented by one legislator each, and certain local political parties of the provinces.
(8)	During 2005, the failure of the Chamber of Deputies to ratify the election of one member because of open criminal proceedings against him led to the total of 256, rather than 257 members.
(9)	During 2003, the failure of the Senate to ratify the election of one senator led to the total of 71, rather than 72 senators.
Source: Senate and Chamber of Deputies of Argentina.

Foreign Affairs and International Organizations

          Argentina maintains diplomatic relations with a variety of countries and is a member of a variety of international organizations. Argentina is a charter member of the United Nations, a founding member of the Organization of American States or “OAS” and a member of the following international organizations, among others:

•	the IMF;

•	the World Bank;

•	the International Finance Corporation, or “IFC;”

•	the Inter-American Development Bank, or “IADB;”

•	the World Trade Organization, or “WTO;” and

•	the Asociación Latinoamericana de Intergración (Latin American Integration Association), or “ALADI.”

          Argentina is also a permanent member of the Interim Committee of the IMF, a policy advisory committee. In October 1997, the United States designated Argentina as a non-North Atlantic Treaty Organization, or “non-NATO,” ally.

          Argentina has entered into bilateral investment treaties with a variety of countries, including the United States, Canada, Germany, France, Italy, Spain, Switzerland, Sweden and the United Kingdom. These agreements cover a broad range of topics, including foreign direct investment, trade and tax matters. Several arbitration proceedings have been brought against Argentina before the International Centre for Settlement of Investment Disputes, or “ICSID,” under different bilateral investment treaties, mainly following the economic and political crisis. For a discussion of these disputes see “Public Sector Debt—Legal Proceedings—ICSID Arbitrations.”

          Mercosur

          One of Argentina’s most notable foreign-policy achievements was the creation of the Southern Common Market, or “Mercosur,” in March 1991. In addition to Argentina, Mercosur includes Brazil, Paraguay and Uruguay as full members, and Chile, Bolivia, Peru, Colombia, Ecuador and Venezuela as associate members. Venezuela has applied for full membership and has the right to participate in Mercosur meetings. Venezuela’s entry into Mercosur as full member is pending ratification by Paraguay and Brazil.

          Mercosur is currently pursuing various trade discussions with non-Mercosur countries and other trade blocks, including the following initiatives:

•	Mercosur is currently negotiating seperate free trade agreements with the European Union, Israel, the Gulf Cooperation Council, Pakistan, India, the Southern African Customs Union and Mexico.

•	Mercosur countries, in recent years, have maintained an ongoing dialogue with the European Union and with the United States regarding trade relations.

•	Mercosur executed a Complimentary Economic Agreement with the Cuba in 2006.

          Mercosur had been involved in discussions with the United States regarding the development of the American Free Trade Area, or “AFTA.” During the IV Summit of the Americas, which took place in Mar del Plata, in November 2005, however, the members of Mercosur expressed their unwillingness to become members of AFTA. As a consequence, discussions and negotiations regarding the development of AFTA have been suspended.

          Venezuela

          On July 4, 2006, Argentina and Venezuela signed the Establishment of a Strategic Argentina-Venezuela Alliance Agreement. Under the agreement, a variety of integrated economic and financial projects will be developed, including among others:

•	the creation of the Bank of the South, an state-owned bank jointly controlled by Argentina, Venezuela and other South American countries;

•	the design of several financial instruments that will facilitate both Argentina’s and Venezuela’s access to economic resources in order to develop local projects;

•	the establishment of terms and conditions for the issuance of a bi-national public bond to finance various projects;

•	the development of joint industrial projects; and

•

the creation of ENARSA PDV S.A.— a company jointly controlled by the public hydrocarbon companies Petróleos de Venezuela S.A.,(Venezuela) and Energía Argentina S.A., or "ENARSA" (Argentina)— in order to participate in projects related to hydrocarbon issues and satisfy the energy requirements of both countries.

THE ARGENTINE ECONOMY

Introduction

          From the fourth quarter of 1998 through the first half of 2002, Argentina suffered a severe economic recession triggered by a series of external shocks. During this period, real GDP contracted by a cumulative 18.4%. As of May 31, 2002, the unemployment rate had reached 21.5%, and more than half of the population subsisted below the poverty line.

          In late 2001 and the beginning of 2002, capital flight from Argentina and a run on bank deposits brought an end to the rigid monetary system and fixed exchange rate system (known as the Convertibility Regime) and forced the Government to impose strict restrictions on bank withdrawals. Following the collapse of the Convertibility Regime, the peso lost approximately 74.2% of its value against the U.S. dollar, reaching a low of U.S.$0.258 per one peso on June 26, 2002, and inflation increased dramatically.

          In the third quarter of 2002, Argentina’s economic situation began to stabilize. Although the devaluation of the peso had several adverse effects and thus contributed to the economic recession, by the fall of 2002 it led to a needed adjustment in Argentina’s foreign trade policy. The cheaper peso made imports more expensive, forcing consumers to shift their demand from foreign to domestic goods (a process generally referred to as import substitution). The increase in production resulting from rising domestic demand due to import substitution began to fuel an economic recovery.

          During 2003, the economic recovery broadened and accelerated, as increased production gave rise to higher employment and wages, which in turn fueled domestic consumption. During 2003, GDP increased 8.8% and by May 31, 2003, the unemployment rate had decreased to 15.4%, as compared to 17.8% at May 31, 2002.

          During 2004, the Argentine economy continued to show signs of recovery and GDP increased 9.0%, and the unemployment rate decreased to 12.6% as of December 31, 2004. The increase in GDP reflected greater domestic consumption and gross investment, continuing the trends that began in 2003. Construction and manufacturing were the principal drivers for economic growth during this period.

          The Argentine economy continued to grow and stabilize in each of 2005, 2006 and 2007. GDP increased 9.2% in 2005, 8.5% in 2006 and 8.7% in 2007, in each case, as compared to the prior year. The industrial, construction, and services sectors drove growth during this period. Tourism boomed, with a record high of an estimated 13.7 million foreign tourists visiting Argentina in 2007. Investment in real terms increased significantly and a higher tax burden and the economic recovery’s impact on revenue levels led to primary fiscal surpluses. Economic growth, in turn, created jobs, and the unemployment rate continued its downward trend decreasing to 10.6% as of December 31, 2005, 9.5% in the second half of 2006, and 9.2% in the second half of 2007. Notwithstanding these improvements, 20.6% of Argentina’s population living in its 28 largest urban areas continued to live below the poverty line as of December 31, 2007.

          During 2008, the Argentine economy continued to grow, although at a less rapid pace than in 2007. GDP is estimated to have increased 7.5% during the first six months of 2008.

          In 2007 and 2008, inflation remained a concern. The consumer price index, or “CPI,” increased 8.5% in 2007. Argentina’s banks also generally returned to profitability and credit in pesos to the non-financial private sector grew 131.6% in real terms between December 31, 2003, and December 31, 2007. See “Monetary System –Inflation.”

Economic History

          Background

          In the late 1800s and early 1900s, Argentina enjoyed a great period of prosperity with per capita GDP rising to the level of many Western European countries. During this period of growth, Argentina’s economy relied heavily on sustained international demand for its agricultural commodity exports.

          The onset of the Great Depression and World War II, however, brought dramatic changes in the economy as a drastic decline in world trade deprived the country of its main source of revenue. The Government responded to these developments through a major shift in economic policy, adopting a model of state-led capitalism and import substitution. Accordingly, state intervention in the economy became pronounced.

          Beginning in the 1940s, the Government nationalized many basic industries and services and raised import barriers in a bid to make Argentina self-sufficient in industry and agriculture and to shelter its economy from foreign competition. Government involvement in sectors ranging from oil and electricity to telecommunications and financial services became significant.

          Although in the 1950s a new era of worldwide prosperity began, the Government’s role in the economy remained significant and Argentina experienced relatively low growth in comparison with other developing countries.

          By the mid-1970s, Argentina was self-sufficient in many industries, and although manufacturing had become the largest component of its economy, its exports continued to be dominated by agricultural products. The economy, however, continued to grow at substandard levels.

          In 1976, the Government began to shift away from the import-substitution model, lowering import barriers and liberalizing restrictions on foreign borrowings. Despite this shift in policy, from 1981 through 1990, economic growth was undermined by:

•	political instability,

•	large subsidies of state-owned enterprises,

•	high inflation,

•	periodic devaluations of the currency,

•	an inefficient tax collection system, and

•	inefficient production.

          From 1981 through 1990, average annual real GDP growth was 0.7% and the average real exchange rate was Ps.2.983 per one U.S. dollar. The Government financed its fiscal deficits during this period primarily through Central Bank credit and loans from foreign bilateral and multilateral creditors. The increase in Central Bank credit to the Government resulted in unchecked increases of the money supply that led to high levels of inflation. From 1981 through 1990, average annual inflation was 787.0%. Additionally, in 1982 the Government defaulted on its external debt.

          During the 1980s, the Government adopted several economic plans in an effort to stabilize the economy. While these plans achieved some initial success, they ultimately failed. Moreover, the high levels of state intervention in the economy inhibited the competitiveness of the Argentine economy. These factors, combined with high levels of inflation, frequent changes in Government policy and financial market instability, prevented the Argentine economy from achieving real growth.

          Liberalization of the Economy. In mid-1989, the economy was suffering from hyperinflation and in deep recession. Relations with external creditors were strained, commercial bank debts had been subjected to two restructurings and were again accumulating past-due interest, IMF and World Bank programs had lapsed and payments to the World Bank and the IADB were frequently late. Thus, the immediate objectives of the Government were to stabilize prices and improve relations with external creditors.

          Following several unsuccessful efforts to stabilize the economy and end hyperinflation, the Government adopted an economic program that sought to liberalize the economy and impose monetary discipline. The new economic program, which came to be known as the Convertibility Regime, was centered on the Convertibility Law of 1991 and related measures. Its principal features were the following:

•	a fixed exchange rate regime that pegged the Peso to the U.S. dollar;

•	privatization, deregulation and trade liberalization programs; and

•	the improvement of relations with external creditors (including by refinancing a substantial portion of the Government’s debt through the Brady restructuring in 1992).

          The Convertibility Regime and the Government’s free-market initiatives temporarily achieved price stability, increased the efficiency and productivity of the Argentine economy and attracted significant foreign investment. Real GDP grew 9.1% in 1991 and

7.9% in 1992. From 1993 through 1998, real GDP grew at an average annual rate of 4.0%, despite a 2.8% contraction in 1995 due to the Mexican financial crisis of 1994.

          The Convertibility Regime, however, had significant disadvantages, including the following:

•

Inflexible monetary policy. By stripping the Central Bank of its monetary discretion, the Convertibility Regime limited the Government’s ability to use monetary policy to stimulate the economy to counteract downturns in economic activity.

•

Dependence on foreign capital. Any sharp reduction of foreign capital inflows, often triggered by factors beyond the Government’s control, threatened untimely contractions of the money supply. Argentina’s dependence on foreign capital was heightened by the opening of the Argentine economy to foreign trade, which resulted in significant trade deficits, and by the Government’s recurring fiscal deficits, which were heavily financed with foreign capital.

•	Vulnerability to external shocks. The dependence on foreign capital, coupled with the lifting of state controls on capital flows, made the Argentine economy vulnerable to external shocks.

•

Over-reliance on certain economic sectors. Because peso-denominated products were relatively expensive in international markets due to the peso’s peg to the dollar, economic growth during this period was driven by the services sector, and in particular the financial and public services sectors, with production-based manufacturing and industrial sectors lagging behind. In addition, any contribution from the agricultural sector from increased volume of production was offset by declining international commodity prices.

•	Rising unemployment. Despite economic growth, the relative slow growth in labor intensive sectors such as construction and manufacturing increased unemployment levels.

          The shortcomings of the Convertibility Regime became evident during the economic downturn triggered by the Mexican financial crisis of 1994. The collapse of Mexico’s crawling-peg exchange rate undermined investors’ confidence in emerging markets and raised doubts about the sustainability of the Convertibility Regime. This loss of confidence triggered a sharp reduction in net capital inflows, which turned into net capital outflows in 1995, causing a liquidity crisis in the Argentine banking system. As a result, Argentina experienced its first economic contraction since the Convertibility Regime had been implemented.

          Following the Mexican crisis, Argentina’s economy resumed the levels of growth it had recorded in the first half of the 1990s. From 1996 through 1998, GDP increased at an annual average rate of 6.0%. But, beginning in the last quarter of 1997, external factors including regional financial crises in Asia and Russia, rising U.S. interest rates and falling commodity prices caused a decline in economic activity and precipitated the economic crisis of 2001.

          The Crisis and Beginning of Recovery: 2001 and 2002. Beginning in the second quarter of 2001, economic conditions deteriorated significantly. In the last six months of 2001, the growing perception that a devaluation of the peso was imminent triggered a massive run on bank deposits and a significant acceleration of capital flight from the Argentine economy. Total deposits in the Argentine banking system fell by 21.6% in the last six months of 2001 and the Central Bank’s international reserves fell by 14.8%.

          In a last bid to safeguard the Convertibility Regime and avert the collapse of the banking sector, in December 2001, the Government imposed strict per-person per-month limits on bank withdrawals (known as the corralito) and on certain foreign exchange transactions in Argentina. Shortly thereafter, the Government announced that it would defer interest and principal payments on a substantial portion of the Government’s debt.

          Massive social unrest caused by the economic crisis brought down the de la Rúa administration and triggered a political crisis that culminated with the accession of Eduardo Duhalde to the presidency. In January 2002, the Convertibility Regime ended and Congress granted the Government authority to establish the exchange rate between the Peso and the U.S. dollar.

          Under the Duhalde administration, the Government:

•	allowed the value of the peso to float against other currencies, eliminating a dual exchange rate system that had been adopted immediately following the end of the Convertibility Regime;

•

ordered the conversion into pesos (known as “pesification”) of certain foreign-currency denominated, Argentine law-governed debts to financial institutions and utility contracts at a rate of Ps.1.00 per U.S.$1.00 and of all foreign-currency denominated deposits at a rate of Ps.1.40 per U.S.$1.00; the resulting peso-denominated obligations were subject to adjustments for inflation; and

•	imposed further restrictions on bank withdrawals (known as the corralón), which effectively froze and rescheduled all term deposits.

Additionally, in 2002, the Central Bank introduced a number of restrictions on foreign exchange transactions, including:

•	limits on the amount of U.S. dollars that could be held per month in bank accounts;

•	limits on transfers of foreign currency outside of Argentina; and

•	restrictions on foreign trade transactions.

          The economic crisis peaked during the first six months of 2002. As a consequence of certain adjustments in Argentina’s foreign trade and a prudent expansionary monetary policy, by the middle of 2002 the adjustment in the current account had created the conditions for a stabilization of the peso. As the domestic currency stabilized, inflationary pressures declined. This, combined with the expansion of the monetary base, permitted a gradual stabilization of interest rates, which had sharply increased following the end of the Convertibility Regime.

          During the last six months of 2002, GDP contraction had slowed to 6.6%, as compared to the last six months of 2001,and Argentina registered a U.S.$4.9 billion surplus in its current account. As of December 31, 2002:

•	the peso had appreciated to Ps.3.36 per dollar, compared to a low of Ps.3.87 on June 26, 2002;

•

inflation, as measured by the CPI, was 8.0% for the six month period ended December 31, 2002, compared to 30.5% for the six-month period ended June 30, 2002. In 2002, inflation, as measured by the CPI was 41.0% and as measured by the WPI was 118.0%, which, although significant, was relatively low in comparison to the more than 300.0% devaluation of the peso during that year; and

•	the Central Bank’s international reserves had increased to U.S.$10.5 billion, from U.S.$9.6 billion on June 30, 2002.

          The improved economic conditions, in particular the reduction in capital flight from the Argentine economy, allowed the Government to begin lifting restrictions on bank withdrawals in November 2002.

          Despite the improvement in economic conditions during the last six months of 2002, overall GDP declined 10.9% for the year.

          2003 and the Kirchner Administration

          Néstor Kirchner became president of Argentina on May 25, 2003. The overall goal of his administration was to achieve sustainable growth through structural reforms while maintaining a focus on ameliorating poverty and social inequities, which were exacerbated as a result of the 2001 to 2002 recession.

          To achieve this goal, the Kirchner administration presented a medium-term policy program for the period through the end of 2006. The economic recovery that began in the last six months of 2002 continued during 2003, with GDP growing by 8.8%.

          In 2003, the increased production and investment resulting from export growth and import substitution led to lower unemployment and an increase in real wages. This, in turn, led to an increase in the level of domestic consumption, strengthening the economic recovery. The economic recovery also fostered renewed confidence in the Argentine economy as evidenced by the rise in the value of the peso, which appreciated 4.0% during the year, and a 24.0% rise in total bank deposits. Nevertheless, the absolute level of bank deposits remained low, at 24.7% of GDP.

          The renewed confidence in the peso and the banking sector allowed the Government to lift restrictions on withdrawals of bank deposits and certain exchange rate controls and to redeem the quasi-currencies, which were treasury bonds that had been issued by provinces during the economic crisis to finance their operations. Holders could use these bonds for payment of provincial taxes as well as to pay for telephone, water and other public services and, in certain cases, to pay national taxes. In March 2003, the Government approved a program for the redemption of quasi-currency bonds, both provincial and federal (the Lecops).

          2004

          Economic expansion continued in 2004 with GDP growing 9.0% in 2004 primarily as a result of increases in domestic consumption and gross investment, continuing the trends that had begun in 2003. Construction and manufacturing were the principal drivers for economic growth during this period. The unemployment rate decreased from 15.4% as of December 31, 2003, to 12.6% as of December 31, 2004, and the underemployment rate also decreased from 16.4% as of December 31, 2003, to 14.7% as of December 31, 2004.

          The value of the peso remained stable in 2004, with the exchange rate increasing from Ps.2.93 per U.S. dollar as of December 31, 2003, to Ps.2.97 per U.S. dollar as of December 31, 2004. During this period the Central Bank purchased significant amounts of foreign currencies in the foreign exchange market, increasing its international reserves by 41.9% to U.S.$19.6 billion as of December 31, 2004.

          In 2004, Argentina registered net capital inflows for the first time since 2000, resulting in a surplus in the country’s capital and financial account of U.S.$1.5 billion, as compared to a U.S.$3.2 billion deficit in 2003. This increase in net capital inflows reflected greater borrowing by Argentina’s non-financial private sector for investments and working capital. Primarily as a result of this shift in the capital and financial account, Argentina’s balance of payments surplus increased from U.S.$3.6 billion in 2003 to U.S.$5.3 billion in 2004.

          2005

          The economy continued to grow in 2005, with GDP growing by 9.2%, primarily as a result of an increase in gross investment and in public and private consumption. In addition, the activity in the construction sector as well as exports increased during this period. As a result of this stable growth, the unemployment rate decreased from 12.6% as of December 31, 2004, to 10.6% as of December 31, 2005, and the underemployment rate also decreased from 14.7% as of December 31, 2004, to 12.4% as of December 31, 2005. This economic growth applied upward pressure on the demand for goods and services, which resulted in higher inflation in 2005 than in 2004.

          The value of the peso also remained stable in 2005 as the exchange rate increased slightly from Ps.2.97 per U.S. dollar as of December 31, 2004, to Ps.3.03 per U.S. dollar as of December 31, 2005. The Central Bank continued to purchase foreign currency in the foreign exchange market during this period, increasing its international reserves by 42.9% to U.S.$28.1 billion as of December 31, 2005.

          2006

          The Argentine economy continued to grow in 2006, with GDP growing 8.5%, primarily as a result of an increase in gross investment and in public and private consumption. As in 2005, the activity in the construction sector increased significantly, even surpassing the average growth in the economy. As a result of this growth, the unemployment rate decreased from 10.6% as of December 31, 2005, to 9.5% as of December 31, 2006, and the underemployment rate decreased from 12.4% as of December 31, 2005, to 11.0% as of December 31, 2006.

          In 2006, prices increased at a lower pace, as compared to 2005. The CPI accumulated an increase of 9.8% from December 31, 2005, to December 31, 2006. The WPI increased 7.1% in the same period. This slower inflation was due to a more restrictive monetary policy and voluntary price freeze agreements between the Government and private companies in certain sectors.

          The peso depreciated slightly in 2006, as the exchange rate increased slightly from Ps.3.03 per U.S. dollar as of December 31, 2005, to Ps.3.07 per U.S. dollar as of December 31, 2006. The Central Bank’s international reserves increased to U.S.$32.0 billion as of December 31, 2006, as a result of U.S. dollar purchases to stabilize the value of the peso.

          2007 and Fernández de Kirchner’s Administration

          Cristina E. Fernández de Kirchner became Argentina’s President on December 10, 2007. Her administration has continued many of the policies from Néstor Kirchner’s administration, including:

•	pursuing strong economic growth;

•	maintaining fiscal and trade surpluses;

•	maintaining exchange rates for the peso that preserve export competitiveness;

•	maintaining relatively low interest rates;

•

managing inflation through price controls and other measures, including negotiating a “social pact” between business and trade unions to control wages, slow price increases and provide a stable environment for investment;

•	addressing social needs, in part through food, energy, transport and other subsidies; and

•

imposing taxes and tariffs on agricultural products in an effort to provide resources principally to allow the Government to carry out social programs, continue economic subsidies to the energy and transportation sectors and ensure adequate supply of essential items within the domestic market.

          Economic Performance

          The economy continued to grow in 2007, with GDP growing 8.7%, primarily as a result of increases in gross investment and domestic private consumption. Growth in the services, primary production, and secondary productions sectors also contributed to the expansion of the economy. As a result of this growth, unemployment has continued to decrease.

          In 2007, the CPI increased 8.5%. The WPI grew 14.6%, more than doubling the increase in 2006, with a 14.7% increase in national products and a 13.2% increase in imported products.

          From July to October 2007, the exchange rate was impacted by the challenging conditions in the international financial markets. The Central Bank actively intervened on the spot and futures markets in coordination with the official banking sector to manage exchange rate volatility. During the second half of 2007, the peso/dollar exchange rate increased from Ps.3.09 per U.S.$1.00 on June 29, 2007 to Ps.3.15 per U.S.$1.00 on December 28, 2007. The yearly average exchange rate for 2007 was Ps.3.12 per U.S.$1.00.

          The Central Bank’s international reserves increased 44.1% to U.S.$46.2 billion as of December 28, 2007. The accumulation of reserves followed a policy designed to protect Argentina against economic shocks.

Gross Domestic Product

          Gross domestic product, or “GDP,” is a measure of the total value of final products and services produced in a country. Nominal GDP measures the total value of final production in current prices. Real GDP measures the total value of final production in constant prices of a particular year, thus allowing historical GDP comparisons that exclude the effects of inflation. Argentina’s real GDP figures are measured in pesos and are based on constant 1993 prices.

          The following table sets forth the evolution of GDP, per capita GDP and per capita income for the periods specified, at current prices.

Evolution of GDP, Per Capita GDP and Per Capita Income
(at current prices)

	2003		2004		2005		2006		2007

GDP (in millions of pesos)	Ps.	375,909	Ps.	447,643	Ps.	531,939	Ps.	654,439	Ps.	812,456

GDP (in millions of U.S. dollars)	U.S.$	129,631	U.S.$	153,185	U.S.$	183,117	U.S.$	212,897	U.S.$	260,786
Per capita GDP (in U.S. dollars)		3,376		3,943		4,659		5,357		6,490
Per capita income(1) (in U.S. dollars)		3,182		3,728		4,517		5,243		6,369

Peso / U.S. dollar exchange rate(2)		2.90		2.92		2.90		3.07		3.12

(1)	Per capita national disposable income, which is equal to gross GDP less net foreign remittances and plus net transfers, divided by the country’s population.
(2)	Average rate for the period specified.
Source: Ministry of Economy.

          The following tables set forth information on Argentina’s GDP, by expenditure, for the periods specified, at constant 1993 prices.

Composition of GDP by Expenditure
(in millions of pesos, at constant 1993 prices)

	2003		2004		2005		2006		2007

Consumption:
Public sector consumption	Ps.	34,314	Ps.	35,247	Ps.	37,403	Ps.	39,365	Ps.	42,341
Private consumption		167,951		183,906		200,317		215,882		235,241

Total consumption		202,265		219,152		237,719		255,247		277,582

Gross investment		36,659		49,280		60,458		71,438		81,187

Exports of goods and services		35,108		37,957		43,083		46,242		50,446
Imports of goods and services		20,376		28,551		34,301		39,575		47,685

Net exports/(imports)		14,732		9,406		8,782		6,666		2,761

Statistical Discrepancy		2,367		1,304		(2,196)		(2,786)		(2,360)

Real GDP	Ps.	256,023	Ps.	279,141	Ps.	304,764	Ps.	330,565	Ps.	359,170

Source: Ministry of Economy.

Composition of GDP by Expenditure
(as % of total GDP, at constant 1993 prices)

	2003	2004	2005	2006	2007

Consumption:
Public sector consumption	13.4%	12.6%	12.3%	11.9%	11.8%
Private consumption	65.6	65.9	65.7	65.3	65.5

Total consumption	79.0	78.5	78.0	77.2	77.3

Gross investment	14.3	17.7	19.8	21.6	22.7

Exports of goods and services	13.7	13.6	14.1	14.0	14.0
Imports of goods and services	8.0	10.2	11.3	12.0	13.3

Net exports/(imports)	5.8	3.4	2.9	2.0	0.7

Statistical Discrepancy	(0.9)	(0.5)	(0.7)	(0.8)	(0.7)

Real GDP	100.0%	100.0%	100.0%	100.0%	100.0%

Source: Ministry of Economy.

Evolution of GDP by Expenditure
(% change from same period in previous year, at constant 1993 prices)

	2003	2004	2005	2006	2007

Consumption:
Public sector consumption	1.5%	2.7%	6.1%	5.2%	7.6%
Private consumption	8.2	9.5	8.9	7.8	9.0
Total consumption	7.0	8.3	8.5	7.4	8.8

Gross investment	38.2	34.4	22.7	18.2	13.6

Exports of goods and services	6.0	8.1	13.5	7.3	9.1
Imports of goods and services	37.6	40.1	20.1	15.4	20.5
Net exports/(imports)	(19.5)	(36.2)	(6.6)	(24.1)	(58.6)

Statistical Discrepancy	81.4	(44.9)	(268.4)	26.9	(15.3)
Real GDP	8.8%	9.0%	9.2%	8.5%	8.7%

Source: Ministry of Economy.

          The following tables set forth information on Argentina’s gross investment, by expenditure, for the periods indicated, at constant 1993 prices.

Composition of Gross Investment
(in millions of pesos, at constant 1993 prices)

	2003		2004		2005		2006		2007

Durable equipment for production:
Machinery and equipment:
National	Ps.	5,642	Ps.	6,688	Ps.	7,516	Ps.	8,330	Ps.	9,220
Imported		3,328		6,018		7,995		10,123		13,138

Total		8,970		12,706		15,511		18,452		22,358

Transport products:
National		1,629		2,235		2,930		3,383		3,995
Imported		1,386		3,301		4,632		5,315		6,935

Total		3,015		5,536		7,562		8,697		10,930

Total durable equipment for production		11,985		18,242		23,073		27,150		33,288
Construction (1)		24,675		31,037		37,386		44,289		47,899

Total Gross Investment	Ps.	36,659	Ps.	49,280	Ps.	60,458	Ps.	71,438	Ps.	81,187

(1)	Includes mining exploration.
Source: Ministry of Economy.

Composition of Gross Investment
(as % of total Gross Investment, at constant 1993 prices)

	2003	2004	2005	2006	2007

Durable equipment for production
Machinery and equipment
National	15%	14%	12%	12%	11%
Imported	9	12	13	14	16

Total	24	26	26	26	28

Transport products
National	4	5	5	5	5
Imported	4	7	8	7	9

Total	8	11	13	12	13

Total durable equipment for production	33	37	38	38	41
Construction (1)	67	63	62	62	59

Total Gross Investment	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes mining exploration.
Source: Ministry of Economy.

Evolution of Gross Investment
(% change from same period in previous year, at constant 1993 prices)

	2003	2004	2005	2006	2007

Durable equipment for production
Machinery and equipment
National	18.9%	18.5%	12.4%	10.8%	10.7%
Imported	120.1	80.8	32.9	26.6	29.8

Total	43.3	41.7	22.1	19.0	21.2

Transport products
National	38.5	37.2	31.1	15.5	18.1
Imported	70.1	138.1	40.3	14.7	30.5

Total	51.5	83.6	36.6	15.0	25.7

Total durable equipment for production	45.3	52.2	26.5	17.7	22.6

Construction (1)	35.0	25.8	20.5	18.5	8.2

Total Gross Investment	38.2%	34.4%	22.7%	18.2%	13.6%

(1)	Includes mining exploration.
Source: Ministry of Economy.

Overview of GDP

          In 2003, GDP increased 8.8%, primarily as a result of a 38.2% increase in gross investment and a 7.0% increase in domestic consumption during this year. The increase in investment resulted in part from the export growth and import substitution process that began during 2002. The increase in production in turn led to higher levels of employment and incomes. Exports growth in 2003 was offset by a significant increase in imports and, as a consequence, net exports decreased 19.5%.

          In 2004, GDP increased 9.0%, primarily as a result of a 34.4% increase in gross investment and an 8.3% increase in domestic consumption. The increase in investment resulted in part from growth in all investment sectors, including investment in durable equipment for production and investment in machinery and transport products. Growth in domestic consumption was primarily attributable to a general improvement in the economy, increases in salaries and improved credit access for families. Continued

increases in production also led in turn to increased levels of employment and income. See “—Employment and Labor.” In 2004, net exports decreased 36.2%, as compared to 2003 due to a 40.1% increase in imports for that period. Exports, which accounted for 13.6% of GDP, exceeded imports, at 10.2% of GDP in 2004.

          In 2005, GDP increased 9.2%, primarily as a result of a 22.7% increase in gross investment and an 8.5% increase in domestic consumption during the year. As in 2004, the increases in domestic consumption and in investment resulted from Argentina’s general economic recovery. Investment continued to grow in all sectors, both in domestic equipment and in foreign equipment, the latter increasing at a lesser rate than in 2004. As in the previous period, the growth in domestic consumption was primarily attributable to economic growth, increases in salaries and improved credit access for families. In 2005, net exports decreased 6.6%, as compared to 2004, but exports still exceeded imports as a percentage of GDP by 2.9%. The decline in net exports was primarily attributable to the 20.1% increase in imports in 2005, compared to an increase in exports of 13.5% that year.

          In 2006, GDP increased 8.5%, primarily as a result of an 18.2% increase in gross investment, a 17.9% increase in construction, a 7.8% increase in domestic private consumption, and a 5.2% increase in domestic public consumption (maintaining the fiscal surplus). The increases in investment and consumption were partly offset by a reduction in net exports, which decreased 24.1% in 2006.

          In 2007, Argentina’s GDP grew 8.7% and completed a five-year growth period at an 8.8% annual average rate. Per capita income increased 44.2% in 2007, as compared to the per capita income recorded in 2002, when Argentina was enduring the worst economic crisis in its history. The GDP’s growth in 2007 was mainly the result of a 14.2% increase in gross investment and a 9.0% increase in domestic private consumption, continuing the trend that began in 2003. As a result of this economic performance, the ratio of gross investment to GDP was 22.6%, the highest ratio since 1993.

Gross investment increased in 2007 due to:

•	higher levels of capital investment;

•	increases in foreign investment;

•	higher levels of durable equipment for production, which increased 24.2% in 2007; and

•	increases in construction, which increased 8.2% in 2007.

Domestic private consumption increased in 2007 due to:

•	higher levels of employment;

•	increased salaries;

•

increases in the number of social security beneficiaries through the implementation of the Plan de Inclusión Previsional, which provided for the addition of 1.4 million new retirees into the social security system;

•	increases in the level of benefits granted to retirees; and

•	income tax modifications that increased the level of non-taxable income in the form of family allowances and special deductions, which stimulated consumption.

          In the first six months of 2008, GDP increased 7.5%, as compared to the same period in 2007. This increase was driven mainly by private consumption, as demonstrated by several indicators, including shopping centers and supermarket sales. Construction and manufacturing showed a decrease in growth rates during this period. During the second quarter of 2008, the economy has shown signs of deceleration. Consumer spending and industrial output have decreased, principally due to the global economic slow-down and the farmer’s protests, which affected the availability of goods and exports for the period. See “The Argentine Economy –Primary Production.”

          From 2003 through 2007, investment increased across all sectors, notably in the construction sector, which increased 94.1% from 2003, and in durable equipment for production, which increased 177.8% from 2003. The increase in consumption was primarily attributable to salary increases and improved credit access for families.

          Domestic Savings and Investment

          The table below sets forth information for Argentina’s domestic savings and investment for the periods specified.

Domestic Savings and Investment
(in millions of pesos, at current prices)

	2003		2004		2005		2006		2007

Domestic savings	Ps.	73,776	Ps.	92,300	Ps.	126,056	Ps.	172,947	Ps.	216,432
External savings(1)		(20,596)		(8,513)		(15,026)		(22,233)		(19,716)

Total savings	Ps.	53,180	Ps.	83,787	Ps.	111,030	Ps.	150,714	Ps.	196,716

Domestic Investment(2)	Ps.	56,903	Ps.	85,800	Ps.	114,132	Ps.	152,838	Ps.	196,622

(1)	A measure of the amount of funds contributed from abroad (i.e., from non-Argentine residents) for domestic investment. Includes Net Transactions from the Capital Account in the Balance of Payments.
(2)	Includes gross formation of fixed capital. Does not include statistical discrepancies and change in inventories.
Source: Ministry of Economy.

          In 2003, domestic investment increased 52.2% as compared to 2002, primarily as a result of a 22.9% increase in domestic savings partially offset by a 21.1% decrease in external savings used to finance domestic investment; the net result was a 56.7% increase in total savings. Similarly, in 2004, domestic investment increased 50.8%, primarily as a result of a 25.1% increase in domestic savings partially offset by a 58.7% decrease in external savings used to finance domestic investment; the net result was a 57.6% increase in total savings. In 2005, domestic investment increased 33.0%, primarily as a result of a 36.6% increase in domestic savings and a 76.5% increase in external savings used to finance domestic investment; the net result was a 32.5% increase in total savings.

          From 2003 through 2005, the increase in investment was primarily attributable to substantial growth in domestic savings. Due to the levels of investment and the surplus in the current account and payments account, the negative trend in external savings gradually decreased. Accordingly, from 2003 through 2005 domestic investment registered an accumulated growth of 100.6%, primarily as a result of the recovery in economic activity. External savings decreased from 2003 through 2005, albeit at low rates due to the evolution of the current account. See “Foreign Trade and Balance of Payments—Balance of Payments—Current Account.”

          In 2006, domestic investment increased 33.9% as compared to 2005. This growth was primarily attributable to a 37.2% increase in domestic savings and a 48.0% increase in external savings; the net result was a 35.7% increase in total savings. The increase in external savings during 2006 was primarily attributable to an increase in the net return to foreign investors. Unlike in the 1990s, in recent years domestic savings have financed much of the domestic investment in Argentina.

          In 2007, domestic investment increased 28.6% as compared to 2006. This growth was primarily attributable to a 25.1% increase in domestic savings, which was partially offset by a 11.3% decrease in external savings, which was used to finance domestic investment; the net result was a 30.5% increase in total savings.

Principal Sectors of the Economy

          The economic sectors that contribute most to the Argentine GDP are the services sector and secondary production. The service sector accounted for 61.0% of GDP in 2007, and secondary production accounted for 25.5% of GDP in 2007.

          The following tables set forth the composition of Argentina’s GDP by economic sector for the periods specified.

Real GDP by Sector (1)
(in millions of pesos, at constant 1993 prices)

	2003		2004		2005		2006		2007

Primary production:
Agriculture, livestock, fisheries and forestry	Ps.	15,820	Ps.	15,578	Ps.	17,309	Ps.	17,761	Ps.	19,502
Mining and extractives (including petroleum and gas)		5,099		5,078		5,068		5,219		5,195

Total primary production		20,919		20,655		22,377		22,980		24,697

Secondary production:
Manufacturing		41,952		46,977		50,480		54,975		59,153
Construction		11,300		14,623		17,605		20,751		22,806
Electricity, gas and water		7,681		8,183		8,595		9,023		9,541

Total secondary production		60,933		69,783		76,680		84,749		91,501

Services:
Transportation, storage and communications		22,363		25,370		29,131		33,049		37,568
Commerce, hotels and restaurants		37,383		42,028		46,020		49,666		54,964
Financial services, insurance and real estate		49,448		50,514		54,118		58,532		63,297
Community, social and personal services		51,784		54,055		57,087		60,164		63,184

Total services		160,978		171,967		186,355		201,411		219,014

Plus import duties less adjustment for banking service(2)		13,194		16,736		19,352		21,425		23,959

Total GDP	Ps.	256,023	Ps.	279,141	Ps.	304,764	Ps.	330,565	Ps.	359,170

(1)

Production amounts by sector are subject to periodic review and are adjusted to reflect new or more accurate data after the publication of Argentina’s total GDP, which is not subject to periodic review and adjustment (See “Presentation of Financial and Other Information”). As a result, production amounts by sector presented elsewhere in this annual report will differ from amounts presented on this table.

(2)

The production figures in this table do not include duties assessed on imports needed for production, which must be taken into account for purposes of determining GDP, but include the cost of any related banking services, which are again counted in “Financial services, insurance and real estate.” This line item adds back import duties and subtracts banking services for purposes of determining GDP.

Source: Ministry of Economy.

Real GDP by Sector
(as a % of GDP, at constant 1993 prices)

	2003	2004	2005	2006	2007

Primary production:
Agriculture, livestock, fisheries and forestry	6.2%	5.6%	5.7%	5.4%	5.4%
Mining and extractives (including petroleum and gas)	2.0	1.8	1.7	1.6	1.4

Total primary production	8.2	7.4	7.3	7.0	6.9

Secondary production:
Manufacturing	16.4	16.8	16.6	16.6	16.5
Construction	4.4	5.2	5.8	6.3	6.3
Electricity, gas and water	3.0	2.9	2.8	2.7	2.7

Total secondary production	23.8	25.0	25.2	25.6	25.5

Services:
Transportation, storage and communication	8.7	9.1	9.6	10.0	10.5
Commerce, hotels and restaurants	14.6	15.1	15.1	15.0	15.3
Financial services, insurance and real estate	19.3	18.1	17.8	17.7	17.6
Community, social and personal services	20.2	19.4	18.7	18.2	17.6

Total services	62.9	61.6	61.1	60.9	61.0

Plus import duties less adjustment for banking service(1)	5.2	6.0	6.3	6.5	6.7

Total GDP	100.0%	100.0%	100.0%	100.0%	100.0%

(1)

The production figures in this table do not include duties assessed on imports needed for production, which must be taken into account for purposes of determining GDP, but include the cost of any related banking services, which are again counted in “Financial services, insurance and real estate.” This line item adds back import duties and subtracts banking services for purposes of determining GDP.

Source: Ministry of Economy.

          Argentina’s secondary production has increased every year since 2003. Total secondary production increased 17.7%, from Ps.51.8 billion in 2002 to Ps.60.9 billion in 2003. This increase was primarily attributable to the expansion in the manufacturing, construction, electricity, gas and water sectors. The most significant expansion was in the construction sector, which grew 34.4% and the manufacturing sector, which grew 16.0% in 2003. The services sector also experienced growth, with total production increasing by 4.2% in 2003. Nearly all of the service sectors increased during this period. Transportation, storage and communications grew 8.2%, primarily as a result of the economic recovery, and commerce, hotels and restaurants grew 11.7%, primarily as a result of the increase in tourism and salaries and the decrease in unemployment. Community, social and personal services also increased 2.8% during this period. Primary production registered an increase of 6.1% in 2003, as compared to the previous year. In this respect, agriculture, livestock, fisheries and forestry grew 6.9% and mining and extractives (including petroleum and gas) grew 3.7% during 2003.

          In 2004, Argentina’s secondary production increasing 14.5%, with a 29.4% increase in the construction sector and a 12.0% increase in the manufacturing sector. The services sector grew 6.8% in 2004, registering increases in all of sectors. The transportation, storage and communication sector increased 13.4% due to the economic recovery, and commerce, hotels and restaurants grew 12.4% as a result of the increase in tourism and income. Financial services, insurance and real estate grew for the first time since the 2001 economic crisis, increasing by 2.2%. Community, social and personal services also increased 4.4%. During 2004, primary production decreased 1.3%. This decrease was primarily a result of a 1.5% decrease in the agriculture, livestock, fisheries and forestry sector.

          In 2005, Argentina’s primary production increased 8.3%, as compared to 2004, primarily as a result of an 11.1% increase in the agriculture, livestock, fisheries and forestry sector. Secondary production increased 9.9%, with a 20.4% increase in the construction sector and a 7.5% increase in the manufacturing sector. The services sector grew 8.4%, with the transportation, storage and communications sector increasing 14.8% and the commerce, hotels and restaurants sector increasing 9.5% in that period. Financial services, insurance and real estate increased 7.1%.

          In 2006, Argentina’s secondary production increased 10.5%, primarily as a result of a 17.9% increase in the construction sector and an 8.9% increase in the manufacturing sector. The services sector grew 8.1%, driven by 13.5% growth in the transportation, storage and communications sector, 7.9% growth in the commerce, hotels and restaurants sector and 8.2% growth in the financial services, insurance and real estate sector. Primary production also increased 2.7% during the same period as a result of the growth in agricultural and mining and extractive production.

          In 2007, the services sector accounted for 61.0% of the GDP’s growth, the most significant sector driving growth. The services sector has grown in economic importance since 2003, when it accounted for 31.2% of GDP’s growth. The secondary production sector accounted for 25.5% of the GDP in 2007. Within that sector, the construction and manufacturing sectors experienced five years of uninterrupted growth and contributed jointly with 21.8% of the GDP growth in 2007. The primary production sector accounted for 6.9% of the GDP in 2007 with agriculture, livestock, fisheries, and forestry growing 9.8% in 2007.

          From 2003 to 2007, the services sector grew by 36.1%, primary production by 18.1% and secondary production by 50.2%. The GDP share of each sector has not changed significantly over this period.

          During the first six months of 2008, the growth of the primary and secondary production sectors was negatively affected by the farmer’s protests and the global economic slow-down. See “The Argentine Economy –Primary Production.”

          The following table sets forth Argentina’s real GDP growth by sector for the periods specified.

Real GDP Growth by Sector
(% change from previous year, at constant 1993 prices)

	2003	2004	2005	2006	2007

Primary production:
Agriculture, livestock, fisheries and forestry	6.9%	(1.5)%	11.1%	2.6%	9.8%
Mining and extractives (including petroleum and gas)	3.7	(0.4)	(0.2)	3.0	(0.5)

Total primary production	6.1	(1.3)	8.3	2.7	7.5

Secondary production:
Manufacturing	16.0	12.0	7.5	8.9	7.6
Construction	34.4	29.4	20.4	17.9	9.9
Electricity, gas and water	6.9	6.5	5.0	5.0	5.7

Total secondary production	17.7	14.5	9.9	10.5	8.0

Services:
Transportation, storage and communication	8.2	13.4	14.8	13.5	13.7
Commerce, hotels and restaurants	11.7	12.4	9.5	7.9	10.7
Financial services, insurance and real estate	(1.1)	2.2	7.1	8.2	8.1
Community, social and personal services	2.8	4.4	5.6	5.4	5.0

Total services	4.2	6.8	8.4	8.1	8.7

Plus import duties less adjustment for banking service(1)	42.6	26.8	15.6	10.7	11.8

Total GDP	8.8%	9.0%	9.2%	8.5%	8.7%

(1)

The production figures in this table do not include duties assessed on imports needed for production, which must be taken into account for purposes of determining GDP, but include the cost of any related banking services, which are again counted in “Financial services, insurance and real estate.” This line item adds back import duties and subtracts banking services for purposes of determining GDP.

Source: Ministry of Economy.

Primary Production

          Agriculture, Livestock, Fisheries and Forestry

          Argentina’s agriculture, livestock, fisheries and forestry sector represented 5.4% of GDP in 2007. Argentina is self-sufficient in virtually all agricultural and livestock products. During the 1990s, Argentina became a major exporter of primary products, including cereals, grains, meat and fish. From 2003 through 2007, crop and livestock production together accounted for an average 89.4% of this sector’s total production. Crop production consists primarily of soy, corn and wheat. Soy production in recent years has represented an increasing percentage of exports, largely because of the international prices of commodities (particularly soy prices) have increased in recent years.

          The following tables set forth Argentina’s agriculture, livestock, forestry and fishing production and growth for the periods specified.

Agriculture, Livestock, Forestry and Fishing Production (1)
(in millions of pesos, at constant 1993 prices)

	2003		2004		2005		2006		2007

Agriculture, livestock and game:
Crops	Ps.	9,733	Ps.	9,120	Ps.	10,785	Ps.	10,826	Ps.	12,316
Livestock		4,334		4,811		4,945		5,132		5,289
Agricultural and livestock services, excluding vesting services		962		928		1,053		1,086		1,220
Game, game appropriation and connected services		7		8		9		8		8

Total agriculture, livestock, and game		15,036		14,866		16,793		17,052		18,834

Forestry, wood extraction and connected services		346		357		356		354		362
Fishing		438		354		304		496		465

Total sector production	Ps.	15,820	Ps.	15,578	Ps.	17,452	Ps.	17,901	Ps.	19,660

(1) Production amounts by sector presented on this table are subject to periodic review and were adjusted to reflect new or more accurate data after publication of Argentina’s total GDP, which is not subject to periodic review and adjustment (See “Presentation of Financial and Other Information”). As a result, production amounts by sector presented on this table will differ from those presented on “Real GDP by Sector.”

Source: Ministry of Economy.

Agriculture, Livestock, Forestry and Fishing Production
(% change from the same period in the previous year, at constant 1993 prices)

	2003	2004	2005	2006	2007

Agriculture, livestock and game:
Crops	8.7%	(6.3)%	18.3%	0.4%	13.8%
Livestock	2.9	11.0	2.8	3.8	3.1
Agricultural and livestock services, excluding vesting services	8.7	(3.5)	13.5	3.1	12.4
Game, game appropriation and connected services	(7.9)	5.7	19.6	(19.7)	2.1

Total agriculture, livestock, and game	7.0	(1.1)	13.0	1.5	10.4

Forestry, wood extraction and connected services	10.8	3.3	(0.5)	(0.4)	2.3
Fishing	1.2	(19.1)	(14.3)	63.1	(6.3)

Total sector production	6.9%	(1.5)%	12.0%	2.6%	9.8%

Source: Ministry of Economy.

          The sector grew 6.9% in 2003, reflecting increased domestic demand due primarily to the economic recovery and significant increases in international prices of commodities, particularly of soy and wheat. The increase in international commodities prices was caused by worldwide economic growth that increased demand, especially in China, and by the decrease in commodities production volume by main exporters, including the United States, among others.

          In 2004, total output for the sector declined 1.5%, primarily as a consequence of a 6.3% drop in the total production of crops. Even though the harvested surface expanded during this period, the production of soy, corn and sunflower decreased due to a water shortage that affected those crops. The increase in international prices of commodities, however, continued during 2004, which helped mitigate the effects of the declining crop output.

          Total production in the sector increased 12.0% in 2005, primarily as a result of an 18.3% increase in crop production, which reached a new volume record in 2005. Livestock production also increased 2.8%, and agricultural and livestock services grew 13.5%.

          In 2006, the sector increased 2.6% as compared to 2005, primarily attributable to a 3.8% increase in livestock production, a 3.1% increase in agricultural and livestock services and a 63.1% increase in fishing. During the first quarter of 2006, the Government introduced restrictions on beef exports in order to curb domestic price increases. See “Balance of Payments” for more information.

          In 2007, the sector increased 9.8%, as compared to 2006. This increase was primarily due to a 13.8% increase in crop production spurred by increased prices for agricultural commodities. The increase was partially offset by a 6.3% decrease in fishing.

          The Government has actively sought to forestall a rise in domestic food prices and to provide for adequate supply in the domestic market by subsidizing milk, wheat, chicken, meat and corn flour among other food products in 2007 and the first eight months in 2008 and placing price controls on such products such as meat.

          During the first six months of 2008, agriculture and food production was negatively affected by farmers’ protests.

          In March 2008, the Government introduced a variable tax on cereal and grain exports, which replaced a fixed-rate tax and resulted in an increase in the tax burden for farmers. This initiative prompted anger among the country’s farmers and incited strikes and protests led by Argentina’s four leading associations of farm producers that included blocking rural highways and ports, an action that created food shortages across the country. The unrest by farmers has led to food shortages, rationing and widespread increases in the price of food prompting social unrest throughout the country. In June 2008, strikes led to delays in corn shipments and further disruption at soy-processing plants, forcing some to shut down and others to boost supplies with soybean imports from Paraguay. The new tax was submitted for ratification by the Congress that voted to abolish it. The conflicts between the farmers and the Government weakened after the new tax was abolished. Nonetheless, the farmers have recently initiated another strike. The farmers are protesting against the export tax rate, which they consider high (35%) and the Government's intervention in the sector through export controls, including limits on beef, corn and wheat exports. We cannot predict the impact of this or future strikes on the Argentine economy.

          In August 2008, the Government announced a Ps.30.1 million subsidy to milk producers in an effort to control prices and provide for adequate supply in the domestic market. In addition, the Government announced an increase to the agricultural subsidy program by Ps.330.0 million in August 2008. The majority of the subsidies went to domestic wheat millers, poultry producers, cattle food lot operators and dairy producers in effort to compensate for export limits and prices controls.

          Mining and Extractives (Including Petroleum and Gas Production)

          The mining and extractives sector consists primarily of precious and semi-precious metals, coal, petroleum and gas exploration and production. Historically, mining activity in Argentina has represented a very small part of the economy, accounting for 1.4% of GDP in 2007.

          In 2003, the sector grew 3.7% but it declined 0.4% in 2004 and recovered only slightly (0.2%) in 2005, even though prices in the international markets had reached record levels and both drillings and finished wells had increased. In 2005, natural gas production also decreased after having reached maximum levels the previous year. During 2006, the sector increased 3.0% as compared to 2005. The declining output in these sectors from 2002 to 2006, despite favorable market conditions, led the Government to adopt measures that allowed producers to increase internal supply and meet export commitments. These measures included fiscal and tariff incentives, access to adjacent areas for further hydrocarbon exploration and extraction and improved distribution and transport systems.

          During 2007, the mining and extractives sector decreased 0.5% as compared to 2006.

          While previously a net exporter of oil and gas, Argentina has, since the first quarter of 2004, experienced energy shortages and power outages. As a result, Argentina has increased its energy imports from neighboring countries. During 2005 and 2006, Argentina reached agreements with Brazil, Bolivia and Venezuela for the purchase of natural gas and fuel oils to overcome potential shortages.

          In 2007 and 2008, the Government has continued to impose price controls on energy products such as gas and oil and to subsidize the energy sector in order to compensate producers for losses from price controls and to ensure adequate supply in the Argentine domestic market. During 2007, total transfers to the energy sector were Ps. 9.9 billion. For additional discussion of the oil and gas sector as it relates to current energy shortages in Argentina, see “—Electricity, Gas and Water.”

          The following table shows the proven reserves of petroleum and natural gas in Argentina as of the dates specified.

Proven Reserves

	2003	2004	2005	2006	2007

Petroleum(1)	425,213	393,972	349,096	411,262	415,913
Natural gas(2)	612,495	541,857	438,951	446,156	441,974

(1)	In thousands of cubic meters.
(2)	In billions of cubic meters.
Source: Ministry of Economy.

Secondary Production

          Manufacturing

          Argentina has a diversified manufacturing sector that accounted for 16.5% of GDP in 2007. Food and beverages, chemical products and substances, coal and oil derivatives and nuclear fuel are the main areas of production in the manufacturing sector. The sector was significantly and adversely affected by the latest economic downturn but has shown signs of economic recovery since 2003. This recovery is a result of increased domestic consumption and the international competitiveness of domestic products due to the devaluation of the Argentine peso and productivity-enhancing investments. Manufacturing of industrial and agricultural origin products also contributed to exports during this period.

           The manufacturing sector grew 16.0% in 2003 and 12.0% in 2004, primarily as a result of an increase in domestic consumption (due to import substitution) and an increase in exports caused by the devaluation. The food and beverage sector grew 8.3% in 2003 and 8.0% in 2004 and the production of chemical products and substances grew 12.0% in 2003 and 8.6% in 2004. The textile industry recovered strongly, growing 51.0% in 2003 and 14.2% in 2004. Metal products (excluding machinery and equipment) grew 44.5% in 2003 and 13.5% in 2004. Furniture and industrial manufacturing grew 39.6% in 2003 and 13.7% in 2004, and output of machinery and equipment grew 26.9% in 2003 and a further 30.1% in 2004.

          In 2005, the manufacturing sector registered growth of 7.5%, primarily as a result of economic growth and the influence of the increase in construction. The food and beverage sector grew 7.9%, and the production of chemical products and substances grew 4.2%. The textile industry continued to grow, increasing by 11.5%. Metal products (excluding machinery and equipment) grew 8.0%. Furniture and industrial manufacturing grew 6.9%, and output of machinery and equipment grew 5.9%.The motor vehicle, trailers and semi-trailers industry increased significantly in 2005, registering growth of 19.6%.

          During 2006, the manufacturing sector grew 8.9% as compared to 2005. This increase was driven primarily by the increased production of durable consumer goods in response to higher demand and more available credit. Domestic production of automobiles also increased as the Government enacted more stringent restrictions on Brazilian automobile imports. The manufacturing sector also registered a 6.6% increase in the production of coal, oil derivatives and nuclear combustibles, a 21.4% increase in the motor vehicle, trailers and semi-trailers industry, a 13.8% increase in furniture and industrial manufacturing and a 12.9% increase in machinery and equipment production. Increasing labor productivity drove some of the manufacturing growth during this period.

          During 2007, the manufacturing sector registered growth of 7.9%, as compared to 2006. This increase was driven primarily by growth in several areas:

•	an increase of 6.2% in the food and beverage sector;

•	an increase of 5.8% in the production of chemical products and substances;

•	an increase of 11.1% in the textile industry;

•	an increase of 14.4% in the production of machinery and equipment; and

•	an increase of 18.0% in the production of motor vehicle, trailers, and semi-trailers.

          The following tables set forth manufacturing sector production and growth for the periods specified.

Manufacturing Production by Sector(1)
(in millions of pesos, at constant 1993 prices)

	2003		2004		2005		2006		2007

Food and beverages	Ps.	10,610	Ps.	11,454	Ps.	12,356	Ps.	13,124	Ps.	13,934
Chemical products and substances		5,444		5,915		6,163		6,721		7,109
Coal, oil derivatives and nuclear combustibles(3)		3,675		3,834		3,812		4,064		4,271
Motor vehicles, trailers and semi-trailers		1,591		2,095		2,507		3,043		3,590
Rubber and plastic products		2,091		2,318		2,546		2,700		2,931
Machinery and equipment		2,092		2,721		2,882		3,255		3,724
Furniture and industrial manufacturing		1,028		1,168		1,249		1,421		1,581
Metal products, excluding machinery and equipment		1,414		1,604		1,734		1,914		2,069
Publishing and media		1,772		2,085		2,236		2,481		2,771
Textiles		1,230		1,405		1,566		1,645		1,827
Tobacco		1,868		1,752		1,714		1,851		1,934

Common metals		1,814		1,943		2,045		2,310		2,347
Wood, wood products and cork products, excluding furniture: straw products and braidable materials		1,567		1,856		1,730		1,878		1,867
Others		5,757		6,827		7,926		8,665		9,446

Overall production(2)	Ps.	41,952	Ps.	46,977	Ps.	50,466	Ps.	55,072	Ps.	59,401

(1)

Production amounts by sector presented on this table are subject to periodic review and were adjusted to reflect new or more accurate data after publication of Argentina’s total GDP, which is not subject to periodic review and adjustment (See “Presentation of Financial and Other Information”). As a result, production amounts by sector presented on this table will differ from those presented on “Real GDP by Sector”.

(2)	Includes oil refining and other secondary products.
Source: Ministry of Economy.

Manufacturing Production by Sector
(% change from previous year, at constant 1993 prices)

	2003	2004	2005	2006	2007

Food and beverages	8.3%	8.0%	7.9%	6.2%	6.2%
Chemical products and substances	12.0	8.6	4.2	9.1	5.8
Coal, oil derivatives and nuclear combustibles(1)	―	4.3	(0.6)	6.6	5.1
Motor Vehicles, trailers and semi-trailers	11.5	31.7	19.6	21.4	18.0
Rubber and plastic products	15.1	10.8	9.8	6.0	8.6
Machinery and equipment	26.9	30.1	5.9	12.9	14.4
Furniture and industrial manufacturing	39.6	13.7	6.9	13.8	11.3
Metal products, excluding machinery and equipment	44.5	13.5	8.0	10.4	8.1
Publishing and media	20.6	17.7	7.2	11.0	11.7
Textiles	51.0	14.2	11.5	5.0	11.1
Tobacco	8.6	(6.2)	(2.1)	7.9	4.5
Common metals	21.5	7.1	5.3	13.0	1.6
Wood, wood products and cork products, excluding furniture, straw products and braidable materials	17.4	18.5	(6.8)	8.6	(0.6)
Others	30.7	18.6	16.1	9.3	9.0

Overall production	16.0%	12.0%	7.4%	9.1%	7.9%

(1)	Includes oil refining and other secondary products.
Source: Ministry of Economy.

          Construction

          In 2003, as an effect of the general economic recovery, the construction sector grew 34.4%. Additionally, the Government increased public spending for infrastructure and began using Government-issued Boden securities as payment for construction, which fostered the growth in the construction sector that year. In 2004 and 2005, the construction sector was again the fastest growing sector in the Argentine economy, increasing 29.4% in 2004 and 20.4% in 2005, primarily a result of an increase in demand and low domestic costs. The construction of buildings for production purposes also increased significantly. In 2006, the construction boom continued and the sector grew 17.9% from 2005 levels.

          In 2007, the construction sector accounted for 6.3% of GDP and grew 9.9%, as compared to 2006. This growth was primarily attributable to the continued growth of the economy, which increased private investment in residential housing and commercial development. In addition, easier access to mortgage financing, as a result of the improved economic conditions, contributed to the increase in construction activity.

          In the first half of 2008, the construction sector was negatively affected by the farmer’s lockout, which disrupted the transportation of construction materials and equipment.

          Electricity, Gas and Water

          Electricity in Argentina is produced primarily from hydroelectric sources, but additional generation comes from gas, coal and nuclear plants. The electricity, gas and water sector represents a small fraction of the Argentine economy, accounting for 2.7% of GDP in 2007.

          In March 2006, the Government terminated the water concession for the City of Buenos Aires and parts of Greater Buenos Aires because the concessionaire, Aguas Argentinas, had failed to fulfill its investment obligations as required under the concession agreement. A new state company, Agua y Saneamientos Argentinos (“AySA”), currently holds this conscession. The State owns a 90.0% interest in the company and the other 10.0% is owned by the employees.

          Electricity shortages and outages at factories around the country resulted in a decline in the growth of energy production in 2004. In response to the energy crisis, the Government ordered Argentine producers of natural gas to reduce exports of natural gas to Chile. In order to guarantee the supply of natural gas to Chile not only for residential but also for commercial use, Argentina is negotiating alternatives with Uruguay and Bolivia to increase imports destined to supply the Chilean market. In addition, Argentina has negotiated the construction of ducts for the transportation of gas to and from Bolivia that would increase the import/export capacity in the future. At the end of 2006, however, exports of natural gas, butane and propane to several countries, including Chile, had increased.

          In 2007, electricity production increased 1.2% and energy exports decreased 11.4%.

          The following table sets forth the imports and exports of fuel and energy for the periods specified.

Exports and imports of fuel and energy

	2003	2004	2005	2006	2007

Total FOB Exports	29,939	34,576	40,387	46,546	55,779
Fuel and energy (in millions of U.S. dollars)	5,417	6,181	7,150	7,813	6,919
As a% of total FOB exports	18.1%	17.9%	17.7%	16.8%	12.4%
Change from previous year	16.8%	14.1%	15.7%	9.3%	(11.4)%

Total CIF Imports	13,813	22,445	28,687	34,151	44,708
Fuel and energy (in millions of U.S. dollars)	544	1,003	1,545	1,730	2,845
As a% of total CIF imports	3.9%	4.5%	5.4%	5.1%	6.4%
Change from previous year	12.8%	84.4%	54.0%	12.0%	64.4%

Source: Ministry of Economy.

          The Government has secured increased energy supply under pre-existing agreements with Brazil, Bolivia, and Venezuela to import energy, including diesel fuel and natural gas.

The Government has also taken various measures to address energy issues, including the following:

•

in 2006, the Government introduced a regime designed to promote investment in oil and gas exploration and production, which included fiscal benefits to companies that invested in gas exploration and production;

•

in 2006, the Patagonic Pipeline, a 600 kilometer natural gas pipeline was completed. The pipeline links the vicinity of the city of Comodoro Rivadavia, in the San Jorge gulf basin, to the “Cordillerano” pipeline, in the vicinity of the city of Esquel; and

•

in 2007 and the first half of 2008, the Government announced various initiatives to improve the energy supply, including plans to construct several thermoelectric power plants, purchase additional generators as part of its nuclear plan, and construct additional gas pipelines.

See “Public Sector Finances—Infrastructure Development.”

          In order to further address energy shortages in 2007 and 2008, the Government has implemented such measures as rationing, introducing daylight savings time and improving the energy efficiency of public buildings. These shortages have forced the Government to suspend contractual shipments of natural gas to Chile during peak usage periods. The Government also controls energy pricing by regulating tariffs that can be charged by energy companies. The Government compensates energy companies for losses incurred as a result of sales in the domestic market at controlled prices in light of the costs incurred in purchasing natural gas and fuel oil abroad by granting subsidies. In addition, the Government has placed limits on energy exports to control pricing and ensure supply in the Argentine domestic market.

          On July 30, 2008, the Government announced that it will allow electric utilities to raise rates as much as 30%, the first residential rate increase since 2001. The increase will affect 24.0% of users who consume half of Argentina’s total residential power. Higher energy rates will allow the government to reduce subsidies.

          On September 19, 2008, the Government announced that it would retroactively increase gas rates up to 30.0% for upper- income households and industrial companies.

          The recovery of the energy sector will depend significantly on the ability of private utility companies to invest in production- generating activities. Recovery will also be tied to the production contribution of the Government’s newly created state-owned energy company, ENARSA.

          In 2004, the Government created ENARSA to stimulate increased investment in oil and gas transportation, exploration and production, as the majority of private companies currently operating in the energy sector have very limited investment capability. The Government holds a 53% equity interest in ENARSA, provincial governments hold a 12% interest, and the remaining 35% consists of publicly-traded stock. No mandate has yet been given to ENARSA with respect to expected levels of exports or production. As of December 31, 2007, ENARSA has not undertaken any exploration or production projects.

          The electricity, gas and water sector grew 6.9% in 2003, 6.5% in 2004, 5.0% in 2005 and 5.0% in 2006. This growth trend continued during 2007, as the sector grew 5.7%.

          During the first quarter of 2008, the electricity, gas and water sector grew 4.5%, as compared to the same period of 2007.

          The following table sets forth information on Argentina’s electricity sector for the periods specified.

Principal Economic Indicators of the Electricity Sector
(in GW/hr, unless otherwise specified)

	2003	2004	2005	2006	2007(1)

Production of electricity sector
Combined Cycle	31,599	37,825	36,130	36,226	36,534
Hydroelectric(2)	33,737	30,445	34,192	38,056	37,290
Other(3)	18,351	23,109	26,328	29,533	31,119

Total generation	83,687	91,379	96,651	103,815	105,023

Consumption by economic sector
Residential	20,940	21,771	23,577	25,606	n/a
Industrial	29,903	31,815	32,863	35,987	n/a
Government	2,007	1,942	2,103	2,466	n/a
Commercial	12,187	14,136	15,687	15,322	n/a
Others	7,120	6,685	6,867	7,175	n/a

Total consumption	72,157	76,349	81,096	86,557	n/a

(1)	2007 data is not yet available for consumption by economic sector.
(2)	Combined cycle.
(3)	Includes diesel, wind, nuclear, gas, steam and solar energy.
Source: Ministry of Economy.

Services

          The following tables set forth the composition and growth of the service sector for the periods specified.

Composition of Service Sector
(in millions of pesos, at constant 1993 prices)

	2003		2004		2005		2006		2007

Commerce	Ps.	30,430	Ps.	34,517	Ps.	38,098	Ps.	41,366	Ps.	46,159
Transportation, storage, and communication		22,365		25,411		29,194		33,113		38,101
Hotels and restaurants		6,522		6,986		7,568		8,140		8,820
Financial services		10,698		10,114		11,886		14,498		17,175
Insurance and real estate		38,778		40,443		42,313		43,927		45,640
Education, health, and social services		23,011		23,680		24,671		25,754		26,995
Public administration		14,077		14,334		14,815		15,531		16,039
Other services		14,825		16,258		17,893		19,420		20,596

Total	Ps.	160,708	Ps.	171,742	Ps.	186,438	Ps.	201,749	Ps.	219,524

Source: Ministry of Economy.

Growth of Service Sector
(% change from prior year, at constant 1993 prices)

	2003	2004	2005	2006	2007

Commerce	12.3%	13.4%	10.4%	8.6%	11.6%
Transportation, storage, and communication	8.2	13.6	14.9	13.4	15.1
Hotels and restaurants	6.0	7.1	8.3	7.6	8.3
Financial services	(15.7)	(5.5)	17.5	22.0	18.5
Insurance and real estate	4.1	4.3	4.6	3.8	3.9
Education, health, and social services	2.7	2.9	4.2	4.4	4.8
Public administration	1.1	1.8	3.4	4.8	3.3
Other services	5.3	9.7	10.1	8.5	6.1

Total	4.2%	6.9%	8.6%	8.2%	8.8%

Source: Ministry of Economy.

          The services sector represents the largest portion of the Argentine economy, accounting for 60.6% of annual GDP growth in 2006 and 61.0% of the annual GDP growth in 2007. This sector has experienced growth each year since 2003.

          In 2003, all the sectors of the services industry registered growth with the exception of financial services, which declined 16.0%. The growth in the services industry was led by a 12.0% increase in commerce. This upward trend continued in 2004. Transportation, storage and communication grew 8.2%, and hotels and restaurants grew 6.0% in 2003. In 2004, financial services decreased 5.0% and insurance and real estate grew 4.0%. Education, health and social services grew 2.9% and hotels and restaurants grew 7.0%, primarily as a result of the economic recovery during that period.

          In 2005, every sector of the services industry grew primarily as a result of the economic recovery. The financial services sector grew 18.0% and insurance and real estate sector registered a 5.0% increase, which primarily reflected the return to normal levels of financial activity. Additionally, transportation, storage and communication grew 15.0%, commerce grew 10.0% and hotels and restaurants grew 8.0%.

          During 2006, financial services grew 22.0% and insurance and real estate grew 4.0%, transportation, storage and communication grew 13.0%, commerce grew 9.0% and hotels and restaurants grew 8.0%. These increases were primarily attributable to the general growth in the economic activity.

In 2007:

•	financial services grew 18.0%;

•	insurance and real estate grew 4.0%;

•	transportation, storage and communication grew 15.0%;

•	commerce grew 12.0%; and

•	hotels and restaurants grew 8.0%.

          These increases were primarily attributable to the continued growth of the economy, in particular, the continuation of the tourism boom in 2007 and the growth in real wages, which increased consumption of services.

          Telecommunications

          The table below reflects certain information regarding the telecommunications sector.

Summary of Telecommunications Sector
(in thousands of lines)

	As of December 31,

	2003	2004	2005	2006	2007

Lines:
Fixed wire(1)	7,746	8,035	8,389	8,643	n/a
Cellular(2)	7,842	13,512	22,156	31,510	40,403
Public phones	140	158	158	156	n/a

Total lines	15,728	21,706	30,703	40,309	40,403

(1)	Lines in service.
(2)	Telephones in service.
Source: Ministry of Federal Planning, Public Investment and Services.

          The telecommunications sector has grown in terms of total number of lines each year since 2001. Much of this growth has been spurred by increased usage of cellular phone lines, which have become increasingly common in Argentina. In 2003, cellular phone lines surpassed the number of fixed wire lines for the first time. During 2005, the number of cellular phone lines increased 64.0%, primarily as a result of an increase in the availability of new cellular phone plans at a reduced cost. During 2007, the number of cellular lines increased 28.2%, primarily due to the increase in the availability of new cellular phone plans at a reduced cost and the improvement in consumer’s purchasing power. The number of public phone lines and fixed wire lines has remained relatively unchanged since 2001.

Employment and Labor

          Unemployment and Underemployment

          High unemployment and underemployment plagued the Argentine economy in the 1990s. Beginning in 1998, unemployment and underemployment were significantly aggravated by the recession. From May 2001 to May 2002, unemployment increased from 16.4% to 21.5%. Since October 2002, the unemployment rate has declined, reflecting the recovery of the Argentine economy during this period.

          The Instituto Nacional de Estadísticas y Censos, or “INDEC,” Argentina’s statistical institute, prepares a series of indexes used to measure the social, demographic and economic characteristics of the Argentine population based on data collected in the Encuesta Permanente de Hogares (Permanent Household Survey), or “EPH.” During the second half of 2003, the unemployment rate was 15.4%, and decreased to 12.6%, as compared to the same period of 2004. During the second half of 2005, the unemployment rate decreased to 10.6% as a result of continued economic growth. During the second half of 2004, the underemployment rate was 14.7% and decreased to 12.4%, during the second half of 2005. During the second half of 2006, the unemployment rate decreased to 9.5%, and the underemployment rate decreased to 11.0%. The unemployment rate was 7.5% during the last quarter of 2007, the lowest it had been since 1993 and a decrease of 1.2% from the last quarter of 2006. During the last quarter of 2007, the underemployment rate was 9.1%.

          In January 2002, the Government implemented the Plan Jefes y Jefas de Hogar, or the “Heads of Households Program,” designed to replace the previously existing Plan Trabajar. Under the Heads of Households Program, unemployed heads of households with one or more children under the age of 18 or disabled persons of any age receive Ps.150 per month in exchange for at least four hours of service in certain community service and other public works projects. Persons receiving benefits under the Heads of Households program are accounted for as employed persons in the Government’s employment statistics, including in the tables presented below. During the first three months of 2002, there were approximately 1.4 million beneficiaries in this program. As unemployment decreased, the number of beneficiaries declined. By June 2008, there were fewer than 675,000 beneficiaries in the program.

          The following table sets forth employment figures for the periods indicated.

Employment and Unemployment Rates (5)

	Second half of,

	2003	2004	2005	2006	2007(6)

Greater Buenos Aires:
Labor force rate(1)	47.9%	48.5%	48.5%	48.5%	48.9%
Employment rate (2)	39.9	41.9	42.9	43.4	44.0
Unemployment rate(3)	16.7	13.6	11.5	10.5	10.0
Underemployment rate(4)	17.6	16.4	13.7	12.2	10.7

Major interior cities: (5)
Labor force rate (1)	43.2	43.2	43.2	43.7	43.4
Employment rate (2)	37.2	38.3	39.1	40.1	39.9
Unemployment rate(3)	13.8	11.4	9.4	8.1	8.1
Underemployment rate(4)	14.9	12.7	10.9	8.8	8.3

Total Urban:
Labor force rate (1)	45.7	46.1	46.1	46.2	46.3
Employment rate(2)	38.6	40.2	41.2	41.8	42.1
Unemployment rate(3)	15.4	12.6	10.6	9.5	9.2
Underemployment rate(4)	16.4%	14.7%	12.4%	11.0%	9.7%

(1)

The labor force consists of the sum of the population that has worked a minimum of (i) one hour with remuneration, or (ii) fifteen hours without remuneration during the week preceding the date of measurement plus the population that is unemployed but actively seeking employment.

(2)	To be considered employed, a person above the minimum age requirement must have worked at least one hour with remuneration or fifteen hours without remuneration during the preceding week.
(3)	Unemployed population as a percentage of the labor force.
(4)	Underemployed population as a percentage of the labor force. Workers are considered underemployed if they work fewer than 35 hours per week and wish to work more.
(5)

Figures are based on 28 major cities. Figures for first six months of 2003 do not include Santa Fe, as information could not be gathered due to a flood originated in the area. The current methodology to measure EPH is applied to every major city except Rawson - Trelew, San Nicolás -Villa Constitución and Viedma - Carmen de Patagones, which are still being measured through the old methodology because of resource constraints of the cities in the interior.

(6)	Figures for the first half of 2007.
Source: Ministry of Economy.

          The Informal Economy

          Argentina has an informal sector of the economy composed primarily of unregistered employees in legitimate businesses and, to a lesser degree, in unregistered businesses. Because of its nature, the informal economy is difficult to track through statistical information or other reliable data.

          The principal portion of Argentina’s informal economy comprises employees not registered with Argentina’s social security system.

          The following table provides the estimated number of workers in Argentina’s formal and informal economies for the periods specified.

Formal and Informal Economies (1)
(in thousands of people)

	Three months ended December 31,

	2003	2004	2005	2006	2007

Formal	4,860	5,154	5,689	6,287	6,807
Informal	4,774	4,962	4,835	4,675	4,407

Total	9,634	10,116	10,525	10,962	11,214

(1)	Figures presented here do not include participants in the Heads of Households Program and individuals under the age of 18.
Source: Ministry of Employment and Social Security.

Formal and Informal Economies (1)
(as a percentage of total)

	Three months ended December 31,

	2003	2004	2005	2006	2007

Formal	50.4%	51.0%	54.0%	57.4%	60.5%
Informal	49.6	49.0	46.0	42.6	39.5

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Figures presented here do not include participants in the Heads of Households Program and individuals under the age of 18.
Source: Ministry of Employment and Social Security.

          A second and much more modest segment of Argentina’s informal sector consists of economic activities that take place outside of the formal or official norms for economic transactions. These include small businesses, usually individual or family initiatives, which produce and exchange legal goods and services. However, these businesses may not have the appropriate business permits, report tax liability, comply with labor regulations or possess legal guarantees for suppliers and end users. During the crisis that began in 2001, the Government estimates that informal sector employment increased and served as a cushion for cutbacks in the formal sector. As the economy has improved since 2003, the Government believes that this segment of the informal sector has decreased.

          Composition of Employment

          During 2007, the economy experienced significant job growth in the private services sector, driven by the creation of jobs in the real estate industry, which accounted for approximately 24.2% of the new jobs created.

          The services sector employs the majority of the Argentine labor force (approximately 69.0% as of December 31, 2007), followed by secondary production (approximately 24.5% of the labor force as of December 31, 2007) and primary production (approximately 6.0% of the labor force as of December 31, 2007).

          The following table sets forth employment figures by sector for the periods specified.

Employment
(% by sector)

	2003	2004	2005	2006	2007

Primary production:
Agriculture, livestock, fisheries and forestry	5.8%	5.7%	5.6%	5.4%	5.1%
Mining and extractives (including petroleum and gas)	0.7	0.8	0.8	0.8	0.9

Total primary production	6.5	6.5	6.4	6.2	6.0

Secondary production:
Manufacturing	17.7	17.9	17.7	17.5	17.2
Construction	3.6	4.4	5.3	6.0	6.4
Electricity, gas and water	1.2	1.1	1.1	1.0	0.9

Total secondary production	22.5	23.4	24.1	24.5	24.5

Services:
Transportation, storage and communication	7.4	7.2	7.2	7.2	7.1
Commerce, hotels and restaurants	16.0	16.4	16.7	16.9	16.9
Financial services, insurance and real estate	12.4	12.6	13.1	13.5	14.1
Community, social and personal services	34.2	32.8	31.8	31.2	30.9
Total services	70.0	69.1	68.7	68.7	69.0

Other	1.0	1.1	0.8	0.6	0.5

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Source: Sistema Integrado de Jubilaciones y Pensiones (SIJyP). Administración Federal de Ingresos Públicos (AFIP).

          Labor Regulation

          During the 1990s, the Government implemented several labor reform packages designed to increase the flexibility of Argentina’s labor market and the collective bargaining process. The Government sought to remove regulations that inhibited employers’ ability to adjust their workforce to economic conditions. Important initiatives in this regard included the removal of regulations that required long-term employment contracts and severance payments.

          In order to curtail rising unemployment during the economic crisis, the Government doubled severance payments for workers laid off during the period immediately following the enactment of the Public Emergency Law. In January 2005, it reduced severance payments to 180.0% of their pre-emergency level. In December 2005, the Government further reduced severance payments to 150.0% of their pre-emergency level. With unemployment below 10.0% since March 2007, severance payments have returned to their pre-emergency levels.

          During 2005, 2006 and 2007, the Government continued to adopt measures directed to benefit employees, among others:

•	a 20.0% increase in social security benefit employees in 2007;

•

the amendment, in March 2007, of the social security system, which reduced the commissions charged by pension funds and granted employees the option, for 180 days, to choose between pension funds and public social security. This option is available to employees every five years until the age of 50 for women, and 55 for men. See “Public Sector Finances—Social Security”;

•	the implementation of an unemployment compensation program for workers dismissed without just cause; and

•	a minimum wage increase for the private and public sectors.

          Labor unions exercise significant influence in the collective bargaining process. Both local and national unions have staged various strikes in recent years to protest high unemployment and labor reforms. Strikes from 2003 through 2007 had brief but significant impacts on transportation, and succeeded in bringing production to a temporary halt in various sectors of the economy, in most cases for periods of only a few days. Several of these strikes were accompanied by violent demonstrations. In 2008, we experienced significant strikes led by farmers. See “The Argentine Economy –Primary Production.”

          In addition to formal labor unions, organized committees of picketers called piqueteros have participated in street demonstrations and strikes since the resignation of President de la Rúa, which was provoked in part by the street demonstrations that included piqueteros. They have successfully blocked transportation arteries in and out of the City of Buenos Aires and elsewhere in the country since they became a presence in 2001. The piqueteros continue to employ similar strategies to make demands of the Government with respect to labor reform proposals and other social measures.

          At present, the piqueteros work in more isolated groups than the broader movement that arose to protest de la Rúa’s policies. In some instances, they have employed more violent and invasive methods, such as occupying a police precinct and staging sit-ins at McDonald’s and other foreign-owned businesses. From 2003 to 2007, the government maintained discussions with representatives of the piqueteros. From 2005 through 2007, as a result of the economic recovery, the increase in average real monthly wages and the reduction in unemployment, piqueteros’ activities have declined.

          For a discussion of certain labor reforms, see “—Poverty and Income Distribution” below.

          Wages and Labor Productivity

          The Ministry of Employment and Social Security sets a single minimum wage annually for all sectors of the economy, based on macroeconomic indicators such as GDP growth and inflation. The minimum wage was adjusted several times in 2007, increasing from Ps.800 per month in November 2006 to Ps.980 per month by December 2007. In 2007, the average minimum nominal wage nationwide increased 23.6% to Ps. 858, primarily due to a raise in the minimum wage.

          The average monthly wage of employees declined following the devaluation of the peso and during the economic recession but have been recovering since 2002. Average monthly minimum nominal wage increased:

•	18.8% in 2003;

•	61.4% in 2004;

•	44.8% in 2005;

•	25.1% in 2006; and

•	23.6% in 2007.

          From 2003 through 2007, the most significant increase was in the mining and extractives sector, where wages increased 124.4%. In 2007, wages increased 24.2%. Leading this wage increase was the construction sector, in which wages increased 29.6% due to increased construction activity. For more information, see “Balance of Payments.”

          In August 2008, the Government announced an increase in the minimum wage of 27.0% to Ps.1,240 per month. The increase will be undertaken in two phases:

•	on August 1, 2008, the minimum wage was increased to Ps.1,200, and

•	on December 1, 2008, it will increase to Ps.1240.

          In 2007, the formal private sector experienced nominal wage increases of 20.0%, the informal private sector experienced increases of 24.1%, and the public sector experienced increases of 28.4%. Even after discounting for the effects of the inflation, these increases represented a raise in real wages for all three sectors.

          By December 2007, real wages in the formal private sector had exceeded levels reached in December 2001, with nominal wages experiencing an increase of 171.4%, as compared to an increase in the CPI of 107.5% for the same period.

          Although nominal wages in the informal private and public sectors have followed the same trend of those in the formal private sector, as of December 2007, these sectors have not reached a level that would evidence a total recovery in real economic terms from the economic crisis of 1999 – 2002. While we estimate that the informal private sector experienced an increase of 96.0% in nominal terms and the public sector experienced an increase of 86.8% in nominal terms since December 2001, these increases did not offset the effects of the corresponding increase in the CPI for the same period.

          During the first three months of 2008, nominal wages increased 4.2%, with a 3.3% increase in the formal private sector, a 8.3% increase in the informal private sector and a 3.74% in the public sector as compared to the same period of 2007.

          The following table provides the average monthly nominal wage, by sector, for the years specified.

Average monthly nominal wage, by sector
(in current pesos)

	2003		2004		2005		2006		2007

Goods:
Agriculture, livestock, fisheries and forestry	Ps.	1,460	Ps.	1,555	Ps.	1,722	Ps.	2,426	Ps.	2,785
Mining and extractives (including petroleum and gas)		3,021		3,345		4,205		5,342		6,778
Manufacturing		1,333		1,529		1,781		2,143		2,611
Construction		796		911		1,099		1,371		1,777
Electricity, gas and water		2,055		2,338		2,742		3,355		4,156

Total goods		1,216		1,383		1,600		1,940		2,394

Services:
Transportation, storage and communication		1,330		1,560		1,845		2,302		2,816
Commerce, hotels and restaurants		755		903		1,059		1,295		1,561
Financial services, insurance and real estate		1,633		1,845		2,084		2,408		2,920
Community, social and personal services		961		1,089		1,289		1,613		2,057

Total services		1,033		1,183		1,390		1,707		2,126

Other		827		815		891		1,094		1,339

Total	Ps.	1,084	Ps.	1,239	Ps.	1,450	Ps.	1,775	Ps.	2,204

Source: Sistema Integrado de Jubilaciones y Pensiones. Administración Federal de Ingresos Públicos (AFIP).

          The following table provides the average monthly minimum nominal wage of Argentine employees, including estimates for those employed in the informal economy, for the years specified.

Average Monthly Minimum Nominal Wage
(in current pesos)

	Average Monthly Minimum Wage	Average cost of basic basket (1)		Average Monthly Minimum Wage (as a % of average cost of basic basket)

As of December 31,
2003	Ps. 238	Ps. 711		33.4%
2004	383	727		52.8
2005	555	788		70.5
2006	694	862		80.5
2007	Ps. 858	Ps. 934	%.	91.9%.

(1)

Average cost of a basket of essential goods and services for a “reference” family used to measure the poverty line. A reference family is considered a family of four: two adults, one male, age 35, and one female, age 31, and two children, ages 5 and 8.

Source: Ministry of Employment and Social Security and Ministry of Economy.

          The following table provides the real wage of Argentine employees for the years specified.

Real Wage

	(% change from prior year)				(% change from December 2001)

	Private Sector				Private Sector
			Public Sector				Public Sector
	Formal	Informal		Total	Formal	Informal		Total

December 2003	15.8%	10.7%	5.6%	12.1%	35.4%	4.7%	6.3%	20.6%
December 2004	11.0	11.5	4.3	9.3	50.3	16.7	10.9	31.8
December 2005	26.0	12.6	12.9	20.3	89.3	31.4	25.2	58.6
December 2006	19.4	20.6	16.3	18.9	126.0	58.5	45.6	88.6
December 2007	20.0%	24.1%	28.4%	22.7%	171.4%	96.8%	87.0%	131.3%

Source: Ministry of Economy.

Poverty and Income Distribution

          The economic crisis in 2001 and 2002 significantly increased the level of poverty in Argentina. From October 2001 through October 2002, the number of people living below the poverty line increased from 38.3% of the population to 57.5%. The economic recovery has reduced the level of poverty. Throughout 2007, 20.6% (as compared to 26.9% in 2006) of the population and 14.0% (as compared to 19.2% in 2006) of households in 28 urban centers (including Buenos Aires) still lived below the poverty line.

          Assessments of national poverty levels from 2001 through 2007 are based primarily on figures for the greater Buenos Aires area. In 2001, the Government began to collect poverty statistics for other urban centers in addition to Buenos Aires. Additionally, in 2003, the Government changed the frequency of calculating national poverty levels from a semi-annual spot analysis conducted in May and October to a constant analysis, with results published on a quarterly basis. The measurement of poverty is based on a basket of goods and services (consisting primarily of food, clothing, transportation, health care, housing and education), which is considered the minimum necessary to sustain an individual. The basket is valued at market prices, and the resulting threshold is called the poverty line.

          Historically, the Government has undertaken various measures to address unemployment, which is a principal cause of poverty in Argentina. Although these measures have provided additional employment opportunities, many of the new jobs offered are on a part-time basis, at low pay and without health and other benefits.

          In addition, from 2003 to 2007, the Government increased spending on poverty reduction programs, including the following social welfare programs:

•	Plan Manos a la Obra (Hands to Work Program), which provides food to people in need and community development assistance;

•	Plan Mayores (Seniors’ Plan), which provides stipends for individuals over 70 years of age without a pension; and

•

Plan Jefes y Jefas del Hogar (Heads of Households Program), implemented by the Duhalde administration and described above under “—Employment and Labor—Unemployment and Underemployment”, which provides Ps.150 per month to certain unemployed heads of households.

          Since 2007, President Fernández de Kichner has continued these programs and has undertaken new measures to reduce poverty, including:

•	Plan de Inclusión Previsional, which increases in the number of social security beneficiaries by providing for the addition of 1.4 million new retirees into the social security system; and

•	Increased the level of benefits granted to retirees.

          In the first half of 2008, the number of people living below the poverty line decreased 5.7% to 17.8%, as compared to 23.4% of the population in the first half of 2007.

          The following table sets forth the poverty levels in Argentina:

Poverty (1)
(% of population)

Second six months of	Households	Population

2003(2)	47.7%	54.0%
2004	33.5	44.3
2005	28.8	38.9
2006	23.1	31.4
2007	16.3%	23.4%

(1)

The poverty line is based on the average cost of a basket of essential goods and services during a given period, which varies depending on the characteristics of each individual and each household. For instance, men between the ages of 30 and 59 that earned less than Ps.298.86 per month during June 2007 lived below the poverty line. For households, a family of four (two adults, one male age 35 and one female age 31, and two children ages 5 and 8) that earned in total less than Ps.923.48 per month during June 2007 lived below the poverty line.

(2)	Does not include Santa Fe, as information could not be gathered due to a flood in the area.
Source: Ministry of Economy.

          From 2003 to 2007, the top 10% of the population in Argentina, in terms of annual income, accounted for more than one third of total national income, while the top 20% accounted for more than half of total national income.

          Poverty estimates depend, in part, on inflation estimates. Because estimates regarding inflation in Argentina may differ in material ways, poverty estimates may also differ significantly.

          The table below sets forth figures on the distribution of income as of the dates specified.

Evolution of Income Distribution
(% of total national income)

	As of Oct 31,	Second half of,			Three months ended March 31,

Income group	2003 (1)	2004	2005	2006	2007

Lowest 40%	12.2%	12.1%	12.4%	12.1%	12.6%
Next 20%	13.6	13.5	13.8	13.5	14.3
Next 20%	21.4	21.4	21.5	21.4	22.0
Highest 20%	52.8	53.0	52.4	53.0	51.1
Highest 10%	36.4%	36.6%	36.0%	36.6%	34.4%

(1)	The difference in the periods included in this table is based on a modification of the methodology for measurement implemented in 2003 and 2007.
Source: Ministry of Economy.

Role of the State in the Economy

          Regulation of the Economy

          Since the 2001 to 2002 crisis, the Government has reassessed the ambitious program to liberalize and deregulate the economy that was implemented during the 1990s when the Government privatized the majority of state-owned enterprises, transferred to private sector management many public services, liberalized trade, removed Government controls, simplified regulations and reduced the size of the public sector. From 2003 to 2007, the Government identified areas where it intended to increase and improve state regulation, supervision and involvement. Initiatives in this regard included:

•	the reversal, through the revocation of the concession under which it previously operated, of the privatization of Argentina’s postal service (Correo Argentino S.A.);

•	the creation of a national airline (Líneas Aéreas Federales S.A.);

•	the creation of a state-owned energy company, ENARSA, in response to the energy crisis. The new company will increase investment in oil and gas exploration and expand Argentina’s gas pipelines;

•	the reversal, through the revocation of the concession granted to Thales Spectrum, under which that company administered the airwaves in Argentina;

•	increased regulation of utility companies, including a continued Government-imposed freeze on utility rates;

•	the revocation of Aguas Argentinas S.A.’s water concession for the City of Buenos Aires and parts of greater Buenos Aires;

•	the revocation of Transportes Metropolitanos General San Martin S.A.’s railway operation concession; and

•	the creation of certain restrictions on capital transfers and other monetary transactions. For a discussion of these restrictions. See “Monetary System –Regulation of the Financial Sector.”

President Fernández de Kirchner has continued these policies and has undertaken new initiatives including:

•	continued price controls on transportation and agricultural and energy products, see “The Argentine Economy—Primary Production;”

•	tariffs on agricultural products. See “Foreign Trade and Balance of Payments—Balance of Payments;”

•	subsidies the energy and transportation sectors, see “Public Sector Finances—National Public Accounts; ”and

•	export regulations. See “Foreign Trade and Balance of Payments—Balance of Payments.”

          The Government has announced its plan to acquire Argentina’s flagship air carrier Aerolineas Argentina. On, July 24, 2008, the Government sent a bill to Congress in order to obtain approval of the proposed acquisition. On August 21, 2008, the lower house approved a plan for the repurchase and on September 3, 2008, the Senate voted to approve the plan. The bill authorized the Tribunal de Tasaciones to value the company and gave Congress the power to approve the purchase price. Aerolineas Argentinas had a loss of Ps. 426 million in 2007 and is currently operating all of its routes at a loss. Aerolineas Argentinas has estimated debt of approximately U.S.$900 million. Its severe financial problems were aggravated by recent employee strikes.

          President Fernández de Kirchner has also undertaken infrastructure development in key areas such as transportation and energy. See “Public Sector Finances—National Public Accounts –Infrastructure Development.”

          Privatizations

          Argentina’s privatization program during the 1990s was far-reaching. In total, more than 81 public sector enterprises were privatized, in whole or in part, from 1989 through 2002. The privatized companies included ENTEL (the national telecommunications company), Gas del Estado (the national natural gas company), SEGBA (the electricity company serving the Buenos Aires area), Yacimientos Petrolíferos Fiscales (YPF) (the national oil company), Aerolíneas Argentinas (the national airline) and Banco Hipotecario Nacional (the national mortgage bank). The majority of these privatizations took place during the first half of the 1990s. The privatization program significantly reduced public sector employment during the early 1990s, which resulted in substantial public sector savings but also contributed to higher unemployment.

          Proceeds from privatizations from 1990 through 1999 totaled approximately U.S.$23.8 billion, of which U.S.$19.4 billion was allocated to the Government and U.S.$4.4 billion was allocated to the provinces. Foreign lenders and investors were the primary investors in privatized entities.

          As of December 31, 2007, Government had shares in the capital of the following companies:

Enterprises	% Government-owned

Majority:
AGP SE	100%
Agua y Saneamientos Argentinos S.A. (AySA)	90
ARSAT – Empresa Argentina de Soluciones Satelitales	100

Enterprises	% Government-owned

Casa de Moneda SE	100
Corporación Puerto Madero S.A.	100
Correo Argentino S.A.	69.23
Correo Oficial de la Rep. Arg. S.A.	100
COVIARA	100
DIOXITEK SA	100
E F Gral.Belgrano SA	99
EDCADASSA	55
EDUCAR SE	100
EBISA	100
E Educativo La GLEBA I S.A.	100
EUDEBA SEM	99.80
ENARSA	88
Vientos de la Patagonia I S.A.	90.4
ENARSA Servicios S.A.	80
INTEA S.A.	100
INTERCARGO SAC	100
LAFSA	100
Lotería Nacional SE	100
LT 10 RUL SA	100
NASA	100
Parque Teconológico Litoral SAPEM	67
Polo Tecnologico Constituyente S.A.	83.50
SNMP SE	100
SRT Universidad Córdoba S.A.	100
TANDANOR SACIyN	90
UBATEC	64
VENG SA	94.66
TELAM SE	100
Special Legal Structure:
AIC	100
DGFM	100
In Liquidation:
ATC S.A (el)	100
ENCOTESA (el)	100
INDER SE (el)	100
TELAM SAIyP (el)	100
Minority:
Aerolíneas Argentinas S.A.	5
ALL Central SA	16
ALL Mesopotamico SA	16
Belgrano Cargas SA	1
CAMMESA	20
Central Dique S.A.	49
Central Termica Güemes SA	30
CONUAR SA	33
ENARSA Aeropuertos S.A.	17.6
ENARSA PDVSA S.A.	35.2
FAE SA	32

Enterprises	% Government-owned

Ferroexpreso Pampeano S.A.	16
Ferrosur Roca S.A.	16
Hidroeléctrica Piedra del Águila S.A.	39
INTERBAIRES S.A.	20
Nuevo Central Argentino S.A.	16
Papel Prensa S.A.	27.46
YPF SA(3)	1,000	golden shares
Financial Entities:
Banco de la Nación Argentina	100
Banco Hipotecario S.A.	60	.50 (4)
BICE S.A.	100
Nación Bursatil S.A.	99
Nación Fideicomiso S.A.	99
Nación Factoring S.A.	99
Nación Leasing S.A.	99
Pellegrini Soc. Gte. De Fondos Comunes de Inversión S.A.	99
Nación AFJP S.A.	99.9
Nación Seguro de Retiro S.A.	99.29
Nación Servicios S.A.	95
Nación Seguro de Vida S.A.	99.93
FONCAP S.A.	49

(1)	Former Buenos Aires al Pacífico San Martín S.A.
(2)	Former Mesopotámico General Urquiza S.A.
(3)	The Government owns 1,000 of the Class A shares of YPF, which give it certain veto rights with respect to corporate actions such as mergers and changes of control.
(4)	Additionally, the Government owns 5% of the Class B shares, 5% of the Class C shares and 6.06% of Class D options, of Banco Hipotecario.
Source: Ministry of Economy.

          Concessions

          In 1967, the Government enacted a law authorizing the granting of concessions to operate public projects. During the 1990s, some public services and state-owned entities were partially privatized through Government concessions. The sectors of the economy in which the largest number of concessions were granted included communications, highway and road construction, transportation and oil and gas exploration and production.

          After the devaluation of the peso in 2002, the Government passed a decree requiring the Ministry of the Economy to renegotiate public services concession contracts through the authority of the Commission for the Renegotiation of Contracts for Public Works and Services established pursuant to this decree. The role of the Commission is to renegotiate concession contracts in order to establish new tariff structures for the public services involved, improve the services involved, increase security and increase profits. During the first phase of the renegotiations, of the 61 total public service concession entities, 58 were required to present reports to the Commission to allow the Commission to evaluate the status of each concession. The three remaining public service concessions, Correo Argentino S.A. (Argentina’s postal service), Thales Spectrum (the company that administered Argentina’s airwaves) and Transportes Metropolitanos General San Martín S.A. (the company that operated the San Martín, Roca and Belgrano railways), were revoked.

          After the postal service concession was revoked, the Government created a new company, Correo Oficial de la República Argentina S.A., in order to preserve the service. Thereafter, the Government initiated an international public bidding process to privatize the postal service and set a term for its implementation which expired July 31, 2008.

          In September 2005, Suez, the French company that controlled and operated Aguas Argentinas S.A, the company that provided water services to the City of Buenos Aires and parts of Greater Buenos Aires, announced its withdrawal from Aguas Argentinas S.A. In March 2006, the Government revoked Aguas Argentinas S.A.’s concession and created the Agua y Saneamientos Argentinos S.A. to provide water services.

          After revoking the transportation service concession with Transportes Metropolitanos General San Martín S.A. in July 2006 the Government committed to initiate a public bidding process for the privatization of that service. While the public bidding process is pending, the Secretary of Transportation has the authority to provide the transportation services.

          Several arbitration proceedings relating to public utilities have been brought before the International Centre for the Settlement of Investment Disputes, or “ICSID,” by foreign investors that invested in Argentine utilities during the privatizations of the 1990s. For additional discussion of ICSID arbitration proceedings, see “Public Sector Debt—Legal Proceedings—ICSID Arbitration.”

Environment

          During the past ten years Argentina has initiated various measures to regulate, monitor and improve environmental standards. The majority of these measures require industrial companies to meet more stringent safety standards. The Government required purchasers of state-owned entities pursuant to its privatization efforts to comply with certain environmental standards. Nevertheless, monitoring and enforcement efforts lagged behind changes to regulations. Argentina is a member of the Kyoto Protocol to curb greenhouse gas emissions and hosted a conference of the Kyoto Protocol signatories in Buenos Aires in 1998.

          Measures enacted to strengthen monitoring and enforcement to ensure compliance with environmental standards include the following:

•	Law 25670, which was enacted in 2002, established the maximum limits for the pollutant PCB;

•

Law 25675, which was enacted in 2002, set forth new norms for environmental protection, preservation and protection of biological diversity, environmental impact evaluations, environmental insurance and restoration funds, the federal environmental system and environmental compensation funds;

•

an environmental statistics program being developed by the Secretaría de Ambiente y Desarrollo Sustentable and the Instituto Nacional de Estadísticas y Censo, which will facilitate access to, and analysis of, key environmental indicators;

•	on January 15, 2004, the Environmental Framework Agreement of Mercosur dated June 22, 2001, was approved; and

•	Law 26.011, which was enacted in 2007, approved the Stockholm Agreement regarding persistent organic contaminants.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Balance of Payments

          Introduction

          The balance of payments accounts are used to record the value of the transactions carried out between a country’s residents and the rest of the world. Balance of payments accounts consist of two accounts: the current account, a broad measure of the country’s international trade, and the capital and financial account, which measures the country’s level of international borrowing, lending and investment. A surplus in the balance of payments accounts indicates that the amount of foreign currency entering the local economy (either from trade, lending or capital investments) exceeds the amount of foreign currency leaving the local economy. A deficit in the balance of payment accounts indicates the opposite. A country’s international reserves (i.e., the amount of foreign currencies and foreign-currency denominated assets), held by the Central Bank, increase when the country registers a balance of payments surplus and decrease with a balance of payments deficit.

          Several factors tend to affect a country’s trade balance. The most important are:

•

the relative rate of economic growth of a country as compared to that of its trading partners – if a country’s economy grows faster than that of its trading partners, its relative level of consumption of goods and services will tend to rise and its level of imports will tend to increase more rapidly than its level of exports;

•

the relative level of domestic prices against foreign prices as reflected by the real exchange rate – if a country’s domestic prices rise relative to those of its trading partners, there is a tendency for the country’s level of exports to decline and for its level of imports to increase;

•

changes in production costs, technology and worker skills – more efficient production will tend to lower production costs, which in turn will tend to lower prices. As prices fall, there will be a tendency of the country’s level of exports to increase; and

•	changes in consumer tastes, which may affect the demand for a country’s goods and services abroad and the demand for foreign products in the domestic market.

          From 2002 through the first quarter of 2005, unpaid interest on Argentina’s external debt was reflected in the current account on an accrual basis as if payments had been made. To offset this accounting treatment, these unpaid amounts were reflected in the capital account as a financial inflow. Following the 2005 Debt Exchange, unpaid interest on untendered debt is not reflected in the current account or in the capital account. Interest amounts included in the current and capital account reflect the amounts owed to public creditors such as the Paris Club, Eximbank Japan, the Bank of Spain, other financial institutions and bondholders.

          Argentina’s methodology for calculating the balance of payments closely conforms to international statistical norms recommended by the IMF. See “Certain Defined Terms and Conventions.”

          Overview

          Between the last quarter of 1998 and the fall of 2001, several factors triggered a significant reduction in net capital inflows to the Argentine economy, including the following:

•

several international financial crises occurred, beginning with the Russian financial crisis in October 1998 and culminating with the collapse of Turkey’s exchange rate regime in February 2001. These crises undermined confidence in emerging markets and the sustainability of fixed exchange rate regimes such as the Convertibility Regime. Of these crises, the devaluation of the Brazilian Real in January 1999 had the most significant adverse impact on the Argentine economy; and

•

the decision by the U.S. Federal Reserve Board in June 1999 to begin increasing its federal funds rate (the rate for short-term interbank loans to cover the Federal Reserve’s daily reserve requirements) in response to the fast growth of the U.S. economy in the late 1990s. This decision triggered a sharp rise in U.S. interest rates that continued until January 3, 2001. The more appealing investment environment in the United States tended to draw foreign investors away from Argentine investments and raised the borrowing costs for Argentine debtors as foreign investors demanded a greater rate of return to invest in Argentina.

          The economic crisis resulted in a significant decline in demand for imports in 2002, which yielded a surplus in Argentina’s current account. This surplus offset the continued capital flight from the Argentine economy, resulting in a reduction of Argentina’s balance of payments deficit. Argentina recorded a balance of payments surplus in each of 2003 and 2004, primarily as a result of an increase in exports and a reduction in capital flight, both of which were principally a result of the economic recovery and the devalued peso, which made Argentine products more competitive.

          In 2005, Argentina recorded a decrease in the trade balance surplus and a balance of payments surplus of U.S.$8.9 billion, reflecting increases in both the capital and financial accounts.

          The capital and financial account deficit in 2006 was offset by an increase in Argentina’s current account surplus, which was primarily the result of an increase in exports and a reduction in net interest payments. The increase in the current account was partly offset by an increase in imports and dividend and profits distribution payments. The balance of payments surplus decreased to U.S.$3.5 billion in 2006, primarily as a result of the decrease in the capital and financial account due to the prepayment of U.S.$9.5 billion of debt owed to the IMF in January 2006.

          The balance of payments increased to U.S.$13.1 billion in 2007, mainly as a result of an increase in the capital and financial account, which was partially offset by a decrease in the current account. The increase in the capital and financial account was primarily a result of an increase in Central financial account, which resulted partly from a credit line of U.S.$1.5 billion from the Bank for International Settlements (BIS) to protect the economy against the effects of the international credit crisis. The decrease in the current account was mainly due to the higher increase in imports than exports in 2007.

          During the first six months of 2008, the balance of payments continued to record a surplus despite a 32.4% decrease in the current account due to the growth in imports. During the first six months of 2008, the capital and financial account recorded negative results, primarily due to a U.S.$3.3 deficit in the non-financial private sector.

          The following table sets forth information on Argentina’s balance of payments for the periods specified.

Balance of Payments
(in millions of U.S. dollars)

	2003 (10)		2004 (10)		2005 (10)(11)		2006 (11)		2007 (11)

Current Account:
Exports(1)	U.S.$	29,939	U.S.$	34,576	U.S.$	40,387	U.S.$	46,546	U.S.$	55,780
Imports(2)		13,134		21,311		27,300		32,588		42,525

Trade balance		16,805		13,265		13,087		13,958		13,255

Non-financial services, net(3)		(1,193)		(1,331)		(1,002)		(531)		(526)

Financial Services:
Interest, net		(7,317)		(6,956)		(3,358)		(1,163)		(613)
Dividends, net		(633)		(2,286)		(3,895)		(4,939)		(5,243)
Other income (expense)		(26)		(39)		(51)		(59)		(75)

Total financial services, net		(7,975)		(9,282)		(7,304)		(6,161)		(5,931)

Current Transfers, net		504		561		484		446		315

Total current account		8,140		3,213		5,265		7,712		7,113

Capital and Financial Account:

Financial account:
Central Bank(4)		(868)		(1,990)		(2,922)		(10,400)		1,493
Other financial entities(5)		(2,133)		(1,107)		(1,434)		(121)		74
Non-financial public sector(6)		4,641		4,917		3,380		3,040		2,432
Non-financial private sector(7)		(4,882)		(499)		4,311		1,946		1,601

Total financial account		(3,243)		1,321		3,335		(5,534)		5,601

Capital account(8)		39		196		89		97		112

Capital and financial account		(3,203)		1,518		3,424		(5,437)		5,713

Errors and omissions		(1,356)		589		197		1,255		273

Balance of payments		3,581		5,319		8,886		3,530		13,098

Change in gross international reserves deposited in the Central Bank(9)	U.S.$	3,581	U.S.$	5,319	U.S.$	8,886	U.S.$	3,530	U.S.$	13,098

(1)	Exports are calculated on a FOB basis.
(2)	Imports are calculated on an FOB basis.
(3)	Includes import and export freight and insurance fees paid to non-residents.
(4)	Includes transactions between the Central Bank and foreign entities such as the IADB, the IMF and other foreign creditors.
(5)	Includes operations of financial entities (other than the Central Bank) with respect to foreign creditors.
(6)

Includes operations of the national government, provincial governments, municipal governments and decentralized governmental organizations with respect to foreign entities in the form of bonds, loans from international organizations, operations with the Paris Club and privatizations of state-owned entities.

(7)	Includes operations of the private sector with foreign parties.
(8)

Includes certain non-recurring capital transfers (such as debt forgiveness or capital brought into Argentina by immigrants) and the transfer of certain non-financial assets or intangible assets (such as intellectual property).

(9)	Does not include the value of bonds issued by the Government and held as reserves by the Central Bank.
(10)

In 2003, 2004 and the first three months of 2005, unpaid and accrued interest amounts were reflected in the current account on an accrual basis and reflected in the capital account as a financial inflow.

(11)	Includes preliminary results of the 2005 Debt Exchange. Does not include past-due interest on securities that were eligible for, but did not participate in, the 2005 Debt Exchange.
Source: Ministry of Economy.

          Evolution of Balance of Payments

          In 2003, Argentina registered a surplus in its balance of payments of U.S.$3.6 billion, primarily as a result of a 71.9% decrease in the country’s capital and financial account deficit, which was partly offset by a 7.1% reduction in Argentina’s current account surplus.

          In 2004, the surplus in its balance of payments increased to U.S.$5.3 billion, primarily as a result of the change in its capital and financial account from a U.S.$3.2 billion deficit in 2003 to a U.S.$1.5 billion surplus in 2004, which was partially offset by a reduction in the current account.

          In 2005, the surplus in the balance of payments increased 67.1% to U.S.$8.9 billion, primarily as a result of a 125.6% increase in the capital and financial account surplus and a 63.9% increase in the current account surplus, originated in the 2005 Debt Exchange.

          In 2006, the surplus in the balance of payments decreased to U.S.$3.5 billion, primarily as a result of the prepayment of U.S.$9.5 billion of debt owed to the IMF in January 2006. As a result, the capital and financial account registered a deficit of U.S.$5.4 billion. The current account increased 46.5%, primarily from the reduction in net interest payments due to the change in methodology to account for interest payments prior to the 2005 Debt Exchange, as well as the increase in exports.

          In 2007, the balance of payments increased primarily as a result of an increase in the capital and financial account, which was partially offset by a decrease in the current account. The increase in the capital and financial account was primarily a result of an increase in Central Bank’s financial account. This increase, in turn, resulted partly from an increase in net loans from international organizations, including a U.S.$1.5 billion credit line from the BIS, made available to Argentina after its repayment of certain debt to the IMF.

          During the first six months of 2008, the balance of payments surplus decreased 91.8% to U.S.$0.9 billion as compared to the same period in 2007. The surplus in the balance of payments was primarly a result of a U.S.$2.3 billion surplus in the current account. During the first six months of 2008, the capital and financial account registered a U.S.$2.1 billion deficit.

          Current Account

          The current account decreased 7.1% to U.S.$8.1 billion in 2003 from the preceding year. In 2004, the current account surplus decreased 60.5% to U.S.$3.2 billion. In 2005, the current account surplus increased 63.9% to U.S.$5.3 billion. In 2006, the current account surplus increased 46.5% to U.S.$7.7 billion.

          In 2007, Argentina’s current account surplus decreased U.S.$0.6 billion to U.S.$7.1 billion. This decrease was the result of a decrease in net exports of goods from U.S.$14.0 billion to U.S.$13.3 billion, and the higher rate at which imports of goods grew (29.8%) during 2007 as compared to exports (21.2%).

          During the first six months of 2008, the current account surplus decreased U.S.$1.1 billion to U.S.$2.3 billion, as compared to the same period of 2007. This decrease was primarily the result of imports increasing at higher rates than exports. Nevertheless, the trade balance increased 2.9%. The deficit in non-financial and financial services continued to increase.

          Exports

          Exports have increased considerably since 2003. Exports increased 16.7% in 2003 and 15.5% in 2004, notwithstanding the economic slow-down that affected certain of Argentina’s main trading partners (Brazil and certain European countries). The growth was primarily a result of the devalued peso, international price increases of oil and other commodities (such as wheat and soy) and a significant increase in Argentine soy production, which resulted in greater exports of soy-based products.

          In 2005, exports increased 16.8%. The increase was driven largely by increased production of primary products, a rise in demand for processed agricultural goods and an increase in international prices for fuel and crude oil. Demand in Brazil, Mexico and the United States for transport equipment also increased in 2005, as did international prices for iron and steel. These two factors led to a 25.0% increase in the export of industrial products in that year.

          In 2006, exports increased 15.3%. The growth was primarily a result of an increase in international soy prices, new gold and silver mining projects that commenced operations in late 2005 and a continued rise in international prices for fuel and energy products. Manufactures of agricultural origin showed the greatest increase in terms of exports in 2006, followed by manufactures of industrial origin, an indication of the maturity of productive investments. Exports of processed goods increased in 2006 despite a slight decline in meat exports as a result of a temporary ban on Argentine beef exports.

          In 2007, exports increased 19.8%. The growth was driven mainly by the increases in international prices of soy, wheat and corn in addition to an increase in domestic production. During 2007, Argentina had record harvests, which contributed to a 43.2% increase in exports of primary products and a 25.7% increase in exports of manufactured goods of agricultural origin. Fuel and energy exports decreased 11.4% from 2006 due to greater domestic demand from both industry and households and a decrease of 2.7% in crude oil and 1.4% in natural gas production.

          Also in 2007, the Government has implemented measures such as export controls and taxes, to ensure adequate supply and pricing of food, energy and other items in the domestic market and to provide additional Government revenues. While exports have continued to grow, we cannot assure you that these measures will not have a negative impact on Argentina’s exports. In the first six months of 2008, there was a decrease in the flow of exports such as soy, corn and cereals. There were also disruptions at Argentina’s soy-processing plants due to the strikes and demonstrations by Argentine farmers. These strikes and demonstrations were a reaction to the introduction by the Government of a variable tax on cereal and grain exports, which replaced a fixed-rate tax. See “The Argentine Economy –Primary Production.”

          During the first six months of 2008, exports continued to increase. Exports of goods increased U.S.$8.4 billion to U.S.$33.3 billion, as compared to the same period of 2007. The increase was primarily a result of higher international prices for exports of primary products and fuel as opposed to the volume of goods exported.

          Imports

          Imports have also increased considerably since 2003. In 2003, imports increased 55.0%, primarily as a result of the growth of the Argentine economy, which generated greater domestic demand for foreign products, and the real appreciation of the local currency, which made foreign products relatively cheaper. Despite the increase in imports during 2003, total imports during that year remained significantly below the historic levels registered during most of the 1990s.

          Imports increased 62.3% in 2004 and 28.1% in 2005, primarily as a result of the growth of the Argentine economy. In particular, in 2004 imports of capital assets, principally productivity-enhancing machinery, increased.

          In 2006, imports increased 19.4% to U.S.$32.6 billion driven largely by the increase in economic activity and demand. This level of imports was 10.4% higher than the peak reached during the Convertibility Regime which indicates that the competitive exchange rate policy has not closed off the Argentine economy. Since 2003, Argentina has experienced key import growth in capital assets and intermediate goods, an indicator of the rising levels of investment and production.

          In 2007, imports increased 30.5% to U.S.$42.5 billion. This increase was the result of greater domestic demand for foreign products driven by the growth in the economy. Capital goods as well as spare parts and accessories for capital goods acquisitions were the main imports into Argentina for the fourth consecutive year representing 41.3% of all imports, an increase of 28.4% from the previous year. During 2007, in the aggregate:

•	total imports of goods increased 30.5%;

•	imports of intermediate goods increased 29.0%; and

•	consumption goods increased 31.2%, which accounted for 11.7% of the aggregate increase in total imports during 2007.

          During the first six months of 2008, imports of goods and services increased 40.1% to U.S.$32.9 billion, as compared to the same period of 2007. Both the value and volume of imports have increased over the first six months of 2008 as compared to the same period in 2007, including:

•	imports of fuel and lubricants increased 117.5%, as compared to the same period of 2007. primarily driven by higher prices for crude oil; and

•

imports of capital assets increased 41.4% as compared to the same period of 2007, primarily driven by an increase in demand due to the fact that international prices for capital assets were lower than domestic prices.

          Non-Financial Services Trade

          The non-financial services trade balance reflects the amount of services (other than financial services, encompassing payments of interest, dividends and other income) that Argentine residents purchase outside Argentina, relative to the amount of non-financial services that foreigners purchase in Argentina. For instance, a deficit in non-financial service trade indicates that the value of non-financial services purchased by Argentine residents outside Argentina exceeds the value of non-financial services purchased in

Argentina by foreigners. Argentina’s non-financial services account reflects in part Argentina’s overall level of trade in goods since it includes the freight and insurance services associated with these transactions.

          In 2003, the deficit declined 18.3%, primarily as a result of a surge in tourism in Argentina and an increase in services related to import transactions.

          In 2004, the deficit in non-financial services trade increased 11.6%, primarily as a result of an increase of U.S.$926 million in outflows related to imports, which was partially offset by an inflow of U.S.$788 million related to exports of services.

          In 2005, the deficit in non-financial services trade decreased 24.7%, primarily as a result of an increase of U.S.$1.3 billion, or 25.1%, in inflows related to export of services, mainly tourism services. Outflows increased at a lower rate of 15.4%, primarily as a result of the deceleration in import growth during 2005.

          In 2006, the deficit in non-financial services trade decreased 47.0%, driven largely by revenue growth which outpaced expenditures growth. Positive trends in tourism and information technology services, for which the average rate of growth over the previous 4 years was 93%, drove the decrease in the deficit.

          In 2007, the deficit in non-financial services trade decreased 1.0% to US$ 0.5 billion, primarily due to the increase in imports of non-financial services:

•	imports of non-financial services increased 27.1% to U.S.$10.8 billion;

•	exports of non-financial services increased 29.0% to U.S.$10.3 billion; and

•	positive trends in tourism continued in 2007 resulting in a U.S.$0.4 billion surplus for travel services.

          During the first six months of 2008, the deficit in non-financial services increased U.S$0.4 million to U.S.$0.6 billion, as compared to the same period of 2007. The increase in the deficit was primarily a result of the higher rate of the increase in imports of non-financial services as compared to the increase in exports:

•	imports of non-financial services increased 23.3% to U.S.6.3 billion; and

•	exports of non-financial services increased 17.0% to U.S.5.7 billion.

          Financial Services Trade

          The financial services trade balance reflects the net amount of dividends, interest and other financial income flowing into and out of Argentina. For example, a deficit in net dividend payments indicates that Argentine companies pay more in dividends to foreign shareholders than what foreign companies pay in dividends to Argentine shareholders.

          In 2003, the financial service deficit increased 6.5% to U.S.$8.0 billion, primarily as a result of a shift in net dividend payments from a U.S.$230 million surplus in 2002 to a U.S.$633 million deficit in 2003. The shift in net dividend payments reflected the growth of the Argentine economy during that year, which increased corporate profits and the amount of dividends paid by Argentine companies to foreign shareholders, particularly following the lifting of restrictions on capital transfers. The trend in the net dividend payments was partially offset by a 1.0% reduction in the net amount of interest payments made by Argentine residents to foreign creditors. The decline in net interest payments reflected the reduction in international interest rates and the reduction in the total amount of debt owed by Argentine companies, as they began to restructure their debt.

          In 2004, the financial service deficit increased 15.9% to U.S.$9.2 billion. This increase was primarily a result of a substantial increase of U.S.$1.7 billion in dividend and profits distribution payments by Argentine companies. This was partially offset by a U.S.$360 million decrease in interest payments, primarily due to declining international interest rates.

          In 2005, the financial service deficit decreased 21.3% to U.S.$7.3 billion, primarily as a result of the change in methodology for accounting for interest payments after the 2005 Debt Exchange. In addition, the growth of the Argentine economy led to an increase in dividend and profit distribution payments.

          In 2006, the financial service deficit decreased 15.9% to U.S.$6.1 billion, primarily as a result of a decline in interest payments and an increase in profits and dividends paid by Argentine companies as the economy continued to improve.

          In 2007, the financial service deficit decreased 3.7% to U.S.$5.9 billion, primarily as a result of a decline in net interest payments. Interest payments decreased to U.S.$0.6 billion, as compared to U.S.$1.2 billion in 2006. This decrease resulted from an increase in earnings from international reserves driven by higher interest rates. The decrease in interest payments was partially off-set by an increase in dividend payments. Net dividend payments increased 6.2% to U.S.$5.2 billion.

          During the first six months of 2008, the financial service deficit increased U.S.$0.8 billion to U.S.$3.8 billion, as compared to the same period of 2007 due to higher interest payments and an increase in net payments, which was partially off-set by the increase in interest payments received by the Central Bank from the investment of the international reserves.

          Capital and Financial Account

          In 2003, Argentina’s capital and financial account deficit decreased 71.9% to U.S.$3.2 billion. This decrease resulted primarily from a 62.0% decrease in the deficit of capital flows to the non-financial private sector to U.S.$4.9 billion, as a result of renewed confidence in the Argentine economy and the appreciation of the peso. Net capital flows to the Central Bank also increased, resulting in a 52.0% reduction in the corresponding deficit to U.S.$868 million. This increase reflected resumed disbursements from multilateral lenders.

          The deficit in net capital flows to financial institutions other than the Central Bank continued to increase by a total of 178.8% to U.S.$2.1 billion. This was principally due to the lesser need of Argentine financial institutions for external funding. See “Monetary System—Assets and Liabilities of the Financial System.”

          Only the non-financial public sector registered a capital surplus in 2003, of U.S.$4.6 billion (a 28.3% increase as compared to 2002), primarily as a result of the accrual accounting treatment applied to past-due interest on Argentina’s external debt and resumed disbursements to the Government from multilateral lenders.

          The amounts of past-due interest in 2003 were as follows:

•	U.S.$4.7 billion for the non-financial public sector and the Central Bank (an increase of U.S.$634 million from 2002);

•	U.S.$621 million for the non-financial private sector (a decrease of U.S.$105 million from 2002); and

•	U.S.$4 million for financial institutions other than the Central Bank, primarily as a result of the regulation of its non-performing debt commitments.

          In 2004, the capital and financial account increased to a surplus of U.S.$1.5 billion, compared to a deficit of U.S.$3.2 billion in 2003. This was primarily a result of positive results in the non-financial private sector, which turned from a deficit of U.S.$4.9 billion in 2003 to U.S.$0.5 billion in 2004, due to an increase in capital investment and the regularization of private foreign debt.

          The Central Bank registered a deficit in capital flows of U.S.$2.0 billion in 2004, compared to U.S.$868 million in 2003, primarily as a result of payments to multilateral organizations. See “Public Sector Debt—Debt Owed to Financial Institutions.”

          The non-financial public sector registered an increase in its surplus of 6.0% to U.S.$4.9 billion in 2004, primarily as a result of a U.S.$277 million increase in net capital inflows due to the impact of the change in methodology used to record interest payments.

          The deficit in the financial sector decreased to U.S.$1.1 billion, as compared to U.S.$2.1 billion in 2003.

          During 2004, non-performing interest payments included:

•	an increase of U.S.$5.2 billion in the non-financial public sector and the Central Bank;

•	an increase of U.S.$257 million in the non-financial private sector; and

•	a decrease of U.S.$30 million in the financial sector (public and private, excluding the Central Bank).

          In 2005, the surplus in the capital and financial account continued to increase, by 125.6%, to U.S.$3.4 billion. This was primarily a result of a U.S.$4.3 billion inflow of capital registered in the non-financial private sector, reflecting the first net inflow of capital registered since 2001.

          In 2005, net capital inflows to the Central Bank decreased 46.8% to a U.S.$2.9 billion deficit. This decrease was primarily a result of the payments made to Argentina’s multilateral creditors. See “Public Sector Debt—Debt Owed to Financial Institutions.”

          The net capital inflows of the non-financial public sector decreased 31.3% to a surplus of U.S.$3.4 billion in 2005. This was primarily a result of the 2005 Debt Exchange, which resulted in a reduction in the inflows from the recording of non-performing accrued interest. During 2005, accumulated interest for the non-financial public sector and the Central Bank decreased to U.S.$902 million. In addition, some of the bonds issued in the 2005 Debt Exchange provide for the partial compounding of interest, those compounded amounts are recorded as an interest payment in the current account. To offset this accounting treatment, the amounts are also reflected in the capital and financial account as a financial inflow. The successful completion of the 2005 Debt Exchange also enabled the public sector to regain access to the capital markets. During the last six months of 2005, the public sector issued debt to domestic and foreign investors which was recorded in the capital and financial account as a capital inflow.

          Net outflow of capital in the financial sector, excluding the Central Bank, increased 29.5% to a U.S.$1.4 billion deficit in 2005. This increase was primarily a result of the restructuring of the debt owed by financial institutions to foreign creditors. During 2005, the sector recorded a U.S.$13 million decrease in interest payments.

          The net capital inflows of the non-financial private sector increased from a deficit of U.S.$499 million in 2004 to a surplus of U.S.$4.3 billion in 2005. This considerable increase was primarily a result of the growth in the economy and the increase in foreign direct investment, mainly through capital contributions and debt capitalization. In addition, foreign investments by Argentine investors remained stable, compared to growth of U.S.$0.6 billion in 2004. Moreover, there was a substantial termination of mid-and long-term financial debt while commercial debt grew in the sector. These results reflect a trend of sustainable growth in capital inflows since the 2001 crisis.

          In 2006, the capital and financial account decreased to a U.S.$5.4 billion deficit compared to a U.S.$3.4 billion surplus in 2005. This decrease was primarily attributable to a 255.9% decrease in net capital flows to the Central Bank, which registered a U.S.$10.4 billion deficit in 2006. The deficit was primarily a result of the prepayment of U.S.$9.5 billion of debt owed to the IMF in January 2006.

          In 2006, net capital inflows of the non-financial public sector remained relatively stable, decreasing by 10% to a surplus of U.S.$3.0 billion. This was primarily a result of the recording of non-performing accrued interest in the 2005 Debt Exchange. During 2006, accumulated interest for the non-financial public sector and the Central Bank decreased, indicating a net decrease in debt. Also, the successful completion of the 2005 Debt Exchange enabled the public sector to regain access to the capital markets. In 2006, the public sector issued debt to domestic and foreign investors, which was recorded as a capital inflow in the capital and financial account.

          In 2006, net outflow of capital in the financial sector, excluding the Central Bank, decreased 91.6% to U.S.$121 million. This was primarily a result of the continued recovery of the financial private sector which recorded an increase in external assets and deposits and also issued new bonds and securities.

          In 2006, net capital inflows to the non-financial private sector decreased from a U.S.$4.3 billion surplus to a U.S.$1.9 billion surplus primarily as a result of an increase in foreign assets, both in the form of direct investment abroad by Argentine residents and financial assets acquired abroad. This increase was partially offset by foreign direct investments of U.S.$45.5 billion and the inflow of financial and commercial loans.

          In 2007, Argentina’s capital and financial account registered a surplus of U.S.$5.7 billion as compared to the U.S.$5.4 billion deficit registered in 2006. This surplus was primarily attributable to a US$11.9 billion increase in net capital inflows to the Central Bank as a result of drawings on a ISB credit line. In 2007, the Government restructured a credit line granted by Spain in 2001, which contributed to a surplus of U.S.$2.4 billion. This figure represented a U.S.$0.6 billion decrease in the surplus, partly due to the increase in repayments of derivative financial instruments and a decrease in the amount of bonds issued in 2007.

          In 2007, net inflow of capital in the financial sector, excluding the Central Bank, increased to U.S.$74 million, as compared to a deficit of U.S.$121 million in 2006. This change was mainly driven by the decline of international market conditions triggered by the sub-prime crisis.

          During the first six months of 2008, Argentina’s capital and financial account registered a deficit of U.S.$2.1 billion due to outflows of capital in the financial private sector and the global economic slow-down. The non-financial private sector decreased U.S.$9.3 billion to record a deficit of U.S.$3.3 billion. This deficit was partially offset by an increase in the surplus of financial institutions (excluding the Central Bank) to U.S.$ 0.7 billion.

          Trade Regulation

          Until the beginning of the 1990s, Argentina had a relatively closed economy modeled around import-substitution policies with significant trade barriers. Although certain reforms were pursued from the 1960s through the 1980s to liberalize trade, it was only during the Menem administration in the 1990s that the Government implemented significant trade liberalization measures.

          Trade policies remained relatively stable during the 1990s, marked by few export tariffs and low import tariffs in certain sectors of the economy.

          In 2002, following the collapse of the Convertibility Regime, the Government introduced trade measures intended to increase Government revenues and stem the outflow of foreign currencies. These measures included the following:

•

Export taxes. The Government sought to capitalize on the expected surge in exports following the significant devaluation of the peso by introducing a series of exports taxes and regulations on a variety of products.

•

Restrictions on foreign-exchange transactions. The Government also adopted restrictions on foreign exchange transactions related to export and import activities in order to stem the outflow of foreign currency reserves from the Argentine economy. For a description of these measures see “Monetary System—Foreign Exchange and International Reserves.”

•	Reduction of tax reimbursements. In 2002, the Government further reduced tax reimbursements to exporters by 50%.

          Because of the taxes it collects on exports, the Government has benefited from the increase in international commodity prices. International soy prices have increased 96.5% since January 2003 to U.S.$11.2 per bushel as of December 2007, while oil prices, for example, have increased from an average of U.S.$31.1 per barrel of crude oil in 2003 to an average of U.S.$72.2 per barrel in 2007. The Government has also benefited from increases in international prices of cereals and meat.

          In 2008, the Government introduced a variable tax on cereal and grain exports which replaced a fixed-rate, this had the effect of increasing the tax burden on exporters. This measure provoked strikes and demonstrations by Argentine farmers. Congress revoked this tax on July 17, 2008. See “The Argentine Economy—Primary Production.” In addition, the Government has placed export controls on certain products to ensure adequate pricing and supply of such goods in the domestic market including meat, cheese, wheat and flour.

          In order to guarantee internal supply, the Government had implemented some restrictions to those goods, which represent a large proportion of the average basket of consumption of the families. In addition, some imports are also subject to controls to protect the local industry from disloyal competition, including clothes and textile from China and footwear and textiles from Brazil.

Composition of Exports

          Argentina’s main exports in recent years have been commodities such as soy, cereals, processed agricultural products and industrial goods. In 2007, 56.5% of all exports were agricultural (either primary or processed).

          The following tables set forth information on Argentina’s major export products for the periods specified.

Exports by Groups of Products (1) (2)
(in millions of U.S. dollars)

	2003		2004		2005		2006		2007

Primary products:
Cereal	U.S.$	2,307	U.S.$	2,691	U.S.$	2,809	U.S.$	2,955	U.S.$	4,660
Seeds and oilseeds		1,996		1,832		2,444		1,961		3,696
Copper		474		665		996		1,335		1,358
Fish and raw seafood		622		477		441		804		662
Fruits		473		548		687		721		920
Vegetables		188		199		239		287		404
Tobacco		151		184		212		239		259
Honey		160		122		129		154		134
Wool		35		42		34		30		58
Other		65		94		121		139		200

Total		6,471		6,852		8,110		8,625		12,352
Manufactured goods of agricultural origin:
Residues(2)		3,507		3,845		4,032		4,659		6,196
Oils and fats		2,834		3,163		3,291		3,878		5,493
Meat		736		1,230		1,652		1,613		1,822
Hides and skins		727		837		836		918		1,006
Dairy food		271		525		604		770		639
Vegetable products		367		445		528		664		836
Processed fish and seafood		255		322		353		418		421
Processed wool		127		136		133		146		175
Other		1,182		1,424		1,713		2,200		2,600

Total		10,004		11,927		13,142		15,265		19,188
Manufactured goods of industrial origin:
Transport equipment		1,433		2,060		2,891		4,034		5,317
Chemicals		1,560		2,018		2,301		2,610		2,937
Basic metals		1,545		1,713		2,319		2,484		2,816
Machines and equipment		865		1,063		1,324		1,569		1,975
Plastics		697		941		1,149		1,224		1,202
Paper, cardboard, and printed publications		389		482		495		582		625
Precious stones and metals		116		140		150		561		579
Textiles		211		272		291		309		328
Footwear		18		20		29		32		34
Other		1,214		909		1,037		1,436		1,507

Total		8,047		9,616		11,985		14,843		17,321
Fuel and energy:
Fuel		5,380		6,114		7,049		7,620		6,822
Energy		37		67		101		193		96

Total		5,417		6,181		7,150		7,813		6,619

Total Exports(3)	U.S.$	29,939	U.S.$	34,576	U.S.$	40,387	U.S.$	46,546	U.S.$	55,780

(1)	Measured on an FOB basis.
(2)	Residues refer to the byproducts left over from the processing of agricultural goods that can be resold for other purposes.
(3)

Figures in this table are updated less frequently than those presented in the “Balance of Payments” table, and thus total exports in this table may differ from those in the “Balance of Payments” table.

Source: Ministry of Economy.

Exports by Groups of Products (1)
(as % of total exports)

	2003	2004	2005	2006	2007

Primary products:
Cereal	7.7%	7.8%	7.0%	6.3%	8.4%
Seeds and oilseeds	6.7	5.3	6.1	4.2	6.6
Copper	1.6	1.9	2.5	2.9	2.4
Fish and raw seafood	2.1	1.4	1.1	1.7	1.2
Fruits	1.6	1.6	1.7	1.5	1.6
Vegetables	0.6	0.6	0.6	0.6	0.7
Tobacco	0.5	0.5	0.5	0.5	0.5
Honey	0.5	0.4	0.3	0.3	0.2
Wool	0.1	0.1	0.1	0.1	0.1
Other	0.2	0.3	0.3	0.3	0.4

Total	21.6	19.8	20.1	18.5	22.1
Manufactured goods of agricultural origin:
Residues	11.7	11.1	10.0	10.0	11.1
Oils and fats	9.5	9.1	8.1	8.3	9.8
Meat	2.5	3.6	4.1	3.5	3.3
Hides and skins	2.4	2.4	2.1	2.0	1.8
Dairy food	0.9	1.5	1.5	1.7	1.1
Vegetable products	1.2	1.3	1.3	1.4	1.5
Processed fish and seafood	0.9	0.9	0.9	0.9	0.8
Processed wool	0.4	0.4	0.3	0.3	0.3
Other	3.9	4.1	4.2	4.7	4.7

Total	33.4	34.5	32.5	32.8	34.4
Manufactured goods of industrial origin:
Transport equipment	4.8	6.0	7.2	8.7	9.5
Chemicals	5.2	5.8	5.7	5.6	5.3
Basic metals	5.2	5.0	5.7	5.3	5.0
Machines and equipment	2.9	3.1	3.3	3.4	3.5
Plastics	2.3	2.7	2.8	2.6	2.2
Paper, cardboard, and printed publications	1.3	1.4	1.2	1.3	1.1
Precious stones and metals	0.4	0.4	0.4	1.2	1.0
Textiles	0.7	0.8	0.7	0.7	0.6
Footwear	0.1	0.1	0.1	0.1	0.1
Other	4.1	2.6	2.6	3.1	2.7

Total	26.9	27.8	29.7	31.9	31.1
Fuel and energy:
Fuel	18.0	17.7	17.5	16.4	12.2
Energy	0.1	0.2	0.3	0.4	0.2

Total	18.1	17.9	17.7	16.8	12.4

Total Exports	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Measured on an FOB basis.
Source: Ministry of Economy.

          Primary Products

          Exports of primary products consist mainly of cereal, seeds and oilseeds and represented approximately 22.1% of total exports in 2007.

          Exports of primary products have consistently increased from 2003 through 2007. From 2003-2006, these increases were primarily the result of:

•	record harvests of seeds and oilseeds in Argentina in 2003, coupled with a reduction in worldwide supply of these crops;

•	a large wheat harvest in 2004;

•	increased production of soy, sunflower, apples and pears in 2005; and

•	an increase in the international price of soy since 2006.

          In 2007, the 43.2% increase in exports of primary products was mainly a result of:

•	a record harvest, which contributed to an 18.0% increase in exports of primary products;

•	an increase in the international price of soy;

•	poor harvest in countries such as Australia and Canada, which led to a decrease in the global supply of primary products;

•	increased demand for primary products from emerging countries that are our main trade partners, such as China; and

•	increased demand for alternative energy sources, such as bio fuels, as a response to rising oil prices.

          In 2008, the Government introduced a variable tax on cereal and grain exports which replaced a fixed-rate tax, this provoked strikes and demonstrations by Argentine farmers. While exports have continued to grow, we cannot assure you that these measures will not have a negative impact on Argentina’s exports. In the first quarter of 2008, there were delays in the transportation and shipping of exports such as soy, corn and other cereals and disruptions at Argentina’s soy-processing plants due these demonstrations. During the first six months of 2008, exports increased U.S.$2.7 billion to U.S.$8.4 billion, as compared to the same period of 2007. The increase was primarily a result of higher international prices for soy, corn and wheat. See “The Argentine Economy—Primary Production.”

          Processed Agricultural Goods

          Exports of processed agricultural goods consist primarily of residues, oils and fats and meat products and represented approximately 34.4% of total exports in 2007.

          Exports of processed agricultural goods have consistently increased from 2003 through 2007. This increase was primarily the result of:

•	increased production of oils and fats and residues in 2003 and the continued abatement of fears of foot-and-mouth disease in Argentine cattle;

•	an increase in prices of soy and sunflower oil in 2004;

•	an increase in international demand for beef in 2005, based on the improvement of sanitization conditions;

•	an increase in the export of processed agricultural products in 2006; and

•	a record harvest in 2007 which increased soy and sunflower production.

          Meat exports declined 2.3% in 2006, primarily as a result of a temporary ban on beef exports imposed by the Government on March 8, 2006, in order to control inflation of meat prices. On May 26, 2006, as a result of the stabilization meat prices, the Government repealed the ban and established certain caps and quotas on beef exports which remained in effect until December 31, 2007. In 2007, meat exports increased 12.9% due to higher prices.

          During the first six months of 2008, exports of processed agricultural goods increased 38.9% to U.S.$11.2 billion, as compared to the same period of 2007. The increase was primarily a result of the increase in international prices for processed agricultural goods.

          Industrial Products

          Exports of industrial products represented approximately 31.1% of total exports in 2007.

          Exports of industrial products have increased in each year from 2003 through 2007, although only by 5.9% in 2003 as a result of stable international prices. These increases were primarily a result of:

•	increased demand for transport equipment in Brazil, Mexico and the United States and a rise in international prices for chemicals in 2004; and

•	continued increased demand for transport equipment and an increase in international prices for iron and steel in 2005.

          Exports of industrial products increased 23.8% in 2006. This increase was primarily a result of a 39.5% increase in the export of auto parts and cars and a 275.1% increase in the export of precious stones and metals. The increase in exports of precious stones and metals was a result of a gold and silver mining project that began its operations in late 2005. Exports of air and water transportation machinery and equipment also increased, partially as a result of the expiration of leasing agreements. Of the 23.8% increase in industrial product exports, production growth accounted for 16.0% and the rise in international prices accounted for the remaining 8.0%.

          During the first six months of 2008, exports of industrial products increased 27.4% to U.S.$9.8 billion, as compared to the same period of 2007. This increase was primarily driven by an increase in the volume of goods exported.

          Fuel and Energy Products

          Exports of fuel and energy products represented approximately 12.4% of total exports in 2007.

          From 2003 through 2006, exports of fuel and energy products increased. These increases were primarily a result of increases in international prices for fuel and energy products in each of those years. In 2007, exports of fuel and energy declined 11.4% to U.S.$6.9 billion primarily due to limitations on such exports as a measure to provide for adequate supply and pricing in the domestic market.

          During the first six months of 2008, exports of fuel and energy products increased U.S.$ 0.5 billion to U.S.$3.9 billion, as compared to the same period of 2007. The increase was primarily a result of an increase in international prices for fuel and energy products and was partially offset by a decrease in the volume of exports.

Composition of Imports

          Argentina’s main imports are intermediate and capital goods, such as machinery and equipment, chemicals, vehicles and other transport products. In 2007, imports of machinery and equipment, vehicles and transportation products and chemicals accounted for approximately 62.8% total imports.

          In 2003, imports increased 53.9%, primarily as a result of a 79.8% increase in imports of machinery and equipment, a 75.7% increase in imports of vehicles and transportation products and a 30.1% increase in imports of chemicals.

          In 2004, imports increased 62.3%, primarily as a result of an 88.3% increase in imports of machinery and equipment, a 116.5% increase in imports of vehicles and transportation products and a 29.4% increase in imports of chemicals.

          In 2005, imports increased 27.8%, primarily as a result of a 33.8% increase in imports of machinery and equipment due to the increased demand for cellular phones and machinery and equipment caused by the economic recovery, a 34.6% increase in imports of vehicles and transportation products due to the increase in domestic and foreign demand (especially in Brazil) and a 56.0% increase in imports of minerals, mainly fuel and oils, due to the increase in international prices.

          In 2006, imports increased 19.1%. This increase was primarily a result of an increase in imports of cell phones, electronic devices, cars and machinery and equipment caused by the rise in purchasing power generated by the economic recovery and an increase in demand for fuel oils. These increases are reflected in a 24.1% increase in imports of vehicles and transport products, a 22.8% increase in imports of machinery and equipment and a 14.9% increase in imports of chemicals. The post-crisis recovery has brought about a structural change in the Argentine economy in which the industrial sector accounts for a greater share of GDP. This change is reflected in the composition of imports, with intermediate goods and capital assets accounting for the largest shares of imports.

          In 2007, imports increased 30.9%. This increase was mainly the result of greater domestic demand for foreign products driven by the growth in the economy. The major imports of 2007 included:

•	machinery and equipment, which increased 27.6% from 2006;

•	vehicles and transport products, which increased 31.0% from 2006;

•	chemical products, which increased 28.0% from 2006; and

•	minerals, which increased 50.1% from 2006.

          During the first six months of 2008, imports increased 45.3%, as compared to the same period of 2007. The increase was primarily the result of a 117.5% increase in fuel imports.

          The following tables set forth information on Argentina’s major import products for the periods specified.

Imports by Groups of Products(1)
(in millions of U.S. dollars)

	2003		2004		2005		2006		2007

Machinery and equipment	U.S.$	3,378	U.S.$	6,361	U.S.$	8,508	U.S.$	10,449	U.S.$	13,339
Vehicles and transport products		1,670		3,616		4,868		6,042		7,918
Chemicals		3,270		4,233		4,645		5,337		6,831
Plastics and rubber		1,235		1,640		2,073		2,324		2,940
Metals		810		1,463		1,987		2,316		3,131
Minerals		734		1,251		1,952		2,233		3,351
Textiles		612		761		912		1,067		1,314
Paper		482		663		803		872		1,059
Optics and precision equipment		353		517		673		832		986
Food		248		308		364		426		559
Agricultural		266		388		403		418		1,013
Footwear, hats and umbrellas		100		155		197		260		322
Wood and Cork		76		112		123		147		183
Fats and oils		33		40		36		35		51
Leather and hides		41		72		84		118		131
Other Products		524		867		1,062		1,282		1,579

Total imports(2)	U.S.$	13,833	U.S.$	22,445	U.S.$	28,689	U.S.$	34,159	U.S.$	44,707

(1)	Measured on a CIF basis. Figures presented in this table differ from those presented in the tables titled “Balance of Payments’’ because they were calculated on a FOB basis.
(2)	Figures in this table are updated less frequently than those presented in the “Balance of Payments” table and thus total imports in this table may differ from those in the “Balance of Payments” table.
Source: Ministry of Economy.

Imports by Groups of Products(1)
(as % of total imports)

	2003	2004	2005	2006	2007

Machinery and equipment	24.4%	28.3%	29.7%	30.6%	29.8%
Vehicles and transport products	12.1	16.1	17.0	17.7	17.7
Chemicals	23.6	18.9	16.2	15.6	15.3
Plastics and rubber	8.9	7.3	7.2	6.8	6.6
Metals	5.9	6.5	6.9	6.8	7.0
Minerals	5.3	5.6	6.8	6.5	7.5
Textiles	4.4	3.4	3.2	3.1	2.9
Paper	3.5	3.0	2.8	2.6	2.4
Optics and precision equipment	2.6	2.3	2.3	2.4	2.2
Food	1.8	1.4	1.3	1.2	1.3
Agricultural	1.9	1.7	1.4	1.2	2.3
Footwear, hats and umbrellas	0.7	0.7	0.7	0.8	0.7
Wood and cork	0.6	0.5	0.4	0.4	0.4
Fats and oils	0.2	0.2	0.1	0.1	0.0
Leather and hides	0.3	0.3	0.3	0.3	0.3
Other Products	3.8	3.9	3.7	3.8	3.5

Total imports(2)	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Measured on a CIF basis. Figures presented in this table differ from those presented in the tables titled “Balance of Payments’’ because they were calculated on a FOB basis.
(2)	Figures in this table are updated less frequently than those presented in the “Balance of Payments” table and thus total imports in this table may differ from those in the “Balance of Payments” table.
Source: Ministry of Economy.

Composition of Non-financial Services Trade

          The main components of Argentina’s non-financial services trade are transportation and tourism, which is comprised of various services such as hotels and restaurants. Transportation and tourism have consistently accounted for more than 50.0% of the country’s total non-financial services trade.

          The table below sets forth the net results of Argentina’s non-financial services trade for the periods specified.

Non-Financial Services
(in millions of U.S. dollars, at current prices)

	2003		2004		2005		2006		2007

Transportation:
Freight	U.S.$	(305)	U.S.$	(613)	U.S.$	(840)	U.S.$	(951)	U.S.$	(1,412)
Passenger		(186)		(179)		(294)		(392)		(479)
Other		297		333		429		443		535

Total		(194)		(460)		(705)		(900)		(1,356)

Tourism		(506)		(369)		(61)		245		393
Royalties		(351)		(459)		(605)		(731)		(951)
Professional, technical, business services		305		367		883		1,161		1,734
Others(1)		(448)		(409)		(516)		(307)		(347)

Total non-financial services	U.S.$	(1,193)	U.S.$	(1,331)	U.S.$	(1,004)	U.S.$	(532)	U.S.$	(527)

(1)	Includes communication, construction, insurance, financial, information, entertainment and recreational services, as well as certain Government services.
Source: Ministry of Economy.

          Tourism started showing a positive trend after the devaluation of the peso in January 2002, when cheaper prices began making Argentina more attractive to tourists. The deficit in the tourism sector decreased 36.2% in 2003, 27% in 2004, and 83.6% in 2005 and turned into a surplus in 2006 and 2007, primarily as a result of more tourists and an increase in their average length of stay and their average amount of money spent.

          The following table sets forth tourism information for the dates specified.

Tourism Statistics

	2003	2004	2005	2006	2007

Foreign non-resident arrivals	11,116	11,895	12,066	12,729	13,705
Average length of stay (number of nights)	10.42	10.57	10.47	11.07	11.79

Income from tourism (in millions of U.S.$)	2,006	2,235	2,729	3,344	4,314
Expenses from tourism (in millions of U.S.$)	(2,511)	(2,604)	(2,790)	(3,099)	(3,921)

Balance (in millions of U.S.$)	U.S.$ (506)	U.S.$ (369)	U.S.$ (61)	U.S.$ 245	U.S.$ 393

Source: Ministry of Economy.

Geographic Distribution of Trade

          Argentina’s primary trading partner is Brazil, which accounted for 17.5% of Argentina’s exports and 36.5% of imports in 2006. Chile accounted for 9.5% of Argentina’s exports and 1.8% of Argentina’s imports in 2006 and the United States accounted for 8.7% of Argentina’s exports and 12.4% of imports in 2006. Argentina also conducts a substantial amount of trade with other Latin American and European countries. As of the date hereof, no geographic distribution of trade information is available for 2007.

          The following tables provide information on the geographic distribution of Argentina’s exports for the periods specified.

Geographic Distribution of Exports (1)
(in millions of dollars)

	2003		2004		2005		2006

Brazil	U.S.$	4,666	U.S.$	5,605	U.S.$	6,335	U.S.$	8,132
United States		3,474		3,818		4,572		4,116
Germany		719		727		871		1,126
China		2,581		3,055		3,336		3,643
Italy		931		948		984		1,095
Japan		347		363		304		398
Spain		1,388		1,355		1,565		1,822
Mexico		796		1,036		1,159		1,519
Uruguay		545		683		864		1,196
Chile		3,538		3,835		4,500		4,404
Netherlands		1,097		1,243		1,352		1,443
Rest of ALADI(2)		1,628		2,320		2,725		3,485
Rest of EU(3)		2,375		2,681		3,314		4,425
Rest of World		5,524		6,493		8,506		9,652
Indeterminated Rest		330		414		0		0

Total(4)	U.S.$	29,939	U.S.$	34,576	U.S.$	40,387	U.S.$	46,456

Memorandum items:
Mercosur(5)	U.S.$	5,657	U.S.$	6,811	U.S.$	7,709	U.S.$	9,949
ALADI	U.S.$	11,173	U.S.$	13,479	U.S.$	15,584	U.S.$	18,735

(1)	Measured on an FOB basis.
(2)	Asociación Latinoamericana de Integración. ALADI comprises the following countries: Argentina, Bolivia, Brazil, Chile, Colombia, Cuba, Ecuador, Mexico, Paraguay, Peru, Uruguay and Venezuela.
(3)	In relation to countries incorporated to the European Union in May 2004, the table includes all exports from January 1, 2004, for annual comparison purposes.
(4)	Figures in this table are updated less frequently than those presented in the “Balance of Payments” table and thus total exports in this table may differ from those in the “Balance of Payments” table.
(5)	As of December 2007, Mercosur includes the following countries (as full members): Argentina, Brazil, Paraguay and Uruguay.
Source: Ministry of Economy

Geographic Distribution of Exports (1)
(as % of total exports)

	2003	2004	2005	2006

Brazil	15.6%	16.2%	15.7%	17.5%
United States	11.6	11.0	11.3	8.9
Germany	2.4	2.1	2.2	2.4
China	8.6	8.8	8.3	7.8
Italy	3.1	2.7	2.4	2.4
Japan	1.2	1.0	0.8	0.9
Spain	4.6	3.9	3.9	3.9
Mexico	2.7	3.0	2.9	3.3
Uruguay	1.8	2.0	2.1	2.6
Chile	11.8	11.1	11.1	9.5
Netherlands	3.7	3.6	3.3	3.1
Rest of ALADI(2)	5.4	6.7	6.7	7.5
Rest of EU(3)	7.9	7.8	8.2	9.5
Rest of World	18.5	18.8	21.1	20.8
Indeterminated Rest	1.1	1.2	0.0	0.0

Total	100.0%	100.0%	100.0%	100.0%

Memorandum items:
Mercosur	18.9%	19.7%	19.1%	21.4%
ALADI	37.3%	39.0%	38.6%	40.3%

(1)	Measured on an FOB basis. Net results may differ from the sum of individual items due to rounding.
(2)	ALADI includes the following countries: Argentina, Bolivia, Brazil, Chile, Colombia, Cuba, Ecuador, Mexico, Paraguay, Peru, Uruguay and Venezuela.
(3)	In relation to countries incorporated to the European Union in May 2004, the table includes all exports from January 1, 2004, for annual comparison purposes.
Source: Ministry of Economy.

          The following tables provide information on the geographic distribution of Argentina’s imports for the periods specified.

Geographic Distribution of Imports (1)
(in millions of U.S. dollars)

	2003		2004		2005		2006

Brazil	U.S.$	4,708	U.S.$	7,603	U.S.$	10,293	U.S.$	11,871
Chile		290		404		549		599
United States		2,264		3,432		4,046		4,294
China		742		1,737		2,270		3,153
Netherlands		114		172		182		207
Italy		443		623		748		908
Germany		769		1,093		1,303		1,545
Spain		392		517		571		614
Mexico		238		758		793		1,111
Uruguay		164		227		274		309
Japan		396		612		789		933
Rest of ALADI(2)		404		690		915		1,034
Rest of EU(3)		1,661		2,747		3,166		3,964
Rest of World		1,171		1,428		2,708		3,167
Indeterminated Rest		95		400		80		440

Total(4)	U.S.$	13,851	U.S.$	22,445	U.S.$	28,687	U.S.$	34,151

Memorandum items:
Mercosur	U.S.$	5,158	U.S.$	8,174	U.S.$	11,020	U.S.$	12,686
ALADI	U.S.$	5,804	U.S.$	9,682	U.S.$	12,824	U.S.$	14,926

(1)	Measured on a CIF basis. Net results may differ from the sum of individual items due to rounding.
(2)	ALADI includes the following countries: Argentina, Bolivia, Brazil, Chile, Colombia, Cuba, Ecuador, Mexico, Paraguay, Peru, Uruguay and Venezuela.
(3)	In relation to countries incorporated to the European Union in May 2004, the table includes all exports from January 1, 2004, for annual comparison purposes.
(4)	Figures in this table are updated less frequently than those presented in the “Balance of Payments” table and thus total exports in this table may differ from those in the “Balance of Payments” table.
Source: Ministry of Economy.

Geographic Distribution of Imports (1)
(as % of total imports)

	2003	2004	2005	2006

Imports
Brazil	34.0%	33.9%	35.9%	34.8%
Chile	2.1	1.8	1.9	1.8
United States	16.3	15.3	14.1	12.6
China	5.4	7.7	7.9	9.2
Netherlands	0.8	0.8	0.6	0.6
Italy	3.2	2.8	2.6	2.7
Germany	5.5	4.9	4.5	4.5
Spain	2.8	2.3	2.0	1.8
Mexico	1.7	3.4	2.8	3.3
Uruguay	1.2	1.0	1.0	0.9
Japan	2.9	2.7	2.7	2.7
Rest of ALADI (2)	2.9	3.1	3.2	3.0
Rest of EU (3)	12.0	12.2	11.0	11.6
Rest of World	8.5	6.4	9.4	9.3
Indeterminated Rest	0.7	1.8	0.3	1.3

Total	100.0%	100.0%	100.0%	100.0%

Memorandum items:
Mercosur(4)	37.2%	36.4%	38.4%	37.1%
ALADI	41.9%	43.1%	44.7%	43.7%

(1)	Measured on a CIF basis. Net results may differ from the sum of individual items due to rounding.
(2)	Asociación Latinoamericana de Integración. ALADI comprises the following countries: Argentina, Bolivia, Brazil, Chile, Colombia, Cuba, Ecuador, Mexico, Paraguay, Peru, Uruguay and Venezuela.
(3)	In relation to countries incorporated to the European Union in May 2004, the table includes all exports from January 1, 2004, for annual comparison purposes.
(4)	Mercosur includes the following countries (as full members): Argentina, Brazil, Paraguay and Uruguay.
Source: Ministry of Economy.

Trade with Brazil and Other Mercosur Countries

          Brazil

          Trade Relations. Trade relations between Brazil and Argentina are defined primarily by their membership in Mercosur and are thus tied to the evolution of that common market. Nonetheless, from time to time Argentina and Brazil enter into bilateral trade arrangements to enhance their level of trade and economic integration.

          In 2008, the two countries adopted a new external automotive tariff program which established common external automotive tariffs. The program will expire at the end of 2014 and a duty-free zone will be established.

          In early 2006, Brazil and Argentina agreed that they would impose trade restrictions when a production sector was particularly threatened by international competition. Such restrictions may include:

•	an increase in import tariffs; and

•	quantitative limits on trade.

          Evolution of Trade. In 2003, Argentina registered a trade deficit with Brazil of U.S.$42.0 million, primarily as a result of the growth of the Argentine economy which increased demand for Brazilian imports.

          In 2004, the trade deficit with Brazil increased considerably to U.S.$2.0 billion, primarily as a result of the continued economic recovery and demand for Brazilian products, including machinery and equipments, to enlarge Argentina’s production capacity. This 61.5% increase in imports from Brazil, which totaled U.S.$7.6 billion, was partially offset by a 20.1% increase in exports to Brazil, which totaled U.S.$5.6 billion, including exports of cars, auto parts and cell phones.

          In 2005, the trade deficit with Brazil increased 98.1% to U.S.$3.9 billion, primarily as a result of an increase in imports of cell phones, cars, auto parts, fuel oil and iron minerals.

          In 2006, the trade deficit with Brazil remained constant at U.S.$3.7 billion. The 28.4% increase in exports to Brazil, which totaled U.S.$8.1 billion, was partially offset by a 15.3% increase in imports from Brazil, which totaled U.S.$11.8 billion, primarily as a result of the increase in imports of cars, auto parts, iron minerals, engines, cell phones and agricultural machinery.

          As of the date hereof, no information on trading with Brazil is available for 2007 or 2008.

          Trade With Other Mercosur Countries

          Common market framework. In addition to Argentina and Brazil, Mercosur includes Paraguay and Uruguay, as full members, and Chile, Bolivia, Colombia, Ecuador and Venezuela, as associate members.

          Mercosur’s objective is to integrate gradually the economies of its member countries through the elimination of trade barriers, the harmonization of macroeconomic policies and the establishment of a common external tariff and a common external trade policy.

          Internal trade barriers. Internal trade barriers have been gradually reduced with the exception of import tariffs imposed by Argentina on certain Brazilian products after the devaluation of the Brazilian Real in 1999.

          External tariffs. In December 1994, the full members of Mercosur agreed to a schedule of common external tariffs which included eleven levels that ranged from 0% to 20%. The production cycle was considered and external tariffs were set as follows: from 0% to 12% for intakes, from 12% to 16% for telecommunications and electronic capital goods and from 18% to 20% for consumption goods. In December 2000, an external common tariff of 35% was imposed on completed cars. In order to minimize the impact of external tariffs on certain sectors of the economy, the full members of Mercosur agreed to eliminate gradually the exceptions to the common external tariffs. On December 29, 2005, through Resolution No. 50/2005 of the Ministry of Economy and Production, the term for termination of all exceptions to the external common tariffs was extended to December 31, 2008, and the following gradual elimination process was agreed for Argentina and Brazil:

•	100 exceptions will remain in place until January 31, 2008;

•	75 exceptions will remain in place between February 1, 2008, and July 31, 2008; and

•	50 exceptions will remain in place between August 1, 2008, to December 31, 2008.

          Paraguay and Uruguay may maintain 100 exceptions until December 31, 2008.

          External trade policy. The full members of Mercosur have agreed not to undertake individual trade negotiations with non-member countries or organizations without the prior authorization of Mercosur.

          Commercial Relations with Uruguay

          In 2003, the Spanish company ENCE (Empresa Nacional de Celulosa de España) was authorized by the Ministry of Households, Territorial Administration and Environment of the Republic of Uruguay to build a pulp mill over the Uruguay River. In February 2005, the Ministry of Households, Territorial Administration and Environment of the Republic of Uruguay granted a similar authorization to Finnish company Botnia.

          In 2006, the Argentine delegation of the Argentine-Uruguayan High Level Technical Group reached the following conclusions:

•	by authorizing the construction of the pulp mill, Uruguay breached its obligations under international public law and under the 1975 Bilateral Regulations of the Uruguay River;

•

the Uruguayan delegation rejected the proposal from the Argentine delegation to suspend the construction of the pulp mill until an impartial analysis of the environmental consequences of such construction had been performed;

•	the industrial “kraft” process proposed for the pulp mill is inherently polluting and requires measures to prevent the environmental damage that the residues and emissions may produce; and

•

taking into consideration the resulting pollution, the size of the industrial projects, their proximity to urban centers and areas of agricultural production, the qualities of the river and its affluents (clean but high in phosphorus, a fragile system that needs to be protected and the uses of the water for consumption, fishing and aquatic sports, the Argentine delegation concluded that the Botnia and Ence factories would have a substantially negative impact on the environment.

          In May 2006, the Government submitted a claim against Uruguay before the International Court of Justice in The Hague. In July 2006, the court decided to reject Argentina’s request to suspend the construction because there was no evidence that the pulp mills would generate an irreparable damage to the environment.

          In November 2006, Uruguay requested a preliminary injunction against Argentina before the International Court of Justice in The Hague, requesting that Argentine environmentalists organized by the Gualeguaychú Assembly lift roadblocks on the border of the two countries. In January 2007, Argentina submitted a brief before the International Court of Justice stating that the authorization for the construction of the factories breached the 1975 Bilateral Regulations of the Uruguay River. In January 2007, the International Court of Justice rejected Uruguay’s petition, stating that the roadblocks did not cause an irreparable damage on Uruguay and there was no urgency to support Uruguay’s request.

          Resolution by the International Court of Justice regarding the violation of the 1975 Bilateral Regulations of the Uruguay River is still pending.

Foreign Investment

          Regulation

          Prior to the 1990s, Argentina maintained significant barriers to foreign investment. In the early 1990s, the Government enacted structural reforms designed to attract foreign investment.

          In December 2001, to stem the significant capital outflows that were crippling the Argentine economy, particularly the banking sector, the Government imposed strict restrictions on transfers of funds from Argentina, reversing some of the reforms adopted during the 1990s. Foreign investors had to ask for an authorization of the Central Bank before remitting their profits abroad. The Government has since lifted some of these restrictions as the economy has stabilized.

Since 2004, the Government and the Central Bank have instituted certain measures, including the following:

• the Government placed certain restrictions on the ability of foreign companies to make investments in Argentina through special purpose vehicles;

•

in 2005, the Central Bank imposed certain restrictions on capital inflows in order to prevent the appreciation of the peso. The Central Bank mandated a minimum repayment term of 365 days on any incurred financial indebtedness or any renewal of existing foreign indebtedness of the financial sector and the non-financial private sector (with some exceptions, among others, indebtedness incurred through primary public offerings of debt securities traded in self- regulated markets);

•

the Central Bank required certain types of investors to make a non-remunerated deposit in U.S. dollars in local financial entities in the amount of 30.0% of the U.S. dollar amount of each capital inflow of foreign currency (subject to certain exceptions); and

•

in 2007, the Central Bank eliminated certain restrictions on capital inflows, including the minimum repayment term of 365 days for investors such as pension funds and other firms when the destination of the investment is non-financial assets.

For a further explanation of restrictions to capital transfers, see “Monetary System—Foreign Exchange and International Reserves.”

          Evolution of Portfolio and Foreign Direct Investment

          The following table sets forth information on portfolio investment, foreign direct investment and other investment in the Argentine economy.

Flows of Portfolio, Foreign Direct and Other Investment
(in millions of U.S. dollars)

	2003		2004		2005		2006		2007

Direct Investment:
In Argentina by non-Argentine residents(1)	U.S.$	1,652	U.S.$	4,125	U.S.$	5,265	U.S.$	5,537	U.S.$	6,462
Outside Argentina by Argentine residents(2)		(774)		(676)		(1,311)		(2,438)		(1,465)

Direct Investment, net		878		3,449		3,954		3,100		4,997

Portfolio Investment:
In Argentina by non-Argentine residents(1)		(7,663)		(9,339)		(1,755)		7,824		7,070
Outside Argentina by Argentine residents (2)		(95)		(77)		1,368		(1)		(2)

Portfolio Investment, net		(7,758)		(9,416)		(387)		7,823		7,069

Other Investment:(3)
In Argentina by non-Argentine residents(1)		8,036		9,635		(2,187)		(11,804)		5,796
Outside Argentina by Argentine residents (2)		(4,400)		(2,347)		1,956		(4,527)		(11,696)

Other Investment, net	U.S.$	3,637	U.S.$	7,288	U.S.$	(232)	U.S.$	(16,331)	U.S.$	(5,900)

(1)

Reflects the variation in the value of net local assets owned by non-Argentine residents. If during any period, non-Argentine residents purchased more local assets than they sold, the amount for that period would be positive.

(2)

Reflects the variation in the value of the net external assets owned by Argentine residents. If during any period, Argentine residents purchased more external assets than they sold, the amount for that period would be negative.

(3)	Includes assets (loans, commercial loans and others) and liabilities (trade credit, loans, arrears and others).
Source: Ministry of Economy

          Foreign Direct Investment

          Foreign direct investment in Argentina increased significantly following the implementation of the Convertibility Regime and the elimination of barriers to foreign investment. A significant portion of the capital inflows in the early to mid-1990s resulted from the privatization of state-owned entities that attracted private foreign capital. Net foreign direct investment peaked in 1999 with the last major privatization in Argentina, the acquisition of the state-owned energy company YPF by Spain’s Repsol S.A. In the following years, as privatizations came to an end, capital inflows from foreign direct investment declined significantly.

          In 2003, net foreign direct investment decreased 68.4% to U.S.$878 million, primarily as a result of the decrease in capital contributions by foreign companies to their subsidiaries in Argentina, which decreased from U.S.$4.5 billion in 2002 to U.S.$3.0 billion in 2003, and the increase in foreign investment by Argentine residents.

          In 2004, net foreign direct investment increased 292.8% to U.S.$3.4 billion, primarily as a result of the decrease in negative profit reinvestment from companies controlled by foreign investors, an increase in capital contributions by foreign companies to their subsidiaries in Argentina, which decreased from U.S.$2.0 billion in 2003 to U.S.$2.4 billion in 2004, and an increase in indebtedness by foreign companies to their Argentine subsidiaries. These investments in Argentina were partially offset by U.S.$676 million of foreign investment by Argentine residents.

          In 2005, net foreign direct investment increased 14.7% to U.S.$4.0 billion, primarily as a result of an increase in capital contributions by foreign companies to their subsidiaries in Argentina, which increased from U.S.$3.0 billion in 2004 to U.S.$3.8 billion in 2005, and an inflow caused by the acquisition of a cement producer (Loma Negra S.A.) by a foreign company. These inflows were partially offset by the U.S.$1.3 billion of foreign investment by Argentine residents, primarily as a result of the acquisition of a Mexican company (Hylsamex S.A. de C.V.) by the Techint group.

          In 2006, net foreign direct investment decreased 21.6% to U.S.$3.1 billion. This decrease was primarily a result of the decrease in capital contributions by foreign companies to their subsidiaries in Argentina, which decreased from U.S.$3.8 billion in 2005 to U.S.$1.9 billion in 2006, and the increase in foreign investment by Argentine residents, which totaled U.S.$2.4 billion, due in part to the acquisition of the assets of Pioneer by the Apache group. The primary factor driving the change in foreign direct investment was the reinvestment of profits, which reflected an increase in companies’ earnings coupled with a decline in the distribution of these earnings.

          In 2007, net foreign direct investment increased primarily as a result of the increase in direct investment by foreign residents and a decrease in foreign investment by Argentine residents. Foreign direct investment increased primarily due to the acquisition of Quickfood and Alpargatas by Brazilian firms and the pension fund, Origenes, by ING Group. The decrease in foreign investment by Argentine residents resulted from reduced outflows from the nonfinancial sector.

          Portfolio Investment

          Portfolio investments, consisting of the purchase of stocks, bonds or other securities, tend to be highly liquid and short-term, making them highly responsive to fluctuations in the market. During the 1990s, Argentina’s active securities markets in bonds and equities attracted significant amounts of foreign portfolio investment, which fed the country’s need for foreign capital and fueled economic growth. Starting in late 1998, portfolio investment began to decrease.

          In 2003, net portfolio outflows increased 67.2% to U.S.$7.8 billion, primarily as a result of the lifting of certain restrictions on capital flows in 2003, which allowed Argentine debtors who were in a position to resume debt payments to do so and gave Argentine residents greater latitude to invest abroad.

          In 2004, net portfolio outflows increased 21.4% to U.S.$9.4 billion, primarily as a result of the net amortization of public sector debt (from the Government and the Central Bank) of U.S.$8.2 billion, due to the payments to multilateral organizations (see “Public Sector Debt”) and the net amortization of the non financial private sector debt of U.S.$1.5 billion, due to the renegotiation of foreign debt by local companies.

          In 2005, net portfolio outflows decreased 95.9% to U.S.$387 million, primarily as a result of the increase in portfolio investment outside of Argentina by Argentine investors and the decrease in net amortization of public sector debt from U.S.$8.2 billion in 2004 to U.S.$447 million in 2005, resulting from the 2005 Debt Exchange.

          In 2006, for the first time since 1998, net portfolio investment showed a surplus, of U.S.$7.8 billion, primarily as a result of the 2005 Debt Exchange and the issuance of bonds by the Government, which were in part purchased by foreign investors and originated net amortizations of public sector debt of U.S.$6.2 billion. This was partially offset by the net amortization of the non- financial private sector debt of U.S.$493 million.

          In 2007, net portfolio investment registered a surplus of U.S.$7.1 billion, primarily as a result of the issuance of bonds by the Government such as Boden 2015 and Bonar X, which were in part purchased by foreign investors.

          Other Investment

          Other Investment includes data on other assets and liabilities of the non-financial public sector the non- financial private sector, the financial sector, and the Central Bank:

•	assets of the non-financial public sector include loans from bi-national bodies and contributions to international organizations;

•	assets of the financial sector include foreign currency holdings and deposits in foreign banks;

•	assets of private sector include foreign assets of Argentine companies who are involved in exports as well as assets related to direct trade financing among, other foreign assets;

•

financial sector liabilities include deposits by non-residents in the domestic financial system, credit facilities opened by residents abroad and financial assistance by international organizations to resident entities;

•	Central Bank liabilities include transactions between the Central Bank and international organizations (such as the IMF) and the purchase of Central Bank securities by non-residents;

•	non-financial private sector liabilities include loans from private sources such as loans from international organizations, banks, suppliers, and official agencies; and

•	non-financial public sector liabilities include loans to the public sector granted by international organizations, banks, official agencies and other governments.

          During 2003, other investment increased U.S.$13.6 billion to a U.S.$3.6 billion surplus. This increase was mainly driven by a smaller purchase of foreign assets by the non-financial private sector, as compared to 2002 (U.S.$11.1 billion, as compared to U.S.$4.8 billion) on the assets side and net inflow of trade credits (U.S.$0.8 billion surplus in 2003, as compared to a U.S.$0.4 billion deficit in 2002), lower loans payments by U.S.$3.3 billion, lower outflow of funds from the domestic financial sector by U.S.$1.6 billion and the corresponding arrears for 2003 (totaling U.S.$3.1 billion), on the liabilities side.

          Through 2004, the other investment balance increased 100.4% to U.S.$ 7.3 billion driven mainly by a U.S.$3.3 billion decrease in the acquisition of foreign assets by residents and the shift from receiving net loans of U.S.$0.9 billion in 2003 to canceling net loans by U.S.$0.4 billion in 2004 by the financial sector. Liabilities contributed with U.S.$1.6 billion mainly explained by a similar accumulation of arrears.

          In 2005, the other investment balance turned into a deficit of U.S.$ 0.2 billion. The change was mainly the result of a shift from net purchasing of foreign assets of U.S.$2.4 billion in 2004 to a net selling of foreign assets of U.S.$2.1 in 2005 by the non- financial private sector on the assets side and a significant reduction of U.S.$10.8 billion in non-financial public sector arrears accumulation, a natural consequence of 2005 Debt Exchange.

          During 2006, the other investment deficit increased to U.S.$16.3 billion primarily due to an investment outflow of U.S.$11.8 billion by non-Argentine residents from a U.S.$ 2.2 billion outflow in 2005, driven largely by the Central Bank loans payments which increased U.S.$7.3 billion from 2005, to U.S.$ 10.2 billion in 2006, reflecting the repayment of debt with the IMF at the beginning of the year.

          In 2007, the other investment deficit decreased to U.S.$ 5.9 billion. The other assets abroad investment deficit increased to U.S.$10.7 billion. This change was driven by the Central Bank recording a surplus in its account after Argentina repaid the debt owed to the IMF in 2006.

MONETARY SYSTEM

The Central Bank

          Founded in 1935, the Central Bank is the principal monetary and financial authority in Argentina. It is responsible for maintaining stability in the value of the domestic currency, establishing and implementing monetary policy and regulating the financial sector. The Central Bank operates pursuant to its charter and the Ley de Entidades Financieras (Financial Institutions Law).

          The Central Bank is governed by a ten-member board of directors, which is headed by the governor of the Central Bank. The governor of the Central Bank and the members of the board of directors are appointed by the President and approved by the Senate. They serve for fixed terms of six years, may be re-appointed and may be removed by the President only for cause. Under the terms of its charter, the Central Bank must operate independently from the Government.

          On September 18, 2004, the Government appointed Hernán Martín Pérez Redrado governor of the Central Bank. Mr. Redrado assumed the governorship of the Central Bank on September 24, 2004, and was confirmed on October 13, 2004. His term expires in 2010.

Monetary Policy

          Monetary Policy Prior to the Crisis

          Argentina’s monetary policy from 1991 through 2001 was governed by the Convertibility Law of 1991, which fixed a one-to- one exchange rate between the peso and the U.S. dollar and required the Central Bank to maintain international reserves at least equal to the monetary base (consisting of domestic currency in circulation and peso-denominated deposits of financial entities with the Central Bank). Up to a third of these reserves could be in the form of U.S. dollar-denominated Government securities, although the amount of these securities could not increase by more than 10.0% each year. Under this monetary regime, the peso was fully convertible into the U.S. dollar at a one-to-one exchange rate and the money supply could be increased only if the level of the Central Bank’s gross international reserves exceeded the monetary base.

          The Convertibility Regime resulted in an over-appreciated real exchange rate and deprived the Central Bank of the necessary flexibility to react to the external shocks that so frequently affected the Argentine economy. By December 2001, the continued capital flight from the Argentine economy had made the Convertibility Regime unsustainable. On January 6, 2002, Congress enacted the Law of Public Emergency and Reform of the Exchange Rate Regime (the “Public Emergency Law”), effectively bringing an end to the Convertibility Regime by eliminating the requirement that the Central Bank’s gross international reserves be at all times equal to at least 100% of the monetary base. The Public Emergency Law abolished the peg between the peso and the U.S. dollar and granted the executive branch the power to regulate the foreign exchange market and to establish foreign exchange rates. The peso currently floats against the U.S. dollar.

          The Central Bank continues to intervene in the foreign exchange market from time to time by buying or selling pesos in order to minimize drastic fluctuations in the exchange rate.

          Since the approval of the Public Emergency Law, there have been several amendments to the Central Bank’s charter. These amendments include:

•	allowing the Central Bank to issue pesos in excess of its international reserves;

•

allowing the Central Bank to provide direct temporary advances to the Government, but only up to an overall cap equal to 12% of the monetary base plus 10% of the Government’s total tax collections for the prior twelve months. Additionally, temporary advances intended for purposes other than repayment of debt owed by the Government to multilateral lenders may not exceed 12% of the monetary base. The Government pays no interest on these temporary advances and must repay principal within one year, if it fails to do so, it may not receive additional advances from the Central Bank; and

•

loosening the restriction on the Central Bank’s ability to provide credit to private financial institutions facing liquidity and solvency difficulties, primarily by lifting restrictions on the term and maximum amount of these credits.

          Monetary Policy Following the Collapse of the Convertibility Regime

          After the devaluation of the peso, the Central Bank focused its monetary policy on providing adequate liquidity to the economy in order to foster its recovery while managing the rate of inflation and stabilizing the exchange rate. During 2002, particularly during the first six months of the year, the Central Bank’s ability to implement its monetary policy was hindered by the following factors:

•	volatility in the demand for pesos following the devaluation;

•	collapse of the financial sector at the end of 2001;

•	onerous restrictions on deposit withdrawals and on the extension of credit imposed by the Government; and

•	issuance of quasi-currency by the Government and the provinces.

From 2002 to 2004, the Central Bank’s principal monetary policies included the following:

•	Increase credit to the public sector by providing the Government with temporary advances. The Government repaid the advances it received in this period as scheduled.

•	Increase credit to the financial system by extending collateralized loans (known as rediscounts) and temporary advances.

•

Introduction of two new financial instruments to more efficiently manage the level of liquidity in the banking sector and to establish benchmark reference interest rates. In March 2002, the Central Bank began issuing short-term notes known as LEBACs, and in December 2003 it began issuing medium-term notes known as NOBACs. LEBACs are issued principally in pesos, but also in U.S. dollars and pesos adjusted for inflation by CER. NOBACs are issued only in pesos and pesos adjusted for inflation. By buying or selling these instruments through open-market operations, the Central Bank can more efficiently manage the money supply and affect interest rates.

•

Elimination of quasi-currencies by redeeming a substantial portion of the quasi-currency bonds circulating in the economy. For a discussion of this redemption process, see “Public Sector Finances—Fiscal Relations With the Provinces—Federal Assistance to the Provinces.”

          Since 2002 and continuing through the first half of 2008, the Central Bank has maintained the following monetary policies in order to achieve price stability and strengthen the country’s financial sector:

•	Increase international reserves. The Central Bank maintains a policy of accumulating international reserves in order to reduce the economy’s vulnerability to external shocks.

•

Management of minimum reserve requirements. The Central Bank regularly modifies the minimum reserve requirements of the financial system in order to foster an adequate level of credit in the economy without compromising the viability of the financial system. As of June 23, 2008, the minimum reserve requirements for term deposits ranged from 0.0% to 35.0%, depending on the maturity and the denomination of the deposit.

•

Managing monetary aggregates targets. In order to control inflation, the Central Bank manages the country’s money supply, which includes currency in circulation, financial entities’ accounts, the Central Bank’s accounts and the quasi-currencies.

The following table sets forth information on the Central Bank’s balance sheet as of the dates specified.

Central Bank Balance Sheet
(in millions of pesos, unless otherwise specified)

	As of December 31,

	2003		2004		2005		2006		2007

Assets:
International reserves:
Gold	Ps.	11	Ps.	2,309	Ps.	2,757	Ps.	3,451	Ps.	4,630
Foreign currency		3,611		6,699		20,479		7,172		8,644
Placements of foreign currency		37,910		49,450		61,913		87,696		132,133
Public bonds		0		0		0		0		0
Other(1)		(100)		(36)		(35)		18		67

Total international reserves(2)		41,433		58,422		85,115		98,337		145,474
Public bonds(3)		7,790		8,505		8,701		35,785		35,848
Credits to:
The Government (temporary advances)(4)		7,369		13,309		15,998		18,330		21,330
The financial system		17,813		21,455		13,367		6,334		2,942
International organizations(5)		5,268		5,691		5,670		6,059		6,480
Other assets(6)		47,630		57,028		42,115		5,610		14,396

Total assets		127,303		164,410		170,697		170,455		226,469

Liabilities:
Monetary Base:
Currency in circulation(7)		30,316		37,624		48,337		59,222		74,804
Current accounts in pesos(8)		16,075		14,853		6,373		20,844		24,475

Total monetary base		46,391		52,477		54,710		80,066		99,279
Deposits:
Government deposits		259		161		1,899		4,697		5,565
Other deposits		4,471		8,491		7,033		7,598		8,549

Total deposits		4,730		8,652		8,932		12,295		14,114
Obligation to international organizations		49,436		46,070		32,916		4,398		9,538
Central Bank notes:
Notes issued in foreign currency		268		161		145		55		0
Notes issued in pesos		9,295		21,665		35,123		42,010		57,182

Total Central Bank notes(9)		9,563		21,817		35,268		42,066		57,182
Other liabilities		7,521		18,467		18,309		7,913		16,354

Total liabilities		117,640		147,483		150,135		146,738		196,466

Net assets	Ps.	9,662	Ps.	16,927	Ps.	20,831	Ps.	23,717	Ps.	30,003

Memorandum items:
International reserves (in millions of U.S. dollars)	U.S.$	14,119	U.S.$	19,646	U.S.$	28,077	U.S.$	32,037	U.S.$	46,168
International reserves of the central bank (in months of total imports)		12.9		11.1		12.3		11.8		13.0
Exchange rate Ps./U.S.$(10)		2.93		2.97		3.03		3.07		3.15

(1)	Includes net results of transactions under a Reciprocal Credit Agreement with ALADI.
(2)	Includes short-term foreign-currency denominated bonds and foreign currency denominated deposits.
(3)	Includes a 1990 consolidated Treasury note, IMF obligations and others.
(4)

For 2005, the amounts recorded under temporary advances is different than the amounts that appear in “Public Debt” because of differences in the dates on which such amounts were recorded by the Government and by the Central Bank.

(5)	Includes transfers to international organizations from Government accounts and transfers to the Government from the IMF.
(6)	Includes transition accounts and others.
(7)	Includes cash in vaults at banks and does not include quasi-currencies.
(8)	Includes bank reserves in pesos at Central Bank.
(9)	Includes LEBACs and NOBACs.
(10)	Exchange rate used by the Central Bank to publish its balance sheet.
Source: Central Bank.

Liquidity Aggregates

          The monetary base consists of domestic currency in circulation (including cash held in vaults by banks) and peso-denominated deposits of financial entities with the Central Bank. Additionally, the Central Bank employs the following monetary aggregates to measure the level of liquidity in the economy and control inflation:

•	M1 measures domestic currency in circulation plus peso-denominated demand deposits;

•	M2 measures M1 plus peso-denominated savings deposits; and

•	M3 measures M2 plus all other peso-denominated deposits and foreign-currency denominated deposits.

          After the end of the Convertibility Regime, the Central Bank increased credit to both the public and private sectors, which resulted in an increase in the monetary base in nominal peso terms. In 2003, the monetary base increased by 59.1%, fueled primarily by the Central Bank’s purchases of international reserves, which put more pesos into circulation, and the redemption of federal and provincial quasi-currencies in the market. The Central Bank issued LEBACs and NOBACs in 2003 in order to reduce liquidity.

          The monetary base continued its upward trend from 2004 through 2006, primarily as a result of the Central Bank’s continued purchase of international reserves.

          During 2007 and the first quarter of 2008, in order to prepare for the adverse consequences of the international credit crisis, the Central Bank took actions to increase liquidity in the market. Among other actions, it repurchased LEBACs and NOBACs, repurchased peso-denominated securities on the secondary market, regularly intervened in the foreign exchange market and used mechanisms like repo auctions.

          The following tables set forth information on Argentina’s liquidity aggregates as of the dates specified.

Liquidity Aggregates(1)
(in millions of pesos)

	As of December 31,

	2003		2004		2005		2006		2007

Currency in circulation(2)	Ps.	26,631	Ps.	33,852	Ps.	43,742	Ps.	53,781	Ps.	67,022
M1(3)		51,272		66,368		84,123		100,686		126,890
M2(4)		66,020		88,356		110,082		131,098		165,538
M3(5)		122,294		151,385		181,149		225,788		274,654
Monetary base(6)	Ps.	46,391	Ps.	52,477	Ps.	54,710	Ps.	80,066	Ps.	99,279

(1)

Figures in this table reflecting amounts of deposits may differ from those presented in the tables “Deposits by Sector and by Type of Financial Institution” and “Deposits by Sector and by Type of Deposit” because the numbers in this table are updated more frequently by the Central Bank.

(2)	Does not include cash in vaults at banks or quasi-currencies.
(3)	M1: Domestic currency in circulation + peso-denominated demand deposits.
(4)	M2: M1 + peso-denominated savings deposits.
(5)	M3: M2 + all other peso-denominated deposits + total foreign currency denominated deposits, principally in U.S. dollars.
(6)	Consists of domestic currency in circulation (including cash held in vaults by banks) and peso-denominated deposits of financial entities with the Central Bank.
Source: Central Bank.

Liquidity Aggregates(1)
(% change from previous year)

	As of December 31,

	2003	2004	2005	2006	2007

Currency in circulation(2)	62.2%	27.1%	29.2%	23.0%	24.6%
M1(3)	54.9	29.4	26.8	19.7	26.0
M2(4)	55.7	33.8	24.6	19.1	26.3
M3(5)	31.5	23.8	19.7	24.6	21.6
Monetary base(6)	59.1%	13.1%	4.3%	46.3%	24.0%

(1)

Figures in this table reflecting amounts of deposits may differ from those presented in the tables “Deposits by Sector and by Type of Financial Institution” and “Deposits by Sector and by Type of Deposit” because the numbers in this table are updated more frequently by the Central Bank.

(2)	Does not include cash in vaults at banks or quasi-currencies.

(3)	M1: Domestic currency in circulation + peso-denominated demand deposits.
(4)	M2: M1 + peso-denominated savings deposits.
(5)	M3: M2 + all other peso-denominated deposits + total foreign currency denominated deposits, principally in U.S. dollars.
(6)	Consists of domestic currency in circulation (including cash held in vaults by banks) and peso-denominated deposits of financial entities with the Central Bank.
Source: Central Bank.

          In 2003, the increase in all of the liquidity aggregates was primarily the result of renewed confidence in the value of the peso coupled with low inflation and an increase in financial system reserves, although the larger relative increase of currency in circulation, as compared to the other monetary aggregates, reflected the redemption of the federal and provincial quasi-currencies from the market. All liquidity aggregates continued to increase in 2004, due primarily to the increase in economic activity in 2004, as low interest rates and optimism about future economic growth continued to fuel demand for pesos.

          In 2006, liquidity aggregates continued to grow, albeit at a slower rates. These increases resulted from the improvement in the economy and the general rise in prices.

          Liquidity aggregates registered growth in 2007, driven primarily by the growth of peso-denominated deposits.

          As of March 31, 2008, the monetary base had decreased 0.8% to Ps.98.4 billion. During the first three months of 2008, the following factors offset each other resulting in this small variation of the monetary base from December 31, 2007, levels:

•	the Central Bank injected pesos into the monetary base when it repurchased foreign currency on the foreign exchange market in order to maintain competitive levels for the peso;

•	credit to the private sector increased creating further liquidity in the market; and

•	the resulting liquidity was absorbed through growth of time deposits (in particular, deposits by the public sector), Central Bank issuances of LEBACs and NOBACs and Central Bank reverse repos.

Foreign Exchange and International Reserves

          Until the collapse of the Convertibility Regime, the Central Bank regularly intervened in the foreign exchange market, selling and buying dollars to maintain the peg between the value of the peso and the value of the dollar.

          Following the enactment of the Public Emergency Law in January 2002, the Central Bank was no longer legally required to maintain the one-to-one exchange rate between the peso and the U.S. dollar. The law conferred authority on the executive branch to establish the exchange rate and to regulate the foreign exchange market.

          The Government initially established a temporary dual exchange rate system with an official exchange rate for certain types of trade-related transactions and a floating exchange rate for all other transactions. The Government quickly abandoned the temporary dual exchange rate system and allowed the peso exchange rate to float. In 2002, the peso depreciated more than 287% against the dollar, reaching its lowest level of Ps.3.87 per U.S.$1.00 on June 26, 2002.

          During 2002, the Central Bank continued to sell dollars in the foreign exchange market, but in a less pronounced manner, with the goal of slowing the devaluation of the peso. As a result, the Central Bank’s international reserves further decreased 42.3% to U.S.$10.5 billion as of December 31, 2002. Additionally, during 2002 the Central Bank adopted new regulations for foreign exchange transactions designed to increase the demand for pesos and curb the capital outflows. For a description of these regulations see “Monetary System —Restrictions on Foreign Exchange Transactions.”

          By the fall of 2002, the devaluation of the peso had triggered a sharp reversal in the external sector’s current account as imports decreased due primarily to the rise in the prices of foreign goods. The resulting decrease in the balance of payments deficit, combined with the new regulations on foreign exchange transactions, eased the downward pressure on the peso and began to stabilize the exchange rate.

          During 2003, the net amount of dollars entering the Argentine economy through trade exceeded the amount of capital leaving the Argentine economy. As a result, the peso began to appreciate in value against the dollar. As of December 31, 2003, the Central Bank’s international reserves increased 35.0%.

          During 2004, the Central Bank continued to purchase foreign currency in the foreign-exchange market, absorbing the inflow of foreign currencies into the Argentine economy reflected in the country’s balance of payments surplus. As a result the Central Bank’s international reserves increased 42.0%.

          During 2005, economic growth and the country’s surplus in the balance of payments led the peso to appreciate. In order to prevent a significant appreciation of the peso, the Central Bank continued to intervene in the foreign-exchange market by purchasing foreign currency. As a consequence, as of December 31, 2005, the Central Bank’s international reserves increased 42.9%. The average exchange rate during 2005 was Ps.2.92 per U.S.$1.00, the lowest since the devaluation of the peso in early 2002.

          During 2006, the net amount of dollars entering Argentina through exports declined compared to 2005, which led the Central Bank to decrease its intervention in the foreign-exchange market. Consequently, the peso depreciated slightly against the dollar.

          In the first half of 2007, the Central Bank continued to intervene in the foreign-exchange market by purchasing foreign currency in order to keep the peso from appreciating above desirable levels. From July to October 2007, the peso weakened against the dollar as part of challenging conditions in the international financial markets. The Central Bank actively intervened on the spot and futures markets in coordination with the official banking sector to manage exchange rate volatility, resulting in a yearly average exchange rate for 2007 of Ps.3.12 per U.S.$1.00.

          The average exchange rate reported by the Central Bank for the first nine months of 2008 was Ps. 3.08 per U.S.$1.00.

          During 2007, the Central Bank’s international reserves increased 44.1%. The increase of reserves follows a policy designed to protect Argentina against economic shocks and resulted from positive balance of payment results driven primarily by the trade surplus.

          During the first three months of 2008, international reserves increased 9.3% to U.S.$50.5 billion as of March 31, 2008.

          The following table sets forth the peso’s exchange rate against the U.S dollar for the periods indicated.

Nominal Exchange Rate(1)
(pesos per U.S. dollar)

	Average	At end of period

2003	2.95	2.93
2004	2.94	2.97
2005	2.92	3.03
2006	3.07	3.07
2007	3.12	3.15
2008 (through September 30)	3.11	3.13
January	3.14	3.16
February	3.16	3.16
March	3.16	3.17
April	3.17	3.16
May	3.15	3.10
June	3.04	3.02
July	3.02	3.03
August	3.03	3.03
September	3.08	3.13

(1)	The exchange rate used is the “reference exchange rate” (both of which are published by the Central Bank).
Source: Central Bank.

          Restrictions on Foreign Exchange Transactions

          To stem capital flight and stabilize the peso exchange rate, in 2002 the Central Bank imposed restrictions on foreign exchange transactions and capital outflows from Argentina. Set forth below, is a summary of these restrictions.

•	Export and Import Transactions:

–

Since February 2002, exporters must exchange the foreign currency proceeds of their export activities for local currency within a certain period after the transaction. This period varies depending on the type of product or service.

with the maximum term extending up to 360 days, with an additional 120 days in some cases, after the export transaction.

–

Beginning in February 2002, importers were required to make payments for imported goods (not services) 90 to 180 days in advance. In November 2002, the Central Bank lifted this requirement for capital goods, and in March 2003, it began to ease this requirement for all imported goods.

•	Capital Transfers:

–

Beginning in the first quarter of 2002, with limited exceptions, purchases of foreign currencies for debt service (including principal and interest payments) and remittance of investment profits had to be authorized by the Central Bank. The Government began easing these requirements in March 2003. As of December 31, 2007, creditors of foreign-currency proceeds of financial debts must exchange principal and interest for local currency within 365 days. Additionally, debtors may not purchase foreign currencies for repayment of principal of such debt until 90 days prior to maturity. Foreign currencies, however, may be freely purchased at any time to make interest payments on such debts.

–

Beginning in June 2005, any incurred financial indebtedness or any renewal of existing foreign indebtedness must have a minimum term for repayment of 365 days, prior to which such indebtedness may not be repaid. This restriction does not apply to indebtedness incurred through primary public offerings of debt securities traded in self-regulated markets. In addition, this restriction does not apply to correspondence expenses incurred by entities authorized to perform exchange operations, except where such expenses are part of a financial credit line.

–

Beginning in September 2002, residents’ purchases of foreign currencies in excess of U.S.$100,000 per month for certain transactions (including real estate transactions, portfolio investment and purchases of travelers checks) had to be authorized by the Central Bank. This threshold was subsequently increased several times. In June 2004, however, these limits were temporarily relaxed for portfolio investments made prior to December 31, 2004, by entities of Argentina’s non-financial private sector, if the proceeds from such investments were used to repay certain restructured debt obligations (subject to various restrictions, including a U.S.$40 million per month limit).

–

As of December 31, 2007, non-Argentine residents in Argentina were limited to monthly purchases of foreign currencies of up to U.S.$5,000. Any purchase exceeding this limit requires prior authorization from the Central Bank.

–

In 2007, the Central Bank eliminated certain restrictions on capital inflows, including the minimum repayment term of 365 days for investors such as pension funds and other firms, when the destination of the investment is non-financial assets.

•	Non-remunerated deposit requirement:

–

In June 2005, the Central Bank imposed a non-remunerated deposit requirement on certain capital inflows of foreign currency. As of December 31, 2007, a foreign investor must make a deposit, denominated in U.S. dollars, equal to 30% of the total amount of the foreign currency proceeds from borrowings, with the exception of the following:

– sales of foreign assets by Argentine private residents of up to U.S.$2.0 million per calendar month;

– foreign-denominated indebtedness of Argentine residents with the local financial sector;

– non-Argentine resident’s investments for the acquisition of assets;

– Argentine resident’s assets repatriation;

– direct investment contributions;

– direct or indirect indebtedness to multilateral or bilateral financial organizations or Official Sector Agencies;

– foreign indebtedness from the non-financial private sector that:

– is scheduled to be fully repaid in an average of at least two years and directed at investment in non-financial assets or inventories of the private sector;

– is scheduled to be fully repaid in an average of at least two years and directed at financing micro businesses that comply with certain business purpose requirements;

– is for exports financing;

– portfolio investments for the repayment of debt and the payment of imports;

– sales of foreign assets by Argentine private residents for the purpose of primary purchases of bonds issued by the Government to obtain foreign currency for the repayment of public debt;

– purchase of foreign currency directed to specific portfolio investments;

– currency sales and purchases by pension funds;

– primary debt purchases or participation certificates issued by trusts to finance energy infrastructure projects;

– primary debt purchases by multilateral or bilateral financial institution; and

– investment in the subscription or sale of stock of a “Programa de Propiedad Participada” which is a progam that governs the granting of stock to employees of newly privatized companies.

Inflation

          Prior to the adoption of the Convertibility Regime, Argentina was plagued by high inflation. By the late 1980s, Argentina was facing its latest bout of hyperinflation, with the CPI increasing by 1,344% in 1990. The restrictions imposed by the Convertibility Regime brought hyperinflation to an end.

          The downturn in economic activity starting in the last quarter of 1998 brought about price deflation. Price deflation tended to discourage consumption and put downward pressure on wages. This in turn undermined the ability of debtors to repay debts, increasing the bad-loan portfolio of the banking sector.

          Deflation in both consumer and wholesale prices came to an end in 2002 with the devaluation of the peso, which resulted in a significant increase in the price of foreign goods. The sharp rise in the price of imports created inflationary pressures in the economy, prompting a significant rise in both consumer and wholesale prices.

          The rate of inflation stabilized during 2003, due primarily to the appreciation of the peso and prudent fiscal policy. Increases in the CPI and WPI in 2004 reflected the continued increase in private consumption during 2004, and increases in 2005 were mainly the result of the increase in the level of economic activity, which applied upward pressure on the demand for goods and services.

          In 2006, prices increased at a lower pace, as compared to 2005, due to more restrictive monetary policy and voluntary price freeze agreements between the Government and private companies in certain sectors.

          In 2007, the CPI inflation slowed, but the WPI increased 14.6%, more than doubling the increase in 2006. WPI inflation reflected a 14.7% increase in national products and a 13.2% increase in imported products.

          During 2007, there was an increase in commodity prices, which significantly impacted the WPI. In addition, the dynamics of vigorous demand in the economy contributed to the increase of prices. The effect of this increase on the CPI was mitigated by the implementation of several fiscal policies, such as:

•	increasing export tariffs and taxes;

•	providing subsidies to the energy, transport and food and agriculture sectors; and

•	price controls on certain goods and services.

          For the first eight months of 2008, the CPI increased 5.5%, with a 4.1% increase in the price of goods and a 7.7% increase in the price of services. WPI increased 8.0%, with a 13.6% increase in imports and a 7.6% increase in national products.

          Beginning in the last quarter of 2006, INDEC, one of the Government’s principal statistical agencies, has experienced significant personnel turnover and controversy over inflation figures. Certain INDEC employees and analysts have objected to the inflation data published by INDEC. Private analysts and non-Governmental sources may publish inflation estimates, which may be significantly higher than INDEC’s. The Government utilizes and relies on the INDEC statistics, including inflation data, presented herein. Inflation presents a significant challenge to the Argentine economy.

          The following table sets forth inflation rates for the periods specified.

Inflation(1)
(% change from previous period, unless otherwise specified)

	Consumer Price Index	Wholesale Price Index

2003	3.7%	2.0%
2004	6.1	7.9
2005	12.3	10.7
2006	9.8	7.1
2007	8.5	14.6
2008 (through August 31)	9.1	12.0
January	0.9	0.8
February	0.5	0.9
March	1.1	1.1
April	0.8	1.2
May	0.6	1.1
June(2)	0.6	1.2
July	0.4	0.7
August	0.5%	0.7%

(1)	Annual figures reflect accumulated annual inflation. Monthly figures reflect inflation for that month, as compared to the prior month.
(2)	In May 2008, the INDEC changed its methodology to calculate the CPI.
Source: Ministry of Economy.

Regulation of the Financial Sector

          Financial Institutions Law No. 27.526 confers significant power on the Central Bank to regulate the financial sector. These powers include authority to fix minimum capital, liquidity and solvency requirements, approve bank mergers, approve certain capital increases and transfers of stock, grant and revoke banking licenses and authorize the establishment of branches of foreign financial institutions in Argentina. The Central Bank also regularly monitors the activities and operations of financial institutions, requiring them to submit periodic financial reports, and is authorized to adopt regulations that further the intent of the Financial Institutions Law.

          The Central Bank regulates the financial sector primarily through the Superintendent of Financial Institutions, which is responsible for enforcing Argentina’s banking laws, establishing accounting and financial reporting requirements for the banking sector, monitoring and regulating the lending practices of financial institutions, and establishing rules for participation of financial institutions in the foreign exchange market and the issuance of bonds and other securities.

          Measures Adopted During the Economic Crisis

          Restrictions on bank withdrawals and rescheduling of deposits. To face the threat of a collapse of the banking sector, in December 2001 and February 2002 the Government imposed the following strict limits on bank withdrawals:

•

The “corralito.” The first wave of restrictions on deposits, known as the “corralito,” froze all dollar- and peso-denominated demand deposits. Depositors were permitted to withdraw a maximum of U.S.$250 or Ps.250 per depositor per week (later increased to Ps.300 per week or Ps.1,200 per month, except for accounts where salaries were deposited directly by an employer, which were subject to a Ps.1,500 monthly limit).

•

The “corralón.” The second wave of restrictions on deposits, known as the “corralón,” froze and rescheduled all term deposits in excess of Ps.3,000. The Government extended the maturity of these term deposits and ordered that they be repaid in installments. The repayment schedules varied depending on the amount of the deposit and its original denomination, with dollar-denominated deposits subject to lengthier extensions. Additionally, under the corralón the Government also converted demand deposits over a certain amount into term deposits.

          Along with the corralito and the corralón, the Government set limits on the extension of credit, briefly precluding banks from issuing loans in pesos and requiring that loans in excess of U.S.$1,000 be credited to accounts held at financial institutions.

          The restrictions imposed by the corralito and the corralón shielded banks from further massive withdrawals and reduced capital flight.

          Pesification.Under the Convertibility Regime, a large portion of the debt obligations within the Argentine economy were denominated in dollars. The collapse of the Convertibility Regime and subsequent devaluation of the peso threatened to bring about the insolvency of many individuals and institutions owing foreign-currency denominated debts in Argentina. To relieve this situation, in February 2002 the Government ordered the pesification of the economy, which consisted primarily of the following measures:

•

The conversion of debts. The Government ordered the conversion of substantially all foreign-currency denominated, Argentine-law governed debts owed to financial institutions (except those owed by public sector entities or other financial institutions) into pesos at a rate of Ps.1.00 per U.S.$1.00. This conversion was subject to adjustments for inflation based on the CER or CVS, as applicable.

•

The conversion of deposits. The Government also ordered the conversion of substantially all foreign-currency denominated deposits into peso-denominated deposits at an exchange rate of Ps.1.40 per U.S.$1.00. This conversion was subject to adjustments for inflation based on the CER.

•

The Government issued to banks a new type of financial instrument, known as a Boden Compensation (Boden 2007 and Boden 2012), to compensate them for losses they incurred as a result of the difference between their pesified assets and their pesified liabilities (known as “asymmetric pesification”).

•

In addition to the Boden Compensation, in May 2002 the Government issued a new type of bond (Boden 2012), known as the Boden Coverage, to compensate banks for losses they incurred (based on their balance sheets as of December 31, 2001) reflecting any amounts by which their remaining foreign-currency denominated liabilities not subject to pesification exceeded their remaining foreign-currency denominated assets not subject to pesification.

•

In October 2003, the Government authorized the issuance of an additional Boden (Boden 2013) to compensate financial institutions for losses they might have incurred (based on their balance sheets as of December 31, 2001) reflecting any amounts by which their CER-indexed liabilities may have exceeded their CVS-linked assets, to the extent that differences in the applicability of each of the two indexes generated such a difference.

          The different exchange rates applied to the conversion of foreign-currency denominated deposits and loans, resulting in a substantial decrease of banks’ assets relative to their liabilities, caused banks to suffer heavy losses. This exchange rate disparity, along with increases in the banks’ bad-loan portfolios and the decline in value of their substantial holdings of Government debt, left much of the sector virtually insolvent.

          Litigation resulting from withdrawal restrictions and pesification. The restrictions on bank withdrawals and the pesification of deposits in 2002 resulted in depositors bringing thousands of cases before the Argentine courts. The cases were brought by two different types of claimants. The first type of claimant had refused to accept any of the compensation offered by the Government and/or financial institutions in relation to the restrictions on bank withdrawals and the pesification. These claimants sought the return of the original value of their deposits from the respective financial institutions. The second type of claimant had accepted the compensation offered by the Government and/or financial institutions, but later sought the difference between this compensation and the amount that they would otherwise have been entitled to receive at market exchange rates.

          On February 1, 2002, the Argentine Supreme Court ruled that the restrictions on demand deposit withdrawals were unconstitutional in a case involving deposits of an individual depositor with Banco de Galicia y Buenos Aires. The following day, the Government suspended for 180 days all judicial challenges to the freeze on deposits, a decision also disputed as unconstitutional by claimants.

          The court decisions finding the limits on withdrawals illegal and the uncertainty as to what additional restrictions the Government might impose contributed to the uncertain outlook of the banking system in 2002. On March 5, 2003, the Supreme Court ruled that the Government’s conversion of U.S. dollar-denominated deposits into pesos, as well as its 180-day suspension of judicial challenges, was unconstitutional in the case of deposits of the province of San Luis with Banco de la Nación Argentina. The decision provided a 60-day period during which the contending parties were to agree upon the distribution of compensation pursuant to the court’s decision. The San Luis decision has no binding effect in other cases, only over the parties involved in the controversy. There have been no further decisions in line with the San Luis decision.

          On July 13, 2004, the Supreme Court issued a decision in the case of a bank depositor who had accepted compensation for his original U.S. dollar-denominated deposit in the form a peso-denominated instrument applying the official conversion rate of Ps.1.4 plus CER per U.S. dollar. The claimant sought the difference between the value of this compensation and the value that he would have received if the higher market exchange rate had been used for the conversion. The Court denied the claimant’s request. Prior to this decision, many lower courts had ruled in favor of the claimant in similar cases. In a more recent case, however, the Supreme Court issued a decision in which it upheld the constitutionality of pesification. On October 26, 2004, the Argentine Supreme Court ruled that the Government’s pesification of bank deposits in 2002 was constitutional in light of the prevailing economic conditions at the close of 2001. As in the San Luis decision, the decision in each of these cases was limited in its application to the parties involved in the controversy and has no binding effect on other litigants. Most recently, on December 27, 2006, the Supreme Court upheld the 2002 pesification decree but ordered banks to reimburse depositors whose accounts had still been frozen with an amount in local currency equivalent to the real value of their deposits in December 2001. The decision settled outstanding complaints by about 50,000 depositors.

          Compensation for pesification and rescheduling of deposits. To compensate depositors for the pesification and rescheduling of their deposits, during the course of 2002 and 2003, the Government, in two separate phases, gave depositors the option of exchanging their rescheduled deposits for various kinds of financial instruments intended to increase liquidity in the financial system. In the first phase, these financial instruments included the following:

•

Boden Depositor. Government bonds (Boden 2005, Boden 2007 and Boden 2012) with various maturities and denominated in either dollars or pesos depending on the denomination of the original rescheduled deposit. They could be used for certain economic transactions, such as real estate transactions, vehicle purchases, construction transactions and repayment of certain bank loans and certain taxes owed to the Government.

•

Cedros. Negotiable instruments issued by financial institutions that represent a claim on the rescheduled deposit, which could be used to repay certain bank loans. Cedros are not backed by the Government and trade on the Buenos Aires Stock Exchange.

In the second phase of the exchange, these financial instruments included the following:

•

Boden Depositor. During the second phase, depositors that had received Cedros in the first phase had the option to exchange those Cedros for dollar-denominated Boden Depositor (Boden 2006 and Boden 2013) with different financial terms from those offered in the first phase. The Boden 2006 and Boden 2013 include an option of the holder to sell to the financial institution holding the original deposit the right to future payments of principal or interest on these bonds at a rate of Ps.1.40 per U.S.$1.00 plus CER.

•

Fixed-term notes. Peso-denominated notes issued by financial institutions with a nominal value equal to the pesified value of the rescheduled deposit plus CER. The Government issued an option to provide holders with the peso-plus-CER value in respect of payments on the notes.

Easing of Restrictions During Economic Recovery

          As the demand for pesos recovered in the fall of 2002, easing the pressure of capital flight from the Argentine economy and its banking system, the Government lifted all restrictions on withdrawals of demand deposits in November 2002.

Similarly, in April 2003, depositors were permitted to withdraw their term deposits, subject to the following requirements:

•	Deposits originally denominated in pesos. Depositors could freely access term deposits that were originally denominated in pesos.

•

Deposits originally denominated in foreign currencies. With respect to deposits originally made in foreign currencies and converted into pesos, depositors had various options, which depended on the amount of the deposit, of receiving a combination of cash, term deposits and Government bonds.

          Some depositors chose not to withdraw their deposits in order to preserve the original value of the account in its original currency in hopes of pursuing a lawsuit against the Government. Restrictions on withdrawals are no longer in effect. See “—Legal Proceedings—Litigation in Argentina.”

Composition of the Financial Sector

          The number of financial institutions in Argentina began to decrease in the late 1990s as significant consolidation took place in this sector in response to the liquidity crisis triggered by the devaluation of the Mexican peso in 1994. From January 1, 2001, through December 31, 2003, the number of financial institutions in Argentina declined due to the rise in non-performing loans caused by the recession, the liquidity crisis triggered by the run on deposits beginning in 2001, and the measures implemented by the Government to regulate the financial sector during and after the collapse of the Convertibility Regime. As of December 31, 2007, there were 85 financial institutions operating in Argentina. Foreign participation in the sector also declined from 40 foreign entities as of December 31, 2003, to 32 foreign entities as of December 31, 2007.

          The following table sets forth the number of financial institutions operating in Argentina as of the dates specified.

Number of Financial Institutions in Operation in the Financial System, by Type

	As of December 31,

	2003	2004	2005	2006	2007

State-owned banks:(1)	15	14	13	12	12
Private banks	60	59	58	60	55
Financial entities other than banks	21	18	18	18	18

Total	96	91	89	90	85

(1)	Includes National, provincial and municipal banks.
Source: Central Bank.

Number of Financial Institutions in Operation in the Financial System, Domestic and Foreign

	As of December 31,

	2003	2004	2005	2006	2007

National institutions(1)	56	55	54	55	53
Foreign-owned institutions(2)	40	36	35	35	32

Total	96	91	89	90	85

(1)	Includes state-owned banks, private banks and other financial institutions (such as credit unions).
(2)	Includes private foreign banks and other foreign financial entities other than banks.
Source: Central Bank.

Assets and Liabilities of the Financial System

          The financial system has shown promising signs of recovery from the 2001-2002 crisis. Net assets have shown an upward trend since 2004. The quality of these bank assets, as well as bank profitability, have also improved since 2002. Deposits have dramatically increased, with the 2007 year-end total deposits more than double those at the end of 2002.

          Private sector lending has steadily increased over the past four years and mortgage lending, in particular, grew 41.3% in 2007. As of June 30, 2008:

•	loans to the private sector increased 38.0% to Ps.120.8 billion, as compared to the same date in 2007;

•	peso-denominated loans increased 34.9% to Ps.111.8 billion, as compared to the same date in 2007;

•	mortgage guaranteed loans increased 38.9% to Ps.15.7 billion, as compared to the same date in 2007; and

•	consumer credit lines increased 53.3% to Ps. 38.4 billion, as compared to the same date in 2007.

          There are still some vulnerabilities in the financial sector, such as the declining but still high exposure of banks to the public sector. To address these vulnerabilities, the Central Bank has created new incentives to stimulate the mortgage market and increase lending to the private sector. For example, the Central Bank eased capital requirements for mortgage loans up to Ps.200 million and introduced streamlined systems of screening and credit scoring for mortgage lenders. Also, the Central Bank recently restricted banks’ ability to lend to the public sector. Since July 2007, lending to the public sector cannot compose more than 35% (reduced from 40%) of a bank’s total loan portfolio. The Central Bank expects these and other policies to continue improving the financial sector over the short term.

          The following tables set forth the assets and liabilities of the Argentine financial system as of the dates specified.

Total Assets and Liabilities of the Financial System by Type of Institution
(in millions of pesos)

	As of December 31,

	2003		2004		2005		2006		2007

State-owned banks (1)
Assets	Ps.	73,171	Ps.	85,677	Ps.	92,064	Ps.	102,486	Ps.	117,079
Liabilities		66,954		77,436		82,912		91,478		104,948

Net		6,217		8,241		9,153		11,008		12,132
Private banks
Assets		112,015		125,194		127,837		152,414		175,509
Liabilities		97,268		110,389		110,891		131,476		152,153

Net		14,747		14,805		16,947		20,938		23,356
Financial entities other than banks
Assets		1,688		1,692		2,061		3,483		5,374
Liabilities		702		858		1,242		2,415		4,039

Net		987		834		819		1,068		1,335
Total assets and liabilities
Assets		185,904		212,562		221,963		258,384		297,961
Liabilities		163,078		188,683		195,045		225,369		261,139

Total net	Ps.	22,826	Ps.	23,879	Ps.	26,918	Ps.	33,014	Ps.	36,823

(1)	Includes National, provincial and municipal banks.
Source: Central Bank.

Total Assets and Liabilities in the Financial System by Type of Institution
(% change from previous period)

	As of December 31,

	2003	2004	2005	2006	2007

State-owned banks:(1)
Assets	2.8%	17.1%	7.5%	11.3%	14.2%
Liabilities	8.4	15.7	7.1	10.3	14.7

Net	(33.9)	32.5	11.1	20.3	10.2
Private banks:
Assets	(2.3)	11.8	2.1	19.2	15.2
Liabilities	(1.7)	13.5	0.5	18.6	15.7

Net	(5.7)	0.4	14.5	23.6	11.5
Financial entities other than banks:
Assets	(5.1)	0.2	21.9	69.0	54.3
Liabilities	(3.3)	22.2	44.9	94.4	67.3

Net	(6.3)	(15.5)	(1.8)	30.4	25.0
Total assets and liabilities:
Assets	(0.9)	14.3	4.4	16.4	15.3
Liabilities	1.0	15.7	3.4	15.5	15.9

Total net	(12.5%)	4.6%	12.7%	22.6%	11.5%

(1)	Includes National, provincial and municipal banks.
Source: Central Bank.

          Assets

          In 2003, total assets of the financial system (if measured in U.S. dollars) increased 14.2% to U.S.$63.7 billion. In peso terms, however, total assets decreased 0.9%, from Ps.187.5 billion on December 31, 2002 to Ps.185.9 billion on December 31, 2003. This decrease in assets resulted from the following factors:

•

a decrease in credit to the non-financial private sector. This decrease was primarily attributable to the measures that the Government adopted following the pesification and devaluation, including the CER adjustment in August 2002 of a portion of outstanding loans to the non-financial public sector;

•	the permitted use of Government securities for payment through May 2002 of certain unpaid and overdue debt obligations; and

•	the permitted use of Cedros and Boden Depositor to pay certain debts to financial institutions.

          From 2004 to 2007, total assets of the financial system (measured in U.S. dollars) increased steadily by 12.2% in 2004, to U.S.$71.4 billion; 2.4% to U.S.$73.2 billion in 2005, 14.9% to U.S.$84.2 billion, in 2006 and 12.3% to U.S.$94.5 billion in 2007.

          Throughout the period starting in 2003, with the beginning of the economic recovery, the growth of financial system assets reflected improving confidence in the financial system and rising economic activity.

          Loan Portfolio and Risk Profile

          In 2003, outstanding credit to the non-financial private sector continued to decline. This decline was offset in part by an increase in domestic demand, which led to more loans to individuals and short-term loans to businesses, and in part by the stabilization of the peso, which, coupled with the creation of a new CER-adjusted loan instrument, decreased banks’ uncertainty with respect to lending (thereby driving down interest rates). In 2003, total credit decreased 19.5% to Ps.58.6 billion, reflecting reduced credit to both the private and public sectors.

          In 2004, the total level of credit provided by Argentina’s financial system began to show signs of recovery. The recovery was primarily a result of rising confidence in the financial system after the crisis, and the general improvement in economic activity, which resulted in an increase in loans to individuals and businesses. Outstanding credit to the non-financial private sector increased 22.9% to Ps.41.1 billion. Total credit increased 12.7% to Ps.66.1 billion.

          The trend continued in 2005, with an increase of 36.1% in outstanding credit to the non-financial private sector. Total credit in that period also increased 19.9%, from Ps.66.1 billion as of December 31, 2004, to Ps.79.2 billion as of December 31, 2005. During 2006, credit continued to increase. As of December 31, 2006, outstanding credit to the non-financial private sector had increased 39.3% to Ps.77.8 billion and total credit had increased 26.1% to Ps.99.9 billion. This increase was also caused primarily by the improvement in the levels of economic activity.

          During 2007, credit continued to increase. As of December 31, 2007, outstanding credit to the non-financial private sector had increased 41.8% to Ps. 110.3 billion and total credit had increased 28.2% to Ps.128.1 billion. Consumer financing continued to grow, although at a slower pace than in 2006. Foreign currency loans to private sector also increased in 2007, mainly due to financing of exports.

          In 2002, following the Government’s default on its debt, credit to the public sector increased 95.4% to Ps.44.3 billion, which was provided primarily by state-owned banks to finance the public sector’s fiscal deficits. In 2003, credit to the public sector decreased 25.1% to Ps.33.2 billion and in 2004, decreased 7.1 to Ps.30.9 billion. These decreases reflected the fiscal surplus achieved by the Government in each of those years. The trend continued during 2005, 2006 and 2007, and credit to the non-financial public sector decreased 16.3% to Ps.25.8 billion as of December 31, 2005, 19.2% to Ps.20.9 billion as of December 31, 2006, and 19.7% to Ps.16.7 billion as of December 31, 2007.

          During the first quarter of 2008, peso-denominated loans to the non-financial private sector increased 40.6% to Ps.93.6 billion and the U.S. dollar-denominated loans increased 35.3% when compared to the same period of 2007 to U.S.$ 5.4 billion. This increase resulted primarily from financings related to export activity. During the first quarter of 2008, peso-denominated personal loans had increased 10.7%, as compared to December 28, 2007.

          The recovery of the economy and the stabilization of the exchange rate in 2003 also had a positive effect on the risk classification of the assets of the financial system, with fewer than 1% of outstanding loans classified as irrecoverable in 2003. Risk classification remained stable from 2004 through 2007, with fewer than 1% of all outstanding loans classified as irrecoverable throughout that period.

          The following tables set forth loan data by type of institution in the financial sector as of the dates specified.

Outstanding Loans by Type of Financial Institution
(in millions of pesos)

	As of December 31,

	2003		2004		2005		2006		2007

State-owned banks(1)	Ps.	17,529	Ps.	19,096	Ps.	24,472	Ps.	30,211	Ps.	37,395
Private banks		40,647		46,155		53,326		67,066		86,533
Financial entities other than banks		492		866		1,444		2,663		4,150

Total	Ps.	58,668	Ps.	66,117	Ps.	79,241	Ps.	99,940	Ps.	128,078

(1)	Includes National, provincial and municipal banks.
Source: Central Bank.

Outstanding Loans by Type of Financial Institution
(as a % of total)

	As of December 31,

	2003	2004	2005	2006	2007

State-owned banks(1)	29.9%	28.9%	30.9%	30.2%	29.2%
Private banks	69.3	69.8	67.3	67.1	67.6
Financial entities other than banks	0.8	1.3	1.8	2.7	3.2

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes National, provincial and municipal banks.
Source: Central Bank.

Allocation of Outstanding Loans by Sector
(in millions of pesos)

	As of December 31,

	2003		2004		2005		2006		2007

Non-Financial public sector	Ps.	33,228	Ps.	30,866	Ps.	25,836	Ps.	20,874	Ps.	16,772
Financial sector (public and private)		1,417		1,697		2,450		4,962		5,030
Non-Financial private sector		33,398		41,054		55,885		77,832		110,354
Provisions for doubtful accounts		(9,374)		(7,500)		(4,930)		(3,728)		(4,080)

Total	Ps.	58,668	Ps.	66,117	Ps.	79,241	Ps.	99,940	Ps.	128,078

Source: Central Bank.

Allocation of Outstanding Loans by Sector
(% change from previous year)

	As of December 31,

	2003	2004	2005	2006	2007

Non-Financial public sector	(25.1)%	(7.1)%	(16.3)%	(19.2)%	(19.7)%
Financial sector (public and private)	(28.6)	19.8	44.3	102.5	1.4
Non-Financial private sector	(13.2)	22.9	36.1	39.3	41.8
Provisions for doubtful accounts	(21.6)	(20.0)	(34.3)	(24.4)	9.4

Total	(19.5)%	12.7%	19.9%	26.1%	28.2%

Source: Central Bank.

          The following table sets forth information regarding loans of the financial system by risk category and type of institution.

Risk Classification of Aggregate Assets of the Financial System
by Type of Institution
(as a % of total loans, as of December 31, 2006)

	Public Banks(7)	Private Banks	Financial Companies	Credit Unions	Financial System

Risk category:
Current(1)	95.2%	96.6%	90.6%	84.5%	96.0%
Potentially Problematic:
Under observation and inadequate payment(2)	1.6	1.3	3.2	5.0	1.4
Under negotiation or restructuring(3)	1.3	0.6	1.9	3.2	0.9
Problematic(4)	0.5	0.9	2.5	4.0	0.9
Insolvent(5)	1.4	0.5	1.5	3.2	0.8
Irrecoverable(6)	0.1	0.1	0.2	0.1	0.1

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)

Loans where financial condition of debtor demonstrates its ability to meet financial obligations. The Superintendent of Financial Institutions requires loan-loss reserves of 1% for current loans (secured and unsecured).

(2)

Loans where financial condition of debtor demonstrates its ability to currently meet financial obligations, although external circumstances exist which, if not corrected, could compromise the debtor’s ability to fulfill its obligations in the future. The Superintendent of Financial Institutions requires loan-loss reserves of 3% (with guarantees) and 5% (without guarantees) for these loans.

(3)

Loans to debtors that have entered into restructuring negotiations within 60 days of declaring their inability to meet certain financial obligations. The Superintendent of Financial Institutions requires loan-loss reserves of 6% (with guarantees) and 12% (without guarantees) for these loans.

(4)

Loans where inability of debtor to meet its financial obligations would result in significant financial losses to the lender. The Superintendent of Financial Institutions requires loan-loss reserves of 12% (with guarantees) and 25% (without guarantees) for these loans.

(5)

Loans where there is a high probability that debtor would become insolvent upon meeting its financial obligations. The Superintendent of Financial Institutions requires loan-loss reserves of 25% (with guarantees) and 50% (without guarantees) for these loans.

(6)

Loans where financial condition of debtor demonstrates low probability that payments in default may be recovered. The Superintendent of Financial Institutions requires loan-loss reserves of 50% (with guarantees) and 100% (without guarantees) for these loans.

(7)	Includes National, provincial and municipal banks.
Source: Central Bank.

          Deposits

          In 2003, the ongoing recovery of the Argentine economy, the appreciation of the peso, the reduction in inflation and the improved liquidity of the financial system resulted in a rise in the total amount of deposits. As of December 31, 2003, total deposits had increased 26.2% to Ps.94.6 billion, compared to Ps.75.0 billion as of December 31, 2002. All types of deposits of the non-financial private sector increased in 2003, led by an increase of 74.2% in long term deposits and 143.0% in savings accounts, reflecting a shift toward longer-term instruments as investor confidence in the financial sector continued to recover.

          In 2004, total deposits in Argentina’s banking system increased 23.3% to Ps.116.7 billion. Non-financial public sector deposits increased 97.1% and non-financial private sector deposits increased 8.2% during this period. The increase in deposits of the non-financial private sector reflected a 20.9% increase in demand deposits and a 45.3% increase in savings accounts. Term deposits increased 5.8% during this period. The continued increase in deposits reflected the improvement of the fiscal accounts, and the general improvement in economic activity.

          During 2005, the total deposits of the non-financial public sector continued to be high relative to levels during the crisis. During that period, deposits of the non-financial public sector increased only 7.5% (a lower rate of increase than in previous years), mainly as a result of the substantial cash payment that the Government made in connection with the 2005 Debt Exchange. Deposits by the non-financial private sector increased 20.6% in 2005, from Ps.84.3 billion as of December 31, 2004 to Ps.101.6 billion as of December 31, 2005. Demand deposits increased 27%, deposits in savings accounts increased 22.7% and term deposits increased 22.6% in that period. Total deposits in Argentina’s banking system increased 17% in 2005.

          During 2006, non-financial public sector deposits increased 33.7% from 2005 to 2006. Deposits by the non-financial private sector increased 22.3%, demand deposits increased 14.5%, deposits in savings accounts increased 26.2% and term deposits increased 26.7% in 2006. The increase in deposits in 2006 reflected the improvement of public sector finances and the high levels of economic activity.

During 2007, deposits continued their upward trend:

•	total peso-denominated deposits increased 19.1% to Ps.177.3 billion;

•	peso-denominated deposits by the non-financial public sector increased 10.3% to Ps.47.5 billion;

•	peso-denominated deposits by the non-financial private sector increased 22.7% to Ps.129.7 billion; and

•	total U.S. dollar-denominated deposits increased 31.8% to U.S.$7.2 billion.

During the first quarter of 2008:

•	total peso-denominated deposits increased 21.2% to Ps.189.8 billion as compared to the same period of 2007;

•	peso-denominated deposits by the non-financial public sector increased 16.4% to Ps.52.0 billion as compared to the same period of 2007;

•	peso-denominated deposits by the non-financial private sector increased 23.0% to Ps.137.5 billion as compared to the same period of 2007; and

•	total U.S. dollar-denominated deposits increased to U.S.$7.6 billion.

          The following tables set forth information on total deposits in the financial sector as of the dates specified.

Deposits by Type of Financial Institution
(in millions of pesos)

	As of December 31,

	2003		2004		2005		2006		2007

State-owned banks(1)	Ps.	44,732	Ps.	55,680	Ps.	61,708	Ps.	76,307	Ps.	88,064
Private banks		49,687		60,765		74,495		94,095		116,719
Financial entities other than banks		216		211		289		496		767

Total	Ps.	94,635	Ps.	116,655	Ps.	136,493	Ps.	170,898	Ps.	205,551

(1)	Includes National, provincial and municipal banks.
Source: Central Bank.

Deposits by Type of Financial Institution
(as a % of total)

	As of December 31,

	2003	2004	2005	2006	2007

State-owned banks(1)	47.3%	47.7%	45.2%	44.7%	42.8%
Private banks	52.5	52.1	54.6	55.1	56.8
Financial entities other than banks	0.2	0.2	0.2	0.3	0.4

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes National, provincial and municipal banks.
Source: Central Bank.

Deposits by Sector and by Type of Deposit
(in millions of pesos)

	As of December 31,

	2003		2004		2005		2006		2007

Non-financial public sector	Ps.	16,097	Ps.	31,720	Ps.	34,108	Ps.	45,610	Ps.	48,556
Financial sector (public and private)		677		670		737		944		1,147
Demand Deposits		17,172		20,763		26,362		30,186		38,920
Savings Accounts		14,624		21,243		26,057		32,891		43,050
Term Deposits		34,280		36,264		44,445		56,309		68,099
Others		11,786		5,996		4,785		4,045		4,980

Total non-financial private sector		77,862		84,266		101,647		124,345		155,848
Total Deposits	Ps.	94,635	Ps.	116,655	Ps.	136,493	Ps.	170,898	Ps.	205,551

Source: Central Bank.

Deposits by Sector and by Type of Deposit
(% change from previous year)

	As of December 31,

	2003	2004	2005	2006	2007

Non-financial public sector	89.4%	97.1%	7.5%	33.7%	6.5%
Financial sector (public and private)	134.2	(1.0)	10.1	27.9	21.5
Demand Deposits	7.9	20.9	27.0	14.5	28.9
Savings Accounts	143.0	45.3	22.7	26.2	30.9
Term Deposits	74.2	5.8	22.6	26.7	20.9
Others	(52.1)	(49.1)	(20.2)	(15.5)	23.1

Total non-financial private sector	17.6	8.2	20.6	22.3	25.3
Total Deposits	26.2%	23.3%	17.0%	25.2%	20.3%

Source: Central Bank.

Interest Rates

          Interest Rates on Bank Loans

          From 2004 to 2007, the Central Bank gradually raised interest rates as part of its restrictive monetary policy. As of December 31, 2007, the average prime rate on peso-denominated 30-day loans was 11.0% and the interbank rate on peso-denominated loans was 8.7%.

          The following table sets forth information regarding average interest rates on bank loans for the periods specified.

Interest Rates on Bank Loans
(nominal annual interest rate)

	2003	2004	2005	2006	2007

Domestic currency:
Interbank(1)	3.8%	2.0%	4.4%	7.2%	8.7%
Prime(2)	19.1	6.8	6.3	8.6	11.02

Foreign currency:
Interbank(1)	0.4%	0.6%	1.5%	2.7%	4.03%
Prime(2)	n/a	n/a	n/a	n/a	n/a

(1)	Average interbank rate.
(2)	Average prime rate. Represents 30-day prime rate.
Source: Central Bank.

          Interest Rates on Deposits

          In 2003, interest rates on deposits decreased primarily due to the increase in deposits that stemmed from the renewed confidence in the banking sector and stability in the peso’s exchange rate. In 2003, average rates on peso-denominated deposits decreased to 2.5% and average rates on foreign-currency denominated deposits decreased to 0.9%.

          In 2004, interest rates dropped sharply. In 2004, peso-denominated interest rates on term deposits averaged 2.8% (compared to 10.4% the year before) while the average interest rate for savings accounts was 0.7%. For dollar-denominated deposits, the average term deposit interest rate reached 0.4%, while the figure for savings accounts was 0.1%.

          In 2005, interest rates on peso-denominated deposits showed an increase, reflecting a more restrictive monetary policy. The average interest for term deposits rose from 2.8% to 4.2%. Interest rates in foreign currency-denominated deposits remained stable, showing only a slight decrease.

          During 2006, interest rates continued to rise. As of December 31, 2006, the average interest for term deposits had increased from 4.2% to 6.7%. For dollar-denominated deposits, the average term deposit interest rate rose from 0.6% to 1.0%. As in 2005, the implementation of a more restrictive monetary policy caused the rise in interest rates.

          The nominal annual interest rate on peso-denominated deposits (total of all term deposits) rose from 6.7% as of December 31, 2006, to 8.2% as of December 31, 2007, and nominal annual interest rate on U.S. dollar-denominated term deposits rose from 1.0% to 1.4% for the same period. The nominal annual interest rate on peso-denominated deposits of more than Ps.1 million (“BADLAR”) increased from 9.8% as of December 31, 2006, to 13.5% as of December 31, 2007.

          During the first four months of 2008, the nominal annual peso-denominated interest rate on term deposits decreased to 8.0% while U.S. dollar-denominated interest rate on term deposits remained stable at 1.4%. During the first four months of 2008, the BADLAR rate (as defined above) decreased to 8.7%.

          Nominal annual interest rates on peso-denominated personal loans rose from 24.6% as of December 31, 2006, to 29.9% as of December 31, 2007. Average interest rates on peso-denominated mortgage loans increased from 11.8% to 12.1 % in 2007.

          During the first four months of 2008, nominal average interest rate on peso-denominated personal loans decreased to 27.5%, while during the same period, average interest rate on peso-denominated mortgage loans remained stable at 12.1%.

          The following table sets forth information regarding average interest rates on bank deposits for the periods specified.

Interest Rates on Deposits and LEBACs
(nominal annual interest rate)

	2003	2004	2005	2006	2007

Domestic currency:
Savings deposits	1.3%	0.7%	0.8%	0.8%	0.6%
Term deposits(1)	10.4	2.8	4.2	6.7	8.2
Average deposit rate(2)	2.5	0.9	1.0	1.2	1.2
LEBAC(3)	8.3	5.9	6.2	8.1	10.3

Foreign currency:
Savings deposits	0.9	0.1	0.1	0.1	0.1
Term deposits(1)	0.8	0.4	0.6	1.0	1.4
Average deposit rate(2)	0.9	0.4	0.2	0.2	0.2
LEBAC(4)	n/a	0.0%	3.9%	5.2%	5.2%

(1)	Weighted average interest rate on all term deposits.
(2)	Weighted average interest rate on term deposits plus savings deposits.
(3)

Average annual rate using 14-day LEBACs issued through November 2002 and from November 2002 to June 30, 2003, to end June using the average rate on 28- and 35-day. Years 2004, 2005, 2006 and 2007 all-term LEBAC rates.

(4)	All-term average rate for years 2005, 2006 and 2007.
Source: Central Bank.

Securities Markets

          Since the early 1990s, Argentina has had active bond and equities markets. Trading on the Argentine stock market is dominated by Government bonds, followed by trading of corporate equity securities and corporate bonds. Trading of other instruments such as futures and options represents only a small portion of market activity, although futures trading has increased somewhat since mid-2002 due to the development of the futures trading market.

          Regulation of the Securities Markets

          The markets are regulated by the Comisión Nacional de Valores (National Securities Commission, or “CNV”), the stock exchanges and Caja de Valores, a clearinghouse. The CNV regulates all agents that carry out transactions in Argentina’s public securities markets and has the authority to regulate and control the public offering of all securities, other than the primary issue of Government securities. There are 10 stock exchanges in Argentina, six of which are authorized to quote securities: Buenos Aires, Córdoba, Mendoza, Del Litoral (Santa Fe), La Rioja and Rosario. The oldest and largest is the Buenos Aires Stock Exchange, which was founded in 1854. Argentina also has an electronic trading system known as the Mercado Abierto Electrónico or “MAE,” on which bonds also trade. In addition, several rating agencies operate in Argentina.

          Beginning in 1989, the Government introduced substantial reforms in the capital markets to promote foreign investment. The elimination of restrictions on foreign capital transactions allowed foreign investors greater access to the Argentine securities markets. The Government subsequently created a framework to permit the introduction of non-bank financial products into the financial system, increasing the number of alternative investment vehicles available to foreign investors. During the 1990s, Argentina’s active bond and equities markets attracted significant amounts of portfolio investment from abroad, fueling the expansion of the country’s capital markets.

          In 2003, the Merval Index rose 104.2% to 1072 points, as the economic recovery fueled increased investment and as investors turned back to the bond and equities markets as alternatives to Argentina’s banking system.

          In 2004 and 2005, the Merval Index continued its upward trend, surpassing the 1500 point barrier, primarily as a result of the economic recovery, which fuelled an increase in domestic investment. The index accumulated an increase of 28.3% in 2004 and 12.2% in 2005. In 2006, the Merval Index accumulated an increase of 35.5%. In 2006, the total value, or market capitalization, of Argentina’s securities markets for equities was U.S.$400.5 billion.

          In 2007, the Merval index decreased 2.9%, as compared to an increase of 35.5% in 2006. In the first quarter of 2008, the Merval index increased 2.2%, as compared to an increase of 0.6% in the first quarter of 2007. The total value, or market capitalization, of Argentina’s securities markets for equities as of March 31, 2008 was U.S.$533.7 billion, as compared to U.S.$562.7 billion as of December 31, 2007.

          Pension Funds and Mutual Funds

          Individuals, pension funds and mutual funds constitute the largest groups of investors in Argentina’s capital markets. Argentine law limits investment by banks and insurance companies in the equity markets. The development of mutual funds and the increase in the assets of Argentine institutional pension funds have created a broader domestic capital market and increased the level of activity on the Buenos Aires Stock Exchange. Since the reform of the social security system in 1994, total assets managed by pension funds have grown significantly.

          Several Government measures in 2001 and 2002 significantly affected the assets of Argentina’s pension funds. These measures included:

•	the pesification of previously foreign-currency denominated Government debt securities held by the pension funds;

•	the replacement of certain deposit accounts owned by the pension funds by Boden; and

•	the replacement of other assets with Government guaranteed loans.

          Additionally, during the economic crisis private pension funds were invested heavily in Government debt instruments. The Government’s suspension of debt payments encompassed a substantial portion of the Government debt held by the private pension funds.

          In 2003, total assets managed by pension funds increased 17.2% from Ps.40.1 billion at December 31, 2002, to Ps.47 billion at December 31, 2003. This increase was primarily attributable in part to the rise in mandatory contributions from employees from 5.0% to 7.0% of their salaries and to a lesser extent to the general increase in contributions attributable to an increase in wages in Argentina.

          In 2004, pension funds’ assets increased 15.5% to Ps.54.2 billion as a result of the increase in available funds and in investments. This also led to a 25.5% growth in pension funds’ assets in 2005. During 2006, the assets of the pension funds grew 32.0% to Ps.89.6 billion. This increase was primarily the result of the decrease of available funds and the increase in investments. In 2007, the assets of the pension funds grew 5.1% to Ps.94.2 billion.

          As of December 31, 2003, the investment portfolio of the pension funds increased to Ps.47.0 billion, of which 66.0% was in public securities issued by the national government, 11.1% was in equity in private corporations and 9.7% was in foreign-issued securities. During 2004, the investment portfolio of the pension funds increased to Ps.54.2 billion, of which 59.1% was in public securities issued by the national government, 12.2% was in equity in private corporations and 4.1% was in investments in mutual investment funds. As of December 31, 2005, the investment portfolio of the pension funds increased to Ps.67.9 billion, of which 55.6% was in public securities issued by the national government, 12.8% was in equity in private corporations and 8.9% was in foreign-issued securities. As of December 31, 2006, the investment portfolio of the pension funds had increased to Ps.89.6 billion, of which 51.9% was in public securities issued by the national government, 12.2% was in equity in private corporations and 9.7% was in investments in mutual investment funds. As of December 31, 2007, the investment portfolio of the pension funds had increased to Ps. 94.2 billion, of which 50.6% was in public securities issued by the national government, 14.5% was in equity in private corporations and 9.7% was in investments in mutual investment funds.

          Argentina’s mutual funds currently account for a relatively small portion of total funds invested in Argentina’s capital markets. In 2002, mutual fund investments fell to U.S.$1.0 billion as a result of a 93% decline in certificates of deposit denominated in U.S. dollars held by a number of mutual funds and a decline of more than 50% in U.S. dollar-denominated fixed income and equity funds.

          Government Bonds

          The Argentine bond market is dominated by Government securities. The Treasury bond market, established by the Government in 1994, is supervised and managed by the Treasury. Prior to the establishment of the Argentine Treasury bond market, the short- to medium-term peso debt market was composed exclusively of certificates of deposit. CRYL, a clearinghouse managed by the Central Bank, handles Treasury bond issues. The Government publishes an annual timetable for the regular public auction of Treasury bonds. For a description of the types of domestic bonds issued by the Government see “Public Debt—Domestic Debt.”

          Corporate Bonds

          Corporate bonds are issued in bearer or registered form and may be repaid in local or foreign currency, according to the terms and conditions of their issuance. Interest rates on corporate bonds may be fixed or floating and can vary substantially with market conditions and the creditworthiness of the issuer. Prior to the devaluation of the currency in January of 2002, most corporate bonds were denominated in U.S. dollars. Given that most of such issuances were contractually foreign-law governed, they were not subject to pesification and maintain their original foreign-currency denominated face value.

          The economic crisis and the devaluation of the currency had a significant impact on Argentine companies’ ability to make payments on their debt obligations. Companies with foreign-currency denominated debt obligations generally were negatively affected because their debts became more expensive to service in peso terms.

          During 2002 and 2003, approximately 46 Argentine companies with listed securities defaulted on their debt obligations. As of December 31, 2002, approximately U.S.$1.7 billion of corporate bonds were in default and as of December 31, 2003, approximately U.S.$0.4 billion were in default. During 2002 and 2003, approximately 18 Argentine companies with listed debt securities were either forced into or voluntarily filed for some form of bankruptcy proceedings and reached successful agreements. A number of bankruptcy proceedings were channeled through a new legal mechanism (an Acuerdo Preventivo Extrajudicial, known as an “APE”) which is an out-of-court agreement that requires the approval of holders of two-thirds of the outstanding principal and accrued interest on existing debt and of holders representing a majority in number of the holders of its existing debt. The agreement must be submitted to an Argentine court for approval, which is required for the agreement to be binding on all unsecured creditors.

          Equities

          The Argentine equities market is regulated by the CNV. The stock exchanges set the rules that companies must follow in order to list their equity securities on those exchanges.

          The number of listed companies in Argentina declined from 107 as of December 31, 2002, to 102 as of March 31, 2008. The decline was primarily due to foreign acquisitions that led to the delisting of the acquired company, as well as merger activity and the effects of the economic crisis. Trading volumes decreased during the crisis but have increased significantly from U.S.$29.1 billion as of December 31, 2003, to U.S.$67.0 billion as of December 31, 2007.

          The following table sets forth certain data regarding the market capitalization and average daily trading volume on the Buenos Aires Stock exchange as of the dates specified.

Market Capitalization and Traded Amount
on the Buenos Aires Stock Exchange
(in millions of U.S. dollars, unless otherwise specified)

	As of December 31,

	2003		2004		2005		2006		2007

Market Capitalization (in billions of U.S.$)	U.S.$	185.2	U.S.$	232.0	U.S.$	254.4	U.S.$	400.5	U.S.$	562.7
Average Daily Traded Amount		117.0		111.5		198.8		173.1		272.8
Shares		11.7		18.0		25.7		20.0		28.5
Corporate bonds		0.2		1.0		4.9		1.6		1.7
Public bonds		46.8		62.3		131.4		108.8		191.6
Others(1)		58.3		30.1		36.7		42.8		50.9
Total Traded Amount		29,138		28,094		50,099		42,762		67,101.4
Shares		2,924		4,541		6,475		4,929		7,023
Corporate Bonds		51		255		1,247		395		421
Public Bonds		11,645		15,711		33,118		26,875		47,131
Others(1)	U.S.$	14,518	U.S.$	7,587	U.S.$	9,259	U.S.$	10,563	U.S.$	12,526

(1)	Includes Mutual Funds, Index Futures, Options and others.
Source: Buenos Aires Stock Exchange.

PUBLIC SECTOR FINANCES

Scope and Methodology

          Argentina’s public sector comprises national, provincial and municipal entities. The national entities are divided into the non-financial public sector and the financial public sector. The non-financial public sector consists of the National Administration, state-owned enterprises and certain special-purpose fiduciary funds. The National Administration, in turn, is composed of the Central Administration, decentralized agencies and social security institutions (including former provincial pension funds). The financial public sector consists of the Central Bank, the Banco de la Nación Argentina, the Banco de Inversión y Comercio Exterior (Foreign Investment and Trade Bank, or “BICE”) and thirteen other public financial entities (including provincial and municipal banks).

          The chart below sets forth the organizational structure of Argentina’s public sector.

          The Central Administration is comprised of the institutions of the executive, legislative and judicial branches of the Government, including the public ministries. Decentralized agencies include governmental institutions, such as the Administración Federal de Ingresos Públicos, or “AFIP” – the agency that administers the Government’s tax collections and customs – with a budget, revenues and expenditures separate from the Central Administration. The national social security institutions consist of the National Social Security Administration, the Armed Forces Pension Fund and the Federal Police Pension Fund. To date, ten provinces and two municipalities, including the City of Buenos Aires, have transferred their social security obligations to the National Administration. See “—Social Security.” These former provincial obligations are currently managed by the National Social Security Administration.

          The national public accounts reflect the consolidated results of the non-financial public sector. Transfers from the Central Bank to the National Treasury, however, are included in the Government’s fiscal revenues. Argentina’s provincial and local authorities are independent from the federal government and maintain separate fiscal accounts. Accordingly, the fiscal results of the provinces and local governments are not reflected in the national public accounts. The Central Administration, however, is legally required to transfer a portion of its revenues to the provinces and from time to time has also provided to the provinces other forms of financial assistance. See “—Fiscal Relations With the Provinces.”

          Except as otherwise specified in the discussion below, the national public accounts are presented using a cash-basis method, which computes revenues and expenditures in the period in which cash flows take place, regardless of the period in which they were accrued. In the discussion of the National Public Accounts below, we refer to the national non-financial public sector as the Government. Additionally, we refer to the fiscal balance of the non-financial public sector, excluding interest payments and proceeds from privatizations, as the primary balance. This primary balance does not reflect the issuance of Bocones, which the Government issues to pay for a portion of its expenditures. Fiscal revenues (unless otherwise specified) exclude proceeds from privatizations. The overall balance of the non-financial public sector includes interest payments and any proceeds from privatizations, unless otherwise specified.

National Public Accounts

          Fiscal Policy: After the crisis

          Towards the end of the 1990s, in the face of the impending economic crisis, the Government implemented a series of austerity measures aimed at reducing the fiscal deficit. Despite the Government’s efforts to improve its finances, fiscal measures proved ineffective, as both the Government’s finances and the economy deteriorated significantly. In January 2002, the Convertibility Regime was brought to an end and the Government decided to defer payments on a substantial portion of its debt. Following the end of the Convertibility Regime and the deferral of debt payments, the Government partly retreated from some of the austerity measures of prior years. The deferral of debt payments significantly altered the Government’s fiscal results, narrowing the overall deficit by 48.7% in 2002, as compared to 2001. It also sought to bolster its finances through a variety of export taxes, anticipating an increase in exports as a result of the devaluation of the peso. For a description of these taxes, see “Foreign Trade and Balance of Payments—Trade Regulation.”

          On the expenditure side, the Government increased pensions and salaries to public employees, and issued bonds (Boden 2008, known as Boden Restitution) as compensation for these unpaid wages and a portion of these pensions. Most unpaid pensions, however, were paid in cash in pesos. Additionally, the Government introduced a number of social support programs designed to ameliorate poverty. The most prominent of these was the Head of Households Program sponsored by the World Bank, in which unemployed heads of households receive monthly Government allowances for working in certain community-service programs and public-works projects. See “The Argentine Economy—Employment and Labor—Unemployment and Underemployment.”

          In February 2002, the Government also entered into a new revenue-sharing agreement with the provinces that eliminated fixed transfers and reverted to a percentage-based system. See “—Fiscal Relations With the Provinces—Revenue Transfers.”

          In 2003, the Government eliminated most of the tax relief measures adopted under the Competitiveness Plan of 2001—a series of measures that granted benefits to specific industries that were most vulnerable in the recessionary context—and implemented tax reform measures designed to deter widespread tax evasion. At the same time, the Government sought to maintain fiscal discipline by applying inflation adjustments only to Government expenditures that constituted essential necessities (such as wage adjustments for the lowest-paid public sector employees, which took effect in December 2004, and increases in minimum public pension payments). Additionally, the Government implemented targeted increases of capital expenditures and increased transfers to the energy sector in order to limit the impact of Argentina’s developing energy crisis.

          Due to higher-than-expected fiscal results during 2004, the Government implemented the following measures in order to stimulate consumption and reduce the growing demand for wage increases:

•

a 50% increase in Social Security payments to workers who are heads of households with dependents (asignaciones familiares), beginning on October 1, 2004. The Government also raised the salary limit necessary to qualify for these payments;

•

a one-time Ps.75 increase in the monthly economic aid package provided to the beneficiaries of the Heads of Households Program and the Vulnerable Groups Assistance Program (Programa de Atención a Grupos Vulnerables), to be paid in December 2004. The Vulnerable Groups Assistance Program provides social services to women who are heads of households, at-risk youths, senior citizens, people with disabilities and the indigenous population;

•	a one-time, Ps.200 increase in social security payments; and

•

in 2004, the Ministry of Employment and Social Security made a first adjustment to the minimum wage to Ps.450 per month for public and private full-time employees, and Ps.2.25 per hour (excluding family expenses) for public and private part-time employees. In 2005, the Ministry of Employment and Social Security increased the minimum wage payable to private and public sector employees, through gradual increments, to reach Ps.800 per month in November 2006.

Evolution of Fiscal Results: 2003-2007

The following tables set forth the national public accounts for the periods specified.

National Public Accounts
(in millions of pesos)

	2003		2004		2005		2006		2007

Fiscal revenue:
Current revenue:
National Administration taxes(1)	Ps.	60,738	Ps.	83,584	Ps.	102,041	Ps.	124,226	Ps.	164,043
Social security tax(1)		11,689		14,640		18,587		25,606		44,721
Net operating result from state-owned enterprises		(33)		(150)		78		(264)		(387)
Other non-tax revenue (2)		4,677		6,735		5,452		8,371		9,653
Capital revenue (3)		81		110		164		298		224

Total fiscal revenues	Ps.	77,152	Ps.	104,917	Ps.	126,322	Ps.	158,237	Ps.	218,254

Primary Expenditures:(4)
Current expenditures:
National Administration wages		8,745		9,516		11,343		14,325		18,615
Goods and services		2,825		3,456		4,679		4,859		6,411
Social security		19,464		22,877		24,905		32,190		50,461
Transfers to provinces		20,576		30,575		37,727		45,040		61,347
Other transfers (5)		13,434		15,236		17,870		21,952		34,717
Other expenditures		239		133		172		254		1,130
Capital expenditures		3,191		5,792		10,004		16,460		19,903

Total primary expenditures		68,475		87,585		106,700		135,079		192,584

Primary fiscal balance	Ps.	8,677	Ps.	17,333	Ps.	19,623	Ps.	23,158	Ps.	25,670

Interest payments(6)		(6,883)		(5,703)		(10,243)		(11,542)		(16,423)

Privatization proceeds		11		28		39		7		49

Overall balance of non-financial public sector	Ps.	1,805	Ps.	11,658	Ps.	9,418	Ps.	11,623	Ps.	9,296

(1)

Figures presented in this table differ from those presented in the tables titled “Composition of Tax Revenues” because they were calculated using different methodologies and because they are published after the figures in the “Composition of Tax Revenues” table and thus reflect updated information.

(2)	Includes sale of goods and services of the public administration, operational revenues, transfers from the Central Bank, current transfers and other transfers.
(3)	Excludes revenues from privatization.
(4)

The Government pays for certain of its expenditures by issuing bonds known as Bocones. These additional expenditures are not reflected in the Government’s primary expenditures. The amount of such Bocones issued in 2003 through 2007 was Ps.2.08 billion, Ps.624.8 million, Ps.2.16 billion, Ps3.47 billion and Ps.3.1 billion, respectively.

(5)	Includes transfers to the private sector (including subsidies), to the public sector (e.g., transfers to universities) and to the Heads of Households Program.
(6)

For 2003 and 2004, includes only interest payments on debt not subject to the suspension of debt payments. For 2005, 2006 and 2007 includes interest payments on bonds issued pursuant to the 2005 Debt Exchange.

Source: Ministry of Economy.

National Public Accounts
(as a percentage of GDP)

	2003	2004	2005	2006	2007

Fiscal revenue:
Current revenue:
National Administration taxes(1)	16.2%	18.7%	19.2%	19.0%	20.2%
Social security tax(1)	3.1	3.3	3.5	3.9	5.5
Net operating result from state-owned enterprises	n.m.	n.m.	n.m.	n.m.	0.0
Other non-tax revenue (2)	1.2	1.5	1.0	1.3	1.2
Capital revenue (3)	n.m.	n.m.	n.m.	n.m.	0.0

Total fiscal revenues	20.5%	23.4%	23.7%	24.2%	26.9%

Primary Expenditures:(4)
Current expenditures:
National Administration wages	2.3%	2.1%	2.1%	2.2%	2.3%
Goods and services	0.8	0.8	0.9	0.7	0.8
Social security	5.2	5.1	4.7	4.9	6.2
Transfers to provinces	5.5	6.8	7.1	6.9	7.6
Other transfers(5)	3.6	3.4	3.4	3.4	4.3
Other expenditures	0.1	n.m.	n.m.	n.m.	0.1
Capital expenditures	0.8	1.3	1.9	2.5	2.4

Total primary expenditures	18.2%	19.6%	20.1%	20.6%	23.7%

Primary fiscal balance	2.3	3.9	3.7	3.5	3.2

Interest payments(6)	1.8	1.3	1.9	1.8	2.0

Privatization proceeds	n.m.	n.m.	n.m.	n.m.	0.0

Overall balance of non-financial public sector	0.5%	2.6%	1.8%	1.8%	1.1%

n.m. = not meaningful
(1)

Figures presented in this table differ from those presented in the tables titled “Composition of Tax Revenues” because they were calculated using different methodologies and because they are published after the figures in the “Composition of Tax Revenues” table and thus reflect updated information.

(2)	Includes sale of goods and services of the public administration, operational revenues, transfers from the Central Bank, current transfers and other transfers.
(3)	Excludes revenues from privatization.
(4)	The Government pays for certain of its expenditures by issuing bonds known as Bocones. These additional expenditures are not reflected in the Government’s primary expenditures.
(5)	Includes transfers to the private sector (including subsidies), to the public sector (e.g., transfers to universities) and to the Heads of Households Program.
(6)

For 2003 and 2004, includes only interest payments on debt not subject to the suspension of debt payments. In 2005, 2006 and 2007, it also includes interest payments on bonds issued pursuant to the 2005 Debt Exchange.

Source: Ministry of Economy.

          The figures in the discussion of fiscal results below are those presented in the immediately preceding tables, with the exception of figures for revenues from social security taxes, VAT taxes, income taxes, taxes on goods and services, and fuel taxes, all of which refer to figures presented in the table titled “Composition of Tax Revenues” presented in “—Tax Regime.”

          Fiscal Result of 2003, as compared to Fiscal Result of 2002

          Primary fiscal balance. The Government’s finances continued to improve during 2003, with the primary surplus increasing by a total of Ps.6.4 billion, or 284.6%, to Ps.8.7 billion from Ps.2.3 billion in 2002, primarily as a result of a 40.1% increase in fiscal revenues, which was partly offset by an 29.6% increase in primary expenditures.

          Fiscal revenues. In 2003, fiscal revenues (excluding proceeds from privatizations) increased 40.1% to Ps.77.2 billion, from Ps.55.1 billion in 2002, primarily as a result of an across-the-board increase in tax revenue due to the economic recovery and the Government’s efforts to reduce tax evasion. The increase in fiscal revenue reflected the following results:

•	revenues from income taxes increased 70.0% to Ps.16.2 billion, from Ps.9.5 billion in 2002;

•	VAT collections increased 37.4% to Ps.20.9 billion, from Ps.15.2 billion in 2002;

•	revenue from taxes on foreign trade increased 78.1% to Ps.11.4 billion, from Ps.6.4 billion in 2002;

•	revenues from taxes on capital increased 38.3% to Ps.7.6 billion, from Ps.5.5 billion in 2002; and

•	revenues from social security taxes increased 20.2% to Ps.10.6 billion, from Ps.8.8 billion in 2002.

          Other non-tax revenues (including sales of goods and services by the public administration, revenues from operations, revenues from properties, current transfers and other non-tax revenues), on the other hand, decreased in the aggregate by 8.5% to Ps.4.7 billion, from Ps.5.1 billion in 2002, representing 6.1% of total fiscal revenues in 2003, primarily as a result of a decrease in revenues from properties, which was partially offset by increases in other non-tax revenues.

          Primary expenditures. In 2003, primary expenditures increased 29.6% to Ps.68.5 billion, from Ps.52.8 billion in 2002, primarily as a result of an across-the-board increase in Government expenditures. The increase in primary expenditures reflected the following results:

•	transfers to the provinces increased 39.3% to Ps.20.6 billion, from Ps.14.8 billion in 2002, primarily as a result of the overall increase in fiscal revenues;

•

other transfers (including export and private sector subsidies, and transfers to autonomous public entities such as universities) increased 29.7% to Ps.13.4 billion, from Ps.10.4 billion in 2002, primarily as a result of a one-time year-end payment to beneficiaries of the Heads of Households Program and to increased transfers to the energy sector intended to reduce the impact of Argentina’s developing energy crisis on economic growth;

•

social security outlays increased 17.7% to Ps.19.5 billion, from Ps.16.5 billion in 2002, primarily as a result of an increase in the minimum public pension benefit and a retroactive increase in military wages, which increased the benefits of some retired personnel;

•	National Administration wages increased 29.0% to Ps.8.7 billion, from Ps.6.8 billion in 2002, primarily as a result of an increase in military wages; and

•	capital expenditures increased 46.2% to Ps.3.2 billion, from Ps.2.2 billion in 2002, primarily as a result of direct Government investment intended to promote economic activity.

          Overall fiscal balance. In 2003, the Government achieved its first overall fiscal surplus since 1994. This surplus totaled Ps.1.8 billion, compared to a Ps.4.5 billion deficit in 2002. The Government’s overall results improved primarily as a result of the increase in the Government’s primary balance. Interest expense on the Government’s debt increased only marginally by 1.1% to Ps.6.9 billion, although the total amount of interest payments was still 32.4% lower than at the peak of the fiscal crisis in 2001, primarily as a result of the Government’s continued suspension of debt payments on a substantial portion of its debt. There were no significant revenues from privatizations in 2003.

          Fiscal Result of 2004, as compared to Fiscal Result of 2003

          Primary fiscal balance. The Government’s finances continued to improve during 2004, with the primary surplus increasing by a total of Ps.8.6 billion, or 99.8%, to Ps.17.3 billion from Ps.8.7 billion in 2003, primarily as a result of a 36.0% increase in fiscal revenues, which was partly offset by a 27.9% increase in primary expenditures.

          Fiscal revenues. In 2004, fiscal revenues (excluding proceeds from privatizations) increased 36.0% to Ps.104.9 billion, from Ps.77.1 billion in 2003, primarily as a result of an across-the-board increase in tax revenue due to the economic recovery and the Government’s efforts to reduce tax evasion. The increase in fiscal revenue reflected the following results:

•	revenues from income taxes increased 45.7% to Ps.23.6 billion, from Ps.16.2 billion in 2003;

•	VAT collections increased 47.9% to Ps.31 billion, from Ps.20.9 billion in 2003;

•	revenue from taxes on foreign trade increased 19.7% to Ps.13.6 billion, from Ps.11.4 billion in 2003;

•	revenues from taxes on capital increased 24.4% to Ps.9.5 billion, from Ps.7.6 billion in 2003; and

•	revenues from social security taxes increased 27.9% to Ps.13.6 billion, from Ps.10.6 billion in 2003.

          Other non-tax revenues (including results from state-owned enterprises, capital revenues and other non-tax revenues), increased in the aggregate by 44.0% to Ps.6.7 billion, from Ps.4.7 billion in 2003, representing 6.4% of total fiscal revenues in 2004.

          Primary expenditures. In 2004, primary expenditures increased 27.9% to Ps.87.6 billion, from Ps.68.5 billion in 2003, primarily as a result of an across-the-board increase in Government expenditures. The increase in primary expenditures reflected the following results:

•	transfers to the provinces increased 48.6% to Ps.30.6 billion, from Ps.20.6 billion in 2003, primarily as a result of an overall increase in fiscal revenues;

•

other transfers (including export and private sector subsidies, and transfers to autonomous public entities such as universities) increased 13.4% to Ps.15.2 billion, from Ps.13.4 billion in 2003, primarily as a result of the increase in salaries of university employees, subsidies to Líneas Aéreas Federales S.A—a national airline created in 2003—and Entidad Binacional Yaciretá—a binational hydroelectric dam built on the border with Paraguay—, and transfers to provincial mutual funds;

•

social security outlays increased 17.5% to Ps.22.9 billion, from Ps.19.5 billion in 2003, primarily as a result of the gradual increase in benefits, among others a 10% increase in benefits applicable to monthly incomes up to than Ps.1,000, which was reflected in a minimum benefit of Ps.308;

•

National Administration wages increased 8.8% to Ps.9.5 billion, from Ps.8.7 billion in 2003, primarily as a result of a Ps.150 increase in monthly employees’ salaries of up to Ps.1,000, and an increase in wages of defense employees, pursuant to a plan to improve defense and justice services (Plan Estratégico de Justicia y Seguridad); and

•	capital expenditures increased 81.5% to Ps.5.8 billion, from Ps.3.2 billion in 2003, primarily as a result of a direct Government investment intended to promote economic activity.

          Overall fiscal balance. In 2004, the Government achieved an overall fiscal surplus of Ps.11.7 billion, compared to a Ps.1.8 billion surplus in 2003, primarily as a result of the increase in the Government’s primary balance. Interest expense on the Government’s debt decreased 17.1% to Ps.5.7 billion, although the total amount of interest payments was still 43.9% lower than at the peak of the fiscal crisis in 2001. This decrease was primarily a result of the Government’s continued suspension of debt payments on a substantial portion of its debt. There were no significant revenues from privatizations in 2004.

          Fiscal Result of 2005, as compared to Fiscal Result of 2004

          Primary fiscal balance. The Government’s finances continued to improve during 2005, with the primary surplus increasing by a total of Ps.2.3 billion, or 13.2%, to Ps.19.6 billion from Ps.17.3 billion in 2004. This improvement was primarily a result of a 20.4% increase in fiscal revenues, which was offset by a 21.8% increase in primary expenditures.

          Fiscal revenues. In 2005, fiscal revenues (excluding proceeds from privatizations) increased 20.4% to Ps.126.3 billion, from Ps.104.9 billion in 2004. This growth was primarily a result of an across-the-board increase in tax revenue due to the economic recovery and the Government’s efforts to reduce tax evasion. The increase in fiscal revenue reflected the following results:

•	revenues from income taxes increased 24.0% to Ps.29.2 billion, from Ps.23.6 billion in 2004;

•	revenues from VAT taxes increased 19.0% to Ps.36.8 billion, from Ps.30.9 billion in 2004;

•	revenue from taxes on foreign trade increased 19.7% to Ps.16.3 billion, from Ps.13.6 billion in 2004;

•	revenues from taxes on capital increased 20.2% to Ps.11.4 billion, from Ps.9.5 billion in 2004; and

•	revenues from social security taxes increased 28.0% to Ps.17.4 billion, from Ps.13.6 billion in 2004.

          Other non-tax revenues (including sales of goods and services by the public administration, revenues from operations, revenues from properties, current transfers and other non-tax revenues), decreased in the aggregate by 19.0% to Ps.5.5 billion, from Ps.6.7 billion in 2004, representing 4.3% of total fiscal revenues in 2005, primarily as a consequence of decreases in revenues from properties and other non-tax revenues.

          Primary expenditures. In 2005, primary expenditures increased 21.8% to Ps.106.7 billion, from Ps.87.6 billion in 2004, primarily as a result of an across-the-board increase in Government expenditures. The increase in primary expenditures reflected the following results:

•	transfers to the provinces increased 23.4% to Ps.37.7 billion, from Ps.30.6 billion in 2004, primarily as a result of an overall increase in fiscal revenues;

•

other transfers (including export and private sector subsidies, and transfers to autonomous public entities such as universities) increased 17.3% to Ps.17.9 billion, from Ps.15.2 billion in 2004, primarily as a result of the Government’s policy of price control of certain goods and services, among others, the fares applicable to trains, subways and buses (for which the Government granted subsidies to providers), and the increase in salaries of university employees;

•

social security outlays increased 8.9% to Ps.24.9 billion, from Ps.22.9 billion in 2004, primarily as a result of the adjustment of the purchasing power of benefits for retired personnel, increasing the minimum benefit to Ps.350 per month and creating an additional subsidy of Ps.40;

•

National Administration wages increased 19.2% to Ps.11.3 billion, from Ps.9.5 billion in 2004, primarily as a result of the adjustment of public employees’ salaries, which included a 20% increase in such salaries implemented in 2005; and

•	capital expenditures increased 72.7% to Ps.10.0 billion, from Ps.5.8 billion in 2004, primarily as a result of direct Government investment intended to promote economic activity.

          Overall fiscal balance. In 2005, the Government achieved an overall fiscal surplus that totaled Ps.9.4 billion, compared to a Ps.11.7 billion surplus in 2004. The decrease in the surplus was primarily a result of the increase in the Government’s interest expense, which increased 79.6% to Ps.10.2 billion. There were no significant revenues from privatizations in 2005.

          Fiscal Result of 2006, as compared to Fiscal Result of 2005

          Primary fiscal balance. The Government’s finances continued to improve during 2006, with the primary surplus increasing by a total of Ps.3.5 billion, or 18.0%, to Ps.23.2 billion from Ps.19.6 billion in 2005. This improvement was primarily a result of a 25.3% increase in fiscal revenues, which was offset by a 26.6% increase in primary expenditures.

          Fiscal revenues. In 2006, fiscal revenues (excluding proceeds from privatizations) increased 25.3% to Ps.158.2 billion, from Ps.126.3 billion in 2005. This increase was primarily a result of an across-the-board increase in tax revenue due to the economic recovery, an increases in consumption and employment rates, which increased revenues from VAT and income taxes, and from higher prices for Argentina’s export products, which increased revenues from export taxes. The increase in fiscal revenue reflected the following results:

•	revenues from income taxes increased 19.0% to Ps.34.8 billion, from Ps.29.2 billion in 2005;

•	revenues from VAT taxes increased 27.8% to Ps.47.1 billion, from Ps.36.8 billion in 2005;

•	revenue from taxes on foreign trade increased 23.0% to Ps.20.1 billion, from Ps.16.3 billion in 2005;

•	revenues from taxes on capital increased 22.4% to Ps.14.0 billion, from Ps.11.4 billion in 2005; and

•	revenues from social security taxes increased 42.2% to Ps.24.7 billion, from Ps.17.4 billion in 2005.

          Other non-tax revenues (including results from state-owned enterprises, capital revenues and other non-tax revenues), increased in the aggregate by 53.5% to Ps.8.4 billion, from Ps.5.5 billion in 2005, representing 5.3% of total fiscal revenues in 2006.

          Primary expenditures. In 2006, primary expenditures increased 26.6% to Ps.135.1 billion, from Ps.106.7 billion in 2005, primarily as a result of an across-the-board increase in Government expenditures. The increase in primary expenditures reflected the following results:

•	transfers to the provinces increased 19.4% to Ps.45.0 billion, from Ps.37.7 billion in 2005, primarily as a result of an overall increase in fiscal revenues;

•

other transfers (including export and private sector subsidies, and transfers to autonomous public entities such as universities) increased 22.8% to Ps.22.0 billion, from Ps.17.9 billion in 2005, primarily as a result of the Government’s policy of price control of certain goods and services, among others, the fares applicable to trains, subways and buses;

•

social security outlays increased 29.3% to Ps.32.2 billion, from Ps.24.9 billion in 2005, primarily as a result of the adjustment of the purchasing power of benefits for retired personnel, increasing the minimum benefit to Ps.470 per month and an across-the-board increase of 11% to all public sector pensioners;

•

National Administration wages increased 26.3% to Ps.14.3 billion, from Ps.11.3 billion in 2005, primarily as a result of the adjustment of public employees’ salaries, which included a 19% increase in such salaries implemented in 2006 in two steps: a 10% increase beginning in on June 1, 2006 and a further 9% increase beginning on August 1, 2006; and

•	capital expenditures increased 64.5% to Ps.16.5 billion, from Ps.10.0 billion in 2005, primarily as a result of direct Government investment intended to promote economic activity.

          Overall fiscal balance. In 2006, the Government achieved an overall fiscal surplus that totaled Ps.11.6 billion, compared to an Ps.9.4 billion surplus in 2005, primarily as a result of the decrease in the Government’s interest expense. There were no significant revenues from privatizations in 2006.

          Fiscal Result of 2007, as compared to Fiscal Result of 2006

          Primary fiscal balance. The Government’s finances continued to improve during 2007, with the primary surplus increasing 10.8% to Ps.25.7 billion from Ps.23.2 billion in 2006. This improvement was primarily a result of a 38.0% increase in fiscal revenues, which was offset by a 43.0% increase in primary expenditures. The primary fiscal surplus met the goals established in the National Budget in both nominal terms and as a percentage of GDP.

          Nevertheless, as a result of the faster growth in primary expenditures, as compared to that of total fiscal revenues,the primary surplus decreased from 3.5% of nominal GDP in 2006 to 3.2 of nominal GDP in 2007.

          Fiscal revenues. In 2007, fiscal revenues (excluding proceeds from privatizations) increased 38.0% to Ps.218.3 billion, from Ps.158.2 billion in 2006. This increase was mainly driven by “traditional taxes,” including:

•	an increase in revenues from Value Added Tax (VAT), which accounted for 31.0% of the total increase;

•	an increase in revenues income tax, which accounted for 19.0% of the total increase; and

•	an increase in revenues from social security tax, which accounted for 24.0% of the total increase.

          Traditional taxes represented 71.0% in the aggregate of the total fiscal revenues in 2007. Revenue from taxes on foreign trade increased 37.8% to Ps.27.7 billion during 2007, from Ps.20.1 billion in 2006, representing 13.7% of total fiscal revenues. During 2007, the level of tax collections continued to improve as a result of strong economic growth and the increased efficiency of the tax collection system. In 2007, Argentina collected Ps.202.0 billion in taxes.

          In the first six months of 2008, total current revenues (excluding co-participation amounts) increased Ps.28.7 billion or 38.3% primarily as a result of an increase in revenues from VAT, income taxes and external trade taxes, as compared to the same period in 2007.

          Primary expenditures. In 2007, primary expenditures (excluding interest payments) of the National Public Sector increased 42.6% to Ps.193.0 billion. The increase in primary expenditures reflected the following results:

•

other transfers (including export and private sector subsidies, and transfers to autonomous public entities such as universities) increased 58.2% to Ps.34.7 billion, from Ps.22.0 billion in 2006, mainly as a result of the Government’s policy of subsidizing and controlling the price of certain goods and services, including, among others, energy tariffs and the fares applicable to trains, subways and buses;

•

social security outlays increased 56.8% to Ps.50.5 billion, from Ps.32.2 billion in 2006, mainly as a result of the influx of 1.4 million new beneficiaries into the public pension system, and successive raises in pension incomes;

•

National Administration wages increased 30.0% to Ps.18.6 billion, from Ps.14.3 billion in 2006,mainly as a result of the adjustment of public employees’ salaries, which included a 16.5% increase in such salaries implemented in 2007, in two steps: a 10% increase beginning on June 1, 2007, and a further 6.5% increase beginning on August 1, 2007. Additionally, there was a wage increase for members of the security forces, the legislative and judicial branches of the Government and scientists and researchers, among others; and

•	capital expenditures increased 20.9% to Ps.19.9 billion, from Ps.16.5 billion in 2006, mainly as a result of direct Government investment intended to promote economic activity.

In the first six months of 2008, expenditures increased, as compared to the first six months of 2007 reflecting:

•

total primary expenditures increased Ps.22.7 billion, or 37.4%, to reach total of Ps.83.5 billion mainly as a result of the increasing costs of subsidies to the energy sector and increased spending on social assistance programs; and

•	capital expenditures increased 18.1% to reach a total of Ps.10.5 billion. Capital expenditures represented 12.6% of total primary expenditures (excluding co-participation amounts).

          In 2007, subsidies to the energy, transportation, the agricultural and other private sectors represented 7.3% of the primary expenditures of the National Public Sector, which increased 126% in nominal terms from Ps.6.3 billion in 2006 to Ps.14.1 billion in 2007. In 2008, it is estimated that subsidies to these sectors will continue to represent a significant expenditure of the National Public Sector.

          In the first seven months of 2008, the costs of subsidies to the energy and transportation sector have increased significantly mainly as a result of the increase of the price of gas and oil.

          Overall fiscal balance. Due to the increase in fiscal revenues in 2007, the overall fiscal surplus met the goals established in the National Budget in both nominal terms and as a percentage of GDP:

•	the budgetary target for the overall fiscal surplus was Ps.7.1 billion. The overall fiscal surplus exceeded this goal by reaching Ps.9.3 billion; and

•	the budgetary target for the overall fiscal surplus as a percentage of GDP was 1.1%. This target was exceeded as the overall fiscal surplus represented 1.1% of GDP.

          During the first six months of 2008, the Government recorded a primary surplus of Ps.20.3 billion and overall fiscal surplus of Ps.13.3 billion, as compared to a primary surplus of Ps.14.6 billion and overall fiscal surplus of Ps.7.8 billion for the same period of 2007.

Composition of Public Expenditures

          The public sector expenditures include general administrative expenses, debt service payments, investments in public infrastructure and services, expenditures related to defense and security, administrative expenses of the judiciary and spending on social programs.

          The following table sets forth the National Administration’s public expenditures for the periods specified, calculated using an accrual method, which computes revenues and expenditures in the periods in which they are accrued, regardless of the period in which cash flows take place.

Composition of National Public Expenditures(1)
(in millions of pesos)

	2003		2004		2005		2006		2007

General administration	Ps.	3,340	Ps.	3,824	Ps.	4,309	Ps.	4,765	Ps.	4,579
Defense and security		4,572		5,201		5,958		7,066		8,673
Justice		856		1,058		1,331		1,644		2,045
Social programs		38,570		43,647		52,777		66,361		85,397
Social security		22,491		26,098		30,565		38,235		56,570
Culture, education, science and technology		4,089		5,089		6,657		9,355		13,448
Health		3,876		2,624		2,830		3,572		5,074
Housing		910		1,431		3,457		4,966		4,217
Social welfare		3,221		4,494		5,684		7,084		3,452
Labor		3,984		3,911		3,583		3,148		2,636
Public expenditures on economic infrastructure		5,281		6,005		11,830		15,797		24,474
Public debt service(2)		7,187		5,888		12,094		12,170		17,253

Total	Ps.	59,806	Ps.	65,623	Ps.	88,298	Ps.	107,803	Ps.	142,421

(1)

The budget figures contained in this table do not reflect amounts budgeted for entities that form part of Argentina’s national non-financial public sector but are not part of the National Administration.

(2)	Based on performing debt.
Source: Ministry of Economy.

Composition of National Public Expenditures(1)
(as a percentage of total Government expenditures)

	2003	2004	2005	2006	2007

General administration	5.6%	5.8%	4.9%	4.4%	3.2%
Defense and security	7.6	7.9	6.7	6.6	6.1
Justice	1.4	1.6	1.5	1.5	1.4
Social programs	64.5	66.5	59.8	61.6	60.0
Social security	37.6	39.8	34.6	35.5	39.7
Culture, education, science and technology	6.8	7.8	7.5	8.7	9.4
Health	6.5	4.0	3.2	3.3	3.6
Housing	1.5	2.2	3.9	4.6	3.0
Social welfare	5.4	6.8	6.4	6.6	2.4
Labor	6.7	6.0	4.1	2.9	1.9
Public expenditures on economic infrastructure	8.8	9.2	13.4	14.7	17.2
Public debt service(2)	12.0	9.0	13.7	11.3	12.1

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	The budget figures contained in this table do not reflect amounts for entities that form part of Argentina’s national financial public sector, but are not part of the National Administration.
(2)	Based on performing debt.
Source: Ministry of Economy.

          Expenditures on Social Programs

          The Government devotes a substantial portion of its revenues to social programs. From 2003 through 2007, social programs expenditures accounted on average for 62.5% of Government expenditures. These social programs include the social security system, cultural, education, science and technology programs, the health-care system, low-income housing programs, social welfare programs and labor subsidies. From 2003 through 2007, social security payments alone accounted on average for 37.4% of the Government’s annual expenditures.

          Debt Service

          From 2003 through 2007, the servicing of the Government’s public debt has represented the second largest portion of the Government’s total expenditures.

          Debt service payments as a percentage of total expenditures decreased 12.0% in 2003 and 9.0% in 2004. These decreases were primarily a result of the Government’s suspension of payments on a substantial portion of its public debt. In 2005, interest payments as a percentage of total expenditures increased to 13.7%, primarily because interest payments were resumed and payments of past-due interest were made pursuant to the 2005 Debt Exchange. In 2006, interest payments as a percentage of total expenditures decreased to 11.3% as a result of the increase in other items of expenditure and the normalization of interest payment pursuant to the 2005 Debt Exchange. In 2007, interest payments as a percentage of total expenditures increased to 12.1% as a result of higher interest payments on debt.

          General Administrative Expenses

          From 2002 through 2004, general administrative expenses remained stable as a percentage of total government expenditures, representing an average 5.6% of total government expenses. In 2005 and 2006, they decreased as a percentage of total government expenditures, primarily as a consequence of increased expenditures on public debt service after the 2005 Debt Exchange, and an increase in expenditures on economic infrastructure. In 2007, the general administration expenses decreased 3.9%. In addition, general administration expenses as a percentage of total government expenditures decreased from 4.4% in 2006 to 3.2% in 2007. This decrease was primarily a result of increases in social security and economic infrastructure expenditures as a percentage of total expenditures.

          Defense and Security.

          In 2003, defense and security expenditures decreased to 7.6% of total expenditures, primarily as a result of the reduced level of social tensions and attendant security risks that accompanied Argentina’s continued economic recovery. In 2004, defense and security expenditures increased to 7.9% of total expenditures. In 2005, despite a 14.6% increase in absolute terms, defense and security expenditures decreased to 6.7% of total expenditures. This decrease was primarily a result of the significant increase in public expenditures on debt service, as a consequence of the 2005 Debt Exchange, and on economic infrastructure. In 2006, government expenditures in defense and security decreased to 6.6% of total expenditures. In 2007, government expenditures in defense and security decreased to 6.1% of total expenditures.

          Public Infrastructure and Services

          In 2003, public infrastructure and services expenditures more than doubled from the previous year, primarily as a result of the increase in capital expenditures intended to foster economic growth. From 2004 through 2006, public infrastructure and services expenditures continued to increase as the Government undertook projects to improve Argentina’s aging infrastructure. In 2006, public expenditure in infrastructure increased to 14.7% of total expenditures, primarily as a consequence of an increase in capital expenditures. In 2007, public expenditure in infrastructure increased to 17.2% of total expenditures, as compared to 14.7% in 2006.

Infrastructure Development

          Public infrastructure and services expenditures continue to increase as the Government undertook projects to improve Argentina’s aging infrastructure. In 2007, public expenditure in infrastructure increased to 17.2% of total expenditures, as compared to 14.7% in 2006.

          The Government has initiated policies to address problems with the supply of electricity, natural gas, and diesel fuel. Strong economic growth has rapidly increased energy demand. In order to address energy shortages the Government has implemented such measures as rationing, introducing daylight savings time and improving the energy efficiency of public buildings. These shortages have forced the Government to suspend contractual shipments of natural gas to Chile during peak usage periods.

          Argentina is currently developing infrastructure projects to improve energy and gas production as well as railway transportation. The financing for such projects comes from a combination of both public and private sources.

          Recent initiatives to improve the energy sector include:

•

the construction of two combined thermoelectric power plants: the San Martín plant in Rosario and the Manuel Belgrano plant in Campana. Approximately 80% of the construction is complete. The estimated cost of this project is U.S.$1.3 billion;

•

the potential acquisition of four barges by Enarsa, Argentina’s Energy Corporation. The barges will provide a flexible source of power to meet demand peaks in designated coastal areas of Argentina. The estimated cost of this project is U.S.$340 million;

•

the construction of five electricity generating plants by Enarsa. The estimated cost of this project is Ps.3.2 billion. It is expected that the construction of two of these plants will start in October 2008;

•	the construction of coal power thermoelectric plants. The estimated cost of this project is Ps.2.4 billion. The construction of these plants started in September 2008;

•	the re-powering of the Central Pilar power plant located in Córdoba. The estimated cost of this project is approximately Ps.1.4 billion; and

•

the construction of Argentina’s northeastern gas pipeline system, which will transport gas that is to be extracted from Bolivian wells starting in 2012. The estimated cost of this project is Ps.5.8 billion.

Recent initiatives to improve transportation include:

•

the proposed construction of a high-speed train (the Tren de Alta Velocidad, or “TAVE”) that will connect three of Argentina’s largest cities; Buenos Aires, Rosario and Córdoba. The estimated cost of this project is approximately €2.5 billion. On April 29, 2007, the Secretary of Transportation and the constructor of the TAVE signed the relevant agreement;

•

the proposed construction of the underground Sarmiento Train Line, which is expected to improve train service and alleviate traffic in the City of Buenos Aires and the western part of Conurbano Bonaerense. The first stage of the project is estimated to cost U.S.$1.3 billion; and

•

during 2008, a total of Ps.17 billion has been invested in national and provincial road projects out of which Ps.12.4 million has been invested in road construction and Ps.4.6 billion has been invested in road maintenance.

Tax Regime

          In Argentina, the legal authority to impose taxes is shared by Congress, the provincial legislatures and, within certain limits, the municipalities. The precise distribution of the taxing authority, however, is not clearly defined by law. The Supreme Court of Argentina, in interpreting the Argentine Constitution, has concluded that only the Government may levy taxes on external trade. The Supreme Court has also defined the federal taxing authority as generally limited to certain indirect taxes and temporary direct taxes that the Government may levy only under exceptional circumstances. Nonetheless, as a result of fundamental changes in the Argentine economy initially triggered by the global economic crisis of the 1930s, since 1935 the provinces have delegated to the Government most of their taxing authority. See “—Fiscal Relations With the Provinces.”

          Federal taxes must be authorized by an act of Congress, although the executive branch is empowered to issue regulations and decrees necessary to implement congressional legislation. Argentina does not have a federal revenue code; instead, separate laws, which are amended frequently, govern different categories of taxes. The Ministry of Economy is responsible for the collection of fiscal revenues. The Ministry of Economy carries out this task mainly through the Dirección General Impositiva (the General Directorate of Taxes), a division of the AFIP, the agency that administers the Government’s tax collection and customs.

          Composition of Tax Revenues

          The Government levies the following taxes:

•	value-added taxes on goods and services;

•	income taxes;

•	taxes on capital (including the tax on financial transactions);

•	social security taxes;

•	taxes on foreign trade;

•	fuel taxes; and

•	other taxes (such as consumption taxes).

          Traditionally, the Government has derived most of its revenue from VAT, from income taxes and from social security contributions. Since 2002, import and export taxes and taxes on capital have become a more significant source of revenue for the Government, as the Government has introduced various taxes in each category.

          Revenues from VAT were the most significantly affected by the recession, decreasing by Ps.110 million in 2002. Income taxes have replaced social security contributions as the second most important source of Government revenue since 1999. This shift resulted from the continued decline of social security contributions following the privatization of the social security system in 1994, and from a steady rise in income taxes — even during the first years of the recession — resulting in part from rate increases and from improvements in tax enforcement. This steady rise in revenues from income taxes, however, came to end in 2001, primarily as a result of the continued downturn in economic activity, which reduced corporate profits and wages. Revenues from income taxes, however, were up sharply each year through 2007, primarily as a result of the economic recovery.

          Tax revenues for the year ended December 31, 2007, were Ps.202.2 billion representing a 32.8% increase, as compared to 2006. In 2007, the increased tax revenues in this period were primarily driven by improvements in the efficiency of tax collection as well as increasing economic activity, which led to increases in VAT revenues and income tax revenues.

          In addition, tax revenues for the first six months of 2008 were Ps.127.0 billion representing a 38.2% increase, as compared to the first six months of 2007. This increase was mainly driven by higher rates of export taxes, increased social security revenues and the continued growth of the economy.

          The following tables set forth the composition of the Government’s tax revenues for the periods specified.

Composition of Tax Revenues
(in millions of pesos)

	2003		2004		2005		2006		2007

VAT	Ps.	20,948	Ps.	30,977	Ps.	36,853	Ps.	47,104	Ps.	62,669
Other taxes on goods and services		3,055		4,104		4,742		5,548		6,373
Social security taxes		10,628		13,599		17,400		24,747		36,606
Taxes on income		16,170		23,560		29,203		34,764		44,226
Corporate income tax		9,929		16,309		19,602		22,911		29,145
Personal income tax		4,995		6,163		8,192		9,987		12,777
Others		1,247		1,088		1,409		1,866		2,304
Import and export taxes		11,394		13,642		16,328		20,089		27,679
Taxes on capital(1)		7,646		9,515		11,439		13,996		18,011
Fuel taxes		4,973		5,380		6,019		6,574		7,469
Others		292		693		877		1,399		1,102

Gross total(2)		75,107		101,469		122,861		154,220		204,134
Drawbacks		(1,367)		(1,564)		(1,885)		(1,965)		(1,913)

Net total	Ps.	73,740	Ps.	99,905	Ps.	120,976	Ps.	152,255	Ps.	202,221

(1)	Includes the tax on financial transactions, which generated revenues of Ps.6 billion in 2003, Ps.7.7 billion in 2004, Ps.9.4 billion in 2005, Ps.11.7 in 2006 and Ps.15.1 in 2007.
(2)	Drawbacks are included in the gross total.
Source: Ministry of Economy.

Composition of Tax Revenues
(as a percentage of total Government fiscal revenues)

	2003	2004	2005	2006	2007

VAT	28.4%	31.0%	30.5%	30.9%	31.0%
Other taxes on goods and services	4.1	4.1	3.9	3.6	3.2
Social security taxes	14.4	13.6	14.4	16.3	18.1
Taxes on income	21.9	23.6	24.1	22.8	21.9
Corporate income tax	13.5	16.3	16.2	15.0	14.4
Personal income tax	6.8	6.2	6.8	6.6	6.3
Others	1.7	1.1	1.2	1.2	1.1
Import and export taxes	15.5	13.7	13.5	13.2	13.7
Taxes on capital(1)	10.4	9.5	9.5	9.2	8.9
Fuel taxes	6.7	5.4	5.0	4.3	3.7
Others	0.4	0.7	0.7	0.9	0.5

Gross total(2)	101.9	101.6	101.6	101.3	100.9
Drawbacks	(1.9)	(1.6)	(1.6)	(1.3)	(0.9)

Net total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes the tax on financial transactions, which generated revenues of Ps.6 billion in 2003, Ps.7.7 billion in 2004, Ps.9.4 billion in 2005, Ps.117 in 2006 and Ps.15.1 in 2007.
(2)	Drawbacks are included in the gross total.
Source: Ministry of Economy.

          We set forth below a brief a description of the principal taxes levied by the Government, except for social security taxes. For a description of social security taxes see “—Social Security.”

          Value Added Tax

          The Value Added Tax (VAT), is a tax levied on the sales of goods and services within Argentina, and the rendering of services abroad when the effective use of those services takes place in Argentina and the user is registered as a VAT taxable person.

          As of the date of this annual report, the standard VAT rate is 21%. An increased rate of 27% applies to the provision of gas, electricity, water, sewage, and telecommunications services for non-residential purposes. A reduced rate of 10.5% applies in certain cases, including, among others, housing projects, the sale of livestock and other agricultural products, the sale of capital goods and certain financial revenues and expenses.

          In 2007, VAT revenues increased 33.0% in 2007, as compared to 2006 as a consequence of sustained growth in private consumption, the increase of prices and higher levels of collection efficiency. Income tax revenue increased 27.2% in 2007, as compared to 2006 due to the sustained growth in the job-market and the overall improvement in wages.

          Other Taxes on Goods and Services

          The Government also levies a variety of taxes on the consumption of certain goods and services. The following table sets forth a sample of the tax rates applicable to certain products.

Composition of Taxes on Goods and Services

Product	Rate

Tobacco products	16 – 60%
Alcoholic beverages	8 – 20
Non-Alcoholic beverages (including extracts, concentrates and mineral water)	4 – 8
Luxury items	20
Recreational sporting equipment (including private planes and yachts)	4 – 8
Electronic products	17

Source: Ministry of Economy.

          Taxes on Income

          Argentine legal residents and corporations domiciled in Argentina are subject to income tax on their worldwide income. Nonresidents are subject to tax only on income from Argentine sources.

          The income of national, provincial or local authorities, as well as non-profit organizations (including cooperatives, religious institutions and foundations) is not subject to income tax. The Government also provides tax exemptions or incentives for projects carried out in certain locations, such as Tierra del Fuego, and for certain economic activities, such as public transportation and garbage collection.

          There are three categories of taxes on income in Argentina:

•

Impuesto a las ganancias (Income tax). For resident individuals, the rate of this tax varies according to income level from 9% to 35% (the latter applying to annual net income exceeding Ps.120,000). For nonresident individuals and for all business entities, the rate is 35%. Alternatively, individuals whose annual income (or whose employers’ annual income) is less than a statutorily provided limit may opt to pay a monotributo (single-presumptive tax), which is a fixed amount calculated on the basis of employment categories.

•

Gravamen de emergencia sobre premios de determinados juegos de sorteos y concursos deportivos (Emergency tax on wagers and gaming proceeds). The rate of this tax is 31% and it is levied on winnings from wagers and gaming of Ps.1,200 or greater.

•

Impuesto a la Ganancia Mínima Presunta (Presumptive Minimum Income Tax). Subject to certain exceptions, a 1% tax is levied on the value of certain assets held by businesses and other entities at the end of each fiscal year. Amounts paid on the income tax are deductible from this tax.

          Of these three categories, the income tax is the most significant source of Government revenue, accounting, on average for 22.9% of revenues from taxes on income from 2003 through 2007.

          Taxes on Foreign Trade

          Taxes on foreign trade consist of export and import taxes. Import taxes are levied on goods and services imported into Argentina for consumption. They are assessed either ad valorem (i.e., on the actual value of the good or service) or based on CIF official prices (i.e., the cost of the good or service, plus insurance and freight to the destination), whichever is higher. Rates for import taxes range from 0% to 20% for most goods and services, except for taxes applied to the “vehicle and transport” sector, where the maximum rate is 35%. Certain products, such as textiles, footwear and toys, are exempt from import taxes. An additional tax applies to imports from non-Mercosur countries.

          Export taxes were introduced in 2002. The standard export tax rate for most products ranges from 5% to 20%, with an additional rate of 3.5% to 5% for certain products based on the FOB value of the product. Export taxes have become an important source of revenue for the Government since 2003, primarily as a result of the high international prices for commodities and the devaluation in the value of the peso, which have increased the peso value of Argentina’s exports. Set forth below are the export tax rates that were in effect, with certain minor exceptions, on December 31, 2007:

•	in November 2007, the Government modified the tax applicable on exports of crude oil and fuels:

	–	if the international price per barrel is between U.S.$45 and U.S.$60.90 for crude oil and between U.S.$78 and U.S.$113 for fuel, the export tax applicable is 45%; and

	–	if the international prices are higher than U.S.$60.9 for crude oil and U.S.$113 for fuel, the export tax is calculated according to the following formula:

Where D is import tax, PI is international price and VC is price cut (maximum net amount that exporter can be paid);

•	35% on exports of oilseeds and other products derived from soy;

•	32% on exports of oilseeds and other products derived from sunflower;

•	32% on exports of sunflower oils;

•	35% on exports of soy oils;

•	10% on exports of certain regional products such as fruits, honey, rice and vegetables;

•	5% on exports of condensed milk and cream;

•	15% on exports of meat, hides and skins (an additional rate of 5% was applied on exports of specific hides);

•	5% on exports of fuel and gasoil (except for exports of two derivatives of gasoil, to which a 20% rate applied);

•	45% in exports natural gas; and

•	5% on all other exports.

          In 2006, export taxes on agricultural products (including processed agricultural products) accounted for 33.9%, and export taxes on fuel products accounted for 23.9%, of all export tax revenues. In 2007, export taxes on agricultural products (including processed agricultural products) accounted for 44.6%, and export taxes on fuel products accounted for 16.2%, of all export tax revenues.

          The Government raised tax rates on oil, cereal and grain exports in November 2007 and introduced a variable tax on cereal and grain exports, which replaced a fixed-rate tax. These increases generated protests from farmers and were abolished by Congress in 2008. The Government introduced new changes to the marginal rate of the exports tax, aimed to reduce payers’ burden, in light of the farmer’s discontent. See “The Argentine Economy—Primary Production.”

          A decline in commodity prices could lead to a consequent decline in export tax revenues for the Government. For a description of taxes on foreign trade currently in effect see “Foreign Trade and Balance of Payment—Trade Regulation.”

          Taxes on Capital

          Taxes on capital include taxes on the value of personal assets owned by individuals, taxes on the net worth of credit unions, a tax on the sales of real estate and the tax on financial transactions.

          The tax on financial transactions was introduced in 2001 and has become an important source of revenue for the Government. The tax is levied on the full amount of most financial transactions, with certain limited exemptions. The standard tax rate is 0.6% for credits and debits from checking accounts and 1.2% for transfers of funds. The tax on financial transactions was originally scheduled to expire in December 2004, but Congress extended such date on three occasions. As a result, the tax on financial transactions will be in force until December 31, 2008.

          Taxes on Fuels

          The Government levies taxes on the sale of various fuels, including liquid fuels such as gasoline and diesel, and compressed natural gas. The tax on the sale of liquid fuels is generally levied on importers, refineries and distributors and ranges from 19% to 70% of the net sales price depending on the type of fuel. The tax on compressed natural gas is levied on distributors at a rate of 16% of the sales price paid by the end consumer. Other taxes on fuels include an additional 21% tax on the sale of gas-oil.

          Tax Enforcement

          Argentina historically has had a low rate of tax collection. The Government has taken steps to improve its level of tax collection.

          Since 2003, the Government has placed emphasis on improving its tax collections. To this end it developed the Plan Antievasión (Anti-evasion Program), which is divided into two phases. Phase I was approved by Congress in October and December 2003 and seeks to improve tax collections through the following measures:

•

Facilitating prosecutions and increasing sanctions. Phase I of the Anti-evasion Program increased sanctions and facilitated prosecutions for tax evasion. For instance, Phase I increased the sanctions for providing false information on sales prices.

•	Enhancing the AFIP’s monitoring powers. Phase I increased the AFIP’s enforcement powers by enhancing its monitoring functions. To this effect, it introduced several measures, including the following:

	–	a “risk registry” to track the tax-compliance profile of taxpayers;

	–	procedures for the use of certain financial instruments that facilitate tax evasion;

	–	mandatory inquiries via the Internet to verify the veracity of invoices; and

	–	an increase in the AFIP’s auditing functions.

          Phase II of the Anti-evasion Program was approved by Congress in June 2005. It focuses on increasing the AFIP’s monitoring functions over unregistered employment, unregistered economic transactions, violation of intellectual property rights and the reduction of the term of investigative and recovery proceedings. To this effect, it introduced several measures, including the following:

•	the amendment of the Customs Code of Argentina, increasing the penalties for smuggling and prohibiting imports or exports of counterfeited goods;

•

the implementation of a consumer billing control system, which includes the creation of the “control inspector,” a public official who can act as a consumer and, in case of not receiving a proper bill, impose a fine of Ps.300 to Ps.30,000 and temporarily close the store for a period of 3 to 10 days; and

•	the clarification of certain rules relating to social security contributions, including the deductibility for income tax purposes of salaries paid to housemaids and servants.

The Budget

          The Chief of the Cabinet of Ministers is responsible for preparing the National Administration’s budget, which must project the National Administration’s fiscal results for the next three succeeding years. Although the budget is tri-annual, Congress only approves the budget for the following year. Once a budget is approved, the Government can supply the allocated amounts to the various agencies and to the provinces on a quarterly basis. The Auditoría General de la Nación (National General Audit Agency) is responsible for supervising budgetary compliance by the National Administration and its agencies. The Public Sector Financial Administration Law prohibits the Government from borrowing to meet primary deficits, except in the case of national emergencies.

          On December 5, 2007, Congress approved the proposed budget for 2008. The following table sets forth budgetary assumptions and principal targets for 2008.

Principal Budgetary Assumptions for 2008

	Actual 2006	Actual 2007	Interim 2008(1)	Projected 2008(2)	Projected 2009

Real GDP growth	8.5%	8.7%	7.8%	6.6%	5.7%
Inflation(3)	9.8%	8.5%	9.3%	8.8%	8.0%
Average exchange rate(4)	3.07	3.12	3.14	3.11	3.19

(1)	Interim figures are through June 30, 2008.
(2)	The annual projections for 2008 were estimated as of August 5, 2008.
(3)	Average CPI growth.
(4)	Peso exchange rate against the U.S. dollar.
Source: Ministry of Economy.

The following table summarizes the Government’s principal fiscal targets for 2008, as amended on December 5, 2007.

Principal Fiscal Targets of the National Public Administration for 2008(1)
(in millions of pesos, except percentages)

	Actual 2006		Actual 2007		Projected 2008

Total revenues (2) (3) (5)	Ps.	134,430	Ps.	177,686	Ps.	201,711
Total current revenues		112,859		148,597		168,322
Tax revenues (3)		106,593		141,884		158,989
Other Revenues		6,266		6,713		9,333
Total Capital Revenues		288		223		1,141
Intra Public Sector Transfer		21,285		28,866		32,249
Primary expenditures (4) (5)		112,845		154,214		174,666
Primary surplus (deficit) (2) (3) (4)		21,586		23,472		27,046
As a percentage of GDP		3.3%		2.89%		3.02%
Interest expenditures		11,432		16,423		19,069
As a percentage of GDP		1.8%		2.0%		2.1%

Overall fiscal balance (2) (3) (4)	Ps.	10,154	Ps.	7,050	Ps.	7,976

(1)	The budget figures contained in this table reflect amounts budgeted for Argentina’s National Administration. These figures do not include Co-participation transfers to provinces.
(2)	Includes projected proceeds from privatizations.
(3)	Includes projected revenues from social security system.
(4)	Does not reflect the issuance of Bocones, which the Government issues to pay for certain of its expenditures.
(5)	Figures include intra public sector transfers.
Source: Ministry of Economy.

          The proposed 2009 budget was submitted to Congress on September 15, 2008, and is awaiting approval. The bill forecasts that total revenues will increase to Ps. 264.5 billion, comprised of 99.8% current revenues and 0.2% capital revenues, and estimates primary surplus of Ps. 36.43 billion, or 3.27% of GDP. The proposed budget assumes real GDP growth of 4%, 8% inflation and an average exchange rate of Ps. 3.19 per dollar.

          We can offer no assurance that the 2009 budget law will be adopted or that the fiscal targets and economic assumptions set forth above will be achieved, as they depend on a variety of factors, including overall economic conditions. Nonetheless, during the first six months of 2008, tax revenues reached 56% of the budgeted amount and total expenditures reached 51% of the budgeted amount. In addition, the primary surplus reached 72% of the total budgeted amount.

Fiscal Relations With the Provinces

          Each of Argentina’s twenty-three provinces and the City of Buenos Aires is a separate legal and fiscal entity, independent from one another and the Government. Argentina’s federal system allocates significant responsibility for public services and other public expenditures to the provinces, but relies primarily on a centralized system of tax collections. The provinces rely on revenue transfers from the Government, primarily through the co-participation regime. Under the co-participation revenue-sharing system, the provinces delegate to the federal government their constitutional authority to collect a variety of taxes, and the Government, in turn, agrees to transfer a portion of the revenues generated from such taxes to the provinces.

          From 2003 through 2006, the aggregate annual expenditures of the provinces (including the City of Buenos Aires) averaged 12.3% of GDP, while the provinces (including the City of Buenos Aires), on average, collected annual tax revenues of approximately 12.3% of GDP (including co-participation amounts). During that period, total expenditures of the provinces (including the City of Buenos Aires) rose from Ps. 41 billion in 2003 to Ps. 88.2 billion in 2006.

The following table sets forth a summary of the aggregate fiscal results at the provincial level for the years specified.

Summary of Revenues and Expenditures of the Provinces and the City of Buenos Aires
(in millions of pesos)(1)

	Year ended December 31,								Nine months ended September 30,

	2003		2004		2005		2006		2006		2007

Revenues:
Current revenues:
Administration taxes:
Provincial taxes	Ps.	14,332	Ps.	18,072	Ps.	21,927	Ps.	27,292	Ps.	19,916	Ps.	24,846
National taxes:
Co-participation		13,152		20,414		25,494		31,055		23,227		29,875
Other national taxes		6,993		7,855		9,027		11,257		7,735		10,453

Total national taxes		20,146		28,269		34,521		42,312		30,962		40,328

Total administration taxes		34,478		46,341		56,448		69,603		50,878		65,174
Other non-tax revenue		4,350		5,042		5,453		7,577		5,288		5,698
Sale of goods and services of the public administration		450		545		495		553		390		483
Property taxes		256		193		299		500		310		441
Current transfers		2,313		3,655		5,428		5,385		3,644		4,809

Total current revenues		41,847		55,776		68,123		83,619		60,510		76,604

Capital revenue		806		1,751		3,478		5,078		3,428		5,382

Total revenues		42,653		57,526		71,602		88,697		63,938		81,986

Expenditures:
Current expenditures:
Consumption expenditures:
Provincial administration wages		19,123		23,058		30,817		40,160		28,373		37,052
Consumer goods		1,696		1,965		2,302		2,537		1,573		2,000
Services		3,532		4,328		5,526		6,568		4,203		5,110

Total consumption expenditures		24,351		29,351		38,645		49,266		34,149		44,162
Interest payments		1,808		1,621		1,912		2,300		1,606		1,728
Current transfers		10,454		13,868		17,142		21,008		14,951		18,856

Total current expenditures		36,614		44,841		57,699		72,574		50,707		64,746

Capital expenditures:
Direct investment		3,199		5,058		8,349		11,203		6,794		10,067
Capital transfers		581		1,173		1,879		2,757		1,822		1,818
Financial investment		630		1,615		1,570		1,638		1,223		1,395

Total capital expenditures		4,410		7,846		11,798		15,598		9,839		13,279

Total expenditures		41,023		52,686		69,497		88,172		60,545		78,025

Fiscal balance	Ps.	1,630	Ps.	4,840	Ps.	2,104	Ps.	525	Ps.	3,393	Ps.	3,961

(1)	Figures calculated using the accrual method.
Source: Ministry of Economy.

Summary of Revenues and Expenses of the Provinces and the City of Buenos Aires
(% change from previous year) (1)

	Year ended December 31,			Nine months ended September 30,

	2003	2004	2005	2006	2007

Revenues:
Current revenues:
Administration taxes:
Provincial taxes	35.3%	26.1%	21.3%	24.5%	24.8%
National taxes:
Co-participation	50.6	55.2	24.9	21.8	28.6
Other national taxes	7.9	12.3	14.9	24.7	35.1
Total national taxes	32.4	40.3	22.1	22.6	30.3

Total administration taxes	33.6	34.4	21.8	23.3	28.1

Other non-tax revenue	34.4	15.9	8.1	39.0	7.8
Sale of goods and services of the public administration	51.8	21.1	(9.1)	11.7	23.7
Property taxes	(11.8)	(24.8)	55.1	67.1	42.2
Current transfers	10.8	58.0	48.5	(0.8)	32.0

Total current revenues	31.9	33.3	22.1	22.7	26.6

Capital revenue	21.8	117.2	98.7	46.0	57.0

Total revenues	31.7	34.9	24.5	23.9	28.2

Expenditures:
Current expenditures:
Consumption expenditures:
Provincial administration wages	5.5	20.6	33.6	30.3	30.6
Consumer goods	48.8	15.9	17.1	10.2	27.1
Services	36.1	22.5	27.7	18.9	21.6

Total consumption expenditures	11.4	20.5	31.7	27.5	29.3
Interest payments (3)	22.4	(10.4)	18.0	20.3	7.6
Current transfers	26.3	32.7	23.6	22.5	26.1

Total current expenditures	15.8	22.5	28.7	25.8	27.7

Capital expenditures:
Direct investment	83.8	58.1	65.1	34.2	48.2
Capital transfers	115.2	101.9	60.2	46.7	(0.2)
Financial investment	58.4	156.3	(2.7)	4.3	14.0

Total capital expenditures	83.2	77.9	50.4	32.2	35.0

Total expenditures	20.6	28.4	31.9	26.9	28.9

Fiscal balance	(199.9)%	197.0%	(56.5)%	(75.1)%	16.8%

(1)	Figures calculated using the accrual method
Source: Ministry of Economy.

          Revenue Transfers

          The Co-Participation Law of 1988 governs the current co-participation regime. Originally intended as a temporary measure, the 1988 Co-Participation Law has been automatically renewed every year since it was due to expire at the end of 1989. Although the 1994 amendments to the Constitution called for the adoption of a new co-participation law by 1996, none has been adopted. Since the mid-1980s, the executive branches of the Government and the provinces have maintained consensual agreements concerning revenue transfers, which Congress has routinely ratified, thus giving them the force of law. The Federal Tax Commission (Comisión Federal de Impuestos), a federal agency created pursuant to the Co-Participation Law, monitors compliance with the Co-participation regime.

          In February 2002, following political and social turmoil, the Government agreed with the provinces to eliminate fixed-revenue transfers to the provinces, and to allocate co-participation funds as follows:

•	56.66% to the provinces;

•	40.24% to the Government and the City of Buenos Aires;

•	2.1% to be divided among certain provinces to compensate them for losses they suffered as a result of fiscal imbalances caused by prior co-participation arrangements; and

•

1% to a fund created in 1998 to correct provincial fiscal imbalances or grant emergency aid to the provinces by making transfers to any affected province from the National Treasury, which we call the “ATN Fund.”

In exchange, the Government agreed to:

•	share with the provinces 30% of the revenues generated through the tax on financial transactions introduced in 2001 (which was originally excluded from the revenue-sharing regime); and

•	restructure the debts of the provinces that so elected by issuing new Government bonds.

          In May 2006, the Co-participation regime was amended to restate the distribution among the provinces of 4% of income tax revenues, considering their unsatisfied essential needs. The amendment intends to incorporate updated information on population and poverty to the Co-Participation regime.

          In addition to the Co-participation regime, several other revenue-distribution arrangements exist between the Government and the provinces. These special distribution arrangements include the following:

•	Income Tax. Revenues from the income tax are allocated as follows:

	–	20% to the national social security system;

	–	14% to the provinces, of which up to 10% may be directed to the province of Buenos Aires;

	–	2% to the ATN Fund; and

	–	64% to be distributed as provided in the 1988 Co-participation Law, as amended in 2002.

•

VAT. VAT revenues are allocated as follows: 10.31% to the national social security system, 0.69% to provincial social security funds and the remaining 89% to be distributed as provided in the 1988 Co-participation Law, as amended in 2002.

•

Taxes on Personal Goods. Revenues from taxes on personal goods are allocated as follows: 6.27% to provincial social security funds and the remainder to be distributed as provided in the 1988 Co-participation Law, as amended in 2002.

•

Taxes on Fuels. Revenue from most taxes on fuels are allocated to the national social security system, except for revenues from taxes on naphtha and natural gas, which are divided among the national social security system, the Government, the provinces and the Fondo Nacional de la Vivienda or FONAVI (the National Housing Fund).

•

Presumptive Minimum Income Tax. Revenues from the presumptive minimum income tax are allocated as follows: 70% to the national social security system and the remainder to be distributed as provided in the 1988 Co-participation Law, as amended in 2002.

•	Tax on financial transactions. Revenues from taxex on financial transactions are allocated as follows:

	–	70% to the National Treasury; and

	–	30% is distributed as provided by the Co-participation Law.

•

Self Employment Tax (Monotributo). Revenue from Monotributo is divided into a tax component and a social security component. The tax component is allocated as follows: 70% to the national social security system and 30% is distributed as provided by the Co-participation Law. The social security component is entirely allocated to the national social security system.

          Other Arrangements with the Provinces

          During the late 1990s and since 2000, the Government has launched several programs and entered into different arrangements with the provinces to regularize their fiscal situation. Some of these programs provide financial assistance to the provinces in one form or another subject to fiscal tightening measures. Others are tied to the revenue-sharing arrangements between the Government and the provinces. We highlight below some of these programs.

          Redemption of quasi-currency bonds. In 2001 and the first six months of 2002, the provinces issued considerable amounts of quasi-currency bonds in the form of provincial treasury bonds (such as the bonds known as Patacones issued by the Province of Buenos Aires) in order to finance their fiscal deficits. Holders could use these bonds for payment of provincial taxes as well as to pay for telephone, water and other such services and, in certain cases, to pay national taxes. Quasi-currency bonds circulated broadly and were used regularly in standard commercial transactions. In March 2003, the Government approved a program for the redemption of quasi-currency bonds, both provincial and federal (the Lecops). Under this program:

•

the Central Bank redeemed a substantial portion of the provincial and federal quasi-currency bonds circulating in the economy and in exchange received from the Government bonds known as Boden Quasi-Currency; and

•

each province agreed to issue a substitute provincial bond due in September 2006 in exchange for quasi-currency bonds not redeemed and to reimburse the Government for all amounts the Government paid under the Boden Quasi-Currency bonds. This reinvestment obligation is secured by a pledge of up to 15% of the co-participation revenue to which that province is entitled.

          In 2003, the Government redeemed a substantial portion of quasi-currency bonds through the issuance of new CER-adjusted, peso-denominated bonds (Boden 2011 and Boden 2013). With very limited exceptions, provincial or federal quasi-currency bonds no longer circulate in the Argentine economy.

          Programa de Financiamiento Ordenado (Ordered Financing Program). In 2002, the Government created this program as part of a broader initiative to provide financial assistance to the provinces. Pursuant to this program, between 2002 and 2004 the Government signed bilateral fiscal agreements with a number of provinces (including the City of Buenos Aires), under which:

•

the Government provides loans from the Provincial Development Fund to signatory provinces conditioned upon the province’s adoption of spending controls and other administrative reforms. The proceeds from these loans may be used by the provinces only for the following purposes:

	–	reduction of fiscal deficits;

	–	payments of principal on outstanding debt; and

	–	payment of unpaid salaries to provincial public employees and past-due payments owed to providers of essential goods and services;

•	signatory provinces agree to comply with all financial conditions to which the Government is subject under its financing arrangements with multilateral lending institutions; and

•	signatory provinces commit to:

	–	establishing limits on floating-rate debt;

	–	establishing monthly or quarterly fiscal targets;

–

presenting to the Government annual budgetary projections through 2005, including a description of fiscal measures necessary to maintain a balanced budget and to meet the province’s debt service obligations;

–	not incurring any new public indebtedness or issuing any new quasi-currency debt instruments; and

–	guaranteeing loan repayments by assigning to the Government their rights to receive co-participation funds under the February 2002 agreement.

          Bogars. In 2003, in accordance with the agreement reached between the Government and the provinces in February 2002, the Government restructured the debts of a number of provinces through a new bond, known as Bogar, which replaced the outstanding debt of provinces participating in this restructuring. These bonds were issued by the Provincial Development Fund in an aggregate principal amount of Ps.28.2 billion, and their payment is secured through a Government guarantee. The Government’s guarantee is, in turn, secured through a pledge of its share of revenues from the tax on financial transactions and co-participation taxes.

          Provinces with debt that was restructured through the issuance of Bogars have an obligation to reimburse the Provincial Development Fund and, indirectly, the Government, for any amounts paid under the bonds (either directly by the Provincial Development Fund or indirectly by the Government through its guarantee). The provinces’ obligations to reimburse the Provincial Development Fund and/or the Government are secured by a pledge of up to 15% of co-participation revenues to which the provinces are entitled.

          Fiscal Responsibility Law. On June 14, 2004, the executive branch of the Government submitted to Congress the Fiscal Responsibility Law, which was later approved on August 4, 2004. The law had to be approved by at least 12 jurisdictions and is only binding on those jurisdictions. To date, 21 of the 23 provinces and the City of Buenos Airs have adhered to the Fiscal Responsibility Law. This law seeks to implement important reforms to the fiscal framework for Argentina’s national, provincial and municipal public sectors. Some of its key features include the following:

•

the Government and the provinces must prepare annual fiscal programs for each upcoming year setting forth certain fiscal policies, targets and projections, and regularly publish their fiscal results on their respective websites;

•	the growth rate of the primary expenditures of the national and provincial governments may not exceed the projected nominal GDP growth rate;

•	the Government and the provinces must maintain balanced budgets;

•	the Government and the provinces must create special anti-cyclical funds to reduce volatility in the fiscal cycle;

•

the provinces may not incur debt service obligations in excess of 15% of net co-participation transfers to the municipal governments; any province breaching this limit would be precluded, with certain exceptions, from incurring additional debt;

•	the Government must commit to reduce its outstanding debt as a percentage of GDP following its debt restructuring;

•	the provinces must seek approval from the Government’s Ministry of Economy for incurring debt or issuing guarantees; and

•	the Ministry of Economy must base its approval of provincial debt issues or guarantees on the parameters set forth in the law.

          The Fiscal Responsibility Law, however, does not implement any amendments to the revenue-sharing regime between the Government and the provinces (including the City of Buenos Aires).

Social Security

          Social Security Framework

          Argentina currently has a hybrid public/private national pension system, which was introduced in July 1994. Under this system, the Government is responsible for every worker’s basic pension. Employees may also elect to receive an additional pension that, depending on the date of an employee’s entry into the workforce, may be publicly or privately administered. In March 2007, Congress amended the social security system, granting employees an option to choose between making contributions to private pension funds or the public system. The public pension system is a pay-as-you-go regime, where current social security expenditures are funded from current social security revenues and other current revenues.

          Three separate institutions administer Argentina’s national public pension system:

•	the Administración Nacional de Seguridad Social (the National Social Security Administration), which oversees the pension funds of the general public;

•	the Instituto de Ayuda Financiera para Pago de Retiros y Pensiones Militares (the Armed Forces Pension Fund), which administers a special pension fund for the armed forces; and

•	the Caja de Retiros, Jubilaciones y Pensiones de la Policía Federal (the Federal Police Pension Fund), which administers a special pension fund for federal law enforcement personnel.

          Between 1994 and 1996, the Government assumed responsibility for operating the provincial pension systems of ten provinces and two municipalities, including the City of Buenos Aires. The Government merged these provincial pension funds into the National Social Security Administration.

          The current public social security system provides the following main benefits:

•

Basic Pension (Prestación básica universal). The Government provides a basic pension to all individuals who have paid social security contributions for a majority of their working lives and have reached retirement age, regardless of the amount of the contributions made. The amount of this benefit is fixed by law and bears no relation to the amount of the contributions.

•

Supplemental Pension (Prestación complementaria). The Government also provides a supplemental pension to recipients of the basic pension in proportion to any social security contributions made by or on behalf of such recipient prior to July 1994. The amount of this supplemental pension is determined based on an individual’s social security contributions and the length of time for which contributions were made.

•

Optional Additional Pension (Prestación adicional por permanencia). Individuals who entered the workforce prior to July 1, 1994, can elect to receive an optional additional pension from the Government for contributions made after July 1, 1994. Alternatively, these individuals can elect to receive an additional pension from a private pension fund. The calculation of this benefit is based on an individual’s social security contribution from July 1, 1994 onward, and the length of time for which such contributions were made.

The Social Security Reform Law, passed by Congress in March 2007 provides that:

•

each employee who contributes to the social security system may choose between making contributions to private pension funds or the public system. Once the individual has made a choice, he or she may change it every five years;

•

the maximum age to elect between the two regimes is 55 for men and 50 for women. Failure to make an election means the individual remains subject to the regime they were prior to their failure to elect;

•

men over 55 years of age and women over 50 years of age that contribute to a private pension fund and have less than Ps.20,000 to their account will be automatically transferred to the public regime unless they expressly choose not to be transferred;

•

the Government will guarantee payment of the minimum pension to both, individuals under the public social security system and individuals under the private system who receive a public component with their pensions;

•

commissions charged by pension funds over amounts credited to contributing individuals may not exceed 1% of the taxable base over which contributions were calculated. The Executive Branch may lower that cap; and

•

during the first five years of the Social Security Reform Law, private pension funds may invest between 5% and 20% of their funds on debt instruments issued in connection with productive or infrastructure projects.

Argentina’s social security system also includes the following two unemployment programs:

•	unemployment insurance that provides one-time or monthly benefits to terminated employees and their dependents who meet certain requirements; and

•	the Heads of Households program, sponsored by the World Bank, under which unemployed heads of households receive benefit payments in exchange for community-service work.

The national social security system is currently funded primarily through the following taxes:

•

payroll taxes based on employee wages (usually 11% for employees and between 17% and 21% for employers, depending on the employer’s line of business). In November 2001, to stimulate consumer demand, the Government announced a temporary reduction (applicable only under certain circumstances) of employees’ mandatory pension contributions. This reduction was scheduled to be phased out by October 1, 2004. On June 23, 2004, however, the Government extended the reduction until October 1, 2005. The reduction was later extended until October 1, 2006, expect for teachers, diplomats and employees of the judiciary. After two subsequent extensions, the reduction is currently scheduled to expire on January 1, 2008;

•

mandatory employee contributions to the Instituto Nacional de Servicios Sociales para Jubilados y Pensionados (National Institute of Pensioner and Retiree Social Services) (equal to 3% of the employee’s wages);

•	the employee health system tax based on employee wages (3% for employees and 6% for employers); and

•	income taxes applicable to self-employed individuals (amounts are determined on an individual basis according to presumptive income ranges assigned to various lines of work).

          As a result of significant deficits within the public social security system, the Government has had to turn increasingly to other sources of revenue to fund its social security expenditures. Other fiscal revenues currently allocated to cover costs of the social security system include the following:

•	15% of gross co-participation revenues;

•	Ps.120 million from annual income tax revenues plus 20% of additional income tax revenues;

•	10.310% of VAT revenues;

•	100% of revenues from taxes on tobacco, diesel fuel, kerosene and compressed natural gas, and 21% of revenues from taxes on naphtha and natural gas;

•	70% of revenues from the single-presumptive tax; and

•	30% of gross revenues from privatizations.

          Evolution of Social Security Revenues and Expenditures

          Although the social security reforms of 1994 were expected to improve the efficiency of Argentina’s social security system, since they were implemented they have had a significant adverse effect on the finances of Argentina’s non-financial public sector. Since 1995, Argentina’s public social security system has registered a widening deficit, reflecting primarily the transition costs of shifting towards a private regime. From 2003 through 2007, the social security system went from a deficit of Ps. 1.8 billion to a surplus of 4.1 billion. The Social Security Reform Law, approved in March 2007, grants employees a choice between the private and the public system.

          Social Security Revenues. In 2003, social security revenues increased 20.2% to Ps.10.6 billion, as compared to Ps.8.8 billion in 2002, primarily as a result of the economic recovery and an increase compliance with contribution requirements resulting from reforms intended to deter tax evasion. In 2004, social security revenues increased 27.9% to Ps.13.6 billion, as compared to Ps.10.6 billion in 2003, primarily as a result of the general improvement in the economy, which fostered an increase in salaries and the number formal registered employees. In 2005, social security revenues increased 28.0% to Ps.17.4 billion, as compared to Ps.13.6 billion in

2004, primarily as a result of the increase in salaries and the number of formal registered employees. In 2006, social security revenues increased 42.2%, to Ps.24.7 billion, as compared to 2005, primarily as a result of the continued economic recovery and a reduction in tax evasion. In 2007, social security contributions increased by almost 47.9% to Ps.36.6 billion, as compared to 2006.

          Social Security Expenditures. Since 1995, social security expenditures tended to rise or remain constant, as participants in the public system who had entered the labor market prior to July 1, 1994, continued to retire.

          In 2003, social security expenditures increased 13.0 % to Ps.22.5 billion, primarily as a result of the wage increase for members of the armed forces and an increase in the minimum basic pension.

          In 2004, social security expenditures increased 16.0% to Ps.26.1 billion, primarily as a result of the increase in the minimum basic pension, a one-time payment and other additional amounts paid to beneficiaries in order to adjust the purchase power of the pensions.

          In 2005, social security expenditures increased 17.1% to Ps.30.6 billion, primarily as a result the increase in pensions and the additional amounts paid to beneficiaries of 65 years of age or older receiving pensions of Ps.600 per month or less.

          In 2006, social security expenditures increased 25.1%, to Ps.38.2 billion, primarily as a result of the increase in the minimum basic pension, and an adjustment of 11% in all pensions in order to adjust for purchasing power.

          In 2007, social security outlays increased 48.0% to Ps.56.6 billion, mainly as a result of the influx of 1.4 million new beneficiaries into the public pension system, and successive raises in pension incomes.

PUBLIC SECTOR DEBT

Overview

          Argentina’s public debt consists of foreign-currency denominated and peso-denominated debt owed directly by the Government and indirect debt consisting of Government guarantees of obligations of other national public institutions, the provinces (including the City of Buenos Aires) and private sector entities. It does not include direct debt of the provinces or other entities that is not guaranteed by the Government.

          Except where indicated debt amounts provided in this annual report do not include defaulted debt in respect of securities that were eligible for, but were not tendered in, the 2005 Debt Exchange. Defaulted debt in respect of securities that were eligible for, but were not tendered in, the 2005 Debt Exchange totaled U.S.$28.9 billion as of December 31, 2007, and U.S.$30.6 billion as of June 30, 2008. As of June 30, 2008, that debt consisted of:

•	U.S.$14.4 billion of past-due principal;

•	U.S.$9.2 billion of past-due interest amounts; and

•	the balance related to principal and interest on debt that had not become due.

      In addition, past-due interest amounts relating to non-performing debt provided in this annual report do not include penalty interest.

     As of December 31, 2007, Argentina’s gross total debt was U.S.$144.7 billion (56.1% of GDP). Argentine residents held approximately 57.1% (or U.S.$82.6 billion) of Argentina’s gross total debt and foreign creditors held 42.9% (or U.S.$62.1 billion). Peso-denominated debt totaled Ps.215.3 billion (U.S.$68.4 billion), representing 47.2% of Argentina’s gross total debt, of which 39.3% corresponded to debt subject to adjustments for inflation based on CER. Foreign-currency denominated debt totaled U.S.$76.4 billion, representing 52.8% of Argentina’s gross total debt. As of December 31, 2007, total gross public debt (including defaulted debt) broken-down by type of instrument was the following:

•	67.3%, or U.S.$97.4 billion, in bonds (including provincial bonds guaranteed by the Government (Bogar));

•	9.0%, or U.S.$13.0 billion, in National Guaranteed Loans;

•	14.8%, or U.S.$21.4 billion, in loans from multilateral and bilateral lenders;

•	7.1%, or U.S.$10.3 billion, in short-term debt in the form of temporary advances from the Central Bank and Treasury bonds (including promissory notes); and

•	1.8%, or U.S.$2.6 billion, in loans from commercial banks and other creditors.

          The ratio of gross debt to GDP as of December 31, 2007, decreased to 56.1%, as compared to 64.0% as of December 31, 2006, primarily because GDP growth outweighed the increase of 5.9% in public debt recorded in 2007. This debt to GDP ratio is the lowest since the devaluation of the peso in 2002.

          As of December 31, 2007, gross public debt in default was U.S.$6.8 billion, out of which U.S.$1.3 billion, or 0.87% of the gross public debt, represented defaulted debt not yet due and U.S.$5.5 billion, or 3.79% of the gross public debt, corresponded to arrears.

          As of June 30, 2008, Argentina’s gross public debt was U.S.$149.8 billion. Argentina’s peso-denominated debt totaled Ps.217.4 billion (U.S.$71.9 billion), representing 47.96% of Argentina’s gross public debt out of which 40.89% is subject to adjustments for inflation based on CER. Argentina’s foreign-denominated debt totaled U.S.$78.0 billion, representing 52.04% of Argentina’s gross public debt.

          In the first nine months of 2008, Argentina issued Ps.0.9 billion in Bonar pesos 2013 (peso-denominated bonds due 2013 with a floating interest rate equal to the “BADLAR” rate plus 350 basis points) through a public auction on April 3, 2008, and U.S.$2.8 billion in Boden 2015 to Venezuela through private placements on May 19 and July 29, 2008.

          On September 22, 2008, President Cristina E. Fernández de Kirchner announced that Argentina had received a proposal for the restructuring of Argentina’s public external indebtedness (the “Restructuring”).

          The Restructuring is expected to include a new money component, as well as the following:

•	the exchange of up to the full outstanding amount of debt securities issued by Argentina which were eligible for, but were not tendered in, the 2005 Debt Exchange;

•

the exchange of up to the full outstanding amount of certain secured loans (préstamos garantizados) into which Argentina entered in 2001 and are referred to as National Guaranteed Loans in this annual report; and

•	the exchange of up to the full outstanding amount of Argentina’s current short- and medium-term debt governed by Argentine law.

          The Restructuring of the securities issued by Argentina that were eligible for, but were not tendered in, the 2005 Debt Exchange will require congressional approval.

          In September 2008, President Fernández de Kirchner announced Argentina's intention to pay its bilateral debt pertaining to country members of the Paris Club. Argentina is evaluating alternatives to implement this decision.

Debt Record

          On December 24, 2001, the Government (under the temporary administration of President Rodriguez Saá) declared a suspension of payments on a substantial portion of Argentina’s public debt. President Duhalde, his successor, endorsed the suspension of debt payments when he took office several days later. The Public Emergency Law, enacted on January 6, 2002, authorized the Government to take the measures necessary to create conditions for an economic recovery and to restructure Argentina’s public debt.

          On February 6, 2002, the Government issued Decree No. 256, which officially suspended payments on Argentina’s public debt and authorized the Ministry of Economy to undertake a restructuring of these obligations. Subsequently, the Government issued Resolution No. 73 (April 2002), Resolution No. 350 (September 2002), Resolution No. 449 (October 2002) and Resolution No. 158 (March 2003), pursuant to which it refined the scope of the suspension of debt payments. In accordance with these decrees, the Government continued to meet its debt obligations to the following creditors:

•	multilateral official lenders;

•	creditors that agreed to the pesification of their National Guaranteed Loans;

•	holders of new bonds (such as Boden) issued since the Government announced the suspension of debt payments; and

•	certain other categories of public debt.

          On December 9, 2004, President Néstor Kirchner signed two decrees officially authorizing the debt exchange offer to restructure a significant portion of Argentina’s defaulted bond debt. On January 14, 2005, Argentina launched an offer to exchange its defaulted securities for new Par, Quasi-Par and Discount Bonds and GDP-linked Securities. The exchange offer closed on February 25, 2005, with a 76.2% acceptance rate. The offer was settled on June 2, 2005. For further discussion of the 2005 Debt Exchange, see “—Debt Management—2005 Debt Exchange.”

          In the prospectus filed with the 2005 Debt Exchange, the Government noted that eligible securities not tendered in the exchange might remain unpaid indefinitely. In addition, Argentine Law 26,017, absent congressional approval, precludes the Government from reopening the debt exchange process for these holdout creditors. The Government is considering a proposal to restructure debt that was eligible for, but was not tendered in, the 2005 Debt Exchange, which would require congressional approval.

          Paris Club. Argentina restructured debt due to members of the Paris Club, a group of sovereign creditors, in five separate agreements in 1985, 1987, 1989, 1991 and 1992. Under most of these agreements, new maturities averaged 10 years, with average grace periods of approximately 5 ½ years. The amounts rescheduled under these agreements totaled U.S.$9.0 billion. The Government defaulted on debt owed to country members of the Paris Club during the debt crisis that began in 2001. In September 2008, President Fernández de Kirchner announced Argentina's intention to pay its bilateral debt pertaining to member countries of the Paris Club. Argentina is evaluating alternatives to implement this decision. For further discussion of debt owed to Paris Club lenders, see “—Debt Owed to Official Institutions.”

          Prior Debt Restructurings

          Commercial Banks. In 1985 and 1987, Argentina negotiated the restructuring of U.S.$34.7 billion in debt owed to international commercial bank creditors. In addition to the banks extending new loans in the aggregate amount of approximately U.S.$3 billion, two bond issuances formed part of this restructuring: “new money bonds” and “alternative participation instruments,” or “APIs.” Interest payments to bank creditors were suspended in April 1988 and resumed on a partial basis until the refinancing of medium- and long-term commercial bank debt under the Brady Plan (as described below).

          The Brady Plan. In April 1992, Argentina announced a new refinancing agreement under the Brady Plan relating to medium- and long-term debt owed to commercial banks. The Brady Plan applied to an estimated U.S.$28.5 billion in debt, including an estimated U.S.$9.2 billion in past-due interest. The Brady Plan reduced by approximately U.S.$3.0 billion the nominal amount of Argentina’s foreign debt, as well as a reduction of 35% in the net present value of interest payments.

          Over 96% of the commercial bank debt was refinanced pursuant to the Brady Plan. The Brady Plan provided for the issuance of par bonds, discount bonds and floating rate bonds, or “FRBs,” and a cash payout of U.S.$700 million in exchange for previously outstanding commercial bank debt of U.S.$28.5 billion, which included U.S.$9.2 billion of interest in arrears.

          Approximately 95.7% of the dollar-denominated Brady Bonds and 81.3% of the euro-denominated Brady Bonds were exchanged in the 2005 Debt Exchange.

          As of December 31, 2007:

•	U.S.$328.9 million of par Brady Bonds that had not been tendered in the 2005 Debt Exchange remained outstanding, of which U.S.$75.6 million corresponded to past-due interest;

•	U.S.$103.6 million of discount Brady Bonds that had not been tendered in the 2005 Debt Exchange remained outstanding, of which U.S.$14.2 million corresponded to past-due interest; and

•	U.S.$113.5 million of FRBs that had not been tendered in the 2005 Debt Exchange remained outstanding, of which U.S.$107.5 million corresponded to past-due principal.

          Principal payments and a portion of interest payments on the par and discount Brady Bonds are secured by collateral. For a description of these security arrangements, see “—Debt Management—Secured or Guaranteed Debt.”

Debt Management

          During the 1990s, the Government accessed the international capital markets to meet its financing needs. These issuances consisted primarily of global bonds and euro bonds. In the late 1990s, however, it became increasingly difficult for the Government to access the international markets. Accordingly, the Government was required to rely more heavily on the following sources of financing:

•

domestic debt issuance of short-term treasury bonds known as Letes and medium- to long-term treasury bonds, such as Bontes and Bonos-Pagaré. A large portion of these bonds were denominated in U.S. dollars, since fears of a potential peso devaluation hindered the Government’s ability to place peso-denominated debt in the years leading up to the termination of the Convertibility Regime; and

•	loans from multilateral and bilateral lenders.

          After the suspension of debt payments in late 2001, the Government lost all access to foreign and domestic capital markets. The suspension of debt payments, combined with the fiscal surpluses posted after the crisis, reduced the Government’s financing needs. During this period, temporary advances from the Central Bank and loans from multilateral creditors covered the Government’s reduced financing needs.

          The Government began to issue a new type of bond, known as Boden, primarily for the purpose of compensating individuals and foreign and domestic financial institutions affected by various crisis measures adopted by the Government. The following is a brief description of the various types of Boden:

•

Boden Depositor. The Government has issued these bonds since 2002 to compensate depositors for losses they incurred as a result of the pesification and the rescheduling of bank deposits. The issuance of these bonds has generated a countervailing credit for the Government from banks. Since these bonds have released banks from their obligations toward depositors receiving these bonds, in return, the banks have incurred an obligation to reimburse the Government for the nominal principal amount of these bonds at a specified discount. The banks may discharge this obligation by either depositing funds in the Central Bank or canceling debt owed to them by the Government. As of December 31, 2007, there were a total of U.S.$4.0 billion of these bonds outstanding, all of which were denominated in U.S. dollars.

•

Boden Compensation and Boden Coverage. Since 2002, the Government has issued these bonds to banks to compensate them for losses they incurred as a result of the asymmetric pesification of substantially all foreign-currency denominated loans and liabilities.

–

Boden Compensation. These bonds were issued to compensate banks for the difference in value between their pesified assets and their pesified liabilities. As of December 31, 2007, there were a total of U.S.$2.9 billion of these bonds outstanding, all of which were denominated in U.S. dollars.

–

Boden Coverage. Since the pesification process did not encompass all the foreign-currency assets and liabilities of banks, the banks also suffered losses in terms of the difference between their remaining foreign-currency denominated assets and their remaining foreign-currency denominated liabilities. Boden Coverage bonds were issued to compensate banks for this difference in value (measured based on the banks’ assets and liabilities as of December 31, 2001). To receive these bonds, banks agreed to reimburse the Government for the principal amount of the bond at a specified discount. This reimbursement obligation represented a credit of the Government against these banks. Banks may discharge this reimbursement obligation in the same manner they may discharge reimbursement obligations relating to the Boden Depositor. As of December 31, 2007, there was a total of U.S.$2.2 billion of these bonds outstanding, all of which were denominated in U.S. dollars.

As of December 31, 2007, the remaining unsubscribed Boden Compensation and Boden Coverage amounted to U.S.$46.1 million.

•

Boden Restitution. The Government issued these bonds in 2003 to compensate pensioners and public-sector employees for the 13% reductions in benefits and salaries that took place in 2001. These bonds are adjustable by CER. As of December 31, 2007, there was a total of U.S.$247.1 million of these bonds outstanding, all of which were denominated in pesos.

•

Boden Quasi-Currency. The Government issued these bonds in 2003 to the Central Bank as part of the process of redeeming substantially all of its own quasi-currency bonds (Lecops) and substantially all of the quasi-currency bonds issued by the provinces (bonds issued by the Province of Buenos Aires are known as Patacones). The provinces agreed to reimburse the Government the principal amount plus interest for the Boden Quasi-Currency bonds it issued to redeem provincial quasi-currencies, thus generating a credit for the Government. These bonds are adjustable by CER. As of December 31, 2007, there was a total of U.S.$1.4 billion of these bonds outstanding, all of which were denominated in pesos.

•

Boden Asymmetrical Indexation CER-CVS. The Government has issued these bonds since 2005 to compensate banks for the asymmetrical indexation that occurred when bank held assets indexed to CER (the CPI-linked index) and held liabilities indexed to CVS (the salary-linked index). The effect of this asymmetrical indexation was a growing mismatch between bank assets and liabilities. These bonds are not adjustable by CER. As of December 31, 2007, there was a total of U.S.$21.7 million of these bonds outstanding, all of which were denominated in pesos.

          After the suspension of debt payments in December 2001, the Government continued issuing Bocones. These bonds, which the Government has issued since 1991, are used primarily to restructure obligations that the Government owes to pensioners and various private creditors. In August 1997, the Government also authorized the issuance of a series of Bocones as reparation to the families of those who were imprisoned by, or who disappeared under the rule of, the military dictatorship from 1976 through 1983. The outstanding amount of such Bocones was:

•	U.S.$2.03 billion in 2003;

•	U.S.$2.49 billion in 2004;

•	U.S.$2.52 billion in 2005;

•	U.S.$3.43 billion in 2006; and

•	U.S.$4.07 billion in 2007.

          2001 Debt Exchanges

          In 2001, as Argentina’s public debt burden grew increasingly unsustainable, the Government engaged in a series of debt exchanges designed to reduce the Government’s short- and medium-term debt service obligations. These debt exchanges permitted bondholders to exchange, on a voluntary basis, their outstanding bonds for new securities (or other debt obligations), the terms of which were set during the exchange offer period pursuant to a modified Dutch auction. This structure permitted the Government to determine pricing terms based on its review of the offers made by the bondholders. We set forth below a brief summary of the Government’s principal voluntary debt exchanges during 2001:

          February 2001 Debt Exchange. In February 2001, the Government conducted a voluntary global exchange offer in which it acquired an aggregate principal amount of approximately U.S.$4.4 billion in outstanding bonds (primarily denominated in U.S. dollars). The new instruments issued in this exchange were a U.S. dollar-denominated Global Bond scheduled to mature in 2012 and a U.S. dollar-denominated Bonte that matured in 2006.

          Mega-Exchange. In June 2001, the Government conducted a voluntary global exchange offer, known as the “mega-exchange,” in which it acquired forty-six different types of outstanding bonds with an aggregate principal amount of approximately U.S.$29.5 billion, primarily denominated in U.S. dollars, in exchange for five new bonds with an aggregate principal amount of U.S.$30.4 billion.

          November 2001 Debt Exchange. In November 2001, the Government conducted a voluntary exchange offer in which it acquired an aggregate principal amount of approximately U.S.$42.3 billion in outstanding bonds, with an average maturity of 12.01 years, in exchange for U.S.$42.0 billion in tax-secured loans (known as National Guaranteed Loans) with an average maturity of 14.02 years. Although both domestic and foreign bondholders were eligible to participate in this exchange offer, the principal participants were domestic creditors ( primarily banks and pension funds).

          National Guaranteed Loans were issued in U.S. dollars and in pesos. U.S.$28.0 billion of these loans had a fixed interest rate and U.S.$13.9 billion had a floating interest rate. Under their original terms, National Guaranteed Loans had the following key features:

•

During the period of time coterminous with the term of the original bonds, the interest rate on these loans was equal to 70% of the original interest, up to a maximum of 7% for fixed-rate loans and LIBOR plus 3% for floating-rate loans. After the term of the original bonds, the interest rate on these loans would be set at these maximum rates (i.e., 7% and LIBOR plus 3%);

•

National Guaranteed Loans are secured through a pledge of Government revenues from the tax on financial transactions and co-participation taxes (i.e., the taxes that the Government is required to share with the provinces pursuant to the Co-participation Law of 1988, as amended); and

•	Holders of National Guaranteed Loans retained the right to recover their original bonds upon any default (we refer to this process as the reverse swap of National Guaranteed Loans).

          The interest rate and the reverse swap feature of these loans were modified during the pesification process.

          Pesification Process

          On February 3, 2002, following the end of the Convertibility Regime, the Government announced (through Decree Nos. 214, 410 and 471) the conversion into pesos of all foreign-currency denominated debt issued under Argentine law, with the new peso-denominated debt subject to adjustments for inflation based on CER. As part of this pesification process, the Government took the following measures:

•

It pesified U.S.$57.5 billion in foreign-currency denominated Argentine law governed Government debt at a rate of U.S.$1 to Ps.1.4. This debt consisted of Bontes, Bocones, Bonos-Pagaré, National Guaranteed Loans, bilateral loans and other obligations (such as commercial bank debt, Letes and other treasury bonds). Immediately after devaluation of the Argentine peso in the first quarter of 2002, this pesified debt declined in value to approximately U.S.$28.4 billion; and

•

It reduced the interest rates on the Government’s pesified debt to an annual rate of 2.0%, with the exception of pesified National Guaranteed Loans, which were assigned fixed interest rates between 3% and 5.5%.

          The pesification of U.S. dollar-denominated National Guaranteed Loans triggered the right of holders of these loans to revert back to the original bonds for which the loans had been exchanged. Pursuant to Decree No. 644 (April 2002) and No. 79 (January 2003), to continue to receive debt payments, holders of these pesified National Guaranteed Loans were required to accept pesification and waive their right to revert back to the original bonds. Pursuant to Decree No. 530 (August 2003), any holders of National Guaranteed Loans who failed to waive this right were required to revert back to their original bonds. In 2003, holders of National Guaranteed Loans in an aggregate principal amount of U.S.$14.0 billion reverted to their original bonds in an aggregate amount of U.S.$20.0 billion (including past-due principal and interest) resulting in a U.S.$6.0 billion increase in Argentina’s public debt. Since the Government was not current on the original bonds, these reverse swaps resulted in an increase in past-due principal and interest. The Government restructured these original bonds as part of its 2005 Debt Exchange.

          Argentina received a proposal to restructure its debt relating to the National Guaranteed Loans. See “—Overview.”

          2005 Debt Exchange

          On January 14, 2005, Argentina launched a global voluntary offer to exchange 152 different series of securities on which it had suspended payment in 2001, for new Par Quasi-Par and Discount Bonds, and GDP-linked Securities. The aggregate value of securities that were eligible to participate in the exchange (including nominal value of the eligible securities and accrued past-due interest accumulated as of December 31, 2001) was approximately U.S.$81.8 billion. Accrued past-due interest accumulated from December 31, 2001, to December 31, 2003, was not eligible to participate in the exchange, which would have increased the amount on this debt segment to at least $102.6 billion.

          Depending on the security tendered and the time of tender, holders of eligible securities who participated in the offer were entitled to receive, in exchange for their securities, different combinations of the following:

•

Par Bonds due December 31, 2038, at a rate of 1.00 unit of Par Bonds per unit of eligible amount tendered, denominated in U.S. dollars (governed by New York or Argentine law), euros (governed by English law), yens (governed by Japanese law) or pesos (governed by Argentine law) and bearing interest at incremental rates ranging from 1.33% to 5.25% in the case of U.S. dollar-denominated Par Bonds, 1.20% to 4.74% in the case of euro-denominated Par Bonds, 0.24% to 0.94% in the case of yen-denominated Par Bonds and 0.63% to 2.48% in the case of peso-denominated Par Bonds. The principal amount of peso-denominated Par Bonds is adjusted for inflation based on CER;

•

Discount Bonds due December 31, 2033, at a rate of 0.337 units of Discount Bonds per unit of eligible amount tendered, denominated in U.S. dollars (governed by New York or Argentine law), euro (governed by English law), yen (governed by Japanese law) or pesos (governed by Argentine law), and bearing interest at an annual rate of 8.28% in the case of U.S. dollar-denominated Discount Bonds, 7.82% in the case of euro-denominated Discount Bonds, 4.33% in the case of yen-denominated Discount Bonds and 5.83% in the case of peso-denominated Discount Bonds. The principal amount of peso-denominated Discount Bonds is adjusted for inflation based on CER;

•

Quasi-Par Bonds due December 31, 2045, at a rate of 0.699 units of Quasi-Par Bonds per unit of eligible amount tendered, denominated in pesos (governed by Argentine law) and bearing interest at a rate of 3.31%. The principal amount of peso-denominated Quasi-Par Bonds is adjusted for inflation based on CER; or

•

A notional amount of GDP-linked Securities expiring no later than December 15, 2035, in an amount equal to the eligible amount of Securities tendered, initially attached to each series of Par, Discount and Quasi-Par Bonds, denominated in the same currency, and governed by the same law, as the Par, Discount or Quasi-Par Bonds to which such GDP-linked Securities are initially attached. Payments on GDP-linked Securities are contingent upon the performance of Argentina’s GDP.

          Holders tendering Brady Bonds were entitled to receive, in exchange for their Brady Bonds, the proceeds (in cash) from the liquidation of the principal collateral securing such Brady bonds, plus new Discount Bonds for the difference between the current value of the collateral and the principal amount of their Brady bonds at maturity.

          Participants in the 2005 Debt Exchange have the right to participate in any future offer by Argentina to repurchase, exchange or amend any of the unexchanged old bonds.

          Mandatory repurchase clauses require Argentina to allocate defined amounts to the repurchase of new bonds and other indebtedness. In addition, Argentina is required to repurchase bonds issued in the 2005 Debt Exchange if Argentina’s GDP exceeds a pre-established threshold. Further details about the repurchase provisions may be found in the supplement to the prospectus dated December 27, 2004, for the 2005 Debt Exchange filed with the SEC on January 10, 2005.

          In exchange for all tendered amounts, Argentina issued approximately an aggregate principal amount of:

•	U.S.$15.0 billion in Par Bonds,

•	U.S.$11.9 billion in Discount Bonds;

•	Ps.24.3 billion in Quasi-Par Bonds (approximately U.S.$8.3 billion);

•	GDP-linked Securities in a notional amount of approximately U.S.$62.3 billion; and

•

Brady bondholders tendered Brady Bonds for an aggregate principal amount of approximately U.S.$2.8 billion and €235.4 million and received their present value in cash from the redemption of the Brady Bonds’ principal collateral.

          The 2005 Debt Exchange settled on June 2, 2005.

          Other Restructurings

          On August 31, 2006, Argentina restructured debt that it held with Banco de la Nación Argentina. This debt was restructured through the issuance of a Bonos-Pagaré denominated in pesos in the amount of Ps.1.5 billion.

          On January 31, 2007, Argentina and Spain restructured a U.S.$982 million bilateral loan that was made under the IMF program during the financial crisis. Argentina agreed to repay Spain within six years, at a rate of LIBOR plus 140 basis points.

          Indirect Debt

          The Government guarantees—in part or in full—principal and interest payments on certain debt obligations of the provinces and other national and private entities. A portion of these Government guarantees is secured by assets or tax receivables of the Government.

          As of December 31, 2007, the Government guaranteed third-party obligations for an aggregate amount of U.S.$15.2 billion (including past-due principal and interest), consisting of the following obligations:

•

U.S.$13.5 billion in debt owed by national entities separate from the Government (such as Banco de la Nación Argentina). Non-financial public institutions owed a substantial portion of this debt, and 98.9% of this amount was secured by assets of the direct obligor. This debt includes the following:

–	U.S.$11.8 billion of indebtedness held by the “Fondo Fiduciario para el Desarrollo Provincial” (Fiduciary Fund for Provincial Development), or FFDP, which originated with the issuance of the Bogar;

–

Bogar 2018, issued in 2002 by the “Fondo Provincial para el Desarrollo” (Provincial Development Fund) in an aggregate principal amount of Ps.28.2 billion to restructure the debts of a number of provinces. Their repayment is secured through a Government guarantee and thus constitute indirect debt of the Government; and

–

Bogar 2020 issued during the years 2005 and 2006 by the FFDP in the aggregate amount of U.S.$689.1 million in order to restructure the debt it maintained with specific entities from the financial system (principally banks). Bogar 2020s are denominated in pesos, adjustable by CER and pay an annual fixed interest rate of 2%. Similar to the Bogar 2018, this new instrument depends on the subsidiary public sector guaranty of principal and interest.

•	U.S.$1.3 billion in provincial debt (including the City of Buenos Aires), all of which was secured by assets of the issuer; and

•	U.S.$350.4 million in debt of private sector entities; none of these debts were secured by assets of the issuer.

          For a description of the arrangement between the Government and the provinces with respect to these bonds see “Public Sector Finances—Fiscal Relations With the Provinces—Other Arrangements With the Provinces;”

          Secured or Guaranteed Debt

          Certain of the Government’s debt obligations are secured by pledges of specific assets, including tax receivables and other forms of collateral. We set forth below a description of these security arrangements:

•

National Guaranteed Loans. These loans are secured by a pledge of the Government’s share of the revenue derived from the tax on financial transactions and co-participation taxes (i.e., the taxes the Government is required to share with the provinces under the Co-Participation Law). The Central Bank directly collects the tax on financial transactions and transfers those revenues to the Government on a monthly basis, but withholds the amount necessary to discharge the Government’s obligations under the National Guaranteed Loans. If revenues from the tax on financial transactions are insufficient to discharge these obligations, the Central Bank obtains the shortfall from co-participation taxes by directing banks (which collect all taxes in Argentina) to transfer to it the amount of the shortfall. The Central Bank directly pays the Government’s obligations under the National Guaranteed Loans from these funds. As of December 31, 2007, there was U.S.$13.0 billion in outstanding principal amount of National Guaranteed Loans. Argentina received a proposal to restructure its debt relating to the National Guaranteed Loans. See “—Overview.”

•

Bogar. The Government’s obligation to make payments under its guarantee of amounts due under these bonds is secured through a pledge of the Government’s share of the revenue derived from the tax on financial transactions and co-participation taxes. This includes Bogar 2018, issued in 2002, and Bogar 2020, issued in 2005 and 2006. As of December 31, 2007, there was U.S.$11.8 billion in outstanding principal amount of Bogars.

•

Brady Bonds. The full principal amount of par and discount Brady Bonds is secured, in the case of U.S.-dollar-denominated bonds, by zero-coupon U.S. Treasury bonds and, in the case of euro-denominated bonds (which were originally denominated in deutsche marks), by zero-coupon bonds issued by Kreditanstalt für Wiederaufbau, or “KfW” (Germany’s development bank). The collateral securing 100% of the principal amount of these bonds cannot be drawn upon until the maturity date of these bonds in 2023. As of December 31, 2007, there was U.S.$90.0 million in outstanding principal amount of Brady Bonds. A portion of the interest payable on Brady Bonds is collateralized as follows:

–

For discount Brady Bonds denominated in U.S. dollars or euros, interest collateral was set-aside in an amount equal to 12 months of interest calculated at a presumed rate of 8% of the principal amount of the outstanding bonds.

–

For U.S. dollar-denominated par Brady Bonds, interest collateral was set-aside in an amount equal to 12 months of interest calculated at a presumed rate of 6% of the principal amount of the outstanding bonds.

–

For euro-denominated par Brady Bonds, interest collateral was set-aside in an amount equal to 12 months of interest calculated at a presumed rate of 5.87% of the principal amount of the outstanding bonds.

          Since July 2002, the fiscal agent of the par and discount Brady Bonds has made interest payments on these bonds as they became due, by liquidating and drawing upon the collateral set aside to secure these payments. As of December 31, 2007, the remaining collateral was valued as follows:

•	U.S.$5.3 million for interest payments on the dollar-denominated discount bonds; no collateral remained for interest payments on the dollar-denominated par bonds;

•	U.S.$60.7 million for principal payments on dollar-denominated par and discount bonds;

•	U.S.$0.1 million for interest payments on the euro-denominated discount bonds; no collateral remained for interest payments on euro-denominated par bonds; and

•	U.S.$23.9 million for principal payments on euro-denominated par and discount bonds.

          Spanish Bonds. In 1993, as part of the Brady restructuring, the Government issued to Spanish banks un-collateralized bonds maturing in , 2008 (instead of 30-year Brady bonds). These bonds are guaranteed by the Spanish government, which performed under its guarantee following the Government’s suspension of debt payments. As of December 31, 2007, Argentina had accumulated U.S.$12.5 million in past-due interest payments on these bonds. The bonds matured on March 31, 2008; principal and interest payments remain suspended.

          Tax-Set-off Mechanisms

          In the past, the Government has given holders of certain bonds the option to receive a tax credit in lieu of coupon payments. This tax credit could be used to discharge tax obligations the bondholder owes to the Government. For certain types of bonds, the tax set-off option was available only in the event of coupon payment default by the Government.

          Several different types of Government bonds have had this tax-setoff feature (either by law or by the terms of the bonds), the specific mechanics of which vary. This tax set-off mechanism has been a feature of the Bocones since they were first issued in 1991.

          In April 2004, this tax set-off arrangement was suspended for all of Government medium term notes and all Government bonds (with certain exception for Bocones and certain Boden).

Evolution of Public Debt

          Introduction

          The suspension of most public debt payments between December 2001 and June 2005 (when the 2005 Debt Exchange was completed) closed domestic and international capital markets to Argentina. During this period, short-term debt issued by the Central Bank, as well as loans from multilateral creditors, met much of the public sector financing needs. After the 2005 Debt Exchange was completed, Argentina was able to again access the capital markets for new financing.

          Since 2002, the Government has also issued debt to implement its monetary policy objectives, including strengthening the financial system (bond issues for compensation, savings, hedging and asymmetrical indexing), redeeming quasi-currency, and restructuring debt held by the provinces. These measures largely account for the public debt increases observed during the period. Inflation adjustments, compounding interest and exchange rate fluctuations have also factored into these debt increases.

          Evaluation of Public Debt

          In 2003, Argentina’s gross public debt increased 16.9% to U.S.$178.8 billion (138.7% of GDP). The Government accumulated an additional U.S.$11.1 billion in past-due principal. Total past-due principal as of

December 31, 2003, was U.S.$18.1 billion. The increase in gross public debt in 2003 resulted primarily from the following factors:

•	the issuance of approximately U.S.$4.4 billion in peso-denominated debt governed by Argentine law and U.S.$10.2 billion in new foreign-currency denominated debt;

•	the reverse swap of certain National Guaranteed Loans for U.S.$6.0 billion in the corresponding original bonds;

•	exchange rate fluctuations totaling approximately U.S.$14.6 billion and the compounding of interest for approximately U.S.$1.6 billion;

•	the increase in peso-denominated debt resulting from inflation adjustments totaling approximately U.S.$1.2 billion; and

•	the accumulation of U.S.$5.4 billion in past-due interest.

          In 2003, the Government increasingly incurred obligations that resulted in countervailing credit to the Government from the main obligor. The balance of these credits as of December 31, 2003, was as follows:

•	the Government had credits valued at U.S.$12.0 billion with respect to its outstanding Boden Depositor and Boden Coverage and U.S.$2.2 billion with respect to its outstanding Boden Quasi-Currency, and

•	the Government had credits valued at U.S.$9.9 billion with respect to the outstanding Bogar.

          While the issuance of Boden Depositor, Boden Coverage, Bogar and certain Boden Quasi-Currency increased Argentina’s gross public debt, Argentina has a countervailing credit for the same amount of these obligations from the main obligor. If the main obligors honor their payment obligations, these issuances will not increase Argentina’s total public debt. For a description of these transactions see “—Debt Management.”

          In 2004, Argentina’s gross public debt increased 7.0% to U.S.$191.3 billion (127.3% of GDP). The Government accumulated an additional U.S.$12.4 billion in past-due principal for a total of U.S.$30.5 billion. The increase in gross public debt resulted primarily from the following factors:

•	the issuance of approximately U.S.$4.0 billion in peso-denominated debt governed by Argentine law and U.S.$4.6 billion in new foreign-currency denominated debt;

•	exchange rate fluctuations totaling approximately U.S.$3.2 billion and the compounding of approximately U.S.$2.4 billion in interest;

•	the increase in peso-denominated debt resulting from inflation adjustments by approximately U.S.$1.7 billion; and

•	the accumulation of U.S.$5.0 billion in additional past-due interest.

          In 2005, Argentina’s gross public debt decreased 32.5% to U.S.$129.2 billion (73.9% of GDP). The Government accumulated past-due principal on debt that was pending restructuring (i.e. debt issued by the Paris Club, bilateral creditors, commercial banks and other creditors). Total past-due principal as of December 1, 2005, was U.S.$3.3 billion.

          The decrease in gross public debt in 2005 resulted primarily from the effects of the 2005 Debt Exchange, the depreciation of the peso against the dollar and the nominal appreciation of the dollar against the euro, which reduced the amount of Argentina’s euro-denominated debt expressed in dollars. The 2005 Debt Exchange resulted in a debt decrease because past-due interest accumulated since 2002 was not included in the exchange and the Government stopped accounting for debt in respect of securities that were eligible for, but were not tendered in, the 2005 Debt Exchange. These factors were partially offset by the following:

•	the issuance of U.S.$24.1 billion in peso-denominated debt;

•	the issuance of U.S.$23.4 billion in foreign-currency denominated debt;

•	the compounding of interest, including approximately U.S.$1.9 billion in interest on Quasi-Par Bonds and Discount Bonds, both issued in the 2005 Debt Exchange; and

•	the increase in peso-denominated debt resulting from inflation adjustments totaling approximately U.S.$5.7 billion.

The following bonds were offered in the domestic capital markets in 2005:

•	approximately U.S.$1.3 billion in peso-denominated debt in the form of Boden 2014;

•	U.S.$1.3 billion in dollar-denominated debt in the form of Boden 2012 and Boden 2015; and

•	U.S.$1.4 billion in several direct placements with Venezuela under a bilateral agreement.

          In 2006, Argentina’s gross public debt increased 5.8% to U.S.$136.7 billion (64.0% of GDP). Past-due principal increased by U.S.$1.1 billion to U.S.$4.4 billion. The increase in gross public debt was explained primarily by the following:

•	the issuance of U.S.$1.9 billion in peso-denominated debt;

•	the issuance of U.S.$6.3 billion in foreign-currency denominated debt;

•	exchange rate fluctuations of approximately U.S.$0.9 billion;

•	compounding of approximately U.S.$1.1 billion in interest; and

•	inflation adjustments totaling approximately U.S.$5.1 billion.

          In 2006, the Government issued the following bonds in the domestic capital markets:

•	U.S.$2.2 billion in Boden 2012, in several direct placements with Venezuela under a bilateral agreement;

•	U.S.$1.5 billion in Bonar V, issued in three domestic bond auctions; and

•	U.S.$1 billion in Bonar VII, issued in two domestic bond auctions.

          In 2007, Argentina's gross public debt increased 5.9% to U.S.$144.7 billion. The Government accumulated U.S.$8 million in past-due principal, increasing total past-due principal to U.S.$4.4 billion. The increase in total public debt was primarily a result of the following:

•	the issuance of U.S.$4.5 billion in peso-denominated debt;

•	the issuance of U.S.$8.5 billion in foreign-currency denominated debt;

•	compounding of U.S.$1.1 billion in interest; and

•	inflation adjustments of U.S.$4.6 billion.

          In 2007, the Government issued a total of U.S.$6.1 billion dollar-denominated bonds in the domestic capital markets. The followed bonds were issued:

•	U.S.$1.0 billion in Bonar VII (bullet bond due 2013 with a 7% coupon),

•	U.S.$2.1 billion in Bonar X (bullet bond due 2017 with a 7% coupon) through public auctions;

•	U.S.$2.5 billion in Boden 2015 (bullet bond due 2015 with a 7% coupon);

•

U.S.$0.5 billion in Discount bonds (amortizing bonds governed by Argentine law due 2033 with a 8.3% coupon) issued through private placements to Venezuela and the National Social Security Administration; and

•	U.S.$0.5 billion in Bonar ARG $ V (bullet bonds due 2012 with a 10.5% coupon). This issuance was the first local currency issuance by the Government since August 14, 1998.

          As of December 31, 2007, gross public debt in default was U.S.$6.8 billion, out of which U.S.$1.3 billion, or 0.87% of the gross public debt, was not yet due. Specifically, U.S.$5.5 billion, or 3.79% of the gross public debt, corresponded to arrears, U.S.$4.4 billion constituted the principal arrears, and U.S.$1.1 billion constituted interest arrears.

          In the first nine months of 2008, the Government issued the following debt:

•	Ps.0.9 billion in Bonar pesos 2013 (peso-denominated bond due 2013 with a floating interest rate equal to the “BADLAR” rate plus 350 basis points) through a public auction on April 3, 2008;

•	U.S.$1.4 billion in Boden 2015 to Venezuela through a private placement on May 19, 2008;

•	U.S.$1.5 billion in bonds due 2015 to Venezuela;

•	Ps.4.65 billion in short-term notes to Administracion Nacional de Seguridad Social, or “ANSES;”

•

Ps.2.75 billion in short-term notes to the Administracion Federal de Ingresos Publicos, or “AFIP.” The non-negotiable notes have a term of either 152 or 180 days, and bear annual interest ranging from 8.35% to 10.4%;

•

Ps.507 million in short-term notes to the Fondo Fiduciario de Reconstrucción de Empresas, comprised of Ps. 100 million in notes due in 138 days bearing annual interest of 10.5% and Ps. 407 million in notes due in 365-day bearing annual interest of 8.35%; and

•	Ps.149 million in short-term notes to the Loteria Nacional S.E. (the national lottery). These variable interest rate notes mature in March 2009.

          On August 11, 2008, the Government announced that it would repurchase dollar and peso-denominated bonds governed by Argentine law and maturing from 2008 to early 2010. During the first phase of the repurchase program, which ended on August 21, 2008, the Government bought back the following debt:

•	Ps.7.7 million (U.S.$ 2.6 million) in Boden 2008;

•	U.S.$ 254.7 million in Boden 2012;

•	U.S.$ 14.4 million in Boden 2013;

•	U.S.$113.5 million in Bonar V;

•	Ps.35.2 million in (U.S.$ 11.6 million) in Bocon PRE 8; and

•	Ps.169.5 million (U.S.$ 55.8 million)in peso-denominated GDP-linked Securities.

          On August 21, 2008, the Government announced it would repurchase bonds in the second phase of the repurchase program through open auctions. Before each auction, the Government will announce the securities it intends to repurchase. As of October 2, 2008, the Government had repurchased following debt during this phase:

•	U.S.$ 8.6 million Boden 2012;

•	U.S.$ 8.2 million in Boden 2013;

•	Ps.1.0 billion (U.S.$ 344.4 million) in peso-denominated GDP-linked Securities; and

•	U.S.$.10.4 million in dollar-denominated GDP-linked Securities.

          The following table sets forth information on Argentina’s public debt as of the dates indicated.

Total Gross Public Debt(1)
(in millions of U.S. dollars)

	As of December 31,

	2003		2004		2005		2006		2007

Peso-denominated Debt:(2)
Performing	U.S.$	32,831	U.S.$	36,202	U.S.$	61,634	U.S.$	64,844	U.S.$	68,000
Non-performing		4,263		3,256		1,039		487		166
Principal arrears		5,926		6,876		125		197		185
Interest arrears		266		337		17		21		24

Total peso-denominated debt		43,286		46,671		62,816		65,549		68,375
As a % of total gross public debt		24.2%		24.4%		48.6%		47.9%		47.2%

Foreign-currency Denominated Debt:(3)
Performing		45,927		44,696		59,771		63,926		69,977
Non-performing		67,848		61,811		2,657		2,092		1,096
Principal arrears		12,131		23,616		3,215		4,227		4,248
Interest arrears		9,566		14,515		767		931		1,033

Total foreign-currency denominated debt		135,473		144,638		66,410		71,176		76,354
As a % of total gross public debt		75.8%		75.6%		51.4%		52.1%		52.8%

Total gross public debt (including arrears) (4)	U.S.$	178,759	U.S.$	191,309	U.S.$	129,227	U.S.$	136,725	U.S.$	144,729

Collateral and other credits (5)		(20,893)		(19,425)		(17,743)		(18,195)		(16,865)

Total public debt less collateral and other credits (including arrears) (4)	U.S.$	157,865	U.S.$	171,884	U.S.$	111,484	U.S.$	118,530	U.S.$	127,863

Memorandum items:
Total gross public debt (including arrears) as a % of GDP		138.7%		127.3%		73.9%		64.0%		56.1%
Total gross public debt (including arrears) as a % of annual Government revenues		671.9%		532.9%		297.2%		265.6%		206.6%
Gross eligible public debt not exchanged in the 2005 Debt Exchange (including arrears)		—		—		23,556		26,076		28,857
Exchange rate(6)		2.92		2.98		3.04		3.06		3.15
CER(6)		1.46		1.54		1.72		1.89		2.05

(1)

Calculated using average exchange rate for GDP and Government revenues. Total debt was calculated using the exchange rate at the end of each period. Debt relating to Boden and Bogars has been re-classified as of its deemed issue date of either December 31, 2001, February 3, 2002, or February 4, 2002.

(2)

Includes public debt denominated in local currency (public bonds, commercial-bank debt, obligations to bilateral lenders and others). Includes debt instruments initially issued in dollars but converted into pesos. For a list of these instruments, see “Debt Management.”

(3)	Includes public debt denominated in foreign currencies (multilateral and bilateral debt, public bonds, commercial-bank debt and others).
(4)

For 2005, 2006 and 2007 figures exclude eligible public debt not exchanged in the 2005 Debt Exchange. Debt in respect of securities that were eligible for, but were not tendered in, the 2005 Debt Exchange totaled U.S.$28.9 billion as of December 31, 2007.

(5)	Includes collateral and other credits representing an obligation from the main obligor to reimburse Argentina for amounts paid.
(6)	Exchange rate and CER used to calculate public debt totals for end of each period.
Source: Ministry of Economy.

          The following tables set forth information on Argentina’s public debt by type of interest rates.

Total Gross Public Debt by Type of Interest Rate(1)
(in millions of U.S. Dollars)

	As of December 31,

	2003		2004		2005		2006		2007

Fixed rate(2)	U.S.$	120,876	U.S.$	131,932	U.S.$	82,170	U.S.$	88,175	U.S.$	96,616
Variable rate		57,882		59,378		47,056		48,551		48,113
LIBOR		28,299		29,236		24,894		25,364		22,220
IMF		15,463		14,071		9,453		0		0
IDB		6,722		6,711		6,576		6,819		7,007
BADLAR		546		543		0		0		0
Term deposit interest rate(3)		1,284		1,270		125		128		129
Others(4)		5,568		7,546		6,009		16,239		18,757

Total Gross Public Debt	U.S.$	178,759	U.S.$	191,309	U.S.$	129,227	U.S.$	136,725	U.S.$	144,729

(1)

Includes past-due principal and interest. For 2005, 2006 and 2007, figures exclude eligible public debt not exchanged in the 2005 Debt Exchange. Debt in respect of securities that were eligible for, but were not tendered in, the 2005 Debt Exchange totaled U.S.$28.9 billion as of December 31, 2007.

(2)

In September 2008, President Fernández de Kirchner announced Argentina's intention to pay its bilateral debt pertaining to country members of the Paris Club. Argentina is evaluating alternatives to implement this decision.

(3)	Daily average for peso and dollar term deposits as reported by the Central Bank.
(4)	Includes Savings accounts interest rate, and others.
Source: Ministry of Economy.

Total Gross Public Debt by Type of Interest Rate(1)
(as a percentage of total public debt)

	As of December 31,

	2003	2004	2005	2006	2007

Fixed rate(2)	67.6%	69.0%	63.6%	64.5%	66.8%
Variable rate	32.4	31.0	36.4	35.5	33.2
LIBOR	15.8	15.3	19.3	18.6	15.4
IMF	8.7	7.4	7.3	0.0	0.0
IDB	3.8	3.5	5.1	5.0	4.8
BADLAR	0.3	0.3	0.0	0.0	0.0
Term deposit interest rate(3)	0.7	0.7	0.1	0.1	0.1
Others(4)	3.1	3.9	4.7	11.9	13.0

Total Gross Public Debt	100.0%	100.0%	100.0%	100.0%	100.0%

(1)

Includes past-due principal and interest. For 2005, 2006 and 2007, figures exclude eligible public debt not exchanged in the 2005 Debt Exchange. Debt in respect of securities that were eligible for, but were not tendered in, the 2005 Debt Exchange totaled U.S.$28.9 billion as of December 31, 2007.

(2)

Includes bonds, the principal amount of which is adjusted for inflation in Argentina as measured by CER. The amount of such inflation-linked debt as of December 31, 2007, (including past-due principal and interest) was U.S.$56.9 billion

(3)	Daily average for peso and dollar term deposits as reported by the Central Bank.
(4)	Includes Savings accounts interest rates and others.
Source: Ministry of Economy.

          As of December 31, 2007, the composition of the debt by interest rate included:

•	fixed rate peso-denominated debt, such as Bonar V and National Guaranteed Loans issued originally in pesos;

•

floating rate peso-denominated debt: CER-adjusted debt, such as Par, Discount and Quasi-Par Bonds issued in the 2005 Debt Exchange; Bodens issued in pesos such as the Boden 2007/2008/2011; guaranteed peso-denominated loans; and debt issued at the savings or deposit interest rates;

•

floating rate foreign-currency denominated debt: such as LIBOR rate Boden denominated in dollars (Boden 2012, Boden 2013), loans from multilateral/bilateral organizations and nontransferable notes from the BCRA 2016 (issued as compensation of the cancellation of the debt with the IMF); and

•	fixed rate foreign-currency denominated debt such as Boden 2015 issued in 2005 with a fixed rate in dollars and Bonar V issued in 2006 with a fixed rate.

          Maturity Profile

          For purpose of its debt maturity profile, Argentina divides its debt into three categories: short-term debt, medium- and long-term debt, and arrears. Principal and interest arrears, having already matured, are not included in the amount of short-term or medium- and long-term debt but are included in the total amount of debt outstanding.

          In 2003, short-term debt increased to 1.4% of gross public debt, primarily as a result of an increase in the amount of short-term financing from the Central Bank. Medium- and long-term debt decreased to 83.0% of gross public debt in 2003 due to the increase and reclassification of past-due amounts.

          In 2004, Argentina’s short-term debt increased to 2.3% of total gross public debt, primarily as a result of an increase in the amount of short-term financing from the Central Bank. Medium- and long-term debt decreased to 74.0% of total gross debt, primarily as a result of an increase in and reclassification of past-due principal and interest as a percentage of total debt.

           In 2005, Argentina’s short-term debt increased to 6.0% of total gross public debt, primarily as a result of an increase in short-term financing by the Central Bank through temporary advances and financing. Starting in 2005, the Treaury issued short-term notes (Letras) to public sector entities, such as ANSES, AFIP, Fondo Fiduciario de Reconstrucción de Empresas and Fondo Fiduciario de Infraestructura del Transporte. Medium- and long-term debt increased 90.8%, mainly as a result of the 2005 Debt Exchange, which decreased principal and interest arrears of eligible debt as a percentage of total gross debt. As a result of the 2005 Debt Exchange, total principal and interest arrears decreased to 3.2% of gross public debt. The issuance of long-term Par, Discount, and Quasi-Par Bonds also contributed to the increase of medium- and long-term outstanding debt.

          As of December 31, 2006, 5.3% of Argentina’s gross public debt was short-term debt. Medium- and long-term debt accounted for 90.7%. The reopening of capital markets after the 2005 Debt Exchange allowed Argentina to increase its total medium- and long-term financing. Short-term debt remains an important source of financing for the public sector.

          As of December 31, 2007, Argentina’s short-term gross public debt had decreased to 7.1% of total gross public debt, primarily as a result of increases of intra-public sector indebtedness through temporary advances and short term notes issued by the Treasury. Medium- and long-term debt decreased to 89.1% of total gross public debt, primarily as a result of an increase in interest and principal arrears as a percentage of total gross public debt.

          The following tables set forth Argentina’s total public debt by term as of the dates indicated.

Total Gross Public Debt by Term
(in millions of U.S. dollars)

	As of December 31,

	2003		2004		2005		2006		2007

Short-term(1)	U.S.$	2,526	U.S.$	4,468	U.S.$	7,724	U.S.$	7,295	U.S.$	10,316
Medium-term and long-term(2)		148,344		141,498		117,378		124,054		128,923
Arrears:
Principal		18,056		30,492		3,341		4,425		4,433
Interest		9,832		14,852		784		952		1,056

Total Arrears		27,889		45,344		4,125		5,377		5,489

Total gross public debt(3)	U.S.$	178,759	U.S.$	191,309	U.S.$	129,227	U.S.$	136,725	U.S.$	144,729

(1)	Debt with original maturity of one year or less.
(2)	Debt with original maturity of more than one year.
(3)

For 2005, 2006 and 2007, figures exclude eligible public debt not exchanged in the 2005 Debt Exchange. Debt in respect of securities that were eligible for, but were not tendered in, the 2005 Debt Exchange totaled U.S.$28.9 billion as of December 31, 2007.

Source: Ministry of Economy.

Total Gross Public Debt by Term
(as a percentage of total public debt)

	As of December 31,

	2003	2004	2005	2006	2007

Short-term(1)	1.4%	2.3%	6.0%	5.3%	7.1%
Medium-term and long-term(2)	83.0	74.0	90.8	90.7	89.1
Arrears:
Principal	10.1	15.9	2.6	3.2	3.1
Interest	5.5	7.8	0.6	0.7	0.7
Total Arrears	15.6	23.7	3.2	3.9	3.8

Total Gross Public Debt(3)	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Debt with original maturity of one year or less.
(2)	Debt with original maturity of more than one year.
(3)	For 2005, 2006 and 2007, figures exclude eligible public debt not exchanged in the 2005 Debt Exchange.
Source: Ministry of Economy.

          Distribution of Total Public Debt by Type of Creditor

          In 2003, the composition of Argentina’s public debt changed, with bond debt increasing by U.S.$18.9 billion to 61.3% of Argentina’s total debt, while debt in the form of National Guaranteed Loans increased by U.S.$2.5 billion to 7.9% of the total public debt. These changes resulted from:

•	new bond issuances and the accumulation of past-due interest over such bonds; and

•	the reverse swap of National Guaranteed Loans for the corresponding original bond.

          In 2004, the composition of Argentina's public debt was similar to 2003. Bond debt (including defaulted debt) increased by U.S.$10.6 billion to U.S.$120.2 billion, or 62.8% of Argentina's total debt. This increase was primarily due to the accumulation of past-due interest. Debt in the form of National Guaranteed Loans increased by U.S.$522 million to U.S.$14.6 billion and debt in the form of Bogars increased by U.S.$326.6 million to U.S.$10.2 billion, accounting for 5.3% of total public debt. Inflation adjustments accounted for most of this increase. Debt held with official organizations decreased by U.S.$430 million to 19.8% of total gross public debt (including defaulted debt), as a result of principal payments (for a description see "Debt Owed to Official Institutions").

          In 2005, bond debt decreased sharply by U.S.$58.2 billion to U.S.$62.0 billion, or 48.0% of Argentina’s total debt, primarily as a result of the 2005 Debt Exchange.

          In 2006, Argentina’s bond debt increased by U.S.$16.6 billion to 57.5% of Argentina’s total debt. This increase resulted from the Central Bank’s issue of a 10-year bond (Letra Intransferible 2016) to pay off its debts to the IMF using its international reserves (for a description see “Debt Owed to Official Institutions”).

         In 2007, Argentina’s bond debt increased by U.S.$6.9 billion to 59.1% of Argentina’s total debt. This increase resulted primarily from the application of the CER, the compounding of interest and the issuance of U.S.$6.1 billion in dollar-denominated bonds in the domestic capital markets and U.S.$0.5 billion in peso-denominated Bonar. These factors were offset by the following decreases:

•	Argentina’s National Guaranteed Loans decreased by U.S.$943 million, or 9.0% of Argentina’s total debt. This decrease resulted primarily from higher amortizations than CER adjustments.
•

Argentina’s multilateral and bilateral debt decreased, primarily due to higher amortizations than debt incurred. Multilateral debt decreased by U.S.$ 138 million, to 10.4% of Argentina’s total debt. Bilateral debt decreased by U.S.$823 million, to 4.4% of Argentina’s total debt.

•	Intra-public sector debt increased by U.S.$ 3 billion, or 7.1%, primarily due to increases in short-term financing by the Central Bank and the Treasury.

The following tables set forth information relating to Argentina’s performing and non-performing public debt by creditor.

Total Gross Performing and Non-Performing Public Debt by Creditor
(in millions of U.S. Dollars)

	As of December 31,

	2003		2004		2005		2006		2007

Performing Debt:
Medium-Term and Long-Term Debt:
Multilateral debt:
IMF	U.S.$	15,463	U.S.$	14,071	U.S.$	9,453	U.S.$	—	U.S.$	—
World Bank		7,665		7,592		6,989		6,283		5,728
Inter-American Development Bank		8,947		8,896		8,729		8,703		8,785
FONPLATA		26		38		51		64		82
International Fund for the Development of Agriculture		3		2		5		7		8
Corporación Andina de Fomento		—		—		34		98		416
European Investment Bank		45		39		36		34		31

Total multilateral debt		32,150		30,639		25,296		15,189		15,050
Bilateral debt		1,016		1,100		907		1,236		986

Total official debt		33,166		31,740		26,203		16,424		16,036
Private Creditors:
Suppliers		423		88		215		185		156
Private banks (commercial banks)		64		53		52		650		1,027

Total debt to private creditors		487		141		267		835		1,183
Bonds:
Peso-denominated bonds		5,533		5,943		27,351		29,944		31,780
Foreign Currency-denominated bonds		13,042		13,754		34,052		48,466		53,775

Total bonds		18,575		19,697		61,403		78,410		85,555
National Guaranteed Loans		14,124		14,646		14,269		13,981		13,037
Bogars		9,881		10,208		11,539		11,824		11,849

Total medium-term and long-term debt		76,233		76,430		113,681		121,474		127,661
Short-term debt:
Treasury Bonds		—		—		2,461		1,309		3,543
Temporary advances from the Central Bank		2,526		4,468		5,263		5,986		6,774

Total short-term debt		2,526		4,468		7,724		7,295		10,316

Total performing gross public debt		78,759		80,898		121,405		128,769		137,977

Non-Performing Debt(1)
Medium-Term and Long-Term Debt:
Bilateral debt(2):
Paris Club		1,811		1,635		1,175		861		463
Other bilateral debt		1,410		1,162		809		618		458

Total bilateral debt		3,221		2,796		1,984		1,479		921
Private Creditors:
Suppliers		494		409		260		210		204
Private banks (commercial banks)		1,286		1,055		825		646		138

Total debt to private creditors		1,780		1,464		1,085		857		342

	As of December 31,

	2003		2004		2005		2006		2007

Bonds:
Peso denominated bonds		3,392		2,578		628		244		0
Foreign-Currency denominated bonds		63,719		58,230		—		—		—

Total bonds		67,111		60,808		628		244		—

Total non-performing gross public debt		72,111		65,068		3,697		2,580		1,262

Principal and interest arrears		27,889		45,344		4,125		5,377		5,489

Total gross public debt including arrears(3)	U.S.$	178,759	U.S.$	191,309	U.S.$	129,227	U.S.$	136,725	U.S.$	144,729

(1)

Does not include past-due principal and interest, including any penalty interest, including any penalty interest. For a definition of non-performing debt, see “Certain Defined Terms and Conventions—Certain Defined Terms.”

(2)

Bilateral debt is composed of debt that we refer to as Paris Club debt and other bilateral debt. Paris Club debt includes all debt with country members of the Paris Club that has been restructured in negotiation rounds with members of the Paris Club. Other bilateral debt includes all other debt with sovereign governments. The substantial majority of other bilateral debt relates to debt owed to country members of the Paris Club.

(3)

For 2005, 2006 and 2007, figures exclude debt in respect of securities that were eligible for, but were not tendered in, the 2005 Debt Exchange. Debt on securities that were eligible for, but were not tendered in, the 2005 Debt Exchange totaled U.S.$28.9 billion as of December 31, 2007.

Source: Ministry of Economy.

Total Gross Performing and Non-Performing Public Debt by Creditor
(as a % of total public debt)

	As of December 31,

	2003	2004	2005	2006	2007

Performing Debt
Medium-Term and Long-Term Debt:
Multilateral debt:
IMF	8.7%	7.4%	7.3%	0.0%	0.0%
World Bank	4.3	4.0	5.4	4.6	4.0
Inter-American Development Bank	5.0	4.7	6.8	6.4	6.1
FONPLATA	0.0	0.0	0.0	0.0	0.1
International Fund for the Development of Agriculture	0.0	0.0	0.0	0.0	0.0
Corporación Andina de Fomento	0.0	0.0	0.0	0.1	0.3
European Investment Bank	0.0	0.0	0.0	0.0	0.0

Total multilateral debt	18.0	16.0	19.6	11.1	10.4
Bilateral debt	0.6	0.6	0.7	0.9	0.7

Total official debt	18.6	16.6	20.3	12.0	11.1
Private Creditors:
Suppliers	0.0	0.0	0.0	0.5	0.7
Private banks (commercial banks)	0.2	0.0	0.2	0.1	0.1

Total debt to private creditors	0.3	0.1	0.2	0.6	0.8
Bonds:
Peso denominated bonds	3.1	3.1	21.2	21.9	22.0
Foreign-Currency denominated bonds	7.3	7.2	26.4	35.4	37.2

Total bonds	10.4	10.3	47.5	57.3	59.1
National Guaranteed Loans	7.9	7.7	11.0	10.2	9.0
Bogars	5.5	5.3	8.9	8.6	8.2

Total medium-term and long-term debt	42.6	40.0	88.0	88.8	88.2

Short-term debt:
Treasury Bonds	0.0	0.0	1.9	1.0	2.4
Temporary advances from the Central Bank	1.4	2.3	4.1	4.4	4.7

Total short term debt	1.4	2.3	6.0	5.3	7.1

Total performing gross public debt	44.1%	42.3%	93.9%	94.2%	95.3%

Non-Performing Debt(1)
Medium-Term and Long-Term Debt:
Bilateral debt(2):
Paris Club	1.0	0.9	0.9	0.6	0.3
Other bilateral debt	0.8	0.6	0.6	0.5	0.3

Total bilateral debt	1.8	1.5	1.5	1.1	0.6
Private Creditors:
Suppliers	0.3	0.2	0.2	0.2	0.1
Private banks (commercial banks)	0.7	0.6	0.6	0.5	0.1

Total debt to private creditors	1.0	0.8	0.8	0.6	0.2
Bonds:
Peso denominated bonds	1.9	1.3	0.5	0.2	0.0
Foreign-Currency denominated bonds	35.6	30.4	0.0	0.0	0.0

Total bonds	37.5	31.8	0.5	0.2	0.0

Total non-performing gross public debt	40.3	34.0	2.9	1.9	0.9

Principal and interest arrears	15.6	23.7	3.2	3.9	3.8
Total gross public debt including arrears(3)	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Does not include past-due principal and interest, including any penalty interest. For a definition of non-performing debt, see “Certain Defined Terms and Conventions—Certain Defined Terms.”
(2)

Bilateral debt is composed of debt that we refer to as Paris Club debt and other bilateral debt. Paris Club debt includes all debt with country members of the Paris Club that has been restructured in negotiation rounds with members of the Paris Club. Other bilateral debt includes all other debt with sovereign governments. The substantial majority of other bilateral debt relates to debt owed to country members of the Paris Club.

(3)

For 2005, 2006 and 2007, figures exclude eligible public debt not exchanged in the 2005 Debt Exchange. Debt on securities that were eligible for, but were not tendered in, the 2005 Debt Exchange totaled U.S.$28.9 billion as of December 31, 2007.

Source: Ministry of Economy.

Foreign-Currency Denominated Debt

          Under the Convertibility Regime, most of Argentina’s public debt was denominated in foreign currencies (primarily in U.S. Dollars).

          In 2003, Argentina’s foreign-currency denominated debt (including principal and interest arrears) increased 12.0% to U.S.$135.5 billion, reflecting primarily the following:

•	the issuance of approximately U.S.$10.2 billion in new U.S. dollar-denominated multilateral debt;

•	the accumulation of U.S.$5.2 billion in additional past-due interest;

•	the reverse swap of National Guaranteed Loans for the corresponding original bonds of approximately U.S.$6.0 billion; and

•	exchange rate fluctuations, totaling U.S.$8.5 billion, including the nominal appreciation of the euro against the U.S. dollar.

In 2004, Argentina’s foreign-currency denominated debt (including principal and interest arrears) increased 6.8% to U.S.$144.6 billion, reflecting primarily the following:

•	the issuance of approximately U.S.$4.6 billion in U.S. dollar-denominated multilateral debt;

•	exchange rate fluctuations totaling U.S.$4.2 billion; and

•	the accumulation of U.S.$4.9 billion in past-due interest.

In 2005, Argentina’s foreign-currency denominated debt (including principal and interest arrears) decreased sharply by 54.1% to U.S.$66.4 billion, reflecting primarily the following:

•	the effect of the 2005 Debt Exchange; and

•	the exchange rates fluctuations totaling U.S.$3 billion.

          In 2004 and 2005, foreign-currency denominated debt decreased as a percentage of GDP, government revenues, exports and international reserves. Strong economic growth accounted for much of this declining share of debt, as did increased efficiency in revenues collection, growth in exports (due to high international prices and exchange rate competitiveness), and the accumulation of international reserves.

In 2006, Argentina’s foreign-currency denominated debt (including principal and interest arrears) increased by 7.2% to U.S.$71.2 billion, primarily as a result of the following:

•	the issuance of U.S.$6.3 billion in foreign currency denominated debt, comprised of U.S.$4.6 billion in bonds and U.S.$1.7 billion in multilateral loans; and

•	the exchange rate fluctuations totaling U.S.$1.4 billion.

In 2007, Argentina’s foreign-currency denominated debt (including principal and interest arrears) increased by 7.3% to U.S.$76.4 billion, primarily as a result of the following:

•	the issuance of U.S.$8.5 billion in bonds and multilateral loans; and

•	exchange rate fluctuations totaling U.S.$1.7 billion, including the nominal depreciation of the euro against the dollar.

          The following table sets forth information regarding Argentina’s total foreign-currency denominated debt, including past-due principal and interest, as of the dates indicated.

Gross Foreign Currency-Denominated Public Debt(1)
(in millions of U.S. dollars)

	As of December 31,

	2003	2004	2005	2006	2007

Foreign-currency denominated debt(2)	U.S.$135,473	U.S.$144,638	U.S.$66,410	U.S.$71,176	U.S.$76,354

As a % of GDP(3)	104.5%	94.4%	36.3%	33.4%	29.3%

As a % of Government revenues(3)	509.2%	402.9%	152.7%	138.3%	109.0%

As a % of exports	393.4%	362.8%	141.3%	130.5%	115.6%

As a % of international reserves	959.5%	736.2%	236.5%	222.2%	165.4%

As a % of total gross public debt	75.8%	75.6%	51.4%	52.1%	52.8%

(1)	Includes performing and non-performing debt.
(2)

Includes principal and interest arrears. For 2005, 2006 and 2007, figures exclude eligible public debt not exchanged in the 2005 Debt Exchange. Debt in respect of securities that were eligible for, but were not tendered in, the 2005 Debt Exchange totaled U.S.$28.9 billion as of December 31, 2007.

(3)	Figures calculated using an average exchange rate.
Source: Ministry of Economy.

          As of December 31, 2007, including past-due principal and interest, 39.8% of Argentina’s gross public debt was denominated in U.S. dollars, 10.0% in Euro, 1.1% in Japanese Yen and 1.8% in other foreign currencies.

          The following table sets forth information regarding Argentina’s total foreign-currency denominated debt by type of currency as of the dates indicated.

Gross ForeignCurrency-Denominated Public Debt, by Currency(1)
(in millions of U.S. dollars)

	As of December 31,

	2003		2004		2005		2006		2007

U.S. Dollars	U.S.$	74,127	U.S.$	79,306	U.S.$	40,974	U.S.$	54,023	U.S.$	57,588
Euro		36,292		41,464		11,256		12,734		14,534
Japanese Yen		4,805		5,144		1,498		1,487		1,567
Other(2)		20,249		18,724		12,683		2,932		2,664

Foreign-currency denominated debt	U.S.$	135,473	U.S.$	144,638	U.S.$	66,410	U.S.$	71,176	U.S.$	76,354

(1)

Includes performing and non-performing debt. Figures include principal and interest arrears. For 2005, 2006 and 2007, figures exclude eligible public debt not exchanged in the 2005 Debt Exchange. Debt in respect of securities that were eligible for, but were not tendered in, the 2005 Debt Exchange totaled U.S.$28.9 billion as of December 31, 2007.

(2)	Figures include Danish Crown, Swedish Crowns, Canadian Dollar, Australian Dollar and Kuwaiti Dinar.
Source: Ministry of Economy.

          Foreign-Currency Denominated Debt Service

          Following the suspension of debt payments at the end of 2001, Argentina’s interest expense on its foreign-currency denominated debt decreased—on a cash basis—to U.S.$1.7 billion (1.3% of GDP) in 2003 and U.S.$1.3 billion (0.9% of GDP) in 2004.

          In 2005, Argentina’s interest expense on its foreign-currency denominated debt was U.S.$2.4 billion (1.3% of GDP). Interest expense increased thereafter as a consequence of the 2005 Debt Exchange, due to the interest paid on the new bonds issued. In 2006, Argentina’s interest expense on its foreign-currency denominated debt was U.S.$2.5 billion (1.2% of GDP). In 2007, Argentina’s interest expense on its foreign-currency denominated debt was U.S.$3.4 billion (1.3% of GDP).

          The following table sets forth information regarding Argentina’s projected debt service obligations on its performing foreign-currency denominated debt for the periods indicated.

Projected Performing Foreign-Currency Denominated Public Debt Service by Creditor(1)(2)(3)
(in millions of U.S. Dollars)

	2008				2009				2010				2011				2012

	Principal		Interest		Principal		Interest		Principal		Interest		Principal		Interest		Principal		Interest

Multilateral debt:
International Monetary Fund		—		—		—		—		—		—		—		—		—		—
World Bank	U.S.$	959	U.S.$	297	U.S.$	809	U.S.$	236	U.S.$	732	U.S.$	193	U.S.$	613	U.S.$	157	U.S.$	543	U.S.$	127
IADB		1,275		444		788		378		779		339		742		302		677		266
FONPLATA		5		5		9		5		9		4		8		4		8		3
IFAD		2		0		1		0		1		0		1		0		1		0
Corporacion Andina de Fomento		21		24		22		26		43		24		43		20		43		17
European Investment Bank		3		2		3		2		3		22		4		1		4		1

Total multilateral debt		2,265		772		1,632		647		1,568		562		1,411		485		1,276		415

Bilateral debt		113		60		162		52		211		40		212		26		262		11

Total official debt		2,378		832		1,794		699		1,779		602		1,623		511		1,538		426

Private creditors:
Suppliers		23		9		19		8		19		6		19		5		19		4
Private banks		25		—		—		—		—		—		—		—		—		—

Total private creditors		48		9		19		8		19		6		19		5		19		4

Bonds:
Total Bonds		2,586		2,009		2,429		2,162		2,429		2,144		3,926		1,995		2,426		1,848

Total performing foreign-currency denominated debt service	U.S.$	5,012	U.S.$	2,941	U.S.$	4,242	U.S.$	2,869	U.S.$	4,227	U.S.$	2,752	U.S.$	5,568	U.S.$	2,511	U.S.$	3,983	U.S.$	2,278

	2013				2014				2015				2016				2017

	Principal		Interest		Principal		Interest		Principal		Interest		Principal		Interest		Principal		Interest

Multilateral debt:
International Monetary Fund		—		—		—		—		—		—		—		—		0		0
World Bank	U.S.$	437	U.S.$	100	U.S.$	377	U.S.$	79	U.S.$	384	U.S.$	59	U.S.$	371	U.S.$	40	U.S.$	228	U.S.$	23
IADB		605		233		570		202		488		174		440		149		428		125
FONPLATA		8		3		8		2		8		2		6		1		5		1
IFAD		1		0		1		0		0		0		0		0		0		0
Corporacion Andina de Fomento		43		14		33		11		23		9		23		8		22		6
European Investment Bank		4		1		5		1		5		0		0		0		0		0

Total multilateral debt		1,099		351		993		295		907		244		840		199		682		156

Bilateral debt		10		1		4		—		4		—		2		—		2		0

Total official debt		1,109		352		997		295		911		245		842		199		684		156

Private creditors:
Suppliers		19		2		19		1		—		—		—		—		—		0
Private banks		—		—		—		—		—		—		—		—		—		—

Total private creditors		19		2		19		1		—		—		—		—		—		0

Bonds:
Total Bonds		2,246		1,750		—		1,824		2,993		1,824		9,530		1,408		2,081		1,125

Total performing foreign-currency denominated debt service	U.S.$	3,374	U.S.$	2,104	U.S.$	1,016	U.S.$	21,120	U.S.$	3,904	U.S.$	2,069	U.S.$	10,372	U.S.$	1,607	U.S.$	2,764	U.S.$	1,281

(1)	Calculated based on total debt, exchange and interest rates as of December 31, 2007.
(2)

In September 2008, President Fernández de Kirchner announced Argentina's intention to pay its bilateral debt pertaining to country member of the Paris Club. Argentina is evaluating alternatives to implement this decision.

(3)	Includes payments made by the Government to comply with judgments obtained by private parties through acciones de amparo. See “—Legal Proceedings—Litigation in Argentina.”
Source: Ministry of Economy.

          Peso-Denominated Debt

          In 2003, Argentina’s peso-denominated debt increased 35.3% to Ps.126.3 billion (U.S.$43.3 billion or 24.2% of gross public debt), reflecting primarily:

•	the issuance of approximately Ps.12.8 billion (U.S.$4.4 billion) in peso-denominated debt, primarily Boden, Bocones and short-term advances from the Central Bank;

•	adjustments for inflation of approximately Ps.3.4 billion (U.S.$1.2 billion);

•	exchange rate fluctuations totaling Ps.17.9 billion (U.S.$6.1 billion); and

•	the accumulation of Ps.346 million (U.S.$119 million) in past-due interest in addition to the Ps.500 million accumulated in 2002.

          In 2004, Argentina’s peso-denominated debt increased 7.8% to Ps.139.0 billion (U.S.$46.7 billion, or 24.4% of gross public debt), reflecting primarily:

•	the issuance of approximately Ps.12.0 billion (U.S.$4.0 billion) in peso-denominated debt, primarily Boden, Bocones and short-term advances from the Central Bank; and

•	adjustments for inflation of approximately Ps.5.2 billion (U.S.$1.7 billion); and

•	the accumulation of U.S.$71 million in past-due interest.

          In 2005, Argentina reduced its past-due payments on its peso-denominated debt to a total of Ps.434 million (U.S.$143 million) including Ps.381 million (U.S.$125 million) in past-due principal and Ps.53 million (U.S.$17 million) in past-due interest, primarily as a result of the 2005 Debt Exchange. Argentina’s peso-denominated debt increased 34.6% to Ps.188.9 billion (U.S.$62.8 billion, or 48.6% of gross public debt) primarily because of:

•

the 2005 Debt Exchange, in which the Government exchanged a substantial portion of foreign-currency denominated debt for peso-denominated debt and issued U.S.$ 18.8 billion in Par, Quasi-Par, Discount Bonds, and GDP-linked Securities;

•	the issuance of U.S.$5.2 billion in peso-denominated debt, principally in the form of Boden, Bocones, and short-term financing from the Central Bank and other public entities; and

•	adjustments for inflation totaling approximately Ps.17.3 billion (U.S.$5.7 billion).

          In 2006, Argentina’s peso denominated debt increased 4.4% to Ps.200.7 billion (U.S.$65.5 billion), or 47.9% of gross public debt. This increase was primarily the result of the following:

•	the issuance of approximately Ps.5.7 billion (U.S.$1.9 billion) in peso-denominated debt, primarily Bocones and short-term advances from the Central Bank;

•	adjustments for inflation totaling approximately Ps.15.8 billion (U.S.$5.2 billion); and

•	the accumulation of Ps.10.6 million (U.S.$3.0 million) in past-due interest.

          As of December 31, 2006, Argentina’s peso-denominated public debt (excluding past-due amounts) consisted of the following:

•	Ps.92.4 billion (U.S.$30.2) billion in federal securities (Bodens, Bocones, Par Bonds, Discount Bonds, Quasi-Par Bonds, among others);

•	Ps.42.8 billion (U.S.$14.0 billion) in National Guaranteed Loans;

•	Ps.36.2 billion (U.S.$11.8 billion) in Provincial Guaranteed Bonds (Bogars);

•	Ps.18.3 billion (U.S.$6.0 billion) in temporary advances by the Central Bank;

•	Ps.4.0 billion (U.S.$1.3 billion) in Treasury notes; and

•	Ps.6.9 billion (U.S.$2.3 billion) in other debts, including that of commercial banks and other creditors.

          In 2007, Argentina’s peso-denominated debt increased to Ps.215.3 billion (U.S.$68.4 billion), representing 47.2% of Argentina’s gross total debt, of which 39.3% corresponds to debt subject to adjustments for inflation based on CER. This increase was primarily a result the following factors:

•	the issuance of approximately Ps.14.2 billion (U.S.$4.5 billion) in peso-denominated debt, consisting primarily of Bocones, Bonar ARG $ V and short-term advances from the Central Bank and Treasury;

•	adjustments for inflation, which totaled Ps.14.4 billion (U.S.$4.6 billion); and

•	the accumulation of Ps.8.2 million in past-due interest (U.S.$ 3.0 million).

          At December 31, 2007, peso-denominated public debt consisted of:

•	Ps.100.1 billion (U.S.$31.8 billion) in securities, including Bodens, Bocones, Par, Discount, and Quasi-Par Bonds, among others;

•	Ps.41.1 billion (U.S.$13.0 billion) in National Guaranteed Loans;

•	Ps.37.3 billion (U.S.$11.8 billion) in Provincial Guaranteed Bonds (Bogars);

•	Ps.21.3 billion (U.S.$6.8 billion) in temporary advances by the Central Bank ;

•	Ps.11.1 billion (U.S.$3.5 billion) in Treasury notes; and

•	Ps.4.4 billion (U.S.$1.4 billion) in other debts, including that of commercial banks and other creditors.

          Peso-Denominated Debt Service

          Despite the suspension of debt payments, interest expense on Argentina’s peso-denominated debt increased by U.S.$649.3 million, or 27.4% of total interest, to Ps.1.9 billion in 2003. This increase reflected primarily interest on performing peso-denominated debt, including Boden and National Guaranteed Loans.

          In 2004, interest on Argentina’s peso-denominated debt did not change significantly from 2003, remaining at Ps.1.9 billion (U.S.$640.9 million, or 32.8% of total interest), as the Government had suspended servicing on most of its debts.

          In 2005, interest on Argentina’s peso-denominated debt increased by U.S.$1.1 billion, or 30.5% of total interest, to Ps.3.1 billion. This 66.8% increase from 2004 resulted from the servicing of peso-denominated securities newly issued in the 2005 Debt Exchange.

         In 2006, interest on Argentina’s peso-denominated debt increased 19.9% (U.S.$1.2 billion), or 32.4% of total interest, to Ps.3.7 billion. This increase was primarily due to the higher percentage of peso-denominated debt resulting from the 2005 Debt Exchange and the increase in interest due on GDP-linked Securities caused by the increase in Argentina’s GDP.

         In 2007, interest on Argentina’s peso-denominated debt increased 55.2% (U.S.$1.9 billion), or 35.4 % of total interest, to Ps.5.8 billion. This increase was primarily due to adjustments based on the CER and the increase in interest due on GDP-linked Securities caused by the increase in Argentina’s GDP.

The following table sets forth information regarding Argentina’s projected debt service on its performing peso-denominated public debt for the periods indicated.

Projected Performing Peso-Denominated Public Debt Service by Creditor(1)(2)(3)
(in millions of U.S Dollars)

	2008		2009		2010		2011		2012		2013		2014		2015		2016		2017

	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest

Bonds:	3,110	431	1,311	508	888	492	1,295	473	1,632	424	1,155	376	1,099	994	255	979	49	976	48	975
National Guaranteed
Loans:	851	549	3,415	484	2,092	372	2,216	288	670	198	115	186	1	184	183	180	625	167	1,187	110
National Guaranteed loans
(Bogars):	653	232	653	218	912	203	963	184	966	165	980	145	1,471	122	1,569	91	1,574	59	1,601	27
Private creditors:
Private banks (commercial banks)	0	4	225	6	80	8	39	8	0	8	0	8	0	8	0	8	0	8	0	8
Suppliers	9	1	6	0	2	0	1	0	0	0	0	0	0	0	0	0	0	0	0	0
Total private creditors	9	5	231	6	82	8	40	8	0	8	0	8	0	8	0	8	0	8	0	8

Temporary advances from the Central Bank	6,774	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Treasury Bonds	1,542	48	413	55	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

Total performing peso-dominated debt service	12,939	1,264	6,023	1,271	3,973	1,074	4,514	953	3,268	795	2,250	715	2,571	1,307	2,007	1,257	2,248	1,210	2,836	1,120

(1) Calculated based on total debt, exchange and interest rates as of December 31, 2007.
(2) In September 2008, President Fernández de Kirchner announced Argentina's intention to pay its bilateral debt pertaining to country member of the Paris Club. Argentina is evaluating alternatives to implement this decision.
(3) Includes payments made by the Government to comply with judgments obtained by private parties through acciones de amparo. See “—Legal Proceedings—Litigation in Argentina.”
Source: Ministry of Economy.

Debt Owed to Official Institutions

          Historically, the IMF, the IADB, and the World Bank have provided Argentina with financial support subject to the Government’s compliance with stabilization and reform policies. The financial support of the World Bank and the IADB include sector-specific and structural loans intended to finance social programs, public works and structural projects at the national and provincial levels. From 2003 to 2007, the total amount of debt owed by the Government to multilateral creditors decreased 23.2% to U.S.$15.1 billion, mainly as a result of prepayment of amounts owed to the IMF.

          In 2003, the Government made net payments to multilateral lenders (including the IMF, the IADB, the World Bank and other institutions) in an aggregate amount of U.S.$2.4 billion (including payments of principal, interest and commissions), a 41.2% decrease from the previous year. In 2004, net payments to multilateral lenders increased by 45.1% to U.S.$3.5 billion.

          Following the settlement of the 2005 Debt Exchange, the Government announced its intention to prepay all of its outstanding debt with the IMF, totaling U.S.$9.5 billion. In 2006, the Government made principal payments to multilateral lenders, net of disbursement, of U.S.$11.9 billion, including the U.S.$9.5 billion payment in full to the IMF, which was made on January 3, 2006. As a result of the IMF prepayment, in 2007, net payments to multilateral lenders decreased to U.S.$1.1 billion, or 10.4% of total public debt from 18% in 2006.

          As of the date of this annual report, the Government is current on all of its multilateral debt obligations.

          The Government guarantees multilateral debt on behalf of the provinces. As of December 31, 2007, these obligations totaled U.S.$1.9 billion. These obligations generate a countervailing credit for the Government consisting of each province’s obligation to repay amounts borrowed by the Government on its behalf.

          The following table sets forth principal flows from multilateral lenders as of the dates indicated.

	Cash Flows from Multilateral Lenders (in millions of U.S. dollars)

	2003		2004		2005		2006		2007

World Bank:
Disbursements	U.S.$	1,963	U.S.$	770	U.S.$	362	U.S.$	468	U.S.$	518
Principal Payments		(2,977)		(860)		(934)		(1,143)		(1,045)

Principal Payments, net of Disbursements		(1,014)		(90)		(572)		(676)		(527)
Interest Payments		(363)		(241)		(282)		(339)		(352)
Payment of Commissions		(5)		(4)		(3)		(3)		(4)

Net (outflows) inflows		(1,382)		(335)		(858)		(1,017)		(882)

International Monetary Fund:
Disbursements		5,605		3,451		—		—		—
Principal Payments		(5,706)		(5,494)		(3,589)		(9,530)		—

Principal Payments, net of Disbursements		(101)		(2,043)		(3,589)		(9,530)		—
Interest Payments		(651)		(553)		(513)		(81)		—
Payments of Commissions		0		(5)		(5)		0		—

Net (outflows) inflows		(752)		(2,600)		(4,106)		(9,611)		—

Inter-American Development Bank:
Disbursements		2,666		344		597		1,133		1,507
Principal Payments		(2,368)		(505)		(536)		(1,226)		(1,525)

Principal Payments, net of Disbursements		298		(161)		61		(93)		(17)
Interest Payments		(571)		(423)		(453)		(484)		(479)
Payments of Commissions		(11)		(5)		(5)		(3)		(4)

Net (outflows) inflows		(283)		(589)		(397)		(580)		(500)

IFAD:(1)
Disbursements		1		2		4		5		4
Principal Payments		(3)		(2)		(2)		(3)		(4)

Principal Payments, net of Disbursements		(3)		—		1		2		—
Interest Payments		(1)		—		—		—		—
Payments of Commissions		—		—		—		—		—

Net (outflows) inflows	U.S.$	(3)	U.S.$	(1)	U.S.$	1	U.S.$	1	U.S.$	(1)

	Cash Flows from Multilateral Lenders (in millions of U.S. dollars)

	2003		2004		2005		2006		2007

FONPLATA:(2)
Disbursements	U.S.$	7	U.S.$	12	U.S.$	11	U.S.$	20	U.S.$	26

Principal Payments		(6)		(4)		(4)		(6)		(8)

Principal Payments, net of disbursements		1		8		7		14		18
Interest Payments		(1)		(1)		(1)		(3)		(4)
Payments of Commissions		—		—		0		0		—

Net (outflows) inflows		(1)		6		5		10		14

Corporación Andina de Fomento:
Disbursements		—		—		34		64		328
Principal Payments		—		—		—		—		(10)

Principal Payments, net of disbursements		—		—		34		64		319
Interest Payments		—		—		(1)		(4)		(11)
Payments of Commissions		—		—		(1)		(1)		—

Net (outflows) inflows		—		—		31		59		307

The European Investment Bank
Disbursements		—		—		—		—		—
Principal Payments		—		7		2		3		3

Principal Payments, net of disbursements		—		7		2		3		3
Interest Payments		—		9		3		2		2
Payments of Commissions		—		—		—		—		—

Net (outflows) inflow		—		15		5		5		5

Total Disbursements	U.S.$	10,242	U.S.$	4,578	U.S.$	1,007	U.S.$	1,689	U.S.$	2,384
Total Principal Payments		(11,061)		(6,858)		(5,062)		(11,906)		(2,588)

Principal Payments, net of Disbursements		(819)		(2,280)		(4,055)		(10,217)		(204)
Total Interest Payments		(1,587)		(1,210)		(1,249)		(908)		(844)
Total Commissions		(16)		(14)		(15)		(7)		(8)

Total Net (outflows) inflows	U.S.$	(2,422)	U.S.$	(3,503)	U.S.$	(5,318)	U.S.$	(11,132)	U.S.$	(1,056)

(1)	International Fund for Agricultural Development.
(2)	Financial Fund for the development of the Plata Valley.
Source: Ministry of Economy.

          International Monetary Fund

          The IMF organized two separate financial aid packages for Argentina during the years leading up to the collapse of the Convertibility Regime— one in December 2000 and the other in August 2001. As part of these packages, the IMF increased the amount available to Argentina under its credit facilities and secured for Argentina other sources (including loan commitments from the World Bank, the IADB and the Spanish government) of funding.

          Between 2001 and 2005, Argentina received disbursements from the IMF for a total amount of approximately U.S.$19.6 billion (U.S.$2.9 billion net of principal payments). In August 2004, the IMF suspended disbursements under the 2003 Stand-By Arrangement after the Government indefinitely postponed the scheduled review of its performance under the arrangement. The suspension of disbursements continued through 2005 and in December of that year the Government announced its intention to make an early repayment of its entire outstanding obligation to the IMF. The Government explained that full repayment of its IMF debt would allow for more independence in macroeconomic management and support its structural reform agenda.

          On January 3, 2006, the Government repaid all its outstanding debt owed to the IMF in a single payment of U.S. $9.5 billion. The payment to the IMF represented 7.4% of the total Argentine public debt and saved U.S.$568 million in interest. The Government borrowed funds from the Central Bank to make the payment, which resulted in a 51% reduction of the Central Bank’s reserves to U.S.$19 billion. The Government issued a 10-year U.S. dollar denominated bond to repay the Central Bank for this financing. As a result, the IMF repayment did not affect the Government’s debt stock as the IMF liability was exchanged for a Central Bank liability of the same value.

          World Bank

          From 2003 through 2007, the World Bank disbursed approximately U.S.$4.1 billion in loans to the Government, partly for activities designed to foster economic recovery, both at the national and provincial levels, and partly for various social development programs.

          In 2003, Argentina and the World Bank entered into new agreements, whereby the World Bank granted:

•	a U.S.$600 million loan to support the Heads of Households Program, launched in April 2002. The entire amount was disbursed in 2003 and 2004;

•

a U.S.$500 million loan to redeem quasi-currency bonds issued by the provinces during the crisis and to support social and emergency health programs. As of December 31, 2007, Argentina had been disbursed the entire amount; and

•	a U.S.$750 million loan to support provincial maternal-child health programs. As of December 31, 2007, the entire amount had been disbursed.

          The Government made principal payments to the World Bank, net of disbursements, of U.S.$1.0 billion in 2003.

          In 2004, Argentina and the World Bank entered into new agreements, whereby the World Bank granted:

•	a U.S.$135.8 million loan to support the implementation of a maternal and child insurance program. As of December 31, 2007, U.S.$82.2 million had been disbursed, and

•	a U.S.$200 million loan for the improvement of infrastructure services including the rehabilitation of national roads. As of December 31, 2007, U.S.$181.4 million had been disbursed.

          In 2004, the Government made net principal payments to the World Bank of U.S.$90 million.

          In March 2005, the World Bank approved a U.S.$200 million loan to support road investment programs in the Province of Buenos Aires, of which U.S.$85.2 million had been disbursed as of December 31, 2007.

          In 2005, the Government made principal payments to the World Bank, net of disbursements, of U.S.$572 million.

          In 2006, Argentina and the World Bank entered into new agreements, whereby the World Bank granted:

•

a U.S.$350 million loan to support the “Heads of Households Transition Project,” the objective of which is to reduce poverty and promote activities that transition program beneficiaries into full-time employment. As of December 31, 2007, U.S.$286.5 million of such loan had been disbursed;

•	a U.S.$150 million loan for the improvement of rural education. As of December 31, 2007, U.S.$5.5 million of such loan had been disbursed;

•

two loans for an aggregate of U.S.$65 million for the modernization of the social security system (ANSES) and of provincial and municipal governments. As of December 31, 2007, U.S.$3.2 million of those loans had been disbursed; and

•

four loans for a total of U.S.$395 million to finance infrastructure, including roads, urban flood prevention and drainage, solid waste management and other municipal services. As of December 31, 2007, U.S.$21.6 million of that loan had been disbursed.

          In 2006, the Government made principal payments to the World Bank, net of disbursements, of U.S.$676 million.

          As of December 31, 2006, the Government owed a total of U.S.$6.3 billion to the World Bank and was current on all amounts it owed to this institution.

          In 2007, Argentina and the World Bank entered into new agreements, whereby the World Bank granted the following:

•	a U.S.$300 million loan for the Provincial Maternal-Child Health Investment Project. As of December 31, 2007, U.S.$23.5 million of this loan had been disbursed;

•	a U.S.$220 million loan to finance the Essential Public Health Functions and Progams Project. As of December 31, 2007, U.S.$48.2million had been disbursed;

•	a U.S.$100 million loan to improve Buenos Aires’ urban transportation system. As of December 31, 2007, no funds had been disbursed from this loan; and

•

several loans in the aggregate amount of U.S.$563.7 million to finance urban flood prevention, basic municipal services, road infrastructure in the Santa Fe province and provincial agricultural development. As of December 31, 2007, U.S.$11.7 million of these loans had been disbursed.

          In 2007, the Government made principal payments to the World Bank, net of disbursements, of U.S.$527 million.

          As of December 31, 2007, the Government owed a total of U.S.$5.7 billion to the World Bank and was current on all amounts it owed to this institution.

          IADB

          From 2003 through 2007, the IADB disbursed approximately U.S.$6.2 billion in loans to Argentina.

          In 2003, Argentina and the IADB entered into the following loan agreements:

•

a U.S.$1.5 billion emergency loan to mitigate the impacts of the economic crisis. In December, the second stage of this program was signed for a total of U.S.$400 million. As of December 31, 2007, the entire amount had been disbursed;

•	a U.S.$600 million loan to improve the educational system. As of December 31, 2007, U.S.$442.9 million had been disbursed; and

•	a U.S.$56.7 million loan to support tourism development in the province of Salta. As of December 31, 2007, U.S.$20.1 million had been disbursed.

          In 2003, the IADB disbursed to the Government U.S.$298 million, net of principal payments made by the Government.

          In 2004, Argentina and the IADB entered into the following loan agreements:

•

In March 2004, the IADB and the Government signed a U.S.$51.9 million loan package to modernize productive activities in the Rio Negro province. As of December 31, 2007, a total of U.S.$13.6 million had been disbursed; and

•

In December 2004, the IADB approved a U.S.$500 million sector loan to improve and streamline social assistance under its Argentina Avanza program. As of December 31, 2007, the entire amount of the loan had been disbursed.

          In 2004, the principal payments made by the Government, net of disbursements reached a total of U.S.$161 million.

          In 2005, the IADB and the Government signed various loan agreements aimed at improving public administration at the provincial and national levels, supporting tourism programs, enhancing production in the Mendoza province and financing social investment in Buenos Aires. These loan agreements totaled U.S.$130.6 million. As of December 31, 2007, a total of U.S.$25.0 million had been disbursed from these loans.

          In 2005, the IADB disbursed to the Government U.S.$61 million, net of principal payments made by the Government.

          In 2006, Argentina and the IADB entered into the following loan agreements:

•	a U.S.$700 million loan to finance a cash transfer and subsidy program for poor families. As of December 31, 2007, U.S.$378.5 million had been disbursed;

•	a U.S.$280 million loan to promote innovation and technological development in the Argentine productive sector. As of December 31, 2007, U.S.$117.9 million had been disbursed;

•	a U.S.$580 million loan to construct electrical transmission lines in the northern region of Argentina. As of December 31, 2007, U.S.$12.4 million had been disbursed; and

•

three other loans for a total of $460 million to finance various projects, including support to small- and medium enterprises, micro lending, the development of a satellite system, and social development programs in Córdoba province. As of December 31, 2007, U.S.$66.8 million of these loans had been disbursed.

          In 2006, the Government made principal payments to the IADB, net of disbursements, of U.S.$93 million. As of December 31, 2006, the Government owed U.S.$8.7 billion to the IADB and was current on this debt.

          In 2007, Argentina and the IADB entered into the following loan agreements:

•	a U.S.$32.6 million loan to finance a credit program for the promotion of development and employment in the San Juan Province. As of December 31, 2007, U.S.$0.7 million had been disbursed;

•	a U.S.$350 million loan to aid housing, infrastructure, institutional and education development for underprivileged families. As of December 31, 2007, U.S.$28.1 million had been disbursed;

•	a U.S.$240 million loan to construct hydro electrical infrastructure in the northern region of Argentina. As of December 31, 2007, U.S.$5 million had been disbursed;

•	a U.S.$1,200 million loan to promote the integration and economic development of the provinces of Northwest and Northeast Argentina. As of December 31, 2007, U.S.$60 million had been disbursed; and

•

five loans in the aggregate amount of U.S.$242 million to finance various projects, including programs aimed at improving urban and municipal planning, promoting local economic development, and environmental management in the mining sector. As of December 31, 2007, no funds had been disbursed.

          In 2007, the Government made principal payments to the IADB, net of disbursements, of U.S.$17.4 million. As of December 31, 2007, the Government owed U.S.$8.8 billion to the IADB and was current on this debt.

          FONPLATA, CAF, IFAD and the European Investment Bank

          Between 2003 and 2007, the Fondo Financiero para el Desarrollo de la Cuenca del Plata (the Financial Fund for the Development of the Plata Valley), or “FONPLATA,” disbursed an aggregate amount of U.S.$516.9 million to Argentina as follows:

•	In November of 2003, FONPLATA granted a loan to the Government for U.S.$41 million for the Santa Fe port restructuring project. As of December 31, 2007, U.S.$0.6 million had been disbursed;

•	a U.S.$51 million loan in 2004 to support the emergency program for the recovery of flooded areas. As of December 31, 2007, U.S.$39.7 million had been disbursed;

•

a U.S.$22.5 million loan in 2004 to support a social development program in the northern region of Argentina, focusing on areas with unmet basic needs. As of December 31, 2007, U.S.$9.9 million had been disbursed; and

•	in 2007, FONPLATA granted U.S.$5.0 million in two loans to Argentina:

	–	the first loan supported a program to develop a natural disaster early warning and loss mitigation system; and

	–	the second loan supported small and medium businesses in their efforts to establish themselves within the global market.

          As of December 31, 2007, no funds had been disbursed from these two loans.

          As of December 31, 2007, the Government owed U.S.$82.1 million to FONPLATA.

          Corporación Andina de Fomento, or “CAF,” is an international financial institution. Its members include Bolivia, Colombia, Ecuador, Peru, Venezuela, Argentina, Brazil, Chile, Costa Rica, Jamaica, Mexico, Panama, Paraguay, Trinidad and Tobago and Spain. Twenty-two private banks from the Andean region are also members. Its headquarters are in the city of Caracas, Venezuela. Between 2003 and 2007 CAF disbursed approximately U.S.$425.7 million to Argentina.

          In May 2004, CAF granted the Government a loan of U.S.$150 million to finance transportation infrastructure. As of December 31, 2007, U.S.$139.7 million had been disbursed.

          In June 2005, CAF and Argentina signed a loan agreement for U.S.$35 million to finance railway services between Buenos Aires and Mendoza. As of December 31, 2007, U.S.$21.4 million had been disbursed.

          In August 2007, CAF and Argentina signed a loan agreement for U.S.$300 million to finance the construction of electrical transmission lines at the Yacyretá dam. As of December 31, 2007, U.S.$ 264.5 million had been disbursed. In December 2007, CAF and Argentina signed two additional loans in an aggregate amount of U.S.$280 million to finance the rehabilitation of the Pehuenche International Pass and the construction of the Comahue – Cuyo transmission line. As of December 31, 2007, no funds had been disbursed from these two loans.

          As of December 31, 2007, the Government owed U.S.$416.1 million to CAF.

          Between 2003 and 2007, the International Fund for Agricultural Development, or “IFAD,” disbursed U.S.$14.9 million to Argentina. As of December 31, 2007, Argentina owed U.S.$8.2 million to IFAD.

          As of December 31, 2007, Argentina owed U.S.$30.9 million to the European Investment Bank; no disbursements were made between 2003 and 2007.

          Paris Club and Other Bilateral Lenders

          Our bilateral debt is composed of debt that we refer to as Paris Club debt and other bilateral debt. Paris Club debt includes all debt with country members of the Paris Club that has been restructured in negotiation rounds with members of the Paris Club. The most recent negotiation round took place in 1992. See “—Debt Record—Paris Club.” Other bilateral debt includes all other debt with sovereign governments. The substantial majority of other bilateral debt relates to debt owed to country members of the Paris Club.

          As of December 31, 2007, Argentina’s Paris Club debt was U.S.$3.07 billion, of which U.S.$462.7 million was outstanding debt and U.S.$2.61 billion was accumulated past-due interest and principal. As of December 31, 2007, Argentina owed U.S.$2.29 billion to other bilateral creditors, including Paris Club members, of which U.S.$458.1 million was outstanding debt and U.S.$1.83 billion was accumulated past-due principal and interest.

          In September 2008, President Fernandez de Kirchner announced Argentina's intention to pay its bilateral debt pertaining to member countries of the Paris Club. Argentina is evaluating alternatives to implement this decision.

Legal Proceedings

          Litigation Outside of Argentina

          The Government’s decision to defer payments on its foreign-currency denominated debt prompted a number of lawsuits in various countries by plaintiffs seeking to collect on bonds issued by the Government. Plaintiffs in each of these actions have asserted that the Government failed to make timely payments of interest and/or principal on their bonds, and seek to obtain judgments for the face value of and/or accrued interest on those bonds. The following summary is accurate as of October 9, 2008:

          Individual Litigation in the United States. In the United States, approximately 129 individual lawsuits have been filed since March 2002 seeking repayment of the Government’s indebtedness. Not including claims brought as class actions on behalf of entire series of bonds, these lawsuits seek repayment of approximately U.S.$3.5 billion in principal plus interest relating to debt issued by the Government. These suits either are or were pending in the United States District Court for the Southern District of New York (which we refer to as the “District Court”) before Judge Thomas P. Griesa. As of October 9, 2008, judgments had been entered in approximately 78 cases, in a total amount of approximately U.S.$3.2 billion. On June 30, 2008, the Second Circuit affirmed the summary judgments previously entered by the District Court on behalf of plaintiffs in eight actions that the Government had previously appealed on the grounds that plaintiffs’ proof of ownership was inadequate. There are also approximately 52 suits in the District Court in which no judgment has been entered and which do not purport to be class actions. The total principal amount claimed by plaintiffs in these actions is approximately U.S.$1.7 billion.

          Class Litigation in the United States. The Government is also involved in class action litigation in the District Court. In May 2003, Judge Griesa denied class certification motions in two separate lawsuits, each brought on behalf of holders of numerous series of bonds issued by the Government. Following the denial of class certification, the plaintiff in one of these actions, H.W. Urban GmbH v. The Republic of Argentina, 02 Civ. 5699 (TPG), amended its complaint to seek to represent holders of two series of bonds, 11.375% bonds due January 30, 2017, and 11.75% bonds due April 7, 2009. The original principal amount under these two series of bonds was approximately U.S.$3.5 billion. On December 30, 2003, Judge Griesa granted the motion to certify this narrower, redefined class, and on November 23, 2004, ruled that the class includes holders in Argentina. The class representative has distributed to class members a notice approved by the District Court informing them of the class action and their ability to exclude themselves from the class action.

          On August 5, 2005, Judge Griesa granted class certification in the following eight cases and in early December 2007, counsel in those cases mailed class notice to potential class members and published the class notice:

•	Seijas v. The Republic of Argentina, 04 Civ. 0400 (TPG) (representing holders of 11% bonds due October 9, 2006);

•	Seijas v. The Republic of Argentina, 04 Civ. 0401 (TPG) (representing holders of 7% bonds due December 19, 2008);

•	Castro v. The Republic of Argentina, 04 Civ. 0506 (TPG) (representing holders of 9.75% bonds due September 19, 2027);

•	Hickory Securities Ltd. v. The Republic of Argentina, 04 Civ. 0936 (TPG) (representing holders of 11.75% bonds due June 15, 2015);

•	Azza v. The Republic of Argentina, 04 Civ. 0937 (TPG) (representing holders of 11% bonds due December 4, 2005);

•	Azza v. The Republic of Argentina, 04 Civ. 1085 (TPG) (representing holders of 8.375% bonds due December 20, 2003);

•	Puricelli v. The Republic of Argentina, 04 Civ. 2117 (TPG) (representing holders of 12.375% bonds due February 21, 2012); and

•	Chorny v. The Republic of Argentina, 04 Civ. 2118 (TPG) (representing holders of the registered floating rate bonds due March 2005).

On March 1, 2007, Judge Griesa granted class certification in the following two cases:

•	Scappini v. The Republic of Argentina, 04 Civ. 9788 (TPG) (purporting to represent holders of 8.125% bonds due April 21, 2008); and

•	Daelli v. The Republic of Argentina, 05 Civ. 3095 (TPG) (purporting to represent holders of 11.375% bonds due March 15, 2010).

          Class members had 90 days from the day they received the class notice to opt-out from the class. On April 16, 2008, plaintiffs in these 10 actions moved for summary judgment. The motions are fully briefed and pending before the court.

          In addition to Urban and the certified class actions described above, one putative class action has been filed in which plaintiff seeks to represent a class consisting of holders of three series of bonds issued by the Republic.

•

Lavaggi v. The Republic of Argentina, 04 Civ. 5068 (TPG) (purporting to represent holders of 12.125% bonds due February 25, 2019, 10% bonds due June 25, 2007, and 3.5% bonds due November 8, 2009). The Lavaggi plaintiff has moved for class certification; this motion is fully briefed and pending before the District Court.

          In addition to the class actions described above, five putative class actions have been filed in which plaintiffs seek to represent classes consisting of holders of other series of bonds issued by the Republic. None of the plaintiffs in the following cases has moved for class certification yet:

•	Barboni v. The Republic of Argentina, 06 Civ. 5157 (TPG) (purporting to represent holders of LIBOR + 1.6% bonds due May 27, 2004);

•	Dussault v. The Republic of Argentina, 06 Civ. 13085 (TPG) (purporting to represent holders of 11% bonds due November 5, 2003, 10% bonds due January 7, 2005, and 10% bonds due February 22, 2007);

•	Hansen v. The Republic of Argentina, 06 Civ. 15293 (TPG) (purporting to represent holders of LIBOR + 0.8125% bonds due March 29, 2005 and 11.75% bonds due April 7, 2009);

•	Brecher v. The Republic of Argentina, 06 Civ. 15297 (TPG) (purporting to represent holders of 9.25% bonds due July 20, 2004); and

•	Newbadem Investments S.A. v. The Republic of Argentina, 07 Civ. 1938 (TPG) (purporting to represent holders of 12.25% bonds due June 19, 2018).

          As of October 9, 2008, a total of 20 class actions have been filed and are pending before the Southern District of New York.

          Litigation in the United States Concerning the Government’s Global Exchange Offer. On June 10, 2005, the Government announced the settlement of its global exchange offer, in which bondholders tendered approximately U.S.$62.5 billion of non-performing bonds for new bonds. Although the original settlement date was April 1, 2005, or as soon as practicable thereafter, settlement was delayed due to ultimately unsuccessful attempts by plaintiffs and judgment creditors in the District Court to attach and restrain non-performing bonds tendered by bondholders, on the ground that the tendered bonds thereby became property of the Government subject to attachment and execution. This litigation followed similarly unsuccessful attempts in the fall of 2004 by purported class representatives to enjoin the Government from engaging in an exchange offer, before the Government had launched the offer.

          Attempts to Attach Republic Property. Plaintiffs have obtained junior liens on collateral securing the Brady bonds issued in 1992 that were not tendered in the Republic’s global exchange offer. The Republic has no access to this collateral, which is pledged for the exclusive benefit of the remaining Brady bondholders under the terms of the relevant agreement, and plaintiffs’ liens are junior to those of the Brady bondholders. On May 27, 2008, the Court of Appeal affirmed the District Court’s decision denying one of plaintiff’s motions to seize a certain portion of the Brady collateral.

          In addition, two plaintiffs have attempted to attach reserves in the United States of the Central Bank. In January 2007, the District Court’s vacatur of attachments and restraining notices that the plaintiffs had obtained on an ex parte basis was affirmed on appeal. On October 1, 2007, the U.S. Supreme Court denied plaintiffs’ petition for a writ of certiorari regarding the Court of Appeals’ decision. The plaintiffs have made a second attempt to attach the reserves, this time on a separately pleaded alter ego theory. This attachment motion is fully briefed and pending before the District Court.

          In May 2007, the same two plaintiffs obtained attachments and restraints on an ex parte basis of assets belonging to various Argentine public trusts that are held in New York City, including American Depository Shares representing certain shares of Banco Hipotecario S.A. The plaintiffs’ motion to confirm the ex parte attachments and restraints, and the corresponding motion to vacate the orders, are fully briefed and pending before the District Court.

          In April 2008, plaintiffs in 72 actions obtained orders (the “Order”) temporarily restraining the Republic from taking any action in relation to beneficial interests in global bonds held by Caja de Valores S.A. in trust pursuant to an exchange of Republic-issued bonds for guaranteed loans conducted in 2001. The Order only affects those bonds that have their global certificate deposited at the Depository Trust Company (“DTC”) in New York. The Judge has reserved decision on the Orders to Show Cause that converted into preliminary injunctions by operation of law. On June 6, 2008, the Republic filed notices of appeal from the preliminary injunctions.

          In September 2008, two plaintiffs obtained attachments and restraining orders on an ex parte basis of certain assets held by Banco de la Nación Argentina in New York City under the theory that the bank is an alter ego of the Republic. The same plaintiffs also obtained attachments and restraining orders on an ex parte basis of accounts held by the Republic at the Miami and New York branches of Banco de la Nación Argentina. The parties are currently briefing the attachment motion.

          Impact on Argentina’s ability to service its debt. It is impossible to predict the impact, if any, that the proceedings described above may have on Argentina’s ability to service its public debt.

          In addition, the creditors that have obtained judgments against Argentina in the United States are limited in the United States by the Foreign Sovereign Immunities Act to executing upon only those assets of Argentina that are located in the United States and are used for a commercial activity in the United States.

          In recent years, based primarily on an ex parte decision issued by a Belgian court at the behest of a hold-out creditor in Elliott Associates L.P. v. Banco de la Nación (Court of Appeals of Brussels, 8th Chamber, Sept. 26, 2000), various investors have used litigation against sovereign debtors to target payments made by sovereigns to, among others, bondholders that have agreed to a debt restructuring by accepting new securities in an exchange offer. While the Government believes that there is no valid basis for preventing payments on restructured debt from being made, there can be no assurance that a creditor pursuing similar or different arguments or strategies in the future will not be able to interfere with payments made pursuant to the completion of the exchange or subsequently under any new securities issued as part of such offer.

          ICSID Arbitration

          In response to the various measures that the Government implemented in 2001 and 2002 to address Argentina’s economic crisis, claimants have filed 42 claims before the International Center for the Settlement of Investment Disputes (ICSID) against Argentina. As of October 9, 2008, four claimants had withdrawn their claims and two arbitral proceedings had been discontinued before an award was entered, bringing the total number of ICSID claims against Argentina to 36, for an approximate total amount of U.S.$15 billion (without including claims with undetermined amounts, interests or legal fees). In 11 of these claims, claimants have agreed to suspend the arbitral proceeding while settlement negotiations with the Government are taking place. A successful completion of these negotiations could lead additional ICSID claimants to withdraw their claims, although the Government can offer no assurance to this effect.

          Claimants allege that the emergency measures are inconsistent with the fair and equitable treatment standards set forth in various bilateral investment treaties to which Argentina is a party. Most of these claimants contend that Government’s actions had the effect of expropriating their investments without adequate compensation, and challenge the following measures:

•	the suspension and eventual elimination of various rate-indexing mechanisms provided for in certain public utilities contracts;

•	the pesification of certain contracts and of public utilities rates;

•	the restrictions on foreign-exchange transactions that prevented them from making certain transfers abroad; and

•	the termination of certain contracts.

As of October 9, 2008, seven adverse awards against Argentina had been entered in the following cases:

•	CMS Gas Transmission Company, or “CMS” (05/12/05);

•	Azurix Corp. (07/14/06), Siemens A.G. (02/06/07);

•	Enron Corporation and Ponderosa Assets, L.P. (05/22/07);

•	LG&E Energy Corp., LG&E Capital Corp. and LG&E International Inc. (07/25/07);

•	Compañía De Aguas Del Aconquija S.A. and Vivendi Universal (08/20/07); and

•	Sempra Energy International (09/28/07).

These seven awards total an approximate amount of damages of U.S.$913 million (without including interests or legal fees). Argentina applied for the annulment of the CMS award under Chapter VII of the ICSID Arbitration Rules. Although the award was partially annulled on September 25, 2007, the award on damages remains. Argentina might seek the annulment of some of the remaining ICSID rulings.

          On June 6, 2008 the ICSID Tribunal in Metalpar S.A. and Buen Aire S.A. v. Argentine Republic (ICSID Case No. ARB/03/5) rendered an award dismissing the claims of two Chilean investors.

          In addition, on August 27, 2008 an award was rendered on Continental Casualty Company v. Argentine Republic (ICSID Case No. ARB/03/09) dismissing all of substantives claims but one and finding Argentina liable for U.S.$2.8 million.

          There are currently five pending annulment applications under Chapter VII of the ICSID Arbitration Rules that Argentine has filed against the awards rendered in Azurix Corp. v. Argentine Republic (ICSID Case No. ARB/01/12), Enron Corporation and Ponderosa Assets, L.P. v. Argentine Republic (ICSID Case No. ARB/01/3), Compañía de Aguas del Aconquija S.A. and Vivendi Universal v. Argentine Republic (ICSID Case No. ARB/97/3), Sempra Energy International v. Argentine Republic (ICSID Case No. ARB/02/16) and Siemens A.G. v. Argentine Republic (ICSID Case No. ARB/02/8).

          On February 7, 2007 the ICSID registered a claim against Argentina filed by approximately 100,000 Italian persons and entities allegedly holding over $3.6 billion face value of defaulted bonds. The claim subsequently was amended to include additional claimants. Argentina has objected to the jurisdiction of the ICSID tribunal and the proceeding is currently pending. On March 27, 2007, and July 28, 2008, the ICSID registered two additional similar claims—the first one on behalf of over 182 claimants for a total of approximately U.S.$21 million, and the second on behalf of over 120 claimants for a total of approximately U.S.$10 million.

          Other Arbitration

          In addition to the ICSID claims, five investment disputes against Argentina were brought under the United Nations Commission on International Trade Law (UNCITRAL) Arbitration Rules. Among these proceedings:

•	one has been suspended, pending settlement negotiations between the parties;

•	one has been withdrawn;

•	one has joined an ICSID proceeding already in place;

•	one had an award rendered in December 2007, finding Argentina liable for U.S.$185 million in damages. Argentina is seeking the annulment of the award before Washington D.C. courts; and

•	one remaining proceeding is awaiting the entry of the awards.

          Litigation in Italy. Bondholders have instituted 13 proceedings before Italian courts. All of these proceedings were dismissed mostly on jurisdictional grounds.

          In May and June 2005, various consumer associations filed with the Administrative Tribunal of Rome two emergency requests for suspension of the exchange offer launched by the Government in Italy in February 2005, and annulment of the Commissione Nazionale per le Società e la Borsa (CONSOB) decision to allow the exchange offer to proceed in Italy. The Administrative Tribunal of Rome dismissed these emergency requests, and those dismissals were subsequently upheld by the Consiglio di Stato (the highest court for administrative matters in Italy). One of the associations’ complaints on the merits remains pending before the Administrative Tribunal of Rome; the other has been dismissed.

          Litigation in Germany. Approximately 470 legal proceedings have been initiated against Argentina by bondholders for payment of Government bonds, of which approximately 266 are currently pending. These pending claims total approximately € 104 million in principal plus interest. A payment order is a German procedural mechanism allowing a creditor to serve on a debtor a demand for payment, and seek to have collection authorized by the court; however, if the debtor disputes the payment order, the creditor must bring a lawsuit to continue pursuing the claim. The Government has disputed each payment order of which it has received notice.

          As of October 9, 2008, 150 judgments rendered against the Republic are final and binding, totaling approximately €39 million in principal plus interest. In addition, 56 actions have been dismissed or withdrawn by plaintiffs.

          On May 8, 2007, the Federal Constitutional Court (Bundesverfassungsgericht) ruled on the Republic’s state of necessity defense and held that no general rule of public international law has been found to exist entitling a state to temporarily refuse to meet payment claims due to private individuals under private law by appealing to a state of necessity.

          The Frankfurt Court of Appeals (Oberlandesgericht Frankfurt), District Court (Landgericht Frankfurt) and most judges of the Frankfurt Local Court (Amtsgericht) have, for more than a year, been ruling that the state of necessity (if it ever existed) has ended and that therefore the question of its consequences under public international law was moot. Thus, the Federal Constitutional Court’s decision has a practical impact only with respect to the proceedings that have been suspended as a result of the cases before the Federal Constitutional Court; these proceedings are in the course of being resumed.

          The Frankfurt trial courts find for the plaintiffs in most cases. The Government always lodges appeal if possible. Since Spring 2007, the Frankfurt Court of Appeals has been using an accelerated procedure to summarily dismiss the appeals, ordering hearings only in certain cases that concern new issues apart from the state of necessity defense. Such dismissals cannot be appealed to the Federal Supreme Court (Bundesgerichtshof).

          If procedurally possible and practicable, the Government lodges further appeal to the Federal Supreme Court, or appeals to the Frankfurt Court of Appeals’ decision not to leave further appeal. Currently, two proceedings are pending before the Federal Supreme Court; in 2007, the Federal Supreme Court rejected three complaints against denial of leave to appeal. The remaining cases were either below the threshold value of € 20,000.00 for any further appeal or have been summarily dismissed.

          All judgments are enforceable at least on a provisional basis. Prior to execution, most judgments require the creditors to offer the bonds to the Government. On August 9, 2007, the Frankfurt Court of Appeals held that such offer could be made to the respective paying agents (whether or not the paying agent effectively takes the bonds). On January 15, 2008, the Frankfurt Court of Appeals added that such offer could also be oral and made directly in the court proceeding.

          Plaintiffs who try to execute their judgments may not attach assets used for diplomatic purposes, such as bank accounts of the Republic’s Embassy and consulates. On December 6, 2006, the Federal Constitutional Court held that the waiver of immunity in the terms and conditions of the bonds does not extend to such assets that are protected by special diplomatic immunity. On July 4, 2007 the Federal Supreme Court confirmed the ruling from the Federal Constitutional Court that held that the waiver of immunity in the terms and conditions of the bonds does not extend to assets protected by special diplomatic immunity. All but a few of the multiple attachments of the assets for diplomatic use have been set aside since.

          To the Governments knowledge, the attachments on assets in Germany that are not protected by special diplomatic immunity concern monies of the Government held with paying agents (for the payment of interest on other Government debt). Some creditors have also attached the Government’s claims against other plaintiffs (i.e., those who withdrew their claims against the Government or lost their actions in whole or in part), who are liable for the Government’s costs (statutory attorneys fees and, if applicable, court fees) under Germany’s “loser pays” system, to the extent the amount of such claims had not been set off by those plaintiffs.

          To the Government’s knowledge, there is currently one arrest order in effect. An arrest order (Arrestbefehl) authorizes pre-judgment attachment of a debtor’s assets while the case is being tried on the merits. The arrest order is for approximately € 180,000 and enforceable; on appeal, the Frankfurt Court of Appeals upheld the arrest order on April 29, 2008. The Court of Appeals found that issuing such arrest order was warranted because the creditor would have to execute a subsequent judgment outside of Germany and vis-à-vis the Republic, reciprocity is not guaranteed with respect to judgments rendered against the Government.

          Impact on Argentina’s ability to service its debt. It is impossible to predict the impact, if any, that the proceedings described above may have on Argentina’s ability to service its public debt.

          With respect to the German litigation, the fact that the German Constitutional Court held that a state of necessity does not excuse a deferral of debt service might also cause other bondholders to file lawsuits against the Government. Judgments rendered in these lawsuits against the Government could be enforced in Germany and the European Union and, usually upon recognition by a foreign court, in other countries. It is, however, not possible to predict the specific effects of such enforcement proceedings with respect to Argentina’s ability to service its public debt.

Litigation in Argentina

          Since the enforcement of the pesification regime, thousands of lawsuits have been filed against financial institutions and the Government challenging the pesification of U.S. dollar-denominated bank deposits and the pesification of the Government’s obligations originally denominated in U.S. dollars.

          The claims regarding the pesification of bank deposits have been filed primarily as acciones de amparo, which are brief proceedings against any action or omission of a public authority that currently or imminently prejudices, restricts, alters or threatens in an arbitrary or illegal manner the rights and guaranties under the Argentine Constitution.

          When the Government converted all foreign-currency denominated deposits into peso-denominated deposits, depositors commenced to file acciones de amparos to obtain the restitution of such deposits in dollars or to obtain such amounts in peso equivalent at the market exchange rate. As a result of the issuance of Boden Depositor bonds to the depositors in order to compensate them for the rescheduling of their deposits at a rate of Ps.1.40 plus CER per dollar deposited, depositors also began to file acciones de amparos in order to obtain the difference between the amount received in bonds and the money that was originally deposited in dollars or the peso equivalent at the market exchange rate.

          Many Argentine courts, including courts of appeal, have issued decisions favorable to depositors. In the case of deposits of the province of San Luis with Banco de la Nación Argentina, Argentina’s Supreme Court held the pesification of bank deposits unconstitutional, ordering the contending parties to reach an agreement on the distribution of compensation pursuant to the Court’s decision. In each case, the Government has disputed the claims of the depositors.

          In later cases, however, the Supreme Court has issued several decisions in which it consistently upheld the constitutionality of the pesification. On October 26, 2004, the Supreme Court of Argentina ruled that the Government’s pesification of bank deposits in 2002 was constitutional in light of the prevailing economic conditions at the close of 2001. Accordingly, the bank that had been sued in these proceedings was required to provide the claimant depositor with Ps.1.4 (adjusted for CER) per U.S. dollar on deposit, in accordance with pesification measures. In a prior case, the Supreme Court held that a bank depositor who had accepted compensation for his original U.S. dollar-denominated deposit in the form of a peso-denominated instrument applying the official conversion rate of Ps.1.4 plus CER per U.S. dollar was barred from obtaining the difference between the value of this compensation and the value that he would have received if the higher market exchange rate had been used for the conversion. These judgments are applicable only to the specific case before the court and have no binding effect on other litigants.

          While the Government was named as a defendant in many of the cases brought by depositors challenging the pesification and restrictions on bank withdrawals, in most of these cases the party ultimately responsible for making payments to successful claimants have been the financial institutions in which these depositors held their deposits. Accordingly, the Government does not believe these cases can materially and adversely affect its ability to service Argentina’s public debt. The Government, however, can offer no assurances to this effect, as the outcomes of these cases depend on the particularities of each case and judicial determinations beyond the Government’s control.

EXHIBIT E

TABLES AND SUPPLEMENTAL INFORMATION
Foreign Currency-Denominated Debt
Direct Debt

					Principal Amount

LENDER	Interest Rate	Issue Date	Final Maturity	Currencies	Face Value	Outstanding as of December 31, 2007

					Millions of dollars	Millions of dollars
World Bank	(a)	02/15/91	10/15/07	USD	200	0
World Bank	(a)	04/08/91	9/15/08	USD	300	13
World Bank	(a)	04/08/91	9/15/08	USD	23	1
World Bank	(a)	08/13/91	9/15/08	USD	33	1
World Bank	(a)	08/13/91	9/15/08	USD	23	2
World Bank	(a)	08/14/91	9/15/08	USD	325	38
World Bank	(a)	01/07/93	11/15/09	USD	170	38
World Bank	(a)	02/02/93	1/15/10	USD	300	82
World Bank	(a)	02/02/93	1/15/10	USD	450	23
World Bank	(a)	02/16/93	01/5/08	USD	400	20
World Bank	(a)	08/30/93	1/11/08	USD	100	10
World Bank	(a)	11/21/94	3/15/09	USD	7	1
World Bank	(a)	11/29/94	1/15/09	USD	106	20
World Bank	(a)	03/24/95	01/3/10	USD	300	75
World Bank	(a)	03/24/95	11/15/09	USD	170	29
World Bank	(a)	05/05/95	01/8/10	USD	500	168
World Bank	6.27	05/12/95	2/15/08	USD	50	3
World Bank	7.23	05/12/95	8/15/08	USD	33	4
World Bank	7.07	05/12/95	2/15/09	USD	28	5
World Bank	7.2	05/12/95	2/15/09	USD	16	4
World Bank	6.33	05/12/95	2/15/10	USD	15	3
World Bank	6.39	05/12/95	8/15/10	USD	7	2
World Bank	6	05/12/95	01/7/00	USD	2	1
World Bank	(a)	05/12/95	10/15/10	USD	165	38
World Bank	(a)	05/12/95	04/15/10	USD	224	54
World Bank	(a)	10/18/95	05/15/10	USD	210	44
World Bank	(a)	10/18/95	10/15/10	USD	11	4
World Bank	6.27	10/18/95	02/15/08	USD	167	9
World Bank	7.07	10/18/95	02/15/09	USD	167	28
World Bank	6	10/18/95	02/15/11	USD	166	65
World Bank	(a)	01/19/96	09/15/10	USD	101	20
World Bank	(a)	03/23/96	10/15/10	USD	39	7
World Bank	(a)	04/26/96	07/15/11	USD	25	10
World Bank	(a)	04/26/96	07/15/11	USD	100	40
World Bank	7.59	04/26/96	09/15/09	USD	250	39
World Bank	(a)	06/06/96	09/15/10	USD	16	3
World Bank	(a)	07/08/96	11/15/10	USD	116	26
World Bank	(a)	12/17/96	02/15/12	USD	300	135
World Bank	(a)	02/21/97	02/15/11	USD	11	3
World Bank	(a)	04/17/97	04/15/12	USD	20	9
World Bank	(a)	04/17/97	02/15/12	USD	200	85
World Bank	(a)	04/17/97	09/15/11	USD	300	120
World Bank	(a)	04/17/97	10/15/11	USD	20	2
World Bank	(a)	07/07/97	09/15/12	USD	200	100
World Bank	(a)	09/23/97	07/15/12	USD	100	50
World Bank	(a)	09/23/97	06/15/12	USD	15	7
World Bank	(a)	10/12/97	06/15/12	USD	200	84
World Bank	(a)	11/21/97	11/15/12	USD	50	25
World Bank	(a)	11/21/97	11/15/12	USD	75	38
World Bank	(a)	01/20/98	11/15/12	USD	100	50

					Principal Amount

LENDER	Interest Rate	Issue Date	Final Maturity	Currencies	Face Value	Outstanding as of December 31, 2007

					Millions of dollars	Millions of dollars
World Bank	(a)	01/20/98	11/15/12	USD	50	18
World Bank	(a)	01/20/98	03/15/12	USD	125	56
World Bank	(a)	05/06/98	09/15/12	USD	75	38
World Bank	(a)	05/06/98	09/15/12	USD	42	20
World Bank	(a)	10/20/98	05/15/13	USD	4	2
World Bank	(a)	10/20/98	08/15/13	USD	284	170
World Bank	(a)	10/20/98	03/15/13	USD	40	15
World Bank	(a)	01/28/99	04/15/13	USD	18	3
World Bank	(a)	03/29/99	03/15/14	USD	30	19
World Bank	(a)	07/15/99	04/15/14	USD	10	7
World Bank	(a)	08/25/99	10/15/13	USD	90	52
World Bank	(a)	10/26/99	02/15/14	USD	30	5
World Bank	(a)	11/29/99	05/06/14	USD	5	0
World Bank	(a)	03/11/00	08/15/14	USD	53	37
World Bank	(a)	12/09/00	06/15/15	USD	5	4
World Bank	(a)	05/09/01	09/15/16	USD	330	183
World Bank	(a)	05/09/01	08/15/16	USD	400	336
World Bank	(a)	07/15/01	10/15/15	USD	303	182
World Bank	(a)	08/17/01	10/15/15	USD	71	36
World Bank	(a)	11/13/01	10/15/15	USD	5	4
World Bank	(a)	10/15/02	04/15/07	USD	250	0
World Bank	(a)	01/29/03	10/15/16	USD	600	597
World Bank	(a)	05/23/03	02/15/18	USD	500	458
World Bank	(a)	10/31/03	10/15/18	USD	750	712
World Bank	(a)	01/11/04	01/01/10	USD	2	1
World Bank	(a)	07/09/04	02/15/19	USD	136	82
World Bank	(a)	04/18/06	04/15/18	USD	150	5
World Bank	(a)	07/14/06	10/15/16	USD	25	2
World Bank	(a)	10/23/06	03/15/20	USD	150	16
World Bank	(a)	11/05/06	03/15/19	USD	350	287
World Bank	(a)	12/20/06	09/15/20	USD	40	2
World Bank	(a)	12/20/06	09/15/20	USD	150	1
World Bank	(a)	05/08/07	10/15/20	USD	110	5
World Bank	(a)	05/09/07	07/01/21	USD	300	23
World Bank	(a)	07/12/07	09/15/21	USD	220	48
World Bank	(a)	08/16/07	01/01/22	USD	37	6
Total					12,646	5,071

Inter American Development Bank	0.75	02/21/67	02/21/17	CAD	0	0
Inter American Development Bank	3	09/24/84	09/24/09	USD	29	2
Inter American Development Bank	4	01/20/87	01/20/12	USD	1	0
Inter American Development Bank	7.53	01/20/87	01/20/12	Various	93	36
Inter American Development Bank	7.18	03/10/88	03/10/13	Various	97	15
Inter American Development Bank	4	03/10/88	03/10/13	USD	2	0
Inter American Development Bank	7.76	03/10/88	03/10/08	Various	94	1
Inter American Development Bank	(b)	12/20/89	06/01/15	Various	4	2
Inter American Development Bank	(b)	03/22/91	03/22/11	Various	155	13
Inter American Development Bank	(b)	11/15/91	11/15/11	Various	325	96
Inter American Development Bank	(b)	04/07/92	04/07/12	Various	30	10
Inter American Development Bank	(b)	04/07/92	04/07/12	Various	300	95
Inter American Development Bank	(b)	04/07/92	04/07/12	Various	4	1
Inter American Development Bank	4	04/07/92	04/07/17	USD	1	0
Inter American Development Bank	3	07/04/92	04/07/17	USD	11	9
Inter American Development Bank	(b)	12/29/92	12/29/12	Various	310	128
Inter American Development Bank	(b)	12/29/92	12/29/12	Various	272	149
Inter American Development Bank	(b)	07/08/93	07/08/13	Various	5	3
Inter American Development Bank	4	07/08/93	07/08/13	USD	19	6

					Principal Amount

LENDER	Interest Rate	Issue Date	Final Maturity	Currencies	Face Value	Outstanding as of December 31, 2007

					Millions of dollars	Millions of dollars
Inter American Development Bank	4	09/22/93	09/21/19	USD	25	15
Inter American Development Bank	(b)	11/21/93	3/21/14	Various	4	3
Inter American Development Bank	(b)	03/21/94	3/21/14	Various	74	45
Inter American Development Bank	(b)	09/15/94	6/12/14	Various	97	62
Inter American Development Bank	3	09/15/94	6/12/19	USD	15	11
Inter American Development Bank	(b)	01/11/95	1/11/15	Various	36	30
Inter American Development Bank	(b)	04/05/95	04/5/15	Various	233	206
Inter American Development Bank	(b)	06/05/95	06/5/10	Various	750	189
Inter American Development Bank	4	06/05/95	6/5/20	USD	30	23
Inter American Development Bank	(b)	06/05/95	6/5/20	Various	180	164
Inter American Development Bank	(b)	06/28/95	6/28/15	Various	450	207
Inter American Development Bank	(b)	03/26/96	12/15/18	USD	325	116
Inter American Development Bank	(b)	10/09/96	10/9/16	USD	25	13
Inter American Development Bank	(b)	12/19/96	12/19/11	USD	319	128
Inter American Development Bank	(b)	02/20/97	02/20/22	USD	102	93
Inter American Development Bank	(b)	03/01/97	03/22/13	Various	32	32
Inter American Development Bank	(b)	03/16/97	03/16/17	USD	78	18
Inter American Development Bank	(b)	08/04/97	08/04/17	USD	81	48
Inter American Development Bank	(b)	08/04/97	08/04/97	USD	287	223
Inter American Development Bank	(b)	02/05/98	02/05/18	USD	250	143
Inter American Development Bank	(b)	02/11/98	02/11/18	USD	8	1
Inter American Development Bank	3	03/16/98	03/16/23	USD	17	14
Inter American Development Bank	(b)	03/16/98	03/16/23	USD	17	9
Inter American Development Bank	(b)	03/16/98	03/16/18	USD	176	122
Inter American Development Bank	(b)	07/22/98	07/22/18	USD	64	54
Inter American Development Bank	(b)	08/08/98	08/08/23	USD	300	296
Inter American Development Bank	4	09/12/98	09/06/23	USD	16	8
Inter American Development Bank	3	09/12/98	12/09/23	USD	16	9
Inter American Development Bank	(b)	12/16/98	12/15/18	USD	62	48
Inter American Development Bank	(b)	01/11/99	01/11/19	USD	140	110
Inter American Development Bank	(b)	01/13/99	01/13/24	USD	6	3
Inter American Development Bank	4	09/15/99	09/15/99	USD	2	0
Inter American Development Bank	(b)	09/15/99	03/16/18	USD	238	187
Inter American Development Bank	(b)	10/18/99	10/18/24	USD	250	122
Inter American Development Bank	(b)	02/03/00	02/03/20	USD	100	71
Inter American Development Bank	(b)	03/26/00	03/26/20	USD	5	2
Inter American Development Bank	(b)	02/27/01	02/27/21	USD	400	360
Inter American Development Bank	(b)	05/09/01	05/09/21	USD	500	467
Inter American Development Bank	(b)	06/13/01	06/15/21	USD	500	450
Inter American Development Bank	(b)	06/25/01	06/15/21	USD	2	1
Inter American Development Bank	(b)	10/25/01	10/25/21	USD	8	2
Inter American Development Bank	(b)	10/25/01	10/25/26	USD	43	23
Inter American Development Bank	(f)	07/02/03	02/07/08	USD	1,500	300
Inter American Development Bank	(b)	11/20/03	11/20/18	USD	600	449
Inter American Development Bank	(f)	12/17/03	12/15/08	USD	400	200
Inter American Development Bank	(b)	12/28/04	12/15/24	USD	500	500
Inter American Development Bank	(b)	04/05/05	04/11/25	USD	5	1
Inter American Development Bank	(b)	04/05/05	04/05/25	USD	5	1
Inter American Development Bank	(b)	08/24/05	08/24/25	USD	33	3
Inter American Development Bank	(b)	08/24/05	08/24/25	USD	18	3
Inter American Development Bank	(b)	01/03/06	01/03/31	USD	700	379
Inter American Development Bank	(b)	05/18/06	05/18/26	USD	500	500
Inter American Development Bank	(b)	07/11/06	07/11/26	USD	50	10
Inter American Development Bank	(b)	09/08/06	09/08/26	USD	280	118
Inter American Development Bank	(b)	11/06/06	11/06/31	USD	580	12
Inter American Development Bank	(b)	11/07/06	11/07/26	USD	50	10
Inter American Development Bank	(b)	03/29/07	03/29/32	USD	350	25

					Principal Amount

LENDER	Interest Rate	Issue Date	Final Maturity	Currencies	Face Value	Outstanding as of December 31, 2007

					Millions of dollars	Millions of dollars
Inter American Development Bank	(b)	03/29/07	03/29/32	USD	240	5
Inter American Development Bank	(b)	03/29/07	03/29/32	USD	1.200	60

Total					15,026	7,270

Paris Club Round 4	Various	06/13/05	2002	Various	1,444	170
Paris Club Round 5	Various	06/14/05	2008	Various	2,967	2,367
Total					4,411	2,537

FONPLATA	6.8%	05/09/95	08/02/07	USD	25	0
FONPLATA	5.48	09/10/98	07/07/10	USD	4	3
FONPLATA	(g)	08/12/04	09/01/19	USD	51	40
FONPLATA	(h)	12/06/04	08/16/19	USD	22	10
Total					103	53

FIDA	(j)	09/29/97	6/15/14	SDR	11	8
FIDA	(j)	11/21/00	12/15/14	SDR	13	0
Total					24	8

CAF	(d)	05/18/04	05/18/14	USD	141	130
CAF	(i)	08/29/07	09/01/22	USD	300	265
CAF	(e)	03/06/05	06/04/17	USD	28	21
Total					469	416

(a) Floating World Bank Rate + 0,5%
(b) Floating IADB Rate
(c) LIBOR 6M + 1,2%
(d) LIBOR 6M + 3,35%
(e) LIBOR 6M + 2,9%
(f) LIBOR 6M + 4%
(g) LIBOR 6M + 3,5%
(h) LIBOR 6M + 2,45%
(i) LIBOR 6M + 1,05%
(j) Floating FIDA Rate

TABLES AND SUPPLEMENTAL INFORMATION
Foreign Currency-Denominated Debt
Indirect Debt

					Principal Amount

LENDER	Interest Rate	Issue Date	Final Maturity	Currencies	Face Value	Outstanding as of December 31, 2007

					Millions of dollars	Millions of dollars
World Bank	(a)	08/13/91	11/15/07	USD	35	0
World Bank	(a)	09/19/92	05/15/09	USD	18	2
World Bank	(a)	01/10/93	06/01/08	USD	329	16
World Bank	(a)	10/20/98	05/15/13	USD	449	246
World Bank	(a)	11/16/98	05/15/13	USD	119	65
World Bank	(a)	07/07/00	07/15/14	USD	20	16
World Bank	(a)	06/15/01	10/15/14	USD	50	42
World Bank	(a)	06/12/04	01/12/18	USD	161	181
World Bank	(a)	08/03/05	11/15/19	USD	200	85
World Bank	(a)	11/16/06	11/15/19	USD	130	0
World Bank	(a)	11/16/06	11/15/19	USD	75	4
World Bank	(a)	06/12/07	11/15/19	USD	127	0
Total					1,713	657

Inter American Development Bank	3.00	09/16/82	09/16/07	USD	15	0
Inter American Development Bank	7.78	04/09/87	01/09/07	USD	75	0
Inter American Development Bank	4.00	10/03/88	03/10/13	USD	1	0
Inter American Development Bank	7.17	10/03/88	03/10/13	USD	59	20
Inter American Development Bank	8.10	11/17/88	11/17/08	Various	250	21
Inter American Development Bank	6.73	11/18/88	11/18/13	USD	14	20
Inter American Development Bank	4.00	11/18/88	11/18/13	USD	56	4
Inter American Development Bank	8.31	04/02/90	04/06/10	Various	250	48
Inter American Development Bank	(b)	05/30/91	05/30/16	Various	70	37
Inter American Development Bank		12/20/89	07/06/14	Various	98	51
Inter American Development Bank	3.00	05/30/91	02/15/16	USD	29	14
Inter American Development Bank	(b)	01/26/94	01/26/14	Various	87	94
Inter American Development Bank	(b)	03/21/94	03/21/14	Various	255	177
Inter American Development Bank	(b)	03/21/94	03/21/09	Various	41	5
Inter American Development Bank	(b)	03/21/94	03/21/14	Various	138	95
Inter American Development Bank	(b)	05/06/95	06/05/15	Various	121	91
Inter American Development Bank	4.00	05/06/95	06/05/15	USD	60	30
Inter American Development Bank	(b)	04/08/97	08/04/17	USD	346	239
Inter American Development Bank	(b)	11/19/97	11/19/17	USD	277	57
Inter American Development Bank	(b)	01/11/99	11/01/19	USD	200	166
Inter American Development Bank	(b)	07/31/01	07/31/21	USD	212	188
Inter American Development Bank	(b)	11/05/02	11/05/22	USD	200	49
Inter American Development Bank	(b)	12/04/03	12/04/28	USD	34	20
Inter American Development Bank	(b)	09/03/04	03/09/24	USD	11	6
Inter American Development Bank	(b)	09/03/04	05/15/16	USD	40	8
Inter American Development Bank	(b)	08/24/05	08/24/25	USD	70	17
Inter American Development Bank	(b)	11/07/06	11/07/31	USD	180	57
Inter American Development Bank	(b)	05/02/07	02/05/32	USD	33	1

Total					3,222	1,515

FONPLATA	3.97	12/26/96	03/24/16	USD	34	29
FONPLATA	(c)	03/11/03	07/07/11	USD	1	0
Total					35	29

(a) Floating World Bank Rate + 0,5%
(b) Floating IADB Rate
(c) Libor 6M + 1,2%

TABLES AND SUPPLEMENTAL INFORMATION
Peso-Denominated Debt
Direct Debt
Peso-Denominated Performing Bonds

					Principal Amount

LENDER	Interest Rate	Issue Date	Final Maturity	Currencies	Face Value	Outstanding as of December 31, 2007

					Millions of dollars	Millions of dollars
Bono del Tesoro Consolidado 2089		1/2/1990	1/2/1989	ARP	280	280
Boden 2013 / arp	Average deposit rate	4/1/2003	10/1/2013	ARP	29	22
BONAR ARG $ V	TASA FIJA	6/12/2007	6/12/2012	ARP	476	476
PRO 7	Floating- Savings account	1/1/2000	1/1/2016	ARP	15	14
PRE 5	Floating- Savings account	1/1/2000	1/1/2010	ARP	15	9
Letra del Tesoro - $ - FFRE	7.35%	3/27/2007	3/27/2008	ARP	129	129
Letra del Tesoro - $ - FFRE	7.35%	6/7/2007	6/7/2008	ARP	32	32
Letra del Tesoro - $ - AFIP	7.85%	10/3/2007	3/3/2008	ARP	64	64
Letra del Tesoro - $ - AFIP	7.85%	10/30/2007	2/27/2008	ARP	159	159
Letra del Tesoro - $ - AFIP	7.85%	11/5/2007	3/4/2008	ARP	175	175
Letra del Tesoro - $ - AFIP	7.85%	11/26/2007	3/25/2008	ARP	64	64
Letra del Tesoro - $ - LOTERIA NACIONAL	7.90%	12/12/2007	3/11/2008	ARP	47	47
Letra del Tesoro - $ - ANSES	7.85%	12/19/2007	4/17/2008	ARP	873	873
Letra del Tesoro - $ - ANSES	8.85%	12/27/2007	6/24/2009	ARP	413	413
BODEN 2008	2.00%	12/31/2002	9/30/2008	ARP + CER	844	247
BODEN 2011	2.00%	4/30/2003	4/30/2011	ARP + CER	2,041	1,382
BODEN 2014	2.00%	9/30/2004	4/30/2014	ARP + CER	2,362	3,187
PRE 8	2.00%	2/3/2002	1/3/2010	ARP + CER	818	946
PR 11	2.00%	2/3/2002	12/3/2010	ARP + CER	167	115
PR 12	2.00%	2/3/2002	1/3/2016	ARP + CER	919	1,644
PRE 9	2.00%	3/15/2004	3/15/2014	ARP + CER	593	894
PR 13	2.00%	3/15/2004	3/15/2024	ARP + CER	299	451
PAR IN PESOS	Fixed rate	12/31/2003	12/31/2038	ARP + CER	1,667	2,347
DISCOUNT IN PESOS	Fixed rate	12/31/2003	12/31/2033	ARP + CER	4,767	7,573
CUASIPAR IN PESOS	Fixed rate	12/31/2003	12/31/2045	ARP + CER	7,516	12,067
AMPAROS Y EXCEPCIONES	Various			ARP + CER		127

Total					24,763	33,735

TABLES AND SUPPLEMENTAL INFORMATION
Foreign Currency-Denominated Debt
Direct Debt
Foreign Currency-Denominated Performing Bonds

					Principal Amount

LENDER	Interest Rate	Issue Date	Final Maturity	Currencies	Face Value	Outstanding as of December 31, 2007

					Millions of dollars	Millions of dollars
BODEN 2012	LIBOR	8/3/2005	8/3/2012	USD	17,435	10,898
BODEN 2013	LIBOR maximum 3%	4/3/2006	4/3/2013	USD	1,958	1,468
BODEN 2015	Fixed rate	10/3/2005	10/3/2015	USD	2,993	2,993
OCMO		10/30/2002	4/30/2013	OCM	7	7
LETRA INTRANSFERIBLE (non-transferable)	Maximum LIBOR International reserves rate - 1%	1/3/2006	1/3/2016	USD	9,530	9,530
BONAR V	Fixed rate	3/28/2006	3/28/2011	USD	1,500	1,500
BONAR VII	Fixed rate	9/12/2006	9/12/2013	USD	2,000	2,000
BONAR X	Fixed rate	4/15/2007	4/17/2017	USD	2,074	2,074
PAR IN U$S	Fixed rate	12/31/2003	12/31/2038	USD	6,559	6,559
PAR IN EUROS	Fixed rate	12/31/2003	12/31/2038	EUR	7,464	7,464
PAR IN YENES	Fixed rate	12/31/2003	12/31/2038	YENES	187	187
DISCOUNT IN U$S	Fixed rate	12/31/2003	12/31/2033	USD	4,165	4,940
DISCOUNT IN EUROS	Fixed rate	12/31/2003	12/31/2033	EUR	3,340	3,924
DISCOUNT IN YENES	Fixed rate	12/31/2003	12/31/2033	YENES	52	57
AMPAROS Y EXCEPCIONES	Various			USD		26

Total					59,264	53,627

TABLES AND SUPPLEMENTAL INFORMATION
Peso-Denominated Debt
Direct Debt
Peso-Denominated Defaulted Bonds

					Principal Amount

LENDER	Interest Rate	Issue Date	Final Maturity	Currencies	Face Value	Outstanding as of December 31, 2007

					Millions of dollars	Millions of dollars
BOCON PROVEEDOR 1ra S. PESOS	Savings account	4/1/1991	4/1/2007	ARP	9	7
BOCON PROVEEDOR 2da S. PESOS	Savings account	12/28/1994	12/28/2010	ARP	0	0
BOCON PROVEEDOR 3ra S. PESOS	Savings account	1/15/1999	4/15/2007	ARP	5	4
BOCON PROVEEDOR 5ta S. PESOS	Savings account	4/15/2001	4/15/2007	ARP	4	4
EUROLETRA	11.75%	2/12/1997	2/12/2007	ARP	0	0
EUROLETRA	8.75%	7/10/1997	7/10/2002	ARP	1	1
DTO.1023/7-7-95	Savings account	4/24/1995	4/1/2007	ARP	16	12
LETES	2%	3/16/2001	3/15/2002	ARP + CER	9	24
LETES	2%	12/14/2001	2/15/2002	ARP + CER	4	12
LETES	2%	12/14/2001	3/8/2002	ARP + CER	4	12
LETES	2%	12/28/2001	2/22/2002	ARP + CER	1	4
LETES	2%	12/28/2001	3/22/2002	ARP + CER	1	4
BONEX 1992 / PESIFICADO	2%	9/15/1992	5/8/2003	ARP + CER	9	26
FERROBONOS / PESIFICADO	2%	10/1/1991	10/1/2030	ARP + CER	0	0
PRE4 / PESIFICADO	2%	9/1/1992	9/1/2002	ARP + CER	41	27
PRO2 / PESIFICADO	2%	4/1/1991	4/1/2007	ARP + CER	17	34
PRO4 / PESIFICADO	2%	12/28/1994	12/28/2010	ARP + CER	15	52
PRO6 / PESIFICADO	2%	1/15/1999	4/15/2007	ARP + CER	23	55
PRO8 / PESIFICADO	2%	1/1/2000	1/1/2016	ARP + CER	0	1
PRO10 / PESIFICADO	2%	4/15/2001	4/15/2007	ARP + CER	2	5
PRE6 / PESIFICADO	2%	1/1/2000	1/1/2010	ARP + CER	1	3
BONTE 06 / PESIFICADO	2%	2/21/2001	5/15/2006	ARP + CER	6	17
BONTE 05 / PESIFICADO	2%	2/21/2000	5/21/2005	ARP + CER	22	63
BONTE 03 / PESIFICADO	2%	2/21/2000	5/21/2003	ARP + CER	25	73
BONTE 02 / PESIFICADO	2%	5/9/1997	5/9/2002	ARP + CER	50	142
BONTE 03 V / PESIFICADO	2%	7/21/1998	7/21/2003	ARP + CER	2	5
BONTE 04 / PESIFICADO	2%	5/24/1999	5/24/2004	ARP + CER	17	48
B-P 02 / E+4,00% / PESIFICADO	2%	4/24/2000	4/24/2002	ARP + CER	0	1
B-P 02 / E+3,30% / PESIFICADO	2%	8/22/2000	8/22/2002	ARP + CER	0	1
BONO/2002/9% PESIFICADO	2%	4/16/2001	4/16/2002	ARP + CER	2	6
B-P 06 / B+4,50% S3/PESIFICADO	2%	7/27/2001	7/24/2006	ARP + CER	0	0
BONO/BADLAR+4.5/IV/2006	2%	8/8/2001	8/8/2006	ARP + CER	0	0
B-P 02 / E+5,80% / PESIFICADO	2%	10/30/2000	10/30/2002	ARP + CER	0	0
B-P 04 / E+4,35% / PESIFICADO	2%	2/16/2001	2/16/2004	ARP + CER	0	0
BONO/BADLAR+4.5/I/2007	2%	8/23/2001	8/23/2007	ARP + CER	0	0
BONO/BADLAR+4.5/II/2007	2%	8/28/2001	9/4/2007	ARP + CER	0	0
BONO/BADLAR+4/IV/2005	2%	9/27/2001	9/27/2005	ARP + CER	0	0

Total					286	643

TABLES AND SUPPLEMENTAL INFORMATION
Foreign Currency-Denominated Debt
Direct Debt
Foreign Currency-Denominated Defaulted Bonds

					Principal Amount

LENDER	Interest Rate	Issue Date	Final Maturity	Currencies	Face Value	Outstanding as of December 31, 2007

					Millions of dollars	Millions of dollars
GLOBAL BOND	7,00% - 15,50%	6/19/2001	12/19/2008	USD	441	441
GLOBAL BOND	12.25%	6/19/2001	6/19/2018	USD	449	813
GLOBAL BOND	12.00%	6/19/2001	6/19/2031	USD	449	804
GLOBAL BOND	10,00% - 12,00%	6/19/2001	9/19/2008	USD	595	595
DISCOUNT	LIBOR + 0,8125	3/31/1993	3/31/2023	USD	78	78
PAR BONDS	Fixed rate	3/31/1993	3/31/2023	USD	185	185
DISCOUNT	LIBOR + 0,8125	3/31/1993	3/31/2023	EUR	11	11
PAR BONDS	5.87%	3/31/1993	3/31/2023	EUR	68	68
FLOATING RATE BOND	LIBOR	3/31/1993	3/31/2005	USD	192	107
GLOBAL BOND	8.375%	12/20/1993	12/20/2003	USD	476	476
GLOBAL BOND	11%	10/9/1996	10/9/2006	USD	471	471
GLOBAL BOND	11.375%	1/30/1997	1/30/2017	USD	545	545
GLOBAL BOND	9.75%	9/19/1997	9/19/2027	USD	197	197
SPAN	Floating rate	12/16/1997	11/30/2002	USD	82	82
EUROLETRA	8.75%	2/4/1998	2/4/2003	EUR	342	342
FRAN	Floating rate	4/13/1998	4/10/2005	USD	301	301
GLOBAL BOND	8.875%	3/1/1999	9/1/2029	USD	34	34
GLOBAL BOND	11%	12/4/1998	12/4/2005	USD	301	301
GLOBAL BOND	12.125%	2/25/1999	2/25/2019	USD	59	59
EUROLETRA	LIBOR + 5,75%	4/6/1999	4/6/2004	USD	78	78
GLOBAL BOND	11.75%	4/7/1999	4/7/2009	USD	384	384
GLOBAL BOND	Cero Coupon	10/15/1999	10/15/2004	USD	170	170
GLOBAL BOND	10.25%	7/21/1999	7/21/2030	USD	124	124
GLOBAL BOND	12.00%	1/31/2001	1/31/2031	USD	0	0
GLOBAL BOND	12.38%	2/21/2001	2/21/2012	USD	168	168
EUROLETRA	BADLAR + 2,98%	5/11/2001	5/11/2004	USD	1	1
EUROLETRA	POOL + 4,95%	5/11/2001	5/11/2004	USD	15	15
EUROLETRA	7.40%	4/4/1996	4/4/2006	JPY	2	2
EUROLETRA	7.40%	4/25/1996	4/25/2006	JPY	9	9
EUROLETRA	7.40%	5/15/1996	5/15/2006	JPY	1	1
EUROLETRA	6.00%	11/12/1996	3/24/2005	JPY	8	8
EUROLETRA	5.00%	12/20/1996	12/20/2002	JPY	34	34
EUROLETRA	4.40%	5/27/1997	5/27/2004	JPY	17	17
EUROLETRA	7.00%	3/18/1997	3/18/2004	EUR	279	279
EUROLETRA	8.00%	10/30/1997	10/30/2009	EUR	237	237
EUROLETRA	11,00% - 8,00%	2/26/1998	2/26/2008	EUR	378	378
EUROLETRA	8,00% - 8,25% - 9,00%	7/6/1998	7/6/2010	EUR	255	255
EUROLETRA	7.88%	7/29/1998	7/29/2005	EUR	63	63
EUROLETRA	14,00% - 9,00%	11/19/1998	11/19/2008	EUR	112	112
EUROLETRA	3.50%	8/11/1999	8/11/2009	JPY	23	23
BONO R.A.	5.40%	12/17/1999	12/17/2003	JPY	4	4
BONO R.A.	9.00%	6/20/2000	6/20/2003	EUR	670	670
SAMURAI	5.13%	6/14/2000	6/14/2004	JPY	33	33
BONO R.A.	10.00%	9/7/2000	9/7/2007	EUR	234	234
BONO R.A.	4.85%	9/26/2000	9/26/2005	JPY	24	24
EUROLETRA	7.00%	3/18/1997	3/18/2004	EUR	16	16
BONO R.A.	9.00%	4/26/1999	4/26/2006	EUR	266	266
BONO R.A.	10.00%	12/7/1999	12/7/2004	EUR	254	254
BONO R.A.	9.75%	11/26/1999	11/26/2003	EUR	163	163
EUROLETRA	10.00%	1/7/2000	1/7/2005	EUR	425	425

					Principal Amount

LENDER	Interest Rate	Issue Date	Final Maturity	Currencies	Face Value	Outstanding as of December 31, 2007

					Millions of dollars	Millions of dollars
EUROLETRA	EURIBOR + 5,10%	12/22/1999	12/22/2004	EUR	89	89
BONO R.A.	10.25%	1/26/2000	1/26/2007	EUR	476	476
EUROLETRA	8.13%	4/4/2000	10/4/2004	EUR	341	341
EUROLETRA	9.00%	5/24/2000	5/24/2005	EUR	445	445
EUROLETRA	9.25%	7/20/2000	7/20/2004	EUR	606	606
EUROLETRA	10.00%	2/22/2001	2/22/2007	EUR	264	264
EUROLETRA	11.00%	11/5/1996	11/5/2003	EUR	177	177
EUROLETRA	10.00%	1/3/1997	1/3/2007	EUR	198	198
EUROLETRA	LIBOR + 1,60%	5/27/1997	5/27/2004	EUR	145	145
EUR	10,00% - 7,625%	8/11/1997	8/11/2007	EUR	260	260
EUROLETRA	9,25% - 7,00%	10/21/1997	3/18/2004	EUR	252	252
EUROLETRA	9,00% - 7,00%	10/24/1997	3/18/2004	EUR	129	129
EUROLETRA	10.50%	11/14/1995	11/14/2002	EUR	207	207
EUROLETRA	10.25%	2/6/1996	2/6/2003	EUR	184	184
EUROLETRA	11.25%	4/10/1996	4/10/2006	EUR	271	271
EUROLETRA	11.75%	5/20/1996	5/20/2011	EUR	378	378
EUROLETRA	9.00%	9/19/1996	9/19/2003	EUR	66	66
EUROLETRA	12.00%	9/19/1996	9/19/2016	EUR	99	99
EUROLETRA	11.75%	11/13/1996	11/13/2026	EUR	140	140
EUROLETRA	8.50%	12/23/1996	2/23/2005	EUR	196	196
BONO R.A/	10,00% - 8,00%	4/3/1998	2/26/2008	EUR	190	190
EURO-BONO	7.50%	5/23/1997	5/23/2002	EUR	46	46
EUROLETRA	7.00%	12/4/1996	12/4/2003	CHF	68	68
EUROLETRA	10.00%	6/25/1997	6/25/2007	GBP	65	65
GLOBAL BOND	8.13%	4/21/1998	4/21/2008	EUR	460	460
EUROLETRA	Fixed Amount Coupon	5/28/1998	5/28/2028	EUR	98	98
EUROLETRA	8.50%	7/30/1998	7/30/2010	EUR	287	287
BONO R.A.	8.00%	2/25/1999	2/25/2002	EUR	126	126
BONO R.A.	15,00% - 8,00%	2/26/1999	2/26/2008	EUR	191	191
EUROLETRA	10,375% - 8,00%	3/12/1998	10/30/2009	EUR	245	245
EUROLETRA	LIBOR + 2,50%	7/8/1998	7/8/2005	EUR	308	308
BONO R.A.	9.50%	3/4/1999	3/4/2004	EUR	214	214
BONO R.A.	14,00% - 8,00%	4/6/1999	2/26/2008	EUR	139	139
EUROLETRA	10,50% - 7,00%	5/10/1999	3/18/2004	EUR	254	254
BONO R.A.	9.00%	5/26/1999	5/26/2009	EUR	403	403
EUROLETRA	7.125%	6/10/1999	6/10/2002	EUR	114	114
BONO R.A	8.50%	7/1/1999	7/1/2004	EUR	440	440
BONO R.A	EURIBOR + 4%	7/22/1999	7/22/2003	EUR	46	46
BONO R.A.	9.25%	10/21/1999	10/21/2002	EUR	385	385
GLOBAL BOND	12.00%	2/3/2000	2/1/2020	USD	84	84
GLOBAL BOND	11.375%	3/15/2000	3/15/2010	USD	201	201
GLOBAL BOND	11.75%	6/15/2000	6/15/2015	USD	170	170

Total					19,181	19,815